As filed with the Securities and Exchange Commission on May 12, 2008

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Forbes Energy Services LLC*

Forbes Energy Capital Inc. *

Forbes Energy Services Ltd. *

(Exact name of registrants as specified in their organizational documents)

Delaware	26-1686176	1389
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)	(Primary Standard Industrial Classification Code Number)

3000 South Business Highway 281

Alice, Texas 78332

(361) 664-0549

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

John E. Crisp

Chairman, President and Chief Executive Officer

3000 South Business Highway 281

Alice, Texas 78332

(361) 664-0549

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

R. Clyde Parker, Jr., Esq.

Paul Aubert, Esq.

Winstead PC

1450 Lake Robbins Drive, Suite 600

The Woodlands, Texas 77380

(281) 681-5900

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this registration statement becomes effective.

If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(1)(2)
11% Senior Secured Notes due 2015	$205,000,000	100%	$205,000,000	$8,060.00
Guarantees of 11% Senior Secured Notes due 2015(3)	—	—	—	—

(1)	Represents the maximum principal amount of 11% Senior Secured Notes due 2015 that may be issued pursuant to the exchange offer described in this registration statement. The registration fee was calculated pursuant to Rule 457(f) under the Securities Act of 1933.
(2)	Pursuant to Rule 457(n), no registration fee is required for the guarantees of the notes registered hereby.
(3)	The notes being registered will be guaranteed by all of our existing and future domestic restricted subsidiaries and, assuming the Bermuda Reorganization (as defined herein) is completed, by Forbes Energy Services Ltd.

The Registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrants shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

*	Includes (i) Forbes Energy Services LLC, a Delaware limited liability company, and an issuer of the notes, (ii) Forbes Energy Capital Inc., a Delaware corporation and an issuer of the notes and (iii) Forbes Energy Services Ltd., a Bermuda corporation that may become the ultimate parent of the issuers and other guarantors and, in such event, will also be a guarantor of the notes. Also includes existing subsidiaries guaranteeing the notes being registered hereby, which are also registrants. Information about Forbes Energy Services LLC, Forbes Energy Capital Inc. and Forbes Energy Services Ltd. and these additional registrants appears on the following page.

TABLE OF ISSUERS AND SUBSIDIARY GUARANTOR REGISTRANTS

(Exact name of Additional Registrant as Specified in its Charter)(1)	(State or Other Jurisdiction of Organization)	(Primary Standard Industrial Classification Code Number)	I.R.S. Employer Identification Number
Forbes Energy Services LLC (Issuer)	Delaware	1389	26-1686176
Forbes Energy Capital Inc. (Issuer)	Delaware	1389	26-1697373
C.C. Forbes, LLC	Delaware	1389	16-1685695
TX Energy Services, LLC	Delaware	1389	74-2505843
Superior Tubing Testers, LLC	Delaware	1389	20-0905969
Forbes Energy Services Ltd.(2)	Bermuda	1389

(1)	The address for each issuer and subsidiary guarantor registrant is 3000 South Business Highway 281, Alice, Texas, 78332.
(2)	It is anticipated that Forbes Energy Services Ltd., a Bermuda corporation, will become the direct parent of Forbes Energy Services LLC prior to the effectiveness of this registration statement. It is also anticipated that Forbes Energy Services Ltd., which in such event will fully guarantee the notes offered hereby, will become the principal registrant under this registration statement at such time.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated May 12, 2008

PROSPECTUS

$205,000,000

Forbes Energy Services LLC

Forbes Energy Capital Inc.

Forbes Energy Services Ltd.

Offer to Exchange

11% Senior Secured Exchange Notes due 2015

with

issuance registered under the Securities Act of 1933

for

11% Senior Secured Initial Notes due 2015

The Issuers

We are an independent oilfield services company that provides a broad range of drilling and production related services to oil and natural gas companies. The services we provide are used to help oil and natural gas companies develop and enhance the production of oil and natural gas, and include fluid hauling, fluid disposal, well maintenance, completion services, workovers, recompletions, plugging and abandonment. Our principal offices are located at 3000 South Business Highway 281, Alice, Texas 78332. Forbes Energy Services Ltd. wholly owns Forbes Energy Services LLC and, indirectly, Forbes Energy Capital Inc., which are jointly and severally offering the exchange notes. Forbes Energy Capital Inc., a direct wholly-owned subsidiary of Forbes Energy Services LLC, has only nominal assets, does not conduct any operations and was formed solely to act as co-issuer of the exchange notes.

Terms of The Exchange Offer:

•	On February 12, 2008, we issued $205 million aggregate principal amount of 11% senior secured notes due 2015, or the initial notes, under our indenture governing such initial notes at 97.635% of par.

•

We are offering to exchange up to $205 million in principal amount of 11% senior secured notes due 2015, or the exchange notes, for our outstanding initial notes. The issuance of such exchange notes has been registered under the Securities Act of 1933, such notes are tradable without restriction under the federal securities laws and have terms that are identical to our initial notes.

•	We will exchange all initial notes that you validly tender and do not validly withdraw before the exchange offer expires for an equal principal amount of exchange notes.

•	The exchange offer expires at 5:00 p.m., New York City time, on , 2008, unless extended. We do not currently intend to extend the exchange offer.

•	Tenders of initial notes may be withdrawn at any time before the expiration of the exchange offer.

•	The exchange of exchange notes for initial notes will not be a taxable event for U.S. federal income tax purposes.

•	We will not receive any proceeds from the exchange offer.

•

Each broker-dealer that receives notes in connection with this exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. If a broker-dealer acquired initial notes as a result of market-making or other trading activities, such broker-dealer may use this prospectus, as supplemented or amended, in connection with resales of exchange notes.

The Exchange Notes Offered Hereby:

Maturity. The exchange notes will mature on February 15, 2015.

Interest. We will pay interest in cash on the principal amount of the exchange notes at an annual rate of 11%. We will make interest payments on the exchange notes semi-annually on February 15 and August 15 of each year, commencing August 15, 2008.

Guarantees. The exchange notes will be fully, unconditionally and irrevocably guaranteed jointly and severally on a senior secured basis by each of our existing and future domestic restricted subsidiaries and any new parent.

Ranking. The exchange notes and the guarantees will rank senior in right of payment to all our existing and future subordinated indebtedness and that of the guarantors, as applicable, and equal in right of payment with all of our other existing and future senior indebtedness and that of the guarantors, as applicable.

Security Interest. The exchange notes and the guarantees will be secured by second priority liens on substantially all of our assets, subject to certain exceptions and permitted liens. Pursuant to the terms of an intercreditor agreement that we are seeking to enter into after the closing of this offering, we expect that such liens will be contractually subordinated to liens thereon that secure a new credit facility and certain other permitted indebtedness. Consequently, we expect that the exchange notes and the guarantees will be effectively subordinated to the new credit facility and such other indebtedness to the extent of the value of such assets.

Optional Redemption. Prior to February 15, 2012, we may redeem some or all of the exchange notes at the make-whole redemption price set forth in this prospectus. On or after February 15, 2012, we may redeem some or all of the exchange notes at a premium that will decrease over time as set forth in this prospectus, plus accrued and unpaid interest to the date of redemption. Prior to February 15, 2011, we may redeem up to 35% of the aggregate principal amount of the exchange notes with the net proceeds of specified equity offerings at a redemption price equal to 111.500% of the principal amount thereof, plus accrued and unpaid interest to the date of redemption, provided that, following such redemption, at least 65% of the aggregate principal amount of the exchange notes originally issued under the indenture remains outstanding.

Change of Control Offer. If we or any new parent experience a change of control, the holders of the exchange notes will have the right to put their exchange notes to us at 101% of their principal amount, plus accrued and unpaid interest, if any.

Asset Sale Offer. Following certain asset sales, we may have to offer to use the proceeds to purchase a portion of the exchange notes at a price in cash equal to 100% of their principal amount, plus accrued and unpaid interest, if any.

Excess Cash Flow Offer. If we have excess cash flow (as defined) for any fiscal year beginning with fiscal 2008, we may have to use 50% of such excess cash flow (with certain adjustments) to repurchase exchange notes put to us by holders of exchange notes at 101% of their principal amount, plus accrued and unpaid interest, if any.

PORTAL. We expect that the exchange notes will be eligible for trading in The PORTAL MarketSM (“PORTAL”), a subsidiary of The Nasdaq Stock Market, Inc.®

See the “Description of Notes” section beginning on page 83 for more information about our notes, including the exchange notes to be issued in this exchange offer.

See the “ Risk Factors” section beginning on page 15 for a discussion of factors you should consider before participating in the exchange offer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2008.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement we filed with the Securities and Exchange Commission, or the Commission. In making your decision to participate in this exchange offer, you should rely only on the information contained in this prospectus and in the accompanying letter of transmittal. We have not authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed after that date.

Unless otherwise indicated, references in this prospectus to “exchange notes” refer to the 11% Senior Secured Notes due 2015 offered by us in this prospectus and issuable in the exchange offer; to “initial notes” refer to those currently outstanding 11% Senior Secured Notes which were originally issued February 12, 2008 and to “notes” refers to both the exchange notes and the initial notes unless stated otherwise herein.

References in this prospectus to “we,” “us,” “our” or the “Company” are to the operating subsidiaries of Forbes Energy Services LLC on a combined basis through December 31, 2007, to Forbes Energy Services LLC and its subsidiaries on a consolidated basis from January 1, 2008, until the Bermuda Reorganization (as defined herein), and to Forbes Energy Services Ltd. and its subsidiaries on a consolidated basis thereafter assuming the Bermuda Reorganization is completed, in each case after giving effect to the Delaware Reorganization (as defined herein) and the Bermuda Reorganization, unless the context indicates or requires otherwise.

Forbes Energy Services Ltd. is a Bermuda corporation formed to act as the direct holding company of Forbes Energy Services LLC, a Delaware limited liability company. Forbes Energy Services LLC was formed to be the U.S. holding company of the three wholly-owned operating companies that have conducted our business historically. We refer to these three operating subsidiaries, TX Energy Services, LLC, C.C. Forbes, LLC and Superior Tubing Testers, LLC, and their respective predecessor entities, on a combined basis as the “Forbes Group.” Forbes Energy Capital Inc., a Delaware corporation, is a wholly-owned subsidiary of Forbes Energy Services LLC, has only nominal assets, does not conduct any operations and was formed solely to act as co-issuer of the notes. See “Business—Corporate Structure and History.”

References to “any new parent” mean any new parent of Forbes Energy Services LLC that was or is formed after the closing of the offering of the initial notes and becomes the parent of Forbes Energy Services LLC, including, assuming the Bermuda Reorganization is completed, Forbes Energy Services Ltd. In such event, Forbes Energy Services Ltd. will guarantee, and any other new parent will be required to guarantee, the notes on a senior secured basis. In addition, any new parent, including Forbes Energy Services Ltd. if the Bermuda Reorganization is completed, will be limited in its activities and will be required to join other covenants applicable to Forbes Energy Services LLC and the guarantees pursuant to the indenture. See “Description of Exchange Notes.”

All historical financial statements and other financial data contained in this prospectus as of and for the year ended December 31, 2007 and prior periods are of the Forbes Group on a combined basis, whether identified as such or not. This financial information is presented on a combined basis because the operating subsidiaries were under common management prior to the Delaware Reorganization (as defined herein). Forbes Energy Services LLC currently reports its financial results on a consolidated basis for periods since January 1, 2008.

The glossary contained in Annex A of this prospectus provides definitions of some oil and natural gas terms used in this prospectus.

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WHERE YOU CAN FIND MORE INFORMATION

This prospectus includes important business and financial information about us that is not included in or delivered with this prospectus. If we have made references in this prospectus to any contracts, agreements or other documents and also filed any of those contracts, agreements or other documents as exhibits to the registration statement, you should read the relevant exhibit for a more complete understanding of the document or the matter involved.

After the registration statement becomes effective, we will file annual, quarterly and current reports and other information with the Commission. You may read and copy any document we file with the Commission at the Commission’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Our filings with the Commission are also available to the public at the Commission’s website at http://www.sec.gov.

You may obtain copies of the information and documents incorporated by reference in this prospectus at no charge by writing or telephoning us at the following address or telephone number:

Forbes Energy Services LLC

3000 South Business Highway 281

Alice, TX 78332

Attention: Investor Relations

(361) 664-0549

We also maintain an Internet site at http://www.forbesenergyservices.com. We will, as soon as reasonably practicable after the electronic filing of our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports if applicable, make available such reports free of charge on our website. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or registration statement of which this prospectus forms a part, and you should not rely on any such information in making your decision whether to exchange our securities.

To obtain timely delivery of any of our filings, agreements or other documents, you must make your request to us no later than                     , 2008. In the event that we extend the exchange offer, you must submit your request at least five business days before the expiration date of the exchange offer, as extended. We may extend the exchange offer in our sole discretion. See “The Exchange Offer” for more detailed information.

ii

FORWARD-LOOKING STATEMENTS

This prospectus and any oral statements made in connection with it include certain forward-looking statements within the meaning of the federal securities laws. You can generally identify forward-looking statements by the appearance in such a statement of words like “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should” or “will” or other comparable words or the negative of these words. When you consider our forward-looking statements, you should keep in mind the risk factors we describe and other cautionary statements we make in this prospectus. Our forward-looking statements are only predictions based on expectations that we believe are reasonable. Our actual results could differ materially from those anticipated in, or implied by, these forward-looking statements as a result of known risks and uncertainties set forth below and elsewhere in this prospectus. These factors include or relate to the following:

•	supply and demand for oilfield services and industry activity levels;

•	potential for excess capacity;

•	competition;

•	substantial capital requirements;

•	technological obsolescence of operating equipment;

•	dependence on certain key employees;

•	concentration of customers;

•	substantial additional costs of compliance with reporting obligations, including the Sarbanes-Oxley Act;

•	material weaknesses in internal controls over financial reporting;

•	seasonality of oilfield services activity;

•	dependence on equipment suppliers not party to written contracts;

•	collection of accounts receivable;

•	environmental and other governmental regulation;

•	risks inherent in our operations;

•	market response to global demands to curtail use of oil and natural gas;

•	change of control;

•	conflicts of interest between the principal equity investors and noteholders;

•	results of legal proceedings;

•	ability to fully integrate future acquisitions; and

•	the other factors discussed under “Risk Factors.”

We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. To the extent these risks, uncertainties and assumptions give rise to events that vary from our expectations, the forward-looking events discussed in this prospectus may not occur. All forward-looking statements attributable to us are qualified in their entirety by this cautionary statement.

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SUMMARY

This prospectus summary highlights selected information contained elsewhere in this prospectus. We urge you to carefully read all of this prospectus, including the combined financial statements and accompanying notes of the Forbes Group, to gain a more complete understanding of our business and the terms of the notes, as well as some of the other considerations that may be important to you, before making your investment decision. You should pay special attention to the “Risk Factors” section of this prospectus to determine whether an investment in the exchange notes is appropriate for you.

Our Company

We are an independent oilfield services contractor that provides a broad range of drilling-related and production-related services to oil and natural gas companies, primarily onshore in Texas. The services we provide are used to help oil and natural gas companies develop and enhance the production of oil and natural gas, and include fluid hauling, fluid disposal, well maintenance, completion services, workovers and recompletions, plugging and abandonment, and tubing testing. We believe that we operate one of the youngest fleets of well servicing rigs, including those commonly referred to as workover rigs, in Texas.

We believe that our broad range of services, which extends from initial drilling, through production, to eventual abandonment, is fundamental to establishing and maintaining the flow of oil and natural gas throughout the life cycle of our customers’ wells. We derive a majority of our revenues from services that support production from existing oil and natural gas operations. We believe that demand for these production- related services, which include well servicing and fluid logistics, tends to remain relatively stable and is not highly sensitive to the prices of oil and natural gas, as ongoing maintenance spending is required to sustain production.

Since our inception in September 2003, we have grown organically from a small South Texas operational base with two well servicing rigs and eight vacuum trucks to a major regional provider of an integrated offering of production and well services. We have successfully executed an aggressive organic growth strategy focused on fleet expansion with the construction of new equipment in a segment of the oilfield services industry characterized by an aging fleet. We believe that our new well servicing rigs and equipment, with an average age of less than three years, significantly differentiate us from our competitors.

As of December 31, 2007, we operated from 18 locations across Texas. We currently provide a wide range of services to a diverse group of over 800 companies. Our blue-chip customer base includes ConocoPhillips Company, Apache Corporation, Chesapeake Energy Corporation, Devon Energy Corporation, Dominion Resources, Inc., EOG Resources, Inc., and Penn Virginia Corporation, among others. John E. Crisp and Charles C. Forbes, our senior management team, have cultivated deep and ongoing relationships with these customers over their average of 30 years of experience in the oilfield services industry. For the year ended December 31, 2007, we generated revenues and EBITDA of approximately $207.0 million and $68.0 million, respectively.

We currently conduct our operations through the following two business segments:

•

Well Servicing. Our well servicing segment accounted for 50.0% of our revenues for the year ended December 31, 2007. At December 31, 2007, the well servicing segment utilized our fleet of 101 well servicing rigs, which included 95 workover rigs and six swabbing rigs and related assets and equipment. Since December 31, 2007, we have added 19 workover rigs and one swabbing rig. These assets are used to provide well maintenance, including remedial repairs and removal and replacement of downhole production equipment, well workovers, including significant downhole repairs, re-completions and re-perforations, completion and swabbing activities, and plugging and abandoning services. In addition, we have a fleet of six tubing testing units that are used to conduct pressure testing of oil and natural gas production tubing.

•

Fluid Logistics. Our fluid logistics segment accounted for 50.0% of our revenues for the year ended December 31, 2007. The fluid logistics segment utilizes the Company’s modern fleet of fluid transport trucks and related assets, including specialized vacuum, high-pressure pump and tank trucks, frac tanks, water wells, proprietary salt water disposal wells and facilities, and related equipment. Since December 31, 2007, we have added 16 vacuum trucks, three other heavy trucks, and 69 frac tanks. These assets are used to provide, transport, store, and dispose of a variety of drilling and produced fluids used in, and generated by, oil and natural gas production. These services are required in most workover and completion projects and are routinely used in daily producing well operations.

We believe that our two business segments are complementary and create synergies in terms of selling opportunities. Our multiple lines of service allow us to capitalize on our existing customer base to grow within existing markets, generate more business from existing customers, and increase operating profits. By offering customers the ability to reduce the number of vendors they use, we believe that we help improve our customers’ efficiency. This is demonstrated by the fact that 85.9% of our revenues for the year ended December 31, 2007 were from customers that utilized services of both of the business segments. Further, by having multiple service offerings that span the life cycle of the well, we believe that we have a competitive advantage over smaller competitors offering more limited services.

The following table summarizes the major components of our equipment fleet.

	December 31,
	2003	2004	2005	2006	2007
Locations	3	4	7	12	18

Well Servicing Segment
Workover rigs	3	11	17	41	95
Swabbing rigs	—	—	—	2	6
Tubing testing units	—	4	4	4	5

Fluid Logistics Segment
Vacuum trucks(1)	16	26	99	147	205
High pressure pump trucks	2	2	4	7	14
Other trucks	4	6	16	25	43
Frac tanks(1)	32	105	241	568	951
Salt water disposal wells	1	4	6	9	14

(1)	At December 31, 2007, nine of the vacuum trucks and 134 of the frac tanks were leased.

Industry Overview

Participants in the upstream oil and natural gas industry in the United States generally fall into one of two categories: (i) oil and natural gas companies and (ii) oilfield services companies. Oil and natural gas companies generally explore for, develop and produce oil and natural gas reserves. Oilfield services companies generally provide equipment, products and services to assist oil and natural gas companies in their efforts to explore for, develop and produce oil and natural gas reserves.

The scope of services provided ranges widely among oilfield services companies, with some companies focusing on the provision of limited services in narrow geographic markets and others providing a broader, integrated range of oilfield services within the continental United States and, in some cases, internationally.

Demand for services offered by the oilfield services industry in the continental United States is generally a function of the willingness of oil and natural gas companies to make operating and capital expenditures to explore for, develop and produce oil and natural gas in the continental United States, which in turn is affected by current and anticipated levels of oil and natural gas demand and prices.

We believe that the following trends in our industry affect our operations:

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High Demand for Oil and Natural Gas in the United States. Demand for oil and natural gas in the United States has increased significantly in recent years, and far outpaced domestic supply. From 1990 through 2006, according to the Energy Information Administration, or the EIA, demand for natural gas in the United States grew at an annual rate of 0.8%, while domestic production during the same period increased by only 0.3%. For crude oil during the same time, U.S. demand grew at an annual rate of 1.2% while domestic production declined at an annual rate of 2.3%. This supply and demand imbalance, coupled with perceived geopolitical instability in some oil and natural gas producing regions of the world and limited international supply responses, has resulted in significant increases in exploration and development activities in the United States in recent years.

•

Need for More Wells Drilled to Achieve Equal Levels of Production. Even though the number of U.S. oil and natural gas wells drilled has increased over the past ten years, corresponding increases in production have not been achieved. The increasing decline rates and smaller average reserves per well are likely to result in continued increases in the number of wells drilled. With the increase in the number of wells drilled, we expect that there will be a greater demand for post-drilling service activities, including workover and stimulation services.

•

Robust Activity in our Core Texas Operating Area. Oil and natural gas industry activity in Texas has increased significantly in recent years. The Baker Hughes active rig count for drilling and workover rigs indicates that in Texas the average number of active onshore drilling rigs in 2007 was 151% higher than it was in 2000. Texas has nearly 220,000 producing oil and natural gas wells according to the EIA, which is more than any other individual state in the United States. Once initially completed, these wells are typically subjected to a number of workovers throughout their life that are aimed at increasing or maintaining production.

•

Aging U.S. Workover Rig Fleet. Based on available industry information, we believe that the average age of each workover rig in the United States is in excess of 20 years. From 2000 to 2007, the average number of drilling rigs in Texas grew 151%, while the average number of workover rigs decreased 8% as well servicing companies have been forced to retire older workover rigs. According to Baker Hughes, the workover rig fleet size in Texas as of June 2007 was approximately 600.

•

Volatile Price Environment. According to the EIA, approximately 2.7 Tcf of natural gas was in working storage as of January 11, 2008. This inventory level is 6.7% above the historical five-year average for this week of the year, which has led to concerns that natural gas prices could weaken in the event the United States experiences warmer than normal winters and demand for natural gas diminishes. Natural gas prices have historically been volatile, and a prolonged decline in prices could have a negative impact on demand for certain oilfield services.

Our Competitive Strengths

We believe that the following competitive strengths position us well within the oilfield services industry:

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Young and Modern Fleet. We believe we operate one of the youngest and most modern fleets of well servicing rigs among the large well-servicing companies, based on an average age of well servicing rigs. We believe over 80% of the active U.S. well servicing rig fleet was built prior to 1982, resulting in an average age in excess of 20 years. By contrast, approximately 89% of our 101 well servicing rigs at

December 31, 2007 were built in the last three years. Many of our customers tell us that a younger and more modern fleet is more attractive to them because newer well servicing rigs require less down time for maintenance and generally are more reliable than older equipment. In addition, we believe that the level of our business is not subject to the same fluctuations as may be experienced by our competitors who operate primarily older equipment because new equipment is typically the first to be deployed and the last to be idled. Also, as part of our strategy, we have undertaken to enhance our design specifications to better address operational and safety issues characteristic of older equipment.

•

Exposure to Revenue Streams Throughout the Life Cycle of the Well. Our maintenance and workover services expose us to demand from our customers throughout the life cycle of a well, from drilling through production and eventual abandonment. Each new well that is drilled provides us a potential multi-year stream of well services revenue, as our customers attempt to maximize and maintain a well’s productivity. Accordingly, demand for our services is generally driven by the total number of producing wells in a region and is generally less volatile than demand for new well drilling services.

•

High Level of Customer Retention with a Blue Chip Customer Base. Our top customers include many of the largest integrated and independent oil and natural gas companies operating onshore in the United States. We believe we have been successful in growing in our existing markets as well as expanding to new markets with existing customers due to the quality of our well servicing rigs, our personnel and our safety record. For example, members of our senior management have maintained excellent working relationships for the past 20 years with ConocoPhillips, which is currently our largest customer. We believe the complementary nature of our two business segments also helps retain customers because of the efficiency we offer a customer that has multiple needs at the wellsite. Notably, 85.9% of our revenues from the year ended December 31, 2007 were from customers that utilized services of both of our business segments.

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Industry-Leading Safety Record. For 2006, we had approximately 83% fewer incidents than the industry average. Our customers tell us that our safety record and reputation are critical factors to purchasing and operations managers in their decision-making process. Over several years, we have developed a strong safety culture based on our training programs and safety seminars for our employees and customers. For example, for several years, members of our senior management have played an integral part in monthly joint safety training meetings with ConocoPhillips’ personnel. In addition, our purchase and deployment of new well servicing rigs with enhanced safety features has contributed to our strong safety record and reputation.

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Experienced Senior Management Team and Operations Staff. Our senior management team of John E. Crisp and Charles C. Forbes have over 63 years of combined experience within the oilfield services industry. In addition, our next level of management, which includes our location managers, has an average of approximately 23 years of experience in the industry. We believe our employee turnover rate is among the lowest in the oilfield services industry due to our younger equipment, strong safety record, ongoing growth opportunities and competitive compensation.

Our Strategy

Our strategy is to continue to do the following:

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Invest in New Equipment. We intend to continue to build our fleet organically and maintain one of the youngest fleets in the industry. Our customers tell us that they prefer newer equipment, which is generally safer to operate and has increased capabilities at the wellsite, including less down time and greater operational efficiency. Additionally, employees also prefer to work with new equipment, which allows us to attract and retain the high-quality, experienced personnel that are critical to maintaining customer loyalty.

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Focus on Proven and Established Oil and Natural Gas Basins. We focus our operations on customers that operate in well-established basins that have proven production histories and that have remained active throughout various oil and natural gas pricing environments. We believe that this creates a stable revenue stream for us as the production related services we provide our customers are tied more to ongoing production from proven wells and less to exploratory activities driven by near-term fluctuations in oil and natural gas prices. This allows us to maintain high utilization and margins for our fleet of assets. Also, we intend to selectively expand into newer, unconventional resource plays to complement our geographic portfolio by following our customers there.

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Establish and Maintain Leadership Position in Core Operating Areas. Based on our estimates, we believe that we have a majority market share in well servicing and fluid logistics in South Texas. We strive to establish and maintain market leadership positions within all of our core operating areas. To achieve this goal, we maintain close customer relationships and offer high-quality services and the newest equipment for our customers. In addition, our significant presence in our core operating areas facilitates employee retention and hiring and brand recognition.

•

Maintain a Disciplined Growth Strategy. We have grown our business by following our customers to new locations which have been in close proximity to our existing locations. In 2007, we expanded from our initial presence in the Cotton Valley with a location in Marshall to Kilgore and Carthage, Texas. We have followed the same strategy in the Permian Basin, where we established an initial presence in Ozona and subsequently expanded to San Angelo, Monahans, Odessa and Big Spring, Texas. We believe that this growth strategy allows us to create synergies in geographic areas and then permits us to expand profitably from those geographic areas in which we have created a critical mass.

Organizational Structure

The diagram below illustrates our current organizational structure: If we complete the Bermuda Reorganization (as defined herein), Forbes Energy Services LLC will become the wholly owned subsidiary of Forbes Energy Services Ltd., a Bermuda corporation.

Our headquarters and executive offices are located at 3000 South Business Highway 281, Alice, Texas 78332. We can be reached by phone at (361) 664-0549.

Recent Developments

Since December 31, 2007, we have purchased and taken delivery of 24 workover rigs, including one ultra-deep 1,000 horsepower workover rig, 136 frac tanks, two tubing testing units, 19 vacuum trucks and 20 other heavy trucks for an aggregate purchase price of approximately $41 million.

On January 1, 2008, Forbes Energy Services LLC became the holding company of our three operating subsidiaries, C.C. Forbes, LLC, TX Energy Services, LLC, and Superior Tubing Testers, LLC, through a reorganization agreement (the “Delaware Reorganization”) pursuant to which the equity owners of each of the three operating subsidiaries became the equity owners of Forbes Energy Services LLC in exchange for all of their equity interests in the three operating subsidiaries. See “Business—Reorganizations” for a complete description.

On February 12, 2008, Forbes Energy Services LLC and Forbes Energy Capital Inc. completed the offering of the initial notes in a private placement transaction (the “Debt Offering”). Forbes Energy Services LLC received net proceeds from such offering of $188.7 million, used a portion of these proceeds to repay all of its then-existing indebtedness, and used the remainder for general corporate purposes. See “Management’s Discussion and Analysis—Debt and Leases—Senior Secured Notes” for a compete description.

On April 10, 2008, we entered into a credit agreement with Citibank, N.A. establishing a $20 million revolving credit facility (the “Credit Facility”).

On April 11, 2008, we filed a preliminary prospectus with the Ontario Securities Commission relating to our proposed Canadian initial public offering and simultaneous U.S. private placement of the common shares of our anticipated Bermuda parent (the “Equity Offering”). Following such offering, we anticipate that such common shares will trade on the Toronto Stock Exchange. In connection with this offering, the Company intends to complete its reorganization (the “Bermuda Reorganization”) into Bermuda pursuant to which all of the members of Forbes Energy Services LLC will assign a substantial portion of their equity interests in Forbes Energy Services LLC to Forbes Energy Services Ltd. in exchange for Class B Shares of Forbes Energy Services Ltd. A portion of the proceeds of the Equity Offering will be contributed as capital to Forbes Energy Services LLC, which will repurchase from its members any remaining equity interests they hold in Forbes Energy Services LLC, with the result that Forbes Energy Services LLC will become a wholly owned subsidiary of Forbes Energy Services Ltd. See “Business—Reorganizations” for a complete description. There can be no assurance that the Equity Offering or the Bermuda Reorganization will be completed.

SUMMARY OF THE EXCHANGE OFFER

In connection with the offering of the initial notes, we entered into a registration rights agreement with the initial purchaser in the offering of initial notes in which we agreed to complete an exchange offer within 210 days after the date we issued the initial notes, offering holders of initial notes the opportunity to exchange their initial notes for exchange notes in a registered exchange offer under the Securities Act. Holders of initial notes should read the discussion under the headings “Summary of the Terms of the Exchange Notes” beginning on page      and “Description of Notes” beginning on page      for further information regarding the exchange notes and resales of the exchange notes.

Exchange Offer	We are offering exchange notes in exchange for initial notes. Initial notes may be exchanged only in minimum denominations of $2,000 and integral multiples of $1,000 in excess of $2,000. We will exchange notes for all outstanding initial notes that are validly tendered and not withdrawn prior to the expiration of the exchange offer.

Expiration Time and Date	The exchange offer will expire at 5:00 p.m., New York City time, on , 2008, unless we decide to extend it. No extension will continue beyond , 2008.

Condition to the Exchange Offer	The exchange offer is subject to customary conditions, which we may waive. A minimum aggregate principal amount of outstanding initial notes being tendered is not a condition to the exchange offer.

Procedures for Tendering Initial Notes	To participate in the exchange offer, you must follow the procedures established by The Depository Trust Company, or DTC, for tendering the initial notes. These automated tender offer program procedures require that the exchange agent receive, prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer, a computer generated message known as an “agent’s message” that is transmitted through DTC’s automated tender offer program and that DTC confirm that:

•	DTC has received your instructions to exchange your initial notes, and

•	you agree to be bound by the terms of the letter of transmittal.

For more information on tendering your initial notes, please refer to the sections in this prospectus entitled “Exchange Offer—Terms of the Exchange Offer”, and “—Procedures for Tendering.”

Resale of Exchange Notes	Except as provided below, we believe that the exchange notes may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act provided that:

•	the exchange notes are being acquired in the ordinary course of business,

•

you are not participating, do not intend to participate, and have no arrangement or understanding with any person to participate in the distribution of the exchange notes issued to you in the exchange offer,

•	you are not our affiliate, and

•	you are not a broker-dealer tendering outstanding initial notes acquired directly from us for your account.

Our belief is based on interpretations by the staff of the Commission, as set forth in no-action letters issued to third parties that are not related to us. The Commission has not considered this exchange offer in the context of a no-action letter, and we cannot assure you that the Commission would make similar determinations with respect to this exchange offer. If any of these conditions are not satisfied, or if our belief is not accurate, and you transfer any exchange notes issued to you in the exchange offer without delivering a resale prospectus meeting the requirements of the Securities Act or without an exemption from registration of your exchange notes from those requirements, you may incur liability under the Securities Act. We will not assume, nor will we indemnify you against, any such liability. Each broker-dealer that receives exchange notes for its own account in exchange for outstanding initial notes, where the outstanding initial notes were acquired by such broker-dealer as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See “Plan of Distribution.”

Guaranteed Delivery Procedures	None.

Withdrawal of Tenders	You may withdraw your tender of initial notes at any time prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer, but you must follow the withdrawal procedures described in “Exchange Offer—Withdrawal of Tenders”.

Acceptance and Delivery	If you fulfill all conditions required for proper acceptance of initial notes, we will accept all initial notes that you properly tender in the exchange offer on or before 5:00 p.m., New York City time, on the expiration date. We will return to you without expense any initial note that we do not accept for exchange, or with respect to which all conditions for acceptance have not been met, as promptly as practicable after the expiration date. We will deliver the exchange notes as promptly as practicable after the expiration date and acceptance of the initial notes for exchange.

Fees and Expenses	We will bear all expenses incident to the exchange offer.

Use of Proceeds	We will not receive any proceeds for the issuance of the exchange notes. We have filed the exchange offer registration statement to meet our obligation under the registration rights agreement.

Failure to Exchange	If you do not exchange your initial notes in this exchange offer, you will no longer be able to require us to register the initial notes under the Securities Act, except in limited circumstances provided under the registration rights agreement. In addition, you will not be able to resell, offer to resell or otherwise transfer the initial notes unless we have registered the initial notes under the Securities Act, or unless you resell, offer to resell or otherwise transfer them under an exemption from the registration requirements of or in a transaction not subject to the Securities Act.

Tax Considerations	The exchange of exchange notes for initial notes in the exchange offer should not be a taxable event for U.S. federal income tax purposes.

Exchange Agent	We have appointed Wells Fargo Bank, National Association as exchange agent for the exchange offer. You should direct questions and requests for assistance, additional copies of this prospectus or the letter of transmittal to the exchange agent addressed as follows:

By Registered and Certified Mail:

Wells Fargo Bank, N.A.

Corporate Trust Operations

MAC N9303-121

P.O. Box 1517

Minneapolis, MN 55480

By Overnight Courier or Regular Mail:

Wells Fargo Bank, N.A.

Corporate Trust Operations

MAC N9303-121

6th & Marquette Avenue

Minneapolis, MN 55479

By Hand Delivery:

Wells Fargo Bank, N.A.

Corporate Trust Services

608 2nd Avenue South

Northstar East Building-12th Floor

Minneapolis, MN 55402

By Facsimile Transmission:

(612) 667-6282

or

By Telephone:

(800) 344-5128.

SUMMARY OF THE TERMS OF THE EXCHANGE NOTES

The exchange notes will be identical to the initial notes except that the issuance of the exchange notes will be registered under the Securities Act and the exchange notes will not have restrictions on transfer under the Securities Act, registration rights or provisions for payment of additional interest. The exchange notes will evidence the same debt as the initial notes, and the same indenture that governs the initial notes will govern the exchange notes offered by this prospectus.

Issuers	Forbes Energy Services LLC, a Delaware limited liability company, and its wholly-owned subsidiary, Forbes Energy Capital Inc., a Delaware corporation, will co-issue the exchange notes on a joint and several basis. References to “we,” “our” and “us” in this “Summary—The Offering” section refer to the co-issuers and not to any of their subsidiaries. Assuming the Bermuda Reorganization is completed, both of these issuers will be wholly owned by Forbes Energy Services Ltd., which would fully guarantee the exchange notes.

Exchange Notes Offered	$205,000,000 aggregate principal amount of 11% senior secured notes due 2015.

Interest	The exchange notes will bear interest from the date of issuance of the initial notes at the rate of 11% per year. Interest on the exchange notes will be payable semi-annually in arrears on each February 15 and August 15, commencing August 15, 2008.

Maturity Date	The exchange notes will mature on February 15, 2015.

Guarantees	The exchange notes will be unconditionally guaranteed on a senior secured basis by each of our existing and future domestic restricted subsidiaries and any new parent, including Forbes Energy Services Ltd. if the Bermuda Reorganization is completed.

Ranking	The exchange notes will:

•	be our senior secured obligations;

•	rank equal in right of payment with all of our existing and future senior indebtedness;

•	rank effectively senior to all of our existing and future unsecured indebtedness to the extent of the value of the assets securing the exchange notes; and

•	rank senior in right of payment to all of our existing and future subordinated indebtedness.

The guarantees of each guarantor will:

•	be senior secured obligations of that guarantor;

•	rank equal in right of payment with all of that guarantor’s existing and future senior indebtedness, including guarantees;

•	rank effectively senior to all of that guarantor’s existing and future unsecured indebtedness to the extent of the value of the assets securing the guarantees; and

•	rank senior in right of payment to all of that guarantor’s existing and future subordinated indebtedness.

Effective April 10, 2008, we entered into a new $20.0 million senior secured revolving credit facility with Citibank, N.A. (the “new credit facility”) to fund working capital and for general corporate purposes. See “Description of Certain Indebtedness—New Credit Facility.”

Security Interest	The exchange notes and the guarantees will be secured by second priority liens on substantially all of our assets, subject to certain exceptions and permitted liens. Such liens will be contractually subordinated to first priority liens that secure our new credit facility and certain other permitted indebtedness pursuant to an intercreditor agreement entered into in connection with our new credit facility. The exchange notes and the guarantees will be effectively subordinated to our new credit facility and such other indebtedness to the extent of the value of the assets securing that debt.

Optional Redemption	We may redeem some or all of the exchange notes at any time prior to February 15, 2012 at the make-whole redemption price set forth in “Description of Exchange Notes.” At any time on and after February 15, 2012, we may redeem the exchange notes, in whole or in part at the redemption prices described in the section “Description of Notes—Optional Redemption—Optional Redemption on or after February 15, 2012,” plus accrued and unpaid interest to the date of redemption.

In addition, prior to February 15, 2011, we may redeem up to 35% of the exchange notes with the net cash proceeds from specified equity offerings at a redemption price equal to 111.500% of the principal amount, plus accrued and unpaid interest to the date of redemption, so long as at least 65% of the aggregate principal amount of exchange notes issued under the indenture remains outstanding immediately after the redemption. See “Description of Exchange Notes—Optional Redemption—Optional Redemption Upon Equity Offerings.”

Change of Control Offer	If a change of control, as defined in the indenture, occurs, each holder of exchange notes will have the right to require us or any new parent to repurchase all or any part of its exchange notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest to the date of repurchase.

Asset Sale Proceeds	If we engage in certain asset sales, within a period of time we generally must use the net cash proceeds from such sales to repay outstanding credit facility debt, to acquire another company in our industry or to invest in our own business, or we must make an offer to purchase a principal amount of the exchange notes equal to the excess net cash proceeds. The purchase price of each note so purchased will be 100% of its principal amount, plus accrued and unpaid interest to the date of purchase.

Excess Cash Flow Offer	If we have excess cash flow, as defined in the indenture, for any fiscal year beginning with the fiscal year ended 2008, holders of exchange notes may put their exchange notes to us at 101% of their principal amount, plus accrued and unpaid interest, if any, and we will be required to repurchase the exchange notes in an aggregate amount up to 50% of such excess cash flow, less the amount of any open market purchases and redemptions of exchange notes during such year.

Certain Covenants	The indenture governing the exchange notes will, among other things, limit our ability and the ability of any new parent and our restricted subsidiaries to:

•	transfer or sell assets;

•	pay dividends or distributions, redeem subordinated indebtedness, make investments or make other restricted payments;

•	incur or guarantee additional indebtedness or issue disqualified capital stock;

•	make capital expenditures that exceed certain amounts;

•	create or incur liens;

•	incur dividend or other payment restrictions affecting certain subsidiaries;

•	consummate a merger, consolidation or sale of all or substantially all of our assets;

•	enter into transactions with affiliates;

•	designate subsidiaries as unrestricted subsidiaries;

•	engage in a business other than a business that is the same or similar to our current business and reasonably related businesses; and

•	take or omit to take any actions that would adversely affect or impair in any material respect the collateral securing the exchange notes.

Market for Exchange Notes	The exchange notes will be transferable without restriction under U.S. federal securities laws, but we can provide no assurance that an active or liquid market will develop or continue for the exchange notes.

You should refer to “Risk Factors” for an explanation of certain risks of investing in the exchange notes.

Summary Historical Combined Financial Information

The following summary historical combined financial information has been derived from, and should be read in conjunction with, the audited combined financial statements of the Forbes Group for the years ended December 31, 2005, 2006 and 2007.

	Year Ended December 31,
	2005	2006	2007
	(dollars in thousands)
Statement of Operations Data:
Revenues:
Well servicing	$22,971	$56,728	$101,753
Fluid logistics	36,799	74,141	103,405
Other services	1,051	1,846	1,848

Total revenues	60,821	132,715	207,006
Expenses:
Well servicing	15,696	31,472	59,515
Fluid logistics	23,684	49,620	69,887
Other services	650	981	1,055
General and administrative	2,747	6,026	8,824
Depreciation and amortization	3,771	7,410	15,342

Total expenses	46,548	95,509	154,623
Operating income (loss)	14,273	37,206	52,383

Other income (expense):
Interest expense	(2,182)	(5,074)	(8,343)
Other income (expense)	(28)	141	237

Income before income taxes	12,063	32,273	44,277
Income tax expense	—	—	(683)

Net income (loss)	$12,063	$32,273	$43,594

Operating Data:
Well servicing rigs (end of period)	17	43	101
Rig hours	44,086	90,941	180,700
Heavy trucks(1) (end of period)	119	179	262
Trucking hours	251,511	514,082	711,171
Salt water disposal wells (end of period)	6	9	14
Locations (end of period)	7	12	18
Frac tanks (end of period)	241	568	951

As of December 31, 2007
(Dollars in thousands)
Balance Sheet Data:
Cash and cash equivalents	$5,209
Property and equipment, net	204,132
Total assets	259,995
Total debt	189,536
Members’ equity	70,459

(1)	Includes vacuum trucks, high pressure pump trucks and other heavy trucks.

Reconciliation of EBITDA to Net Income

EBITDA consists of earnings (net income) before interest, income tax expense, depreciation and amortization. These terms, as we define them, may not be comparable to similarly titled measures employed by other companies and are not measures of performance calculated in accordance with GAAP. EBITDA should not be considered in isolation or as a substitute for operating income, net income or other income or cash flow statement data prepared in accordance with GAAP. We note that the limited liability companies and their predecessor entities that have comprised the Forbes Group historically have not been, and they and Forbes Energy Services LLC will not be, subject to U.S. federal income tax. All of our income, losses, credit, and deductions have been passed through to the equity owners for purposes of their individual income tax returns, which is why these are referred to as “flow through entities” for federal income tax purposes. In 2007, we were subject to the Texas margin tax.

We believe EBITDA is useful to an investor in evaluating our operating performance because it is widely used by investors in our industry to measure a company’s operating performance without regard to items such as interest, depreciation and amortization, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired. In addition, it helps investors more meaningfully evaluate and compare the results of our operations from period to period by removing the impact of our capital structure (primarily interest charges from our outstanding debt) and asset base (primarily depreciation) from our operating results.

Our management uses EBITDA for the reasons stated above. In addition, our management uses or expects to use EBITDA in presentations to our Board of Directors to enable them to have the same consistent measurement basis of operating performance used by management; as a measure for planning and forecasting overall expectations and for evaluating actual results against such expectations; to assess compliance with financial ratios and covenants included in the indenture governing our notes; and in communications with members, lenders, noteholders, rating agencies and others, concerning our financial performance.

We reconcile in the table below EBITDA to net income, the nearest GAAP equivalent:

	Year Ended December 31,
	2005	2006	2007
Net income	$12,063	$32,273	$43,594
Depreciation and amortization	3,771	7,410	15,342
Interest expense	2,182	5,074	8,343
Income tax expense	—	—	683

EBITDA	$18,016	$44,757	$67,962

RISK FACTORS

The following information describes certain significant risks and uncertainties inherent in our business and this offering. You should take these risks into account in evaluating us and in deciding whether to exchange the initial notes for the exchange notes offered hereby. This section does not describe all risks applicable to us, our industry or our business, and it is intended only as a summary of certain material risks. You should carefully consider such risks and uncertainties together with the other information contained in this prospectus. If any of such risks or uncertainties actually occurs, our business, financial condition or operating results could be harmed substantially and could differ materially from the plans and other forward-looking statements included in the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Industry Overview” and “Business” and elsewhere in this prospectus.

Risks Relating to Our Business

The industry in which we operate is highly volatile, and there can be no assurance that demand for our services will be maintained at current levels.

The demand, pricing and terms for oilfield services in our existing or future service areas largely depend upon the level of exploration and development activity for both crude oil and natural gas in the United States. Oil and natural gas industry conditions are influenced by numerous factors over which we have no control, including oil and natural gas prices, expectations about future oil and natural gas prices, levels of consumer demand, the cost of exploring for, producing and delivering oil and natural gas, the expected rates of declining current production, the discovery rates of new oil and natural gas reserves, available pipeline and other oil and natural gas transportation capacity, weather conditions, political, regulatory and economic conditions, and the ability of oil and natural gas companies to raise equity capital or debt financing.

The level of activity in the oil and natural gas industry in the United States is volatile. No assurance can be given that currently favorable trends in oil and natural gas exploration and production activities will continue at their current levels. Any prolonged substantial reduction in oil and natural gas prices would likely affect oil and natural gas production levels and therefore affect the demand for drilling and well services by oil and natural gas companies. Any addition to, or elimination or curtailment of, government incentives for companies involved in the exploration for and production of oil and natural gas could have a significant effect on the oilfield services industry in the United States. Lower oil and natural gas prices could also cause our customers to seek to terminate, renegotiate or fail to honor our services contracts, affect the fair market value of our equipment fleet which in turn could trigger a write down of our assets for accounting purposes, affect our ability to retain skilled oilfield services personnel, and affect our ability to obtain access to capital to finance and grow our business. A material decline in crude oil or natural gas prices or industry activity could have a material adverse effect on our business, financial condition, results of operations and cash flows.

There is potential for excess capacity in our industry.

Because oil and natural gas prices and drilling activity have been at historically high levels, oilfield service companies have been acquiring new equipment to meet their customers’ increasing demand for services. If these levels of price and activity do not continue, there is a potential for excess capacity in the oilfield services industry. This could result in increased competition, which could lead to lower prices for and utilization of our services and could adversely affect our business.

The industry in which we operate is highly competitive.

The oilfield services industry is highly competitive and we compete with a substantial number of companies, some of which have greater technical and financial resources. Our four largest competitors are Basic Energy Services, Inc., Complete Production Services, Inc., Key Energy Services Inc. and Nabors Industries Ltd.

Our ability to generate revenues and earnings depends primarily upon our ability to win bids in competitive bidding processes and to perform awarded projects within estimated times and costs. There can be no assurance that competitors will not substantially increase the resources devoted to the development and marketing of products and services that compete with ours, or that new or existing competitors will not enter the various markets in which we are active. In certain aspects of our business, we also compete with a number of small and medium-sized companies, that, like us, have certain competitive advantages such as low overhead costs and specialized regional strengths. In addition, reduced levels of activity in the oil and natural gas industry could intensify competition and the pressure on competitive pricing and may result in lower revenues or margins to us.

We anticipate having substantial capital requirements that, if not met, may slow our operations.

Our business strategy is based in part upon the continued expansion of our fleet through the purchase of new well servicing rigs and related equipment. In order to continue to implement our business strategy, we will be required to expend substantial sums for any such purchases. We expect to pay for these capital expenditures through cash flow from operations and borrowings under our new credit facility. To continue to fund future growth and, over the longer term, to remain competitive, we may need to make additional capital expenditures to purchase additional equipment. This may require us to obtain additional financing, some of which may be secured, and/or to raise capital through the sale of additional debt or equity securities. Our ability to obtain financing or to access the capital markets for future offerings may be limited by the restrictive covenants in the indenture, our new revolving credit facility and future debt agreements, by our future financial condition and by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties beyond our control.

We are subject to the risk of technological obsolescence.

Our ability to maintain our current business and win new business will depend upon continuous improvements in operating equipment, among other things. There can be no assurance that we will be successful in our efforts in this regard or that we will have the resources available to continue to support this need to have our equipment be technologically up to date and competitive. Our failure to do so could have a material adverse effect on us. No assurances can be given that competitors will not achieve technological advantages over us.

We are highly dependent on certain of our officers and key employees.

Our success is dependent upon our key management, technical and field personnel, especially John E. Crisp, our President and Chief Executive Officer, Charles C. Forbes, our Executive Vice President and Chief Operating Officer, and L. Melvin Cooper, our Senior Vice President, Chief Financial Officer and Assistant Secretary. Any loss of the services of any one of such officers or a sufficient number of other employees could have a material adverse effect on our business and operations. Our ability to expand our services is dependent upon our ability to attract and retain additional qualified employees. The ability to secure the services of additional personnel may be constrained in times of strong industry activity.

Our customer base is concentrated within the oil and natural gas production industry and loss of a significant customer could cause our revenue to decline substantially.

We served 800 customers for the year ended December 31, 2007. For this same time period, our largest customer comprised approximately 11.5% of our combined revenues, our five largest customers comprised approximately 38.6% of our combined revenues, and our top ten customers comprised approximately 52.1% of our combined revenues. Although we have been continually expanding our market base and adding new customers during the period from inception through 2007, these customers currently represent a large portion of our combined revenues. The loss of our top customer or of several of our top customers would adversely affect our revenues and results of operations. We may be able to replace customers lost with other customers, but there can be no assurance that lost revenues could be replaced in a timely manner, with the same margins or at all.

We will incur significant increased costs as a result of being obligated to file reports under the Securities Exchange Act, and our management will be required to devote substantial time to new compliance initiatives.

In connection with the registration of the exchange offer of exchange notes for the initial notes, we will be required to file reports under the Securities Exchange Act of 1934 with the Securities and Exchange Commission, or the Commission. In addition, the Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the Commission have imposed various requirements on public companies, including the establishment and maintenance of effective disclosure controls and procedures, internal controls and corporate governance practices. Accordingly, we will incur significant legal, accounting and other expenses that we did not incur as a private company. Our management and other personnel will need to devote a substantial amount of time and resources to comply with these requirements. These rules and regulations will increase our legal and financial compliance costs.

The Sarbanes-Oxley Act of 2002 requires, among other things, that we maintain effective internal controls for financial reporting and disclosure. In particular, commencing in fiscal 2008, we are performing system and process evaluation and testing of our internal controls over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act of 2002. Our testing, or the subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or significant deficiencies in addition to the ones discussed below. We expect to incur significant expense and devote substantial management effort toward ensuring compliance in particular with Section 404. Previously, we did not have an internal finance and accounting staff and hired outside consultants to prepare our financial statements. Subsequently, we have hired a chief financial officer and additional finance and accounting staff. Moreover, if we are not able to comply with the requirements of Section 404 in a timely manner, if we or our independent registered public accounting firm identifies possible future deficiencies in our internal controls in addition to the ones discussed below that are deemed to be material weaknesses or if we fail to adequately address existing and future deficiencies, we could be subject to sanctions or investigations by the Commission or other regulatory authorities, which would entail expenditure of additional financial and management resources.

We face several risks relating to material weaknesses in our internal controls.

In connection with the preparation of the Forbes Group’s combined financial statements for the years ended December 31, 2005, 2006 and 2007, we identified control deficiencies that constitute material weaknesses in the design and operation of our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses existed at March 31, 2008:

•

We did not maintain an appropriate accounting and financial reporting organizational structure to support the activities of the Forbes Group. Specifically, we did not maintain a sufficient complement of personnel with an appropriate level of accounting knowledge, experience and training to ensure the proper selection, application and implementation of U.S. GAAP.

•

We did not maintain effective controls over the preparation and review of the combined financial statements and disclosures. Specifically, effective controls were not designed and in place around (i) the recording of period-end adjustments and accruals necessary to ensure the completeness, accuracy and valuation of the combined accounts, and (ii) the oversight and review of the combined financial statements and disclosures. This material weakness resulted in audit adjustments affecting substantially all of the financial statement accounts and disclosures of the Forbes Group’s 2005, 2006 and 2007 combined financial statements and resulted in a prior restatement of the combined statements of cash flows for the years ended December 31, 2005 and 2006.

•

We did not maintain effective controls over revenue. Specifically, we did not maintain effective controls over the cut-off and completeness of unbilled fluid logistics revenue and associated accounts receivable. This control deficiency resulted in a prior restatement of the Forbes Group’s 2005 and 2006 combined financial statements.

•

We did not maintain effective control over accounts payable. Specifically, we did not maintain effective controls over cut-off and completeness of accounts payable and associated expenses and capital expenditures.

•	We did not maintain effective control over recording of invoices to the proper accounts in the general ledger, including the determination of capital and expense items.

•

We did not maintain effective control over its “OTE” (Accounting for Out of Town Expenses) income statement account as it did not reconcile OTE reimbursement activity with the detailed supporting documentation in a timely manner.

•

We did not maintain effective control over unissued checks as there were numerous check numbers omitted from the 2008 C.C. Forbes, LLC disbursements listing as a consequence of insufficient control in distributing checks in addition to lack of support for voided checks.

•

We did not maintain effective control over accrual of the liability for health insurance and workers’ compensation expense, as it did not consider all relevant information to assist it in estimating the level of accrual required relating to the incurred but not reported component of the health insurance and workers’ compensation expense.

These control deficiencies could result in a future material misstatement to substantially all the accounts and disclosures that would result in a material misstatement to our future annual or interim combined or consolidated financial statements that would not be prevented or detected. Accordingly, we have determined that each of the above control deficiencies represents a material weakness.

We are implementing remedial measures to address these deficiencies on a going-forward basis. The actions we have taken to date include the hiring of a chief financial officer, a controller and two staff accountants and the engagement of Bridgepoint Consulting LLC, a consulting firm, to enhance our internal controls for the future. In addition, we have formed an audit committee and are working to modify our business processes to include enhanced internal controls and disclosure controls and procedures. If we are unable to remediate these material weaknesses, we may not be able to accurately and timely report our financial position, results of operations or cash flows.

Internal control deficiencies could cause investors to lose confidence in our reported financial information. In addition, even if we are successful in strengthening our controls and procedures, our controls and procedures may not be adequate to prevent or identify irregularities or errors or to facilitate the fair presentation of our financial statements. We can give no assurance that the measures we have taken to date, or any future measures we may take, will remediate the material weaknesses identified or that any additional material weaknesses and significant deficiencies or additional restatements of financial results will not arise in the future due to a failure to implement and maintain adequate internal control over financial reporting or circumvention of these controls. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Remediation” for a description of certain measures we have undertaken to remediate our deficiencies.

Activity in the oilfield services industry is seasonal and may affect our revenues during certain periods.

Our operations are impacted by seasonal factors. Historically, our business has been negatively impacted during the winter months due to inclement weather, fewer daylight hours and holidays. Our well servicing rigs are mobile, and we operate a significant number of oilfield vehicles. During periods of heavy snow, ice or rain, we may not be able to move our equipment between locations, thereby reducing our ability to generate rig or truck hours. In addition, the majority of our well servicing rigs work only during daylight hours. In the winter months when daylight time becomes shorter, this reduces the amount of time that the well servicing rigs can work and therefore has a negative impact on total hours worked. Finally, during the fourth quarter, we historically have experienced significant slowdown during the Thanksgiving and Christmas holiday seasons.

We rely heavily on our suppliers and do not maintain written agreements with any such suppliers.

Our ability to compete and grow will be dependent on our access to equipment, including well servicing rigs, parts and components, among other things, at a reasonable cost and in a timely manner. We do not maintain written agreements with any of our suppliers and we are therefore dependent on the relationships we maintain with them. Failure of suppliers to deliver such equipment, parts and components at a reasonable cost and in a timely manner would be detrimental to our ability to maintain existing customers and obtain new customers. No assurance can be given that we will be successful in maintaining our required supply of such items.

We rely heavily on two suppliers for potassium chloride, a principal raw material that is critical for our operations. While the materials are generally available, if we were to have a problem sourcing raw materials or transporting these materials from one of these two vendors, our ability to provide some of our services could be limited. Alternate suppliers exist for all other raw materials. The source and supply of materials has been consistent in the past, however, in periods of high industry activity, as has been seen in recent years, periodic shortages of certain materials have been experienced and costs have been affected. We do not have contracts with, but we do maintain relationships with, a number of suppliers in an attempt to mitigate this risk. However, if current or future suppliers are unable to provide the necessary raw materials, or otherwise fail to deliver products in the quantities required, any resulting delays in the provision of services to our customers could have a material adverse effect on our business, results of operations, financial condition and cash flows.

We do not maintain written agreements with respect to some of our salt water disposal wells.

Our ability to continue to provide well maintenance services depends on our continued access to salt water disposal wells. Six of our 14 salt water disposal wells are located on the premises of third parties who have not entered into a written lease with us. We do not maintain written surface leases or right of way agreements with these third parties and we are therefore dependent on the relationships we maintain with them. Failure to maintain relationships with these third parties could impair our ability to access and maintain the applicable salt water disposal wells and any well servicing equipment located on their property. If that occurred, we would increase the levels of fluid injection at our remaining salt water disposal wells. However, our permits to inject fluid into the salt water disposal wells is subject to maximum pressure limitations and if multiple salt water disposal wells became unavailable, this might adversely impact our operations.

We extend credit to our customers which presents a risk of non-payment.

A substantial portion of our accounts receivable are with customers involved in the oil and natural gas industry, whose revenues may be affected by fluctuations in oil and natural gas prices. Collection of these receivables could be influenced by economic factors affecting this industry. We do not have significant exposure to any individual customer other than our top customer, which accounted for approximately 11.5% of the revenues for the year ended December 31, 2007.

Due to the nature of our business, we may be subject to environmental liability.

Our business operations and ownership of real property are subject to numerous federal, state and local environmental and health and safety laws and regulations, including those relating to emissions to air, discharges to water, treatment, storage and disposal of regulated materials, and remediation of soil and groundwater contamination. The nature of our business, including operations at our current and former facilities by prior owners, lessors or operators, exposes us to risks of liability under these laws and regulations due to the production, storage, use, transportation and disposal of materials that can cause contamination or personal injury if released into the environment. Environmental laws and regulations may have a significant effect on the costs of transportation and storage of raw materials as well as the costs of the transportation, treatment, storage and disposal of wastes. We believe we are in material compliance with applicable environmental and worker health and safety requirements. However, we may incur substantial costs, including fines, damages, criminal or civil sanctions, remediation costs, or experience interruptions in our operations for violations or liabilities arising under these laws and regulations. We may have the benefit of insurance maintained by us, our customers or others. However, we may become liable for damages against which we cannot adequately insure or against which we may elect not to insure because of high costs or other reasons.

Our customers are subject to similar environmental laws and regulations, as well as limits on emissions to the air and discharges into surface and sub-surface waters. Although regulatory developments that may occur in subsequent years could have the effect of reducing industry activity, we cannot predict the nature of any new restrictions or regulations that may be imposed. We may be required to increase operating expenses or capital expenditures in order to comply with any new restrictions or regulations.

Increasing trucking regulations may increase our costs and negatively affect our results of operations.

Among the services we provide, we operate as a motor carrier and therefore are subject to regulation by the U.S. Department of Transportation and by various state agencies. These regulatory authorities exercise broad powers, governing activities such as the authorization to engage in motor carrier operations and regulatory safety. There are additional regulations specifically relating to the trucking industry, including testing and specification of equipment and product handling requirements. The trucking industry is subject to possible regulatory and legislative changes that may affect the economics of the industry by requiring changes in operating practices or by changing the demand for common or contract carrier services or the cost of providing truckload services. Some of these possible changes include increasingly stringent environmental regulations and changes in the regulations that govern the amount of time a driver may drive in any specific period, onboard black box recorder devices, or limits on vehicle weight and size.

Interstate motor carrier operations are subject to safety requirements prescribed by the U.S. Department of Transportation. To a large degree, intrastate motor carrier operations are subject to state safety regulations that mirror federal regulations. Such matters as weight and dimension of equipment are also subject to federal and state regulations.

From time to time, various legislative proposals are introduced, including proposals to increase federal, state, or local taxes, including taxes on motor fuels, that may increase our costs or adversely affect the recruitment of drivers. Management cannot predict whether, or in what form, any increase in such taxes applicable to us will be enacted. We may be required to increase operating expenses or capital expenditures in order to comply with any new restrictions or regulations.

We are subject to extensive additional governmental regulation.

In addition to environmental and trucking regulations, our operations are subject to a variety of other United States federal, state and local laws, regulations and guidelines, including laws and regulations relating to health and safety, the conduct of operations, and the manufacture, management, transportation, storage and disposal of certain materials used in our operations. We believe that we are in compliance with such laws, regulations and guidelines. Although we continue to enhance our infrastructure, we have invested financial and managerial resources to comply with applicable laws, regulations and guidelines and will continue to do so in the future. Although regulatory expenditures have not, historically, been material to us, such laws, regulations and guidelines are subject to change. Accordingly, it is impossible for us to predict the cost or effect of such laws, regulations or guidelines on our future operations.

Our operations are inherently risky, and insurance may not always be available in amounts sufficient to fully protect us.

We have an insurance and risk management program in place to protect our assets, operations and employees. We also have programs in place to address compliance with current safety and regulatory standards. However, our operations are subject to risks inherent in the oilfield services industry, such as equipment defects, malfunctions, failures, accidents and natural disasters. In addition, hazards such as unusual or unexpected geological formations, pressures, blow-outs, fires or other conditions may be encountered in drilling and servicing wells, as well as the transportation of fluids and company assets between locations. These risks and hazards could expose us to substantial liability for personal injury, loss of life, business interruption, property damage or destruction, pollution and other environmental damages.

Although we have obtained insurance against certain of these risks, such insurance is subject to coverage limits and exclusions and may not be available for the risks and hazards to which we are exposed. In addition, no assurance can be given that such insurance will be adequate to cover our liabilities or will be generally available in the future or, if available, that premiums will be commercially justifiable. If we were to incur substantial liability and such damages were not covered by insurance or were in excess of policy limits, or if we were to incur such liability at a time when we are not able to obtain liability insurance, our business, results of operations and financial condition could be materially adversely affected.

The market for oil and natural gas may be adversely affected by global demands to curtail use of such fuels.

Fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to oil and natural gas, and technological advances in fuel economy and energy generation devices could reduce the demand for oil and other liquid hydrocarbons. We cannot predict the effect of changing demand for oil and natural gas products, and any major changes may have a material adverse effect on our business, financial condition, results of operations and cash flows.

We cannot predict how an exit by any of our principal equity investors could affect our operations or business.

John E. Crisp, Charles C. Forbes and Janet L. Forbes each directly own a 30% equity interest in us. Our principal equity investors may transfer their interests in us or engage in other business combination transactions with a third party that could result in a change in ownership or a change of control in the company. Any transfer of an equity interest in us or a change of control could affect our governance. We cannot be certain that our equity investors will not sell, transfer or otherwise modify their ownership interest in us, whether in transactions involving third parties or other investors, nor can we predict how a change of equity investors or change of control would affect our operations or business.

Our principal equity investors control important decisions affecting our governance and our operations, and their interests may differ from our and your interests.

Circumstances may arise in which the interests of our principal equity investors could be in conflict with yours as a noteholder. In particular, our principal equity investors may have an interest in pursuing certain strategies or transactions that, in their judgment, enhance the value of their investment in us even though these strategies or transactions may involve risks to you as noteholders. Further conflicts of interest may arise between you and our principal equity investors when we are faced with decisions that could have different implications for you and our principal equity investors, including financial budgets, potential competition, the issuance or disposition of securities, the payment of distributions by us, regulatory and legal positions and other matters. Because our principal equity investors control us, these conflicts may be resolved in a manner adverse to, or that imposes more risks on, the noteholders.

In addition, conflicts of interest may arise between us and one or more of our principal equity investors when we are faced with decisions that could have different implications for us and our principal equity investors.

Although our limited liability company agreement provides certain procedural protections and requires that any transaction or dealings between us and a principal equity investor or one of its affiliates be approved on our behalf by a majority vote of the disinterested members of our Board of Directors, this does not address all conflicts of interest that may arise. For example, our principal equity investors and their affiliates are not prohibited from competing with us. Because our principal equity investors control us, conflicts of interest arising because of competition between us and a principal equity investor could be resolved in a manner adverse to us. It is possible that there will be situations where our principal equity investors’ interests are in conflict with our interests, and our principal equity investors acting through the Board of Directors or through our executive officers could resolve these conflicts in a manner adverse to us.

Future legal proceedings could adversely affect us and our operations.

Given the nature of our business, we are involved in litigation from time to time in the ordinary course of business. Although we are not presently a party to any material legal proceedings, legal proceedings could be filed against us in the future. No assurance can be given as to the final outcome of any legal proceedings or that the ultimate resolution of any legal proceedings will not have a material adverse effect on us.

We may not be able to fully integrate future acquisitions.

We may undertake future acquisitions of businesses and assets in the ordinary course of business. Achieving the benefits of acquisitions depends in part on having the acquired assets perform as expected, successfully consolidating functions, retaining key employees and customer relationships, and integrating operations and procedures in a timely and efficient manner. Such integration may require substantial management effort, time and resources and may divert management’s focus from other strategic opportunities and operational matters, and ultimately we may fail to realize anticipated benefits of acquisitions.

Risks Relating to the Exchange Notes

Our substantial level of indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under the exchange notes.

As of December 31, 2007, after giving effect to the offering of the initial notes, we and the subsidiary guarantors would have had $200.2 million of total debt outstanding (based on $205.0 million aggregate principal amount of exchange notes at an issue price of 97.635% of par), all of which would have been secured. Our high level of indebtedness could have important consequences to note holders, including the following:

•	it may make it difficult for us to satisfy our obligations under the notes and our other indebtedness and contractual and commercial commitments;

•

it could prevent us from raising the funds necessary to repurchase notes tendered to us if there is a change of control, which would constitute a default under the indenture governing the notes and under our new credit facility; and

•	it may otherwise limit us in the ways summarized above under “Risks Relating to Our Business—We anticipate having substantial capital requirements that, if not met, may slow our operations.”

Our ability to make payments with respect to the notes and to satisfy our other debt obligations will depend on our future operating performance, which will be affected by prevailing economic conditions and financial, business and other factors, many of which are beyond our control.

Despite existing debt levels, we may still be able to incur substantially more debt, which would increase the risks associated with our leverage.

Even with our existing debt levels, we may be able to incur substantial amounts of additional debt in the future, including debt under our any future credit facilities. As of December 31, 2007, after giving effect to the offering of the initial notes, we would have been able to incur approximately $40.0 million of additional indebtedness permitted by the indenture, including debt incurred under our new credit facility. Although the terms of the notes will, and future credit facilities will likely, limit our ability to incur additional debt, such terms do not and will not prohibit us from incurring substantial amounts of additional debt for specific purposes or under certain circumstances. If new debt is added to our and our subsidiaries’ current debt levels, the related risks that we and they now face could intensify. The incurrence of additional debt could adversely impact our ability to service payments on the notes.

We may not be able to generate sufficient cash flow to meet our debt service and other obligations due to events beyond our control.

Our ability to generate cash flows from operations and to make scheduled payments on our indebtedness will depend on our future financial performance. Our future financial performance will be affected by a range of economic, competitive and business factors that we cannot control, such as those described under “—Risks Relating to Our Business.” A significant reduction in operating cash flows resulting from changes in economic conditions, increased competition or other events beyond our control could increase the need for additional or alternative sources of liquidity and could have a material adverse effect on our business, financial condition, results of operations, prospects and our ability to service our debt and other obligations. If we are unable to service our indebtedness, we will be forced to adopt an alternative strategy that may include actions such as reducing capital expenditures, selling assets, restructuring or refinancing our indebtedness or seeking additional equity capital. We cannot assure you that any of these alternative strategies could be effected on satisfactory terms, if at all, or that they would yield sufficient funds to make required payments on the notes and our other indebtedness.

If for any reason we are unable to meet our debt service and repayment obligations, we would be in default under the terms of the agreements governing our debt, which would allow our creditors at that time to declare all outstanding indebtedness to be due and payable, which would in turn trigger cross-acceleration or cross-default rights between the relevant agreements. In addition, our lenders could compel us to apply all of our available cash to repay our borrowings or they could prevent us from making payments on the notes. If the amounts outstanding under the notes and our new credit facility were to be accelerated, we cannot assure you that our assets would be sufficient to repay in full the money owed to the lenders or to our other debt holders, including you as a noteholder.

The indenture governing the notes and the credit agreement governing our new credit facility impose significant operating and financial restrictions on us and our subsidiaries that may prevent us from pursuing certain business opportunities and restrict our ability to operate our business.

The indenture governing the notes and the credit agreement governing our new credit facility contain covenants that restrict our and our subsidiaries’ ability to take various actions, such as:

•	incurring or guaranteeing additional indebtedness or issuing disqualified capital stock;

•	creating or incurring liens;

•	engaging in business other than our current business and reasonably related extensions thereof;

•	making loans and investments;

•	paying certain dividends, distributions, redeeming subordinated indebtedness or making other restricted payments;

•	incurring dividend or other payment restrictions affecting certain subsidiaries;

•	transferring or selling assets;

•	entering into transactions with affiliates;

•	making capital expenditures;

•	entering into sale/leaseback transactions; and

•	consummating a merger, consolidation or sale of all or substantially all our assets.

We expect that any future credit facilities may require us to comply with specified financial ratios, including regarding minimum availability, fixed charge coverage, and either minimum EBITDA or total leverage or other similar such ratios.

Our ability to comply with these covenants will likely be affected by events beyond our control, and we cannot assure you that we will satisfy those requirements.

The restrictions contained in the indenture and in the credit agreement governing our new credit facility limit our ability to plan for or react to market conditions, meet capital needs or otherwise restrict our activities or business plans and adversely affect our ability to finance our operations, enter into acquisitions or to engage in other business activities that would be in our interest.

There may not be sufficient collateral to pay all or any of the notes.

Indebtedness and other obligations under the notes and any other senior secured indebtedness that we may incur in the future will be secured by liens on substantially all of our tangible and intangible assets, subject to certain exceptions. The terms of the intercreditor agreement entered into in connection with our new revolving credit facility provide that the second priority security interest in those assets that secures the notes and guarantees is contractually subordinated to liens thereon that secure our new credit facility, liens securing certain other permitted indebtedness and certain other permitted liens. Therefore, in the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding against us, or an acceleration of such first priority obligations, such assets that secure these first priority obligations and the notes must be used first to pay first priority obligations in full before any payments are made therewith on the notes.

The value of the collateral at any time will depend on market and other economic conditions, including the availability of suitable buyers for the collateral. By its nature, some or all of the collateral may be illiquid and may have no readily ascertainable market value. The value of the assets pledged as collateral for the notes could be impaired in the future as a result of declining oil and natural gas prices and changing economic conditions, competition or other future trends. In the event of a foreclosure, liquidation, bankruptcy or similar proceeding, no assurance can be given that the proceeds from any sale or liquidation of the collateral will be sufficient to pay our obligations under the notes, in full or at all, after first satisfying our obligations in full under any first priority obligations. See the section entitled “Description of Notes—Certain Bankruptcy and Other Limitations.” Accordingly, there may not be sufficient collateral to pay all or any of the amounts due on the notes. Any claim for the difference between the amount, if any, realized by holders of the notes from the sale of the collateral securing the notes and the obligations under the notes will rank equally in right of payment with all of our unsecured senior indebtedness and other obligations, including trade payables.

To the extent that third parties enjoy prior liens, such third parties may have rights and remedies with respect to the assets subject to such liens that, if exercised, could adversely affect the value of the collateral. Additionally, the terms of the indenture will allow us to incur additional debt, including under our new credit facility and additional notes, and incur additional liens in certain circumstances. The indenture will not require that we maintain the current level of collateral or maintain a specific ratio of indebtedness to asset values. Any additional notes, issued pursuant to the indenture will rank pari passu with the notes and be entitled to the same rights and priority with respect to the collateral. Thus, the issuance of such additional debt pursuant to the indenture may have the effect of significantly diluting your ability to recover payment in full from the then existing pool of collateral. Releases of collateral from the liens securing the notes are permitted under some circumstances. See “Description of Notes—Collateral—Collateral Documents.”

The collateral is subject to casualty risks.

We will be obligated under the indenture governing the notes to maintain adequate insurance or otherwise insure against hazards as is usually done by corporations operating properties of a similar nature in the same or similar localities. There are, however, certain losses that may be either uninsurable or not economically insurable, in whole or in part. As a result, it is possible that the insurance proceeds will not compensate us fully for our losses. If there is a total or partial loss of any of the pledged collateral, we cannot assure you that any insurance proceeds received by us will be sufficient to satisfy all of our secured obligations, including the notes.

Holders of notes are not expected to be able to control decisions regarding collateral.

In connection with our new credit facility, we entered into an intercreditor agreement with the agent under such new credit facility (who is the first lien collateral agent), which provides that, among other things, (1) the holders of the first priority obligations and the agent under such credit facility control substantially all matters related to the collateral that secures the first priority obligations and the notes; (2) the holders of first priority obligations and the agent under such new credit facility may foreclose on or take other actions with respect to such collateral with which holders of the notes may disagree or that may be contrary to the interests of holders of the notes; (3) to the extent certain collateral is released from securing first priority obligations to satisfy such claims, the liens securing the notes will also automatically be released without any further action; and (4) the holders of the notes will agree to waive certain of their rights in connection with a bankruptcy or insolvency proceeding involving us or any guarantor of the notes. See “Description of Notes—Collateral—Intercreditor Agreement.”

In the event of a bankruptcy, the ability of the noteholders to realize upon the collateral will be subject to certain bankruptcy law limitations.

The right of the collateral agent for the notes to repossess and dispose of the collateral securing the notes upon acceleration is likely to be significantly impaired by federal bankruptcy law if bankruptcy proceedings are commenced by or against us prior to or possibly even after the collateral agent has repossessed and disposed of the collateral. Under the U.S. bankruptcy code, a secured creditor, such as the collateral agent for the notes, is prohibited from repossessing its security from a debtor in a bankruptcy case, or from disposing of security repossessed from a debtor, without bankruptcy court approval. Moreover, bankruptcy law permits the debtor to continue to retain and to use collateral, and the proceeds, products, rents, or profits of the collateral, even though the debtor is in default under the applicable debt instruments, provided that the secured creditor is given “adequate protection”. The meaning of the term “adequate protection” may vary according to circumstances, but it is intended in general to protect the value of the secured creditor’s interest in the collateral and may include cash payments or the granting of additional security, if and at such time as the court in its discretion determines, for any diminution in the value of the collateral as a result of the stay of repossession or disposition or any use of the collateral by the debtor during the pendency of the bankruptcy case. In view of the broad discretionary powers of a bankruptcy court, it is impossible to predict how long payments under the notes could be delayed following commencement of a bankruptcy case, whether or when the collateral agent would repossess or dispose of the collateral, or whether or to what extent holders of the notes would be compensated for any delay in payment of loss of value of the collateral through the requirements of “adequate protection.” Furthermore, in the event the bankruptcy court determines that the value of the collateral is not sufficient to repay all amounts due on the notes, the holders of the notes would have “undersecured claims” as to the difference. Federal bankruptcy laws do not permit the payment or accrual of interest, costs, and attorneys’ fees for “undersecured claims” during the debtor’s bankruptcy case.

Rights of noteholders in the collateral may be adversely affected by the failure to perfect security interests in certain collateral existing or acquired in the future.

The security interest in the collateral securing the notes will consist of substantially all of our assets, whether now owned or acquired or arising in the future. There can be no assurance that the trustee or the collateral agent will monitor, or that we will inform the trustee or the collateral agent of, the future acquisition of property and rights that constitute collateral, and that the necessary action will be taken to properly perfect the security interest in such after acquired collateral. The failure to perfect a security interest in respect of such acquired collateral may result in the loss of the security interest therein or the priority of the security interest in favor of the notes against third parties. Some of our salt water disposal wells, together with related equipment, are located on the property of third parties with which we do not have written surface leases or right of way agreements. As a result, there is no assurance that those third parties will agree to collaterally assign the oral fluid injection agreements or to grant the trustee access or step-in rights with respect to the wells and related equipment.

If we or any guarantor were to become subject to a bankruptcy proceeding after the issue date of the notes, any liens recorded or perfected after the issue date of the notes would face a greater risk of being invalidated than if they had been recorded or perfected on the issue date. If a lien is recorded or perfected after the issue date, it may be treated under bankruptcy law as if it were delivered to secure previously existing debt. In bankruptcy proceedings commenced within 90 days of lien perfection, a lien given to secure previously existing debt is materially more likely to be avoided as a preference by the bankruptcy court than if delivered and promptly recorded on the issue date of the notes. Accordingly, if we or a guarantor were to file for bankruptcy after the issue date of the notes and the liens had been perfected less than 90 days before commencement of such bankruptcy proceeding, the liens securing the notes may be especially subject to challenge as a result of having been delivered after the issue date of the notes. To the extent that such challenge succeeded, you would lose the benefit of the security that the collateral was intended to provide.

The notes are structurally subordinated in right of payment to the indebtedness of those of any of our future subsidiaries that do not guarantee the notes and, if the guarantees are deemed unenforceable, to those of our guarantors, and the remaining assets of such subsidiaries may not be sufficient to make any payments on the notes.

While all of our current subsidiaries will be guarantors of the notes, certain future subsidiaries may not become guarantors. In the case of any future subsidiaries that are not guarantors, the notes would be effectively subordinated to all liabilities of such subsidiaries. Although the guarantees provide the holders of the notes with a direct claim as a creditor against the assets of the subsidiary guarantors, the guarantees may not be enforceable as described in more detail below. If the guarantees by the subsidiary guarantors are not enforceable, the notes would be effectively subordinated to all liabilities of the subsidiary guarantors, including trade payables. As a result of being effectively subordinated to the liabilities of a subsidiary, if there was a dissolution, bankruptcy, liquidation or reorganization of such subsidiary, the holders of the notes would not receive any amounts with respect to the notes until after the payment in full of the claims of creditors of such subsidiary.

A court could cancel the notes or the guarantees and security interests under fraudulent conveyance laws or certain other circumstances.

Our issuance of the notes and the issuance of the guarantees by our existing subsidiaries, certain of our future domestic restricted subsidiaries and any new parent may be subject to review under federal or state fraudulent transfer or conveyance or similar laws.

All of our existing and future domestic restricted subsidiaries and any new parent will guarantee the notes. If we or such guarantor becomes a debtor in a case under the U.S. bankruptcy code or encounters other financial difficulty, under federal or state laws governing fraudulent transfer or conveyance, renewable transactions or preferential payments, a court in the relevant jurisdiction might avoid or cancel its guarantee and/or the liens created by the security interest. The court might do so if it found that, when the guarantor entered into its guarantee and security arrangement or, in some states, when payments become due thereunder, (a) it received less than reasonably equivalent value or fair consideration for such guarantee and/or security arrangement and (b) either (i) was or was rendered insolvent, (ii) was left with inadequate capital to conduct its business, (iii) or believed or should have believed that it would incur debts beyond its ability to pay. The court might also avoid such guarantee and/or security arrangement, without regard to the above factors, if it found that the guarantor entered into its guarantee and/or security arrangement with actual or deemed intent to hinder, delay, or defraud our creditors.

Similarly, if we become a debtor in a case under the U.S. bankruptcy code or encounter other financial difficulty, a court might cancel our obligations under the notes, if it found that when we issued the notes (or in some jurisdictions, when payments become due under the notes), factors (a) and (b) above applied to us, or if it found that we issued the notes with actual intent to hinder, delay or defraud our creditors.

A court would likely find that a guarantor did not receive reasonably equivalent value or fair consideration for its guarantee unless it benefited directly or indirectly from the issuance of the notes. If a court avoided such guarantee, holders of the notes would no longer have a claim against such subsidiary. In addition, the court might direct holders of the notes to repay any amounts already received from such subsidiary. If the court were to avoid any guarantee, we cannot assure you that funds would be available to pay the notes from another subsidiary or from any other source.

The indenture will state that the liability of each guarantor on its guarantee and security arrangement is limited to the maximum amount that the subsidiary can incur without risk that the guarantee or security arrangement will be subject to avoidance as a fraudulent conveyance. This limitation may not protect the guarantees and/or security arrangements from a fraudulent transfer or conveyance attack or, if it does, the guarantees and/or security arrangements may not be in amounts sufficient, if necessary, to pay obligations under the notes when due.

We may not be able to purchase the notes upon a change of control or an offer to repurchase the notes in connection with an asset sale as required by the indenture.

Upon the occurrence of specific types of change of control events, we will be required to offer to repurchase all of the notes at a price equal to 101% of the aggregate principal amount of the notes repurchased, plus accrued and unpaid interest and additional interest, if any, up to, but not including the date of repurchase. In addition, in connection with certain asset sales, we will be required to offer to repurchase all of the notes in cash at a price equal to 100% of the principal amount, plus accrued and unpaid interest and additional interest, if any, up to but not including the date of repurchase. We may not have sufficient funds available to repurchase all of the notes tendered pursuant to any such offer and any other debt that would become payable upon a change of control or in connection with such an asset sale offer. Our failure to purchase the notes would be a default under the indenture, which would trigger a default under our new credit facility. In that event, we would need to cure or refinance our new credit facility before making an offer to purchase.

Additionally, the exercise by the holders of notes of their right to require us to repurchase the notes upon an asset sale or with excess cash flow could cause a default under our new credit facility if we are then prohibited by the terms of the new credit facility from making the asset sale offer under the indenture. In the event an asset sale occurs or we have such excess cash flow at a time when we are prohibited from purchasing notes, we could seek the consent of our senior lenders to the purchase of notes or could attempt to refinance the borrowings that contain such prohibition. If we do not obtain a consent or repay those borrowings, our failure to purchase tendered notes would constitute an event of default under the indenture, which would, in turn, likely constitute a default under the other indebtedness, including our new credit facility. A change of control (as defined under our new credit facility) would also constitute a default under the new credit facility. Upon any such default, the lenders may declare any outstanding obligations under the new credit facility immediately due and payable. If such debt repayment were accelerated, we may not have sufficient funds to repurchase the notes and repay the debt. There can be no assurance that we would be able to refinance our indebtedness or, if a refinancing were to occur, that the refinancing would be on terms favorable to us.

In addition, agreements governing future senior indebtedness may contain prohibitions of certain events that would constitute a change of control or require such senior indebtedness to be repurchased or repaid upon a change of control. Moreover, the exercise by the holders of their right to require us to repurchase the notes could cause a default under such agreements, even if the change of control itself does not, due to the financial effect of such repurchase on us. Finally, our ability to pay cash to the holders upon a repurchase may be limited by our then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases.

The definition of change of control includes a phrase relating to the sale or other transfer of “all or substantially all” of our properties or assets. There is no precise definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty in ascertaining whether a particular transaction would involve a disposition of “all or substantially all” of our assets of any of the companies in question, and therefore it may be unclear as to whether a change of control has occurred and whether the holders of the notes have the right to require us to repurchase such notes.

There is no established trading market for the exchange notes, and you may not be able to sell them quickly or at the price you paid.

The exchange notes are a new issue of securities and there is no established trading market for the exchange notes. Even if the registration statement in which this prospectus is included becomes effective to cover the exchange offer discussed herein under “Description of Notes—Registration Rights; Additional Interest”, which will generally allow resales of exchange notes issued in exchange for the initial notes, the exchange notes will constitute a new issue of securities with no established trading market. We do not intend to apply for the exchange notes to be listed on any security exchange or to arrange for quotation on any automated dealer quotation systems. The initial purchaser has advised us that it intends to make a market in the exchange notes, but they are not obligated to do so and may discontinue any market making in the exchange notes at any time, in their sole discretion. You may not be able to sell your exchange notes at a particular time or at favorable prices. As a result, we cannot assure you as to the liquidity of any trading market for the exchange notes or, in the case of any holders of the notes that do not exchange them, the trading market for the initial notes following the offer to exchange the initial notes for exchange notes. As a result, you may be required to bear the financial risk of your investment in the notes indefinitely.

The trading price of the exchange notes may be volatile.

Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the notes. Any such disruptions could adversely affect the prices at which the exchange notes may be sold. In addition, the exchange notes may trade at a discount from the initial offering price of the initial notes, depending on the prevailing interest rates, the market for similar notes, our performance and other factors, many of which are beyond our control.

Changes in respect of public debt ratings of the exchange notes may materially and adversely affect the availability, the cost and the terms and conditions of our debt.

The exchange notes will be, and any of our future debt instruments may be, publicly rated by Moody’s Investors Service, Inc. (“Moody’s”) and Standard & Poor’s Rating Services (“S&P”), independent rating agencies. These public debt ratings may affect our ability to raise debt. Any future downgrading of the notes or our debt by Moody’s and S&P may affect the cost and terms and conditions of our financings and could adversely affect the value and trading of the exchange notes.

We may not be able to access capital markets when necessary.

We may find it necessary in the future to issue additional debt or equity to support ongoing operations, to undertake capital expenditures, or to undertake acquisitions or other business combination transactions. There can be no assurance that additional financing will be available to us when needed or on terms acceptable to us. Our inability to raise financing to support ongoing operations or to fund capital expenditures or acquisitions could limit our growth and may have a material adverse effect on us.

There is a risk that contingent payment debt obligation rules of the Internal Revenue Service may apply to the exchange notes.

If such contingent payment debt obligation rules apply, holders of the exchange notes could be required for federal income tax purposes to accrue taxable income on a different schedule, and gain on sale of the exchange notes would generally be ordinary income rather than capital gain.

EXCHANGE OFFER

Purpose and Effect of the Exchange Offer

In connection with the issuance of the initial notes, we entered into a registration rights agreement. Under the registration rights agreement, we agreed to:

•

file within 90 days after the issuance of the initial notes a registration statement with the Commission with respect to a registered offer to exchange each initial note for a new senior secured note having terms substantially identical to the initial notes;

•

use our reasonable best efforts to cause the exchange offer registration statement to be declared effective by the Commission under the Securities Act within 210 days after the issuance of the existing initial notes;

•

upon effectiveness of the exchange offer registration statement, commence the exchange offer and use reasonable best efforts to issue, not later than 30 days after such registration statement is declared effective, the exchange notes in exchange for all initial notes validly tendered and not validly withdrawn during the exchange offer; and

•	keep the exchange offer open for not less than 20 business days.

We have fulfilled the agreements described in the first two of the preceding bullet points and are offering eligible holders of the initial notes the opportunity to exchange their initial notes for exchange notes registered under the Securities Act. Holders are eligible, if they are not prohibited by any law or policy of the Commission, from participating in this exchange offer and if they make various representations to us. The exchange notes will be identical to the initial notes, except that the exchange notes will not contain terms with respect to transfer restrictions under the Securities Act, registration rights or payment of additional interest as additional interest.

We have agreed in certain circumstances to file and use our reasonable best efforts to cause the Commission to declare effective a shelf registration statement to cover resales of outstanding initial notes by holders thereof who satisfy certain conditions relating to the provision of information in connection with the shelf registration statement. We are required to file the shelf registration statement if:

•

prior to the consummation of the exchange offer, existing Commission interpretations are changed such that the exchange notes would not be freely transferable without restriction under the Securities Act;

•	the exchange offer is not completed within 210 days following the issuance of the initial notes; or

•	the exchange offer is not available to any holder.

If obligated to file the shelf registration statement, we will use reasonable best efforts to file the shelf registration statement with the Commission on or prior to 30 days after such filing obligation arises, to cause the shelf registration statement to be declared effective by the Commission on or prior to 120 days after such shelf registration statement is filed and to keep the shelf registration statement effective for up to two years.

We have also agreed, with certain exceptions, to pay additional interest to holders of the applicable initial notes upon the occurrence of any of the following events:

•	if we fail to file an exchange offer or shelf registration statement with the Commission on or prior to the date specified for such filing;

•	if a required exchange or shelf registration statement is not declared effective on or prior to the date specified for such effectiveness;

•	if the exchange offer is not consummated within 30 days after the initial effective date of the exchange offer registration statement; or

•

if the exchange offer or shelf registration statement is declared effective but thereafter is withdrawn by us or becomes subject to a stop order of the Commission suspending its effectiveness without being succeeded immediately by another effective registration statement.

Each of the events described above is a “registration default” and we must pay, as additional interest, additional interest from the occurrence of a registration default until all then existing registration defaults have been cured.

The rate of additional interest will be $0.05 per week per $1,000 principal amount of notes for the first 90-day period immediately following the occurrence of a registration default, and such rate will increase by an additional $0.05 per week per $1,000 principal amount of notes with respect to each subsequent 90-day period until all registration defaults have been cured, up to a maximum additional interest rate of $0.50 per week per $1,000 principal amount of notes. We are required to pay such additional interest on regular interest payment dates in the same manner as other interest is paid on the outstanding initial notes. Such additional interest will be in addition to any other interest payable from time to time with respect to the outstanding initial notes.

Upon the effectiveness of this registration statement, the consummation of the exchange offer, the effectiveness of a shelf registration statement or the effectiveness of a succeeding registration statement as required under the registration rights agreement, as the case may be, the accrual of additional interest will cease.

To exchange your initial notes for the exchange notes in the exchange offer, you will be required to make the following representations:

•	you will acquire any exchange notes in the ordinary course of your business;

•	you have no arrangement or understanding with any person or entity to participate in the distribution of the exchange notes;

•	you are not engaged in and do not intend to engage in the distribution of the exchange notes;

•

if you are a broker-dealer that will receive exchange notes for your own account in exchange for initial notes, you acquired those exchange notes as a result of market-making activities or other trading activities and you will deliver a prospectus, as required by law, in connection with any resale of such exchange notes; and

•	you are not our “affiliate,” as defined in Rule 405 of the Securities Act.

In addition, if your outstanding initial notes are included in a shelf registration statement, we may require you to provide information about yourself and your intended method of distribution to be used in connection with the shelf registration statement as may be required to comply with the Securities Act. A holder who sells initial notes under the shelf registration statement generally will be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers. Such a holder will also be subject to the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the registration rights agreement that are applicable to such a holder, including indemnification obligations.

The description of the registration rights agreement contained in this section is a summary only. For more information, you should review the provisions of the registration rights agreement that we filed with the Commission as an exhibit to the registration statement of which this prospectus is a part.

Resale of Exchange Notes

Based on no-action letters issued by the staff of the Commission to third parties, we believe that the exchange notes may be offered for resale, resold and otherwise transferred by you without further compliance with the registration and prospectus delivery provisions of the Securities Act if:

•	you are not our “affiliate” within the meaning of Rule 405 under the Securities Act;

•	you acquire such exchange notes in the ordinary course of your business; and

•	you do not intend to participate in a distribution of the exchange notes.

Because, however, we have not obtained a no-action letter in connection with the exchange offer for the exchange notes, we cannot assure you that the Commission would make a similar determination with respect to this exchange offer.

If you tender your initial notes in the exchange offer with the intention of participating in any manner in a distribution of the exchange notes, you

•	cannot rely on such interpretations by the Commission staff; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

Unless an exemption from registration is otherwise available, any distribution of exchange notes should be covered by an effective registration statement under the Securities Act. This registration statement should contain the selling security holder’s information required by Item 507 of Regulation S-K under the Securities Act. This prospectus may be used for an offer to resell, resale or other retransfer of exchange notes only as specifically described in this prospectus. Only broker-dealers that acquired the initial notes as a result of market-making activities or other trading activities may participate in the exchange offer. Each broker-dealer that receives exchange notes for its own account in exchange for initial notes, where such initial notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge by way of the letter of transmittal that it will deliver a prospectus in connection with any resale of the exchange notes. Please read the section captioned “Plan of Distribution” for more details regarding the transfer of exchange notes.

Terms of the Exchange Offer

Subject to the terms and conditions described in this prospectus and in the letter of transmittal, we will accept for exchange any initial notes properly tendered and not withdrawn before 5:00 p.m., New York City time, on the expiration date. We will issue exchange notes in principal amount equal to the principal amount of initial notes surrendered under the exchange offer. Initial notes may be tendered only for exchange notes and only in minimum denominations of $2,000 and integral multiples of $1,000 in excess of $2,000. The exchange offer is not otherwise conditioned upon any minimum aggregate principal amount of initial notes being tendered for exchange.

As of the date of this prospectus, $205 million in aggregate principal amount of the initial notes are outstanding. This prospectus and the letter of transmittal are being sent to all registered holders of initial notes. There will be no fixed record date for determining registered holders of initial notes entitled to participate in the exchange offer.

We intend to conduct the exchange offer in accordance with the provisions of the registration rights agreement, the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations of the Commission. Initial notes that you do not tender for exchange in the exchange offer will remain outstanding and continue to accrue interest. These initial notes will be entitled to the rights and benefits such holders have under the indenture relating to the notes and certain provisions of the registration rights agreement.

We will be deemed to have accepted for exchange properly tendered initial notes when we have given oral or written notice of the acceptance to the exchange agent and complied with the applicable provisions of the registration rights agreement. The exchange agent will act as agent for the tendering holders for the purposes of receiving the exchange notes from us.

If you tender initial notes in the exchange offer, you will not be required to pay brokerage commissions or fees or, subject to the letter of transmittal, transfer taxes with respect to the exchange of initial notes. We will pay all charges and expenses, other than certain applicable taxes described below, in connection with the exchange offer. It is important that you read the section labeled “—Fees and Expenses” for more details regarding fees and expenses incurred in the exchange offer.

We will return any initial notes that we do not accept for exchange for any reason without expense to the tendering holder as promptly as practicable after the expiration or termination of the exchange offer.

Expiration Date

The exchange offer will expire at 5:00 p.m., New York City time, on                     , 2008, unless, in our sole discretion, we extend it. No extension will continue beyond                     , 2008.

Extensions, Delays in Acceptance, Termination or Amendment

We expressly reserve the right, at any time or various times, to extend the period of time during which the exchange offer is open to a date no later than                     , 2008. We may delay acceptance of any initial notes by giving oral or written notice of such extension to their holders. During any such extensions, all initial notes previously tendered will remain subject to the exchange offer, and we may accept them for exchange.

If we extend the exchange offer, we will notify the exchange agent orally or in writing of any extension. We will notify the registered holders of initial notes of the extension no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date.

If any of the conditions described below under “—Conditions to the Exchange Offer” have not been satisfied, we reserve the right

•	to delay accepting for exchange any initial notes;

•	to extend the exchange offer; or

•	to terminate the exchange offer,

by giving oral or written notice of such delay, extension or termination to the exchange agent. Subject to the terms of the registration rights agreement, we also reserve the right to amend the terms of the exchange offer in any manner.

Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice to the registered holders of initial notes. If we amend the exchange offer in a manner that we determine material, we will promptly disclose such amendment by means of a prospectus supplement. The supplement will be distributed to the registered holders of the initial notes. Depending upon the significance of the amendment and the manner of disclosure to the registered holders, we will extend the exchange offer if the exchange offer would otherwise expire during such period.

Conditions to the Exchange Offer

We will not be required to accept for exchange or to exchange any exchange notes for any initial notes if the exchange offer, or participation in the exchange offer by a holder of initial notes, would violate applicable law or any applicable interpretations of the staff of the Commission. In addition, we may terminate the exchange offer as provided in this prospectus before accepting initial notes for exchange in the event of such a potential violation.

We will not be obligated to accept for exchange the initial notes of any holder that has not made to us the representations described under “—Purpose and Effect of the Exchange Offer, “—Procedures for Tendering” and “Plan of Distribution” and such other representations as may be reasonably necessary under applicable Commission rules, regulations or interpretations to allow us to use an appropriate form to register the issuance of the exchange notes under the Securities Act.

We expressly reserve the right to amend or terminate the exchange offer, and to reject for exchange any initial notes not previously accepted for exchange, upon the occurrence of any of the conditions to the exchange offer specified above. We will give oral or written notice of any extension, amendment, non-acceptance or termination to the holders of the initial notes as promptly as practicable.

These conditions are for our sole benefit, and we may assert them or waive them in whole or in part at any time or at various times in our sole discretion. If we fail at any time to exercise any of these rights, this failure will not mean that we have waived our rights. Each such right will be deemed an ongoing right that we may assert at any time or at various times.

In addition, we will not accept for exchange any initial notes tendered, and will not issue exchange notes in exchange for any such initial notes, if at such time any stop order has been threatened or is in effect with respect to the registration statement, of which this prospectus constitutes a part, or the qualification of the indenture relating to the notes under the Trust Indenture Act of 1939.

Procedures for Tendering

In order to participate in the exchange offer, you must properly tender your outstanding initial notes to the exchange agent as described below. It is your responsibility to properly tender your outstanding initial notes. We have the right to waive any defects. However, we are not required to waive defects and are not required to notify you of defects in your exchange.

If you have any questions or need help in exchanging your initial notes, please call the exchange agent whose address and phone number are set forth in “Prospectus Summary—The Exchange Offer—Exchange Agent.”

All of the outstanding initial notes were issued in book-entry form and are currently represented by global certificates held for the account of DTC. We have confirmed with DTC that the outstanding initial notes may be tendered using the Automated Tender Offer Program, or ATOP, instituted by DTC. The exchange agent will establish an account with DTC for purposes of the exchange offer promptly after the commencement of the exchange offer and DTC participants may electronically transmit their acceptance of the exchange offer by causing DTC to transfer their outstanding initial notes to the exchange agent using the ATOP procedures. In connection with the transfer, DTC will send an “agent’s message” to the exchange agent. The agent’s message will state that DTC has received instructions from the participant to tender outstanding initial notes and that the participant agrees to be bound by the terms of the letter of transmittal.

By using the ATOP procedures to exchange outstanding initial notes, you will not be required to deliver a letter of transmittal to the exchange agent. However, you will be bound by its terms just as if you had signed it.

There is no procedure for guaranteed late delivery of the initial notes.

Determinations Under the Exchange Offer

We will determine in our sole discretion all questions as to the validity, form, eligibility, time of receipt, acceptance of tendered outstanding initial notes and withdrawal of tendered outstanding initial notes. Our determination will be final and binding. We reserve the absolute right to reject any outstanding initial notes not properly tendered or any outstanding initial notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defect, irregularity or condition of tender as to particular outstanding initial notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, all defects or irregularities in connection with tenders of outstanding initial notes must be cured within such time as we shall determine. Although we intend to notify holders of defects or irregularities with respect to tenders of outstanding initial notes, neither the exchange agent, us nor any other person will incur any liability for failure to give such notification. Tenders of outstanding initial notes will not be deemed made until such defects or irregularities have been cured or waived. Any outstanding initial notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned to the tendering holder as soon as practicable following the expiration date.

When We Will Issue Exchange Notes

In all cases, we will issue exchange notes in exchange for initial notes that we have accepted for exchange under the exchange offer, as promptly as practicable after expiration of the exchange offer, only after the exchange agent timely receives, prior to 5:00 p.m., New York City time, on the expiration date:

•	a book-entry confirmation of transfer of such initial notes into the exchange agent’s account at DTC; and

•	a properly transmitted agent’s message.

Return of Initial Notes Not Accepted or Exchanged

If we do not accept any tendered initial notes for exchange or if initial notes are submitted for a greater principal amount than the holder desires to exchange, the unaccepted or non-exchanged initial notes will be returned without expense to their tendering holder. Such non-exchanged initial notes will be credited to an account maintained with DTC. These actions will occur as promptly as practicable after the expiration or termination of the exchange offer.

Your Representations to Us

By agreeing to be bound by the letter of transmittal, you will represent to us that, among other things:

•	you will acquire any exchange notes that you receive in the ordinary course of your business;

•	you have no arrangement or understanding with any person or entity to participate in the distribution of the exchange notes;

•	you are not engaged in and do not intend to engage in the distribution of the exchange notes;

•

if you are a broker-dealer that will receive exchange notes for your own account in exchange for initial notes, you acquired those initial notes as a result of market-making activities or other trading activities and you will deliver a prospectus, as required by law, in connection with any resale of such exchange notes; and

•	you are not our “affiliate,” as defined in Rule 405 of the Securities Act.

Withdrawal of Tenders

Except as otherwise provided in this prospectus, you may withdraw your tender at any time before 5:00 p.m., New York City time, on the expiration date. For a withdrawal to be effective, you must comply with the appropriate procedures of DTC’s ATOP system. Any notice of withdrawal must specify the name and number of the account at DTC to be credited with withdrawn initial notes and otherwise comply with the procedures of DTC.

We will determine all questions as to the validity, form, eligibility and time of receipt of notice of withdrawal. Our determination shall be final and binding on all parties. We will deem any initial notes so withdrawn not to have been validly tendered for exchange for purposes of the exchange offer.

Any initial notes that have been tendered for exchange but that are not exchanged for any reason will be credited to an account maintained with DTC for the outstanding initial notes. This crediting will take place as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. You may retender properly withdrawn initial notes by following the procedures described under “—Procedures for Tendering” above at any time on or prior to 5:00 p.m., New York City time, on the expiration date.

Fees and Expenses

We will bear the expenses of soliciting tenders. The principal solicitation is being made by mail. We may make additional solicitation by telegraph, facsimile, telephone or in person by our officers and regular employees and those of our affiliates.

We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to broker-dealers or others soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and reimburse it for its related reasonable out-of-pocket expenses.

We will pay the cash expenses to be incurred in connection with the exchange offer. They include:

•	Commission registration fees;

•	fees and expenses of the exchange agent and trustee;

•	accounting and legal fees and printing costs; and

•	related fees and expenses.

Transfer Taxes

We will pay all transfer taxes, if any, applicable to the exchange of exchange notes for initial notes under the exchange offer. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if a transfer tax is imposed for any reason other than the exchange of exchange notes for initial notes under the exchange offer.

Consequences of Failure to Exchange

If you do not exchange your initial notes for exchange notes under the exchange offer, you will remain subject to the existing restrictions on transfer of the initial notes. In general, you may offer or sell the initial notes only if they are registered under the Securities Act or if the offer or sale is exempt from the registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreement, we do not intend to register resales of the initial notes under the Securities Act.

Accounting Treatment

We will record the exchange notes in our accounting records at the same carrying value as the initial notes. This carrying value is the aggregate principal amount of the initial notes as reflected in our accounting records on the date of exchange. Accordingly, we will not recognize any gain or loss for accounting purposes in connection with the exchange offer.

Other

Participation in the exchange offer is voluntary, and you should carefully consider whether to accept. You are urged to consult your financial and tax advisors in making your own decision on what action to take.

We may in the future seek to acquire untendered initial notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present plans to acquire any initial notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any untendered initial notes.

USE OF PROCEEDS

The exchange offer is intended to satisfy our obligations under the registration rights agreement. We will not receive any cash proceeds from the issuance of the exchange notes in the exchange offer. In consideration for issuing the exchange notes as contemplated by this prospectus, we will receive initial notes in a like principal amount. The form and terms of the exchange notes are identical in all respects to the form and terms of the initial notes, except the exchange notes do not include certain transfer restrictions under the Securities Act, grant any registration rights or provide for payment of additional interest. Initial notes surrendered in exchange for the exchange notes will be retired and cancelled and will not be reissued. Accordingly, the issuance of the exchange notes will not result in any change in our outstanding indebtedness.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization derived from our combined financial statements at December 31, 2007, on an actual historical basis and as adjusted to give effect to the consummation of the Delaware Reorganization, the proceeds of the Debt Offering and the related use of proceeds of the Debt Offering.

This table should be read in conjunction with the sections entitled “Use of Proceeds,” “Selected Historical Combined Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the Combined Financial Statements of the Forbes Group and related notes and other financial information appearing elsewhere in this prospectus.

	As of December 31, 2007
	Actual	As Adjusted for the Delaware Reorganization and the Debt Offering
	(dollars in thousands)
Cash and cash equivalents(1)	$5,209	$18,922

Debt:
Credit Facility(2)	$—	$—
Notes payable and long-term debt(3)	111,281	3,823
Senior Secured Notes(4)	—	200,152

Total debt	111,281	203,975

Equity:
Forbes Group members’ equity	70,459	—
The Company members’ equity	—	152,757	(5)
Additional paid-in capital	—	—
Retained earnings	—	—

Total members’/shareholders’ equity	70,459	152,757

Total capitalization	$181,740	$356,732

Notes:

(1)	Includes available funds in addition to the net proceeds from the Debt Offering (after the repayment of notes payable, long-term debt, and vendor financings).
(2)	The Forbes Group entered into the Credit Facility in April 2008 providing for a $20 million revolving credit facility. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Debt and Leases”.
(3)	Excludes $55.8 million of vendor financings with certain equipment vendors included in “Accounts Payable—Trade” in the Forbes Group combined balance sheet.
(4)	Face amount of $205.0 million, net of original issue discount from the issue price of 97.635% of par.
(5)	Adjusted for the step up in fair value of assets associated with the Delaware Reorganization and the write-off of debt issuance costs related to the Debt Offering.

RATIO OF EARNINGS TO FIXED CHARGES

(in thousands, except for ratio data)

For purposes of computing the ratio of earnings to fixed charges, earnings consist of the sum of income from operations before income taxes and the cumulative effect of change in accounting method, interest expense and the portion of the rent expense deemed to represent interest. Fixed charges consist of interest incurred, whether expensed or capitalized, including amortization of debt issuance costs, if applicable, and the portion of rent expense deemed to represent interest.

The table below sets forth the calculation of the ratio of earnings to fixed charges for the periods indicated.

	Year Ended December 31,
	2003		2004		2005	2006	2007
Income before income taxes	$(2,842)		$(4,220)		$12,063	$32,273	$44,277

Fixed Charges:
Interest expense	$54		$580		$2,182	$5,074	$8,343
Interest component of rent	—		—		43	245	420

Total Fixed Charges	$54		$580		$2,225	$5,319	$8,763

Ratio of earnings to fixed charges		(A)		(A)	5.4	6.1	5.1

(A)	For the years ended December 31, 2003 and 2004, the ratio of earnings to fixed charges was less than a one-to-one coverage due to our losses in each of those years. We would have needed to generate additional earnings of $2,788 and $3,640 in 2003 and 2004, respectively, to achieve a coverage of one-to-one.

PRO FORMA RATIO OF EARNINGS TO FIXED CHARGES

(in thousands, except for ratio data)

The table below sets forth the calculation of the pro forma ratio of earnings to fixed charges for the year ended December 31, 2007 after giving effect to the Delaware Reorganization and the Debt Offering.

Year Ended December 31, 2007
Income before income taxes	$44,277

Fixed charges, as above	$8,763
Adjustments(1)	2,537

Total pro forma fixed charges	$11,300

Pro forma ratio of earnings to fixed charges	3.92

(1)	Adjusted to give effect to the estimated net increase in interest expense from refinancing.

SELECTED HISTORICAL COMBINED FINANCIAL INFORMATION

The following statement of operations data for the years ended December 31, 2005, 2006 and 2007 and the balance sheet data as of December 31, 2006 and 2007 have been derived from, and should be read in conjunction with, the audited combined financial statements of the Forbes Group for the years ended December 31, 2005, 2006 and 2007 and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere in this prospectus. The statement of operations data for the year ended December 31, 2004 and the balance sheet data as of December 31, 2005 have been derived from audited financial statements not included in this prospectus. The statement of operations data for the year ended December 31, 2003 and the balance sheet data as of December 31, 2003 and 2004 have been derived from unaudited financial statements not included in this prospectus.

	Year Ended December 31,
	2003	2004	2005	2006	2007
	(unaudited)
	(dollars in thousands)
Statement of Operations Data:
Revenues:
Well servicing	$212	$8,411	$22,971	$56,728	$101,753
Fluid logistics	1,066	13,580	36,799	74,141	103,405
Other services	—	603	1,051	1,846	1,848

Total revenues	1,278	22,594	60,821	132,715	207,006

Expenses:
Well servicing	212	6,102	15,696	31,472	59,515
Fluid logistics	870	9,678	23,684	49,620	69,887
Other services	—	657	650	981	1,055
General and administrative	33	1,026	2,747	6,026	8,824
Depreciation and amortization	2,961	1,582	3,771	7,410	15,342
Litigation settlement(1)	—	7,250	—	—	—

Total expenses	4,076	26,295	46,548	95,509	154,623
Operating income (loss)	(2,798)	(3,701)	14,273	37,206	52,383

Other income (expense):
Interest expense	(54)	(580)	(2,182)	(5,074)	(8,343)
Other income (expense)	10	61	(28)	141	237

Income before income taxes	(2,842)	(4,220)	12,063	32,273	44,277
Income tax expense	—	—	—	—	(683)

Net income (loss)	$(2,842)	$(4,220)	$12,063	$32,273	$43,594

Operating Data:
Well servicing rigs (end of period)	3	11	17	43	101
Rig hours(2)	—	20,108	44,086	90,941	180,700
Heavy trucks(3) (end of period)	22	34	119	179	262
Trucking hours(2)	—	91,969	251,511	514,082	711,171
Salt water disposal wells (end of period)	1	4	6	9	14
Locations (end of period)	3	4	7	12	18
Frac tanks (end of period)	32	105	241	568	951

	As of December 31,
	2003	2004	2005	2006	2007
	(unaudited)	(unaudited)
	(dollars in thousands)
Balance Sheet Data:
Cash and cash equivalents	$67	$359	$3,264	$7,650	$5,209
Property and equipment, net	7,331	22,909	46,786	92,131	204,132
Total assets	9,504	30,819	66,369	128,518	259,995
Long-term obligations, net of current maturities	3,117	15,058	33,470	56,188	107,458
Total liabilities	7,552	29,252	55,103	89,718	189,536
Partners’ capital/Members’ equity	1,952	1,567	11,266	38,801	70,459

(1)	In 2004, we settled certain litigation for $7.3 million. See “Business—Legal Proceedings” for a description of this litigation.
(2)	Data not available for 2003.
(3)	Includes vacuum trucks, high pressure pump trucks and other heavy trucks.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the selected historical combined financial information and the combined financial statements and notes thereto of the Forbes Group included elsewhere in this prospectus. This discussion and analysis contains forward-looking statements within the meaning of the federal securities laws, including statements using terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should” or “will” or other comparable words or the negative of these words. Forward looking statements involve various risks and uncertainties. Our ability to predict results or the actual future effect of plans, initiatives or strategies is inherently uncertain and the actual results and timing of certain events could differ materially from our current expectations.

Company Overview

We are an independent oilfield services company that provides a broad range of drilling- and production-related services to oil and natural gas companies. The services we provide are used to help oil and natural gas companies develop and enhance the production of oil and natural gas, and include fluid hauling, fluid disposal, well maintenance, completion services, workovers and recompletions, plugging and abandonment, and tubing testing. In addition, our services are complementary and enable us to meet multiple needs for our customers at the wellsite.

We currently conduct our operations through the following two business segments:

•

Well Servicing. Our well servicing segment accounted for 50.0% of our revenues for the year ended December 31, 2007. At December 31, 2007, the well servicing segment utilized our fleet of 101 well servicing rigs, which included 95 workover rigs and six swabbing rigs and related assets and equipment. Since December 31, 2007, we have added 19 workover rigs and one swabbing rig. These assets are used to provide well maintenance, including remedial repairs and removal and replacement of downhole production equipment, well workovers, including significant downhole repairs, re-completions and re-perforations, completion and swabbing activities, and plugging and abandoning services. In addition, we have a fleet of six tubing testing units that are used to conduct pressure testing of oil and natural gas production tubing.

•

Fluid Logistics. Our fluid logistics segment accounted for 50.0% of our revenues for the year ended December 31, 2007. The fluid logistics segment utilizes the Company’s modern fleet of fluid transport trucks and related assets, including specialized vacuum, high-pressure pump and tank trucks, frac tanks, water wells, proprietary salt water disposal wells and facilities, and related equipment. Since December 31, 2007, we have added 16 vacuum trucks, three other heavy trucks, and 69 frac tanks. These assets are used to provide, transport, store, and dispose of a variety of drilling and produced fluids used in, and generated by, oil and natural gas production. These services are required in most workover and completion projects and are routinely used in daily producing well operations.

We believe that our two business segments are complementary and create synergies in terms of selling opportunities. Our multiple lines of service allow us to capitalize on our existing customer base to grow within existing markets, generate more business from existing customers, and increase operating profits. By offering customers the ability to reduce the number of vendors they use, we believe that we help improve our customers’ efficiency. This is demonstrated by the fact that 85.9% of our revenues for the year ended December 31, 2007 were from customers that utilized services of both of the business segments. Further, by having multiple service offerings that span the life cycle of the well, we believe that we have a competitive advantage over smaller competitors offering more limited services.

Factors Affecting Results of Operations

Oil and Natural Gas Prices. Demand for well servicing and fluid logistics services is generally a function of the willingness of oil and natural gas companies to make operating and capital expenditures to explore for, develop and produce oil and natural gas, which in turn is affected by current and anticipated levels of oil and natural gas prices. Exploration and production spending is generally categorized as either (i) operating expenditures or (ii) capital expenditures. Activities designed to add oil and natural gas reserves are classified as capital expenditures, and those associated with maintaining or accelerating production, such as workover and fluid logistics services, are categorized as operating expenditures. Operating expenditures are typically more stable than capital expenditures and are relatively insensitive to oil and natural gas price volatility. In contrast, capital expenditures by oil and natural gas companies for drilling are more directly influenced by current and expected oil and natural gas prices and generally reflect the volatility of commodity prices.

Workover Rig Rates. Our well servicing segment revenues are dependent on the prevailing market rates for workover rigs. Market dayrates for workover rigs have increased since 2003 as high oil and natural gas prices and declining domestic production has resulted in a substantial growth of drilling activity and demand for workover services that are used primarily to maintain or enhance production levels of existing producing wells. Based on customer indications, we believe we are able to maintain asset utilization and charge dayrates that exceed industry average as a result of having new equipment that is efficient and safe to use, and our excellent reputation for customer service.

Fluid Logistics Rates. Our fluid logistics segment revenues are dependent on the prevailing market rates for fluid transport trucks and the related assets, including specialized vacuum, high-pressure pump and tank trucks, frac tanks and proprietary salt water disposal wells. Higher oil and natural gas prices have resulted in growing demand for drilling. The required disposal of fluids produced from wells and the increased number of wells in service today have led to a higher demand for fluid logistics services and, thus, increasing fluid logistics rates. In addition, the increased drilling activity has led to higher demand for frac tanks, drilling and completion fluids, and water storage capacity on wellsites.

Operating Expenses. The current strong natural gas and oil pricing environment has resulted in a higher demand for operating personnel and oilfield supplies, and has caused increases in the cost of those goods and services. Additionally, fuel costs, which comprise a substantial portion of our operating expenses, have increased substantially over the last few years. Future earnings and cash flows will be dependent on our ability to manage our overall cost structure.

General and Administrative Expenses. Due to our substantial growth, we increased our professional staff, which has resulted in increased general and administrative costs. Additionally, our expenses for information technology, accounting, rent, entertainment and third-party professional fees have also increased. We expect these expenses to continue to increase compared to prior periods due to our need to continue to invest in this area, including as required to comply with Commission reporting requirements and requirements related to the Sarbanes-Oxley Act.

Capital Expenditures and Debt Service Obligations. As a general matter, our capital expenditures to maintain our assets have been relatively limited. We have incurred indebtedness to invest in new assets to grow our business. As a result, the indebtedness we incurred for our capital expenditures has significantly increased our debt service obligations. Most of our new assets have been acquired, and will continue to be acquired, through bank borrowings and vendor financing and cash flows from operations. In the future, we expect our capital expenditures and our debt outstanding to increase as we continue to grow our business.

Capital Expenditures and Operating Income Margins. The well servicing segment typically has higher operating income margins along with higher capital expenditures when compared with the fluid logistics segment, which has lower operating margins but also lower capital expenditure requirements.

Presentation. The following discussion and analysis is presented on a combined basis to reflect the results of operations and financial condition of the Forbes Group. This financial information is presented on a combined basis because the operating subsidiaries were under common management prior to the Delaware Reorganization. We believe that we will experience increased general and administrative expenses over those historically recognized at our subsidiaries due to the adoption of a holding company structure, the increased costs of complying with the requirements of the Securities Exchange Act of 1934 and the Sarbanes-Oxley Act of 2002 and remediating certain material weaknesses described under “Risk Factors—Risks Relating to our Business—We face several risks relating to material weaknesses in our internal controls.” As a result of the Delaware Reorganization, we will report our financial results on a consolidated basis beginning with the first quarter of 2008. Finally, we note that the limited liability companies and their predecessor entities that have comprised the Forbes Group historically have not been, and they and Forbes Energy Services LLC will not be, subject to U.S. federal income tax. All of our income, losses, credit, and deductions have been passed through to the equity owners for purposes of their individual income tax returns, which is why these are referred to as “flow through entities” for federal income tax purposes. Accordingly, no provision for income taxes is included in the following discussion and analysis. Following the anticipated Bermuda Reorganization, we will become subject to United States federal income taxes on a going forward basis.

Material Weaknesses

In connection with the preparation of the Forbes Group’s combined financial statements for the years ended December 31, 2005, 2006 and 2007, we identified control deficiencies that constitute material weaknesses in the design and operation of our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses existed at March 31, 2008:

•

We did not maintain an appropriate accounting and financial reporting organizational structure to support the activities of the Forbes Group. Specifically, we did not maintain a sufficient complement of personnel with an appropriate level of accounting knowledge, experience and training to ensure the proper selection, application and implementation of U.S. GAAP.

•

We did not maintain effective controls over the preparation and review of the combined financial statements and disclosures. Specifically, effective controls were not designed and in place around (i) the recording of period-end adjustments and accruals necessary to ensure the completeness, accuracy and valuation of the combined accounts, and (ii) the oversight and review of the combined financial statements and disclosures. This material weakness resulted in audit adjustments affecting substantially all of the financial statement accounts and disclosures of the Forbes Group’s 2005, 2006 and 2007 combined financial statements and resulted in a prior restatement of the combined statements of cash flows for the years ended December 31, 2005 and 2006.

•

We did not maintain effective controls over revenue. Specifically, we did not maintain effective controls over the cut-off and completeness of unbilled fluid logistics revenue and associated accounts receivable. This control deficiency resulted in a prior restatement of the Forbes Group’s 2005 and 2006 combined financial statements.

•

We did not maintain effective control over accounts payable. Specifically, we did not maintain effective controls over cut-off and completeness of accounts payable and associated expenses and capital expenditures.

•	We did not maintain effective control over recording of invoices to the proper accounts in the general ledger, including the determination of capital and expense items.

•

We did not maintain effective control over its “OTE” (Accounting for Out of Town Expenses) income statement account as it did not reconcile OTE reimbursement activity with the detailed supporting documentation in a timely manner.

•

We did not maintain effective control over unissued checks as there were numerous check numbers omitted from the 2008 C.C. Forbes, LLC disbursements listing as a consequence of insufficient control in distributing checks in addition to lack of support for voided checks.

•

We did not maintain effective control over accrual of the liability for health insurance and workers’ compensation expense, as it did not consider all relevant information to assist it in estimating the level of accrual required relating to the incurred but not reported component of the health insurance and workers’ compensation expense.

These control deficiencies could result in a future material misstatement to substantially all the accounts and disclosures that would result in a material misstatement to our future annual or interim combined or consolidated financial statements that would not be prevented or detected. Accordingly, we have determined that each of the above control deficiencies represents a material weakness.

Remediation

We are implementing remedial measures to address our internal control deficiencies on a going forward basis. The actions we have taken to date include the hiring of a chief financial officer, a controller and a staff accountant and the engagement of Bridgepoint Consulting, a consulting firm, to enhance our internal controls for the future. In addition, we have formed an audit committee and are working to modify our business processes to include enhanced internal controls and disclosure controls and procedures. If we are unable to remediate these material weaknesses, we may not be able to accurately and timely report our financial position, results of operations or cash flows.

Results of Operations

Comparison of Year Ended December 31, 2007 and December 31, 2006

Revenues. For the year ended December 31, 2007, revenues increased by $74.3 million, or 56.0%, to $207.0 million when compared to the prior year. During 2007, we expanded into new locations and deployed new assets to meet the growing demand for our services.

Well Servicing—Revenues from the well servicing segment increased by $45.0 million for the year ended December 31, 2007, or 76.8%, to $103.6 million compared to the prior year. The increase was largely due to our successful deployment of new well servicing rigs. We owned 101 well servicing rigs at December 31, 2007, compared to 43 well servicing rigs at December 31, 2006, a 134.9% increase. In addition to expanding the size of its fleet, in 2007 we expanded our well servicing operations to Carthage, Monahans, Odessa, Big Springs, Kilgore, and Edinburg, Texas.

Fluid Logistics—Revenues from the fluid logistics segment for the year ended December 31, 2007, increased by $29.3 million, or 39.5%, to $103.4 million compared to the prior year. While the pricing environment in the fluid logistics segment remained relatively stable, our business segment revenues increased substantially due to our successful deployment of new assets and our expansion of operations into Carthage, Monahans, Odessa, Big Springs, Kilgore, and Edinburg, Texas. Our principal fluid logistics assets at December 31, 2007, and December 31, 2006, were as follows:

	As of December 31,
Asset	2006	2007	% Increase
Vacuum trucks	147	205	39.5%
High-pressure pump trucks	7	14	100.0%
Other heavy trucks	25	43	72.0%
Frac tanks (includes leased)	568	951	67.4%
Salt water disposal wells	9	14	55.6%

Operating Expenses. Our operating expenses increased to $130.5 million for the year ended December 31, 2007, compared to $82.1 million for the year ended December 31, 2006, an increase of $48.4 million or 59.0%. Operating expenses as a percentage of revenues were 63.0% for the year ended December 31, 2007, compared to 61.8% for the year ended December 31, 2006.

Well Servicing—Operating expenses from the well servicing segment increased by $28.1 million, or 86.5%, to $60.6 million in 2007 as demand for the segment’s services continued to grow. This demand is reflected in our well servicing rig additions of 58 for 2007. Well servicing operating expenses as a percentage of well servicing revenues were 58.5% for the year ended December 31, 2007, compared to 55.4% for the year ended December 31, 2006. The increase in well servicing operating expense of $28.1 million was due in large part to an increase in labor costs of $17.0 million, or 116.0%, as the result of the addition of employees. Labor cost as a percentage of well servicing revenues was 31.1% for the year ended December 31, 2007, compared to 25.9% for the year ended December 31, 2006. The employee count at December 31, 2007, was 625 as compared with 316 employees at December 31, 2006. Fuel costs increased $2.0 million, or 94.9%, for the year ended December 31, 2007, when compared to the same period in the prior year due to the increased level of business and fuel price increases. Diesel fuel prices increased 56.5% from January 2007 to December 2007. We were able to pass a portion of this operating cost rate increase through to our customers. Fuel cost as a percentage of revenues was 3.7% and 2.6% for the years ended December 31, 2007 and 2006, respectively. Health insurance was another significant expense that increased by $2.4 million, or 151.9%, from the twelve months ended December 31, 2006, to the twelve months ended December 31, 2007, due to additional employees and rising health care costs. Other expenses were consistent with the growth of our business.

Fluid Logistics—Operating expenses from the fluid logistics segment increased by $20.3 million, or 40.8%, to $69.9 million in 2007, primarily as a result of the operation of the new equipment. Fluid logistics operating expenses as a percentage of fluid logistics revenues were 67.6% for the year ended December 31, 2007, compared to 66.9% for the year ended December 31, 2006. The increase in fluid logistics operating expenses of $20.3 million was due in large part to an increase in labor costs of $8.5 million, or a 46.1% increase, as the result of the addition of employees and higher pay due to industry competition for labor. Labor cost as a percentage of revenues was 26.1% and 24.9% for the years ended December 31, 2007 and 2006, respectively. The employee count at December 31, 2007, was 583 as compared with 431 employees at December 31, 2006. Fuel costs increased $4.2 million, or 57.1%, for the year ended December 31, 2007, when compared to the same period in the prior year due to the increased level of business and fuel price increases. Diesel fuel prices increased 56.5% from January 2007 to December 2007. We were able to pass a portion of this operating cost rate increase through to our customers. Fuel cost as a percentage of revenues was 11.1% and 9.8% for the years December 31, 2007 and 2006, respectively. Field expense increased $494,000, or 184.0%, from the year ended December 31, 2006, to the year ended December 31, 2007, due to increased business. Health insurance was another significant expense that increased by $631,000, or 65.9%, from the year ended December 31, 2006, to the year ended December 31, 2007, due to additional employees and rising health care costs. Other insurance expense increased $777,000, or 29.7%, as a result of the increase in the number of employees, the increase in the number of vehicles and equipment covered, and the increase in liability insurance costs. Other expenses were consistent with the growth of our business.

General and Administrative Expenses. General and administrative expenses from the combined operations increased by approximately $2.8 million, or 46.4%, to $8.8 million in 2007. Audit, legal, and third party accounting fees increased by approximately $1.5 million to $2.0 million from December 31, 2006 to December 31, 2007, due to additional temporary staffing related to preparing for audits and reviews, the Equity Offering and the Debt Offering, and audit and review fees. We expect these expenses to continue to increase as we will be required to comply with future Canadian reporting requirements, Commission reporting requirements, and requirements related to the Sarbanes-Oxley Act.

Depreciation and Amortization. Depreciation and amortization expenses increased by $7.9 million, or 107.1%, to $15.3 million in 2007 because of the new equipment acquired in 2006 and 2007. Capital expenditures for the year ended December 31, 2007, were $127.2 million compared to $52.8 million for the year ended December 31, 2006.

Interest and Other Expenses. Interest and other expenses were $8.1 million in the year ended December 31, 2007, compared to $4.9 million in the year ended December 31, 2006. Substantially all of the interest expense incurred in both periods was due to the incurrence of debt to finance the purchase of additional equipment.

Comparison of Year Ended December 31, 2006 to Year Ended December 31, 2005

Revenues: For the year ended December 31, 2006, revenues increased by $71.9 million, or 118.2%, to $132.7 million compared to the prior year. This increase was a direct result of the successful deployment of new equipment that was added to meet new and existing customer needs.

Well Servicing—For the year ended December 31, 2006, revenues from our well servicing segment increased by $34.6 million, or 143.8%, to $58.6 million compared to the prior year. We invested a significant amount of capital into this segment in 2006 and grew the size of our well servicing rig fleet by 26 well servicing rigs. Furthermore, we opened five new locations in South Texas and the Permian Basin of West Texas.

Fluid Logistics—For the year ended December 31, 2006, revenues from the fluid logistics segment increased by $37.3 million, or 101.5%, to $74.1 million compared to the prior year. Our principal fluid logistics assets at December 31, 2005 and December 31, 2006 were as follows:

	As of December 31,		% Increase
Asset	2005	2006
Vacuum trucks	99	147	48.5%
High pressure pump trucks	4	7	75.0%
Other trucks	16	25	56.3%
Frac tanks (includes leased)	241	568	135.7%
Salt water disposal wells	6	9	50.0%

Operating Expenses: Operating expenses increased by $40.0 million, or 105.0%, to $82.1 million, primarily due to the enlarged scale of our operations. Operating expense as a percentage of revenues was 61.8% for the year ended December 31, 2006 compared to 65.8% for the year ended December 31, 2005.

Well Servicing—Operating expenses from the well servicing segment increased by $16.1 million, or 98.5%, to $32.5 million, primarily as a result of the operation of the new equipment described above. Well service operating expenses as a percentage of well servicing revenues was 55.4% for the year ended December 31, 2006 compared to 68.0% for the year ended December 31, 2005. The $16.1 million increase in well servicing operating expense was due in large part to an increase in personnel costs of $8.3 million, an increase in fuel costs of $1.1 million, and an increase in insurance expense of $1.4 million. The increase in wages was due primarily to the increase in personnel required to operate the increased number of well servicing rigs between the periods and also to wage increases. Like wages, fuel costs increased mainly because of the addition of new well servicing rigs and also because of continuing fuel price increases. Insurance increases were attributable to the rapid deployment of new equipment relative to the revenues generated from this additional equipment.

Fluid Logistics—Operating expenses from the fluid logistics segment increased by $25.9 million, or 109.5%, to $49.6 million, primarily as a result of the operation of the new equipment. Fluid logistics operating expenses as a percentage of fluid logistics revenues was 66.9% for the year ended December 31, 2006 compared to 64.4% for the year ended December 31, 2005. The $25.9 million increase in expenses was due in part to an increase in personnel costs of $10.0 million, an increase in insurance expense of $2.1 million, an increase in disposal expense of $1.3 million and an increase in repairs and maintenance and supplies of approximately

$952,000 and $218,000, respectively. The increase in wages was due primarily to the increase in personnel required to operate new equipment purchased between the periods and also to wage increases. Like wages, fuel costs increased primarily due to the addition of new well servicing rigs and also due to continuing fuel price increases. Insurance increases were attributable to the rapid deployment of new equipment relative to the revenues generated from this additional equipment. Disposal expense reflects the increased cost required to maintain disposal operations at the higher levels required to support the increased revenues. While the increase in repairs and maintenance is primarily a function of the addition of new equipment, revenues, and a general overall increase in business activity, these are also impacted significantly by the state of the equipment.

General and Administrative Expenses: General and administrative expenses increased by $3.3 million, or 119.4%, to $6.0 million, primarily due to additional administrative personnel and related costs associated with the increased level of business. Accounting fees increased from approximately $221,000 at December 31, 2005 to approximately $548,000 at December 31, 2006. Rent, office expense and professional fees increased by approximately $389,000, $172,000 and $771,000, respectively, compared to the same period in 2005. We expect these expenses to continue to increase as we will be required to comply with Commission reporting requirements and requirements related to the Sarbanes-Oxley Act.

Depreciation and Amortization: Depreciation and amortization expenses increased by $3.6 million, or 96.5%, to $7.4 million because of the new equipment acquired in 2005 and 2006.

Interest and Other Expenses: Interest and other expenses increased by $2.7 million, or 123.2%, to $4.9 million because of the debt incurred in the acquisition of the new equipment described above.

Liquidity and Capital Resources

Overview

We have historically funded our operations, including capital expenditures, with bank borrowings, vendor financings, and cash flow from operations. At December 31, 2007, we had $5.2 million in cash and cash equivalents, $111.3 million in debt outstanding, and $57.2 million of vendor financings related to equipment purchases. In February 2008, we repaid substantially all of such debt and such vendor financings from the proceeds of the Debt Offering.

For the year ended December 31, 2007, we made $68.2 million of capital expenditures which included well servicing rigs, vacuum trucks, frac tanks, heavy trucks, pickup trucks, salt water disposal wells, and other related equipment. Since December 31, 2007, we have purchased and taken delivery of 19 workover rigs, including one ultra-deep 1,000 horsepower workover rig, one swabbing rig, 69 frac tanks, 16 vacuum trucks, and three other heavy trucks for approximately $35 million. We financed these purchases with a portion of the proceeds from the Debt Offering, cash flows from operations, and accounts payable to equipment vendors.

As of December 31, 2007, after giving effect to the Delaware Reorganization and the use of proceeds from the Debt Offering, we would have had $200.2 million in debt outstanding (consisting of the Notes and based on $205.0 million aggregate principal amount of Notes at an issue price of 97.635% of par). We believe that our cash and cash equivalents, cash flows from operations, available credit under the Credit Facility and credit from equipment vendors, will be sufficient to finance our current and future operations, including our capital expenditure budget, for the next twelve months.

For the year ended December 31, 2006, we had $7.6 million in cash and cash equivalents, $72.8 million in debt outstanding, and $6.8 million of vendor financings related to equipment purchases. We incurred $40.9 million in capital expenditures. We financed these purchases with proceeds from operations and net new debt of $27.9 million.

For the year ended December 31, 2005, we had $3.3 million in cash and cash equivalents and $42.4 million in debt outstanding. We incurred $21.6 million in capital expenditures. We financed these purchases with proceeds from operations and net new debt of $20.2 million.

Cash Flows

Cash Flows from Operating Activities

Net cash provided by operating activities increased to $46.6 million for the year ended December 31, 2007, as compared to $23.7 million for the year ended December 31, 2006. This increase was primarily a result of an increase in revenues from our well servicing and fluid logistics segments due to the increased service capacity resulting from our purchase of new property and equipment.

Net cash provided by operating activities increased to $23.7 million for the year ended December 31, 2006, as compared to $9.6 million for the year ended December 31, 2005. This increase was primarily a result of net revenues generated from our successful deployment of new assets and our expansion of operations into new geographic locations, offset in part by the $7.25 million litigation settlement which was paid in 2006.

Cash Flows Used in Investing Activities

Net cash used in investing activities increased to $68.2 million for the year ended December 31, 2007, as compared to $41.0 million for the year ended December 31, 2006. This increase was primarily a result of our purchase of new property and equipment, which amounted to $68.2 million for the year ended December 31, 2007, as compared to expenditures of $40.9 million for the year ended December 31, 2006.

Net cash used in investing activities increased to $41.0 million for the year ended December 31, 2006, as compared to $25.7 million for the year ended December 31, 2005. Purchases of property and equipment increased to $40.9 million for the year ended December 31, 2006, as compared to $21.6 million for the year ended December 31, 2005.

Cash Flows from Financing Activities

Net cash provided by financing activities decreased to $19.2 million for the year ended December 31, 2007, as compared to $21.7 million for the year ended December 31, 2006, primarily due to additional borrowings used to fund the purchase of additional equipment offset by debt repayments. Additional borrowings amounted to $60.6 million and $39.8 million for the years ended December 31, 2007 and 2006, respectively. These borrowings were offset by debt repayments of $27.8 million and $12.7 million for the years ended December 31, 2007 and 2006, respectively.

Net cash provided by financing activities increased to $21.7 million for the year ended December 31, 2006, compared to $19.0 million for the year ended December 31, 2005, due to the repayment of lesser amounts of debt in 2006, offset by lower borrowings and by increased cash distributions to the equity owners.

Debt & Leases

Existing Senior Secured Debt

At December 31, 2007, we had outstanding $72.6 million in borrowings with First National Bank of Edinburg which was secured by our assets. We finance many of our vehicles directly through Ford Motor Credit Company and DaimlerChrysler Financial Services, pursuant to which the respective financial services company receives a security interest in the particular vehicle that is financed.

Lease Agreements

We have ten separate lease agreements with Alice Environmental Services, LP, or AES, for certain real property. All ten of the leases are 60 months in duration and have start dates ranging from August 1, 2005 to August 23, 2007. On two of such leases, AES received an up front payment upon the signing of each such lease of $120,000 per lease, which was for the first year of rental payments under each lease. Thereafter, under such leases, AES is entitled to receive a lease payment of $10,000 per month for each such lease. The remaining eight leases are payable monthly with lease payments per month ranging from $5,000 to $10,000. The average amount of acreage of each of these properties is five acres, and each has an office and a shop that we use. In addition, we have a lease with an unrelated third party for our property in Crockett County, Texas, which is renewable on an annual basis, under which we pay the annual rental rate of $18,000 at the time of such renewal. We also lease with an unrelated third party a one acre tract in Webb County, Texas, which is renewable on an annual basis, under which we pay a monthly rental rate of $700. We have an operating agreement with AES for two salt water wells and a lease with AES for two of our salt water disposal wells and one lease with a third party for one of our other salt water disposal wells. In addition, we have unwritten lease arrangements with the surface owners of the properties on which six of our salt water disposal wells are located pursuant to which we are permitted to build and store our above-ground facilities. For additional information about the leases with AES, see “Transactions with Related Persons.”

Notes

On February 12, 2008, we issued an aggregate of $205.0 million of initial notes in the Debt Offering, which initial notes will be exchangeable for the exchange notes in the exchange offering to which this prospectus relates. The notes will be our senior secured obligations. The notes will be guaranteed on a senior secured basis by each of our existing and future domestic restricted subsidiaries and any new parent. The notes and the guarantees will be secured by second priority liens on substantially all of our assets, subject to certain exceptions and permitted liens. The notes will be subject to redemption and requirements that we offer to purchase the notes upon a change of control, following certain asset sales and if we have excess cash flow for any fiscal year beginning with fiscal 2008. The indenture governing the notes limits our and our restricted subsidiaries’ ability to, among other things, transfer or sell assets; pay dividends, redeem subordinated indebtedness, make investments or make other restricted payments; incur or guarantee additional indebtedness or issue disqualified capital stock; make capital expenditures that exceed certain amounts; create, incur or suffer to exist liens; incur dividend or other payment restrictions affecting certain subsidiaries; consummate a merger, consolidation or sale of all or substantially all of our assets; enter into transactions with affiliates; designate subsidiaries as unrestricted subsidiaries; engage in a business other than a business that is the same or similar to our current business and reasonably related businesses; and take or omit to take any actions that would adversely affect or impair in any material respect the liens in respect of the collateral securing the notes. These covenants are subject to important exceptions. See “Description of Notes—Certain Covenants.”

Contractual Obligations and Financing

The table below provides estimated timing of future payments for which we were obligated as of December 31, 2007.

	Total	1 Year or Less	2-3 Years	4-5 Years	More than 5 Years
	(in thousands)
Maturities on long-term debt, including current portion	$104,233	$3,823	$—	$—	$100,409
Operating lease commitments	5,496	1,464	2,814	1,218	—
Interest on long-term debt	20,595	9,178	7,074	3,239	1,104

Total	$130,324	$14,465	$9,888	$4,457	$101,513

Seasonality

Our operations are impacted by seasonal factors. Historically, our business has been negatively impacted during the winter months due to inclement weather, fewer daylight hours and holidays. Our well servicing rigs are mobile, and we operate a significant number of oilfield vehicles. During periods of heavy snow, ice or rain, we may not be able to move our equipment between locations, thereby reducing our ability to generate rig or truck hours. In addition, the majority of our well servicing rigs work only during daylight hours. In the winter months when daylight time becomes shorter, this reduces the amount of time that the well servicing rigs can work and, therefore, has a negative impact on total hours worked. Finally, during the fourth quarter, we historically have experienced significant slowdown during the Thanksgiving and Christmas holiday seasons.

Quantitative and Qualitative Disclosures about Market Risk

In addition to the risks inherent in our operations, we are exposed to financial, market and economic risks. Changes in interest rates may result in changes in the fair market value of our financial instruments, interest income and interest expense. Our financial instruments that are exposed to interest rate risk are cash equivalents and long-term borrowings. The following discussion provides information regarding our exposure to the risks of changing interest rates.

We will generally invest cash and cash equivalents in high-quality credit instruments consisting primarily of money market funds with maturities of 90 days or less. Due to the short duration and conservative nature of our cash equivalent investment portfolio, a hypothetical change in interest rates of 10% relative to the interest rates at December 31, 2007 would not have a material effect on the fair market value of such investment funds or our cash flows or income.

Our primary debt obligations are the outstanding senior notes and borrowings under our revolving credit facility, if any. Changes in interest rates do not affect interest expense incurred on our notes because they bear interest at fixed rates. However, changes in interest rates would affect their fair values. In general, the fair market value of debt with a fixed interest rate will increase as interest rates fall. Conversely, the fair market value of debt will decrease as interest rates rise. A hypothetical change in interest rates of 10% relative to interest rates at December 31, 2007 would not have a material impact on the fair values of our notes.

Our revolving credit facility has a variable interest rate and, therefore, is subject to interest rate risk. At December 31, 2007, our revolving credit facility did not exist.

We have not entered into any derivative financial instrument transactions to manage or reduce market risk or for speculative purposes.

Critical Accounting Policies

Principles of Combination

Our combined financial statements include the accounts of C.C. Forbes, LLC, TX Energy Services, LLC and Superior Tubing Testers, LLC, and their predecessors, as they are under common management. All significant intercompany balances and transactions have been eliminated in the combination.

Revenue Recognition

Well Servicing—Well servicing consists primarily of maintenance services, workover services, completion services, plugging and abandonment services and tubing testing. We price well servicing by the hour of service performed.

Fluid Logistics—Fluid logistics consists primarily of the sale, transportation, storage, and disposal of fluids used in drilling, production, and maintenance of oil and natural gas wells. We price fluid logistics by the job, by the hour, or by the quantities sold, disposed, or hauled.

Other Services—We price other services by the hour, day, or project, depending on the type of service provided.

We recognize revenue when services are performed, collection of the relevant receivables is probable, persuasive evidence of an arrangement exists, and the price is fixed or determinable.

Income Taxes

We are not subject to federal income tax. All of our income, losses, credits, and deductions are passed through to our equity owners’ individual tax returns. Accordingly, no provision for federal income taxes is included in the accompanying combined financial statements.

Cash and Cash Equivalents

We consider all highly liquid investments purchased with an original maturity of 90 days or less to be cash equivalents.

Accounts Receivable

Accounts receivable are based on earned revenues. We provide an allowance for doubtful accounts that is based on a review of outstanding receivables, historical collection information, and existing economic conditions. Delinquent receivables are written off based on individual credit evaluation and specific circumstances of the customer.

Property and Equipment

Property and equipment are recorded at cost. Improvements or betterments that extend the useful life of the assets are capitalized. Expenditures for maintenance and repairs are charged to expense when incurred. The costs of assets retired or otherwise disposed of and the related accumulated depreciation are eliminated from the accounts in the period of disposal. Gains or losses resulting from property disposals are credited or charged to operations currently. We provide for depreciation using the straight-line method over the estimated useful lives of the assets.

Impairments

In accordance with Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS No. 144”), long-lived assets, such as property, plant, and equipment, and finite-lived intangibles subject to amortization, are reviewed for impairment at a minimum annually, or whenever, in management’s judgment events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of such assets to estimated undiscounted future cash flows expected to be generated by the assets. Expected future cash flows and carrying values are aggregated at their lowest identifiable level. If the carrying amount of such assets exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of such assets exceeds the fair value of the assets. Assets to be disposed of would be separately presented in the combined balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and will no longer be depreciated. The assets and liabilities, if material, of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the combined balance sheet.

Estimates

The preparation of combined financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates of the combined financial statements and the reported amounts of revenues and expenses during the applicable reporting period. Actual results could differ from those estimates. Management believes that these estimates and assumptions provide a reasonable basis for the fair presentation of the combined financial statements.

Fair Value of Financial Instruments

The carrying value of cash, accounts receivable, accounts payable and accrued liabilities approximate fair value due to the short maturity of these instruments. The carrying amount of our variable rate long-term debt approximates fair value because the borrowing rate is based on a variable market rate of interest.

Environmental

We are subject to extensive federal, state, and local environmental laws and regulations. These laws, which are constantly changing, regulate the discharge or release of materials into the environment and may require us to remove or mitigate the adverse environmental effects of the disposal or release of petroleum, chemical or other hazardous substances at various sites. Environmental expenditures are expensed or capitalized depending on their future economic benefit. Expenditures that relate to an existing condition caused by past operations and that have no future economic benefits are expensed. Liabilities for expenditures of a non-capital nature are recorded when environmental assessment and/or remediation is probable and the costs can be reasonably estimated. Management believes, on the basis of present, available information, that regulation of known environmental matters will not materially affect our liquidity, capital resources or combined financial condition. However, there can be no assurances that future costs and liabilities will not be material.

Other Assets

Other assets include debt issuance costs that are amortized over the period of the loan agreement as a component of interest expense.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in GAAP, and enhances disclosures about fair value measurements. SFAS No. 157 applies when other accounting pronouncements require fair value measurements; it does not require new fair value measurement. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, with early adoption encouraged. FASB Staff Position (“FSP”) 157-2 delays the effective date of SFAS 157 for nonfinancial assets and liabilities, except for items that are recognized or disclosed at fair value on a recurring basis (at least annually). Beginning January 1, 2008, the Forbes Group has applied the provisions of SFAS 157 to its financial instruments and the impact is not material. The Forbes Group is currently assessing the impact this standard will have when applied to the Forbes Group’s nonfinancial assets and liabilities and its potential impact on the Forbes Group’s combined financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115. This statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of SFAS No. 157. The Forbes Group adopted SFAS No. 159 beginning January 1, 2008. The Forbes Group has determined that the impact of this standard on the Forbes Group’s results of operations, cash flows, and financial position is immaterial.

In December 2007, the FASB issued SFAS No. 141R, Business Combinations. SFAS No. 141R replaces SFAS No. 141 and addresses the recognition and accounting for identifiable assets acquired, liabilities assumed, and noncontrolling interests in business combinations. This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date. The Forbes Group is currently assessing the impact this standard will have on the Forbes Group’s results of operations, cash flows and financial position.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements. SFAS No. 160 addresses the accounting and reporting framework for minority interests by a parent company. This Statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 (that is, January 1, 2009, for entities with calendar year-ends). Early adoption is prohibited. The Forbes Group is currently assessing the impact this standard will have on the Forbes Group’s results of operations, cash flows and financial position.

Subsequent Events

Since December 31, 2007, we

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have purchased and taken delivery of 24 workover rigs, including one ultra-deep 1,000 horsepower workover rig, one swabbing rig, 136 frac tanks, two tubing testing units, 19 vacuum trucks, and 20 other heavy trucks for approximately $41 million, which we financed through bank borrowings, vendor financings and cash flows from operations;

•	made distributions to equity holders of the Forbes Group in an aggregate amount of approximately $8.92 million;

•	completed the Delaware Reorganization;

•	completed the Debt Offering and used a portion of the proceeds to repay $173.1 million of other indebtedness and vendor financings; and

•	entered into the Credit Facility.

On April 11, 2008, we filed a preliminary prospectus with Canadian regulatory authorities relating to a proposed Canadian initial public offering and simultaneous U.S. private placement of common shares of our anticipated Bermuda parent (the “Equity Offering”). Following the Equity Offering, if completed, we anticipate that such common shares will trade on the Toronto Stock Exchange. In connection with the Equity Offering, we intend to complete our reorganization (the “Bermuda Reorganization”) into Bermuda pursuant to which all of the members of Forbes Energy Services LLC will assign a substantial portion of their equity interests in Forbes Energy Services LLC to Forbes Energy Services Ltd., a Bermuda company, in exchange for Class B shares of Forbes Energy Services Ltd. A portion of the proceeds of the Equity Offering will be contributed as capital to Forbes Energy Services LLC, which will repurchase from its members any remaining equity interests they hold in Forbes Energy Services LLC, with the result that Forbes Energy Services LLC will become a wholly owned subsidiary of Forbes Energy Services Ltd. There can be no assurance that the Equity Offering or the Bermuda Reorganization will be completed.

We expect to make distributions to the Forbes Group’s and to our former equity holders to permit them to pay federal, state and local income tax liabilities as a result of the income attributable to such equity holders from such companies through the effective date of the Bermuda Reorganization, if completed.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

ON ACCOUNTING AND FINANCIAL DISCLOSURE

(a)	Previous independent certified public accountants

On August 20, 2007, Melton & Melton, LLP (“M&M”) was dismissed as the independent certified public accountants for the Forbes Group. We replaced M&M as our independent certified public accountants because their report could not be included in registered securities offerings.

The reports of M&M on Forbes Group’s financial statements for the years ended December 31, 2006 and 2005 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principle.

During the years ended December 31, 2006 and 2005, and through August 20, 2007, there were no disagreements with M&M on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to M&M’s satisfaction, would have caused M&M to make reference thereto in its reports on Forbes Group’s financial statements for such years.

During the years ended December 31, 2006 and 2005 and through August 20, 2007, there were no reportable events (as described in Item 304(a)(1)(v) of Regulation S-K).

The dismissal of M&M was recommended and approved by the then serving respective managers of C.C. Forbes, LLC, TX Energy Services, LLC and Superior Tubing Testers, LLC.

Forbes Group has provided M&M with a copy of the above disclosures prior to its filing with the Commission and obtained a letter from M&M addressed to the Commission stating that M&M agrees with the statements made above related to M&M. Attached as Exhibit 16 is a copy of M&M’s letter to the Commission.

(b)	New independent registered public accounting firm

On August 20, 2007, PricewaterhouseCoopers LLP (“PwC”) was appointed by management of the Forbes Group as its independent registered public accounting firm. In addition, PwC was subsequently engaged to re-audit the financial statements for Forbes Group as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006.

In conjunction with such re-audits by PwC of the financial statements of Forbes Group, management of Forbes Group identified three material weaknesses in internal controls. During the 2007 audit, management identified five additional material weaknesses. The following eight material weaknesses existed at March 31, 2008:

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We did not maintain an appropriate accounting and financial reporting organizational structure to support the activities of the Forbes Group. Specifically, we did not maintain a sufficient complement of personnel with an appropriate level of accounting knowledge, experience and training to ensure the proper selection, application and implementation of U.S. GAAP.

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We did not maintain effective controls over the preparation and review of the combined financial statements and disclosures. Specifically, effective controls were not designed and in place around (i) the recording of period-end adjustments and accruals necessary to ensure the completeness, accuracy and valuation of the combined accounts, and (ii) the oversight and review of the combined financial statements and disclosures. This material weakness resulted in audit adjustments affecting substantially all of the financial statement accounts and disclosures of the Forbes Group’s 2005, 2006 and 2007 combined financial statements and resulted in a prior restatement of the combined statements of cash flows for the years ended December 31, 2005 and 2006.

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We did not maintain effective controls over revenue. Specifically, we did not maintain effective controls over the cut-off and completeness of unbilled fluid logistics revenue and associated accounts receivable. This control deficiency resulted in a prior restatement of the Forbes Group’s 2005 and 2006 combined financial statements.

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We did not maintain effective control over accounts payable. Specifically, we did not maintain effective controls over cut-off and completeness of accounts payable and associated expenses and capital expenditures.

•	We did not maintain effective control over recording of invoices to the proper accounts in the general ledger, including the determination of capital and expense items.

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We did not maintain effective control over its “OTE” (Accounting for Out of Town Expenses) income statement account as it did not reconcile OTE reimbursement activity with the detailed supporting documentation in a timely manner.

•

We did not maintain effective control over unissued checks as there were numerous check numbers omitted from the 2008 C.C. Forbes, LLC disbursements listing as a consequence of insufficient control in distributing checks in addition to lack of support for voided checks.

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We did not maintain effective control over accrual of the liability for health insurance and workers’ compensation expense, as it did not consider all relevant information to assist it in estimating the level of accrual required relating to the incurred but not reported component of the health insurance and workers’ compensation expense.

During the years ended December 31, 2006 and 2005 and through August 20, 2007, Forbes Group had not consulted the PwC regarding any of the matters described in Item 304(a)(2)(i) and Item 304(a)(2)(ii) of Regulation S-K.

INDUSTRY OVERVIEW

Participants in the upstream oil and natural gas industry in the United States generally fall into one of two categories: (i) oil and natural gas companies and (ii) oilfield services companies. Oil and natural gas companies generally explore for, develop and produce oil and natural gas reserves. Oilfield services companies generally provide equipment, products and services to assist oil and natural gas companies in their efforts to explore for, develop and produce oil and natural gas reserves.

The scope of services provided ranges widely among oilfield services companies, with some companies focusing on the provision of limited services in narrow geographic markets and others providing a broader, integrated range of oilfield services within the continental United States and, in some cases, internationally.

Demand for services offered by the oilfield services industry in the continental United States is generally a function of the willingness of oil and natural gas companies to make operating and capital expenditures to explore for, develop and produce oil and natural gas in the continental United States, which in turn is affected by current and anticipated levels of oil and natural gas demand and prices.

Exploration and production spending is generally categorized as either (i) operating expenditures or (ii) capital expenditures. Activities designed to add hydrocarbon reserves are classified as capital expenditures, and those associated with maintaining or accelerating production are categorized as operating expenditures.

Capital expenditures by oil and natural gas companies tend to be relatively sensitive to volatility in oil or natural gas prices because project decisions are tied to a return on investment spanning a number of years. Capital expenditure economics often require the use of oil and natural gas price forecasts that may prove inaccurate in the amount of time required to plan and execute a capital expenditure project (such as the drilling of a deep well). When oil and natural gas prices are depressed for even a short period of time, capital expenditure projects may be deferred until prices return to an acceptable level.

In contrast, both mandatory and discretionary operating expenditures are substantially more stable than exploration and drilling expenditures. Mandatory operating expenditure projects involve activities that cannot be avoided in the short-term, such as regulatory compliance, contractual obligations and projects to maintain the well and related infrastructure in operating condition (for example, repairs to downhole pumps, tubing and other production-related equipment and the removal of produced fluids such as salt water). Discretionary operating expenditure projects may not be critical to the short-term viability of a lease or field, but these projects are relatively insensitive to oil and natural gas price volatility. Discretionary operating expenditure work is evaluated according to a simple short-term payout criterion that is far less dependent on oil and natural gas price forecasts.

High commodity prices existed during 2004 and 2005, reflecting strong global demand and concerns about the long-term U.S. supply of natural gas, the limited ability to increase oil and natural gas production despite strong increases in the U.S. land drilling rig count, declining U.S. inventories of crude oil and political instability in the Middle East, among other factors. For these reasons, commodity prices were high relative to historical standards, and this resulted in higher than normal levels of capital spending by oil and natural gas companies generally to develop their properties through increased drilling and workover services.

Overall activity levels of oilfield service companies in 2007 were stronger than 2006 due to continued strength of commodity prices and demand for their services. The Baker Hughes drilling rig count averaged 1,768 in 2007, an increase of approximately 7.2% from an average of 1,649 in 2006 which was 20.9% above the average of 1,290 for 2005. As of March 6, 2008, the Baker Hughes drilling rig count totaled 1,763. In 2007, NYMEX near month light sweet crude oil futures averaged $72.45 per barrel and NYMEX near month natural gas futures averaged $7.11 per MMbtu. For the first two months of 2008, commodity prices remained at historically strong levels as NYMEX near month light sweet crude oil and natural gas futures averaged $93.91 per barrel and $8.28 per MMbtu, respectively. Contract prices have recently closed as high as $99.62 per barrel and $8.64 per MMbtu, respectively. We believe industry fundamentals in the U.S. marketplace remain favorable based on current and expected commodity prices, drilling activity and the need for oil and natural gas companies to continue to make operating expenditures. We are cognizant that a material decline in oil and natural gas prices from today’s levels generally could reduce demand for well servicing and fluid logistics services and result in price pressure for oilfield services.

We believe that the following trends in our industry affect our operations:

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High Demand for Oil and Natural Gas in the United States. Demand for oil and natural gas in the United States has increased significantly in recent years, and far outpaced domestic supply. From 1990 through 2006, according to the Energy Information Administration, or the EIA, demand for natural gas in the United States grew at an annual rate of 0.8%, while domestic production during the same period increased by only 0.3%. For crude oil during the same time, U.S. demand grew at an annual rate of 1.2% while domestic production declined at an annual rate of 2.3%. This supply and demand imbalance, coupled with perceived geopolitical instability in some oil and natural gas producing regions of the world and limited international supply responses, has resulted in significant increases in exploration and development activities in the United States in recent years.

•

Need for More Wells Drilled to Achieve Equal Levels of Production. As the charts below illustrates, even though the number of U.S. oil and natural gas wells drilled has increased over the past ten years, corresponding increases in production have not been achieved. The increasing decline rates and smaller average reserves per well are likely to result in continued increases in the number of wells drilled. With the increase in the number of wells drilled, we expect that there will be a greater demand for post-drilling service activities, including workover and stimulation services.

Source: EIA

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Robust Activity in our Core Texas Operating Area. Oil and natural gas industry activity in Texas has increased significantly in recent years. The Baker Hughes active rig count for drilling rigs indicates that in Texas the average number of active onshore drilling rigs in 2007 was 151% higher than it was in 2000. Texas has nearly 220,000 producing oil and natural gas wells according to the EIA, which is more than any other individual state in the United States. Once initially completed, these wells are typically subjected to a number of workovers throughout their life that are aimed at increasing or maintaining production.

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Aging U.S. Workover Rig Fleet. Based on available industry information, we believe that the average age of each workover rig in the United States is in excess of 20 years. From 2000 to 2007, the average number of drilling rigs in Texas grew 151%, while the average number of workover rigs decreased 8% as well servicing companies have been forced to retire older workover rigs. According to Weatherford International, the total workover rig fleet in Texas for the month of February 2008 numbered approximately 1,299.

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Volatile Price Environment. According to the EIA, approximately 2.7 Tcf of natural gas was in working storage as of January 11, 2008. This inventory level is 6.7% above the historical five-year average for this week of the year, which has led to concerns that natural gas prices could weaken in the event the United States experiences warmer than normal winters and demand for natural gas diminishes. Natural gas prices have historically been volatile, and a prolonged decline in prices could have a negative impact on demand for certain oilfield services.

BUSINESS

Our Company

We are an independent oilfield services contractor that provides a broad range of drilling-related and production-related services to oil and natural gas companies, primarily onshore in Texas. The services we provide are used to help oil and natural gas companies develop and enhance the production of oil and natural gas, and include fluid hauling, fluid disposal, well maintenance, completion services, workovers and recompletions, plugging and abandonment, and tubing testing. We believe that we operate one of the youngest fleets of well servicing rigs, including those commonly referred to as workover rigs, in Texas.

We believe that our broad range of services, which extends from initial drilling, through production, to eventual abandonment, is fundamental to establishing and maintaining the flow of oil and natural gas throughout the life cycle of our customers’ wells. We derive a majority of our revenues from services that support production from existing oil and natural gas operations. We believe that demand for these production- related services, which include well servicing and fluid logistics, tends to remain relatively stable and is not highly sensitive to the prices of oil and natural gas, as ongoing maintenance spending is required to sustain production.

Since our inception in September 2003, we have grown organically from a small South Texas operational base with two well servicing rigs and eight vacuum trucks to a major regional provider of an integrated offering of production and well services. We have successfully executed an aggressive organic growth strategy focused on fleet expansion with the construction of new equipment in a segment of the oilfield services industry characterized by an aging fleet. We believe that our new well servicing rigs and equipment, with an average age of less than three years, significantly differentiate us from our competitors.

As of December 31, 2007, we operated from 18 locations across Texas. We currently provide a wide range of services to a diverse group of over 800 companies. Our blue-chip customer base includes ConocoPhillips Company, Apache Corporation, Chesapeake Energy Corporation, Devon Energy Corporation, Dominion Resources, Inc., EOG Resources, Inc., and Penn Virginia Corporation, among others. John E. Crisp and Charles C. Forbes, our senior management team, have cultivated deep and ongoing relationships with these customers over their average of 30 years of experience in the oilfield services industry. For the year ended December 31, 2007, we generated revenues and EBITDA of approximately $207.0 million and $68.0 million.

We currently conduct our operations through the following two business segments:

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Well Servicing. Our well servicing segment accounted for 50.0% of our revenues for the year ended December 31, 2007. At December 31, 2007, the well servicing segment utilized our fleet of 101 well servicing rigs, which included 95 workover rigs and six swabbing rigs and related assets and equipment. Since December 31, 2007, we have added 19 workover rigs and one swabbing rig. These assets are used to provide well maintenance, including remedial repairs and removal and replacement of downhole production equipment, well workovers, including significant downhole repairs, re-completions and re-perforations, completion and swabbing activities, and plugging and abandoning services. In addition, we have a fleet of six tubing testing units that are used to conduct pressure testing of oil and natural gas production tubing.

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Fluid Logistics. Our fluid logistics segment accounted for 50.0% of our revenues for the year ended December 31, 2007. The fluid logistics segment utilizes the Company’s modern fleet of fluid transport trucks and related assets, including specialized vacuum, high-pressure pump and tank trucks, frac tanks, water wells, proprietary salt water disposal wells and facilities, and related equipment. Since December 31, 2007, we have added 16 vacuum trucks, three other heavy trucks, and 69 frac tanks. These assets are used to provide, transport, store, and dispose of a variety of drilling and produced fluids used in, and generated by, oil and natural gas production. These services are required in most workover and completion projects and are routinely used in daily producing well operations.

We believe that our two business segments are complementary and create synergies in terms of selling opportunities. Our multiple lines of service allow us to capitalize on our existing customer base to grow within existing markets, generate more business from existing customers, and increase operating profits. By offering customers the ability to reduce the number of vendors they use, we believe that we help improve our customers’ efficiency. This is demonstrated by the fact that 85.9% of our revenues for the year ended December 31, 2007 were from customers that utilized services of both of the business segments. Further, by having multiple service offerings that span the life cycle of the well, we believe that we have a competitive advantage over smaller competitors offering more limited services.

The following table summarizes the major components of our equipment fleet.

	December 31,
	2003	2004	2005	2006	2007
Locations	3	4	7	12	18
Well Servicing Segment
Workover rigs	3	11	17	41	95
Swabbing rigs	—	—	—	2	6
Tubing testing units	—	4	4	4	5

Fluid Logistics Segment
Vacuum trucks(1)	16	26	99	147	205
High pressure pump trucks	2	2	4	7	14
Other trucks	4	6	16	25	43
Frac tanks(1)	32	105	241	568	951
Salt water disposal wells	1	4	6	9	14

(1)	At December 31, 2007, nine of the vacuum trucks and 134 of the frac tanks were leased.

In addition to our existing fleet, we currently have orders in place to organically expand our fleet.

Corporate Structure

Forbes Energy Services LLC is a Delaware limited liability company created to be the U.S. holding company for our operations. We anticipate completing the Bermuda Reorganization in the near future. This prospectus describes our operations giving effect to the Delaware Reorganization but not the Bermuda Reorganization.

Reorganizations

Effective January 1, 2008, the members of each of C.C. Forbes, LLC, TX Energy Services, LLC and Superior Tubing Testers, LLC (which included Messrs. John Crisp and Charles Forbes and Ms. Janet Forbes) transferred all of the membership interests they held in such companies to Forbes Energy Services LLC in exchange for all of the outstanding membership interests in Forbes Energy Services LLC (the “Delaware Reorganization”). In connection with the proposed Bermuda Reorganization, each of these members would transfer a portion of their membership interests in Forbes Energy Services LLC to Forbes Energy Services Ltd. in exchange for Class B Shares. It is anticipated that a significant portion of the proceeds from the proposed initial public offering and simultaneous U.S. private placement by Forbes Energy Services Ltd. would be contributed by Forbes Energy Services Ltd. as additional capital to Forbes Energy Services LLC and used to pay the cash consideration for the repurchase by Forbes Energy Services LLC of the remaining membership interests held by the individuals who were members of such company. The purchase price for such transaction would be determined on the basis of the price per common share under the proposed initial public offering.

In connection with the Bermuda Reorganization, if completed, John E. Crisp, our President and Chief Executive Officer, Charles C. Forbes, our Executive Vice President and Chief Operating Officer, and Janet

Forbes, one of our directors, who were the founders of the Forbes Group and are also the three largest owners of each of the entities comprising the original Forbes Group, will receive Class B shares of Forbes Energy Services Ltd. along with all of the other members of Forbes Energy Services LLC. The Class B shares will be convertible at any time at the discretion of each holder into common shares and generally will have no voting rights, but will be permitted to approve certain actions.

The diagram below illustrates our current organizational structure: Upon completion of the Bermuda Reorganization, Forbes Energy Services LLC will become the wholly owned subsidiary of Forbes Energy Services Ltd., a Bermuda corporation.

Our headquarters and executive offices are located at 3000 South Business Hwy 281, Alice, Texas 78332. We can be reached by phone at (361) 664-0549.

Our Competitive Strengths

We believe that the following competitive strengths position us well within the oilfield services industry:

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Young and Modern Fleet. We believe we operate one of the youngest and most modern fleets of well servicing rigs among the large well-servicing companies, based on an average age of well servicing rigs. We believe over 80% of the active U.S. well servicing rig fleet was built prior to 1982, resulting in an average age in excess of 20 years. By contrast, approximately 89% of our 101 well servicing rigs at December 31, 2007 were built in the last three years. Many of our customers tell us that a younger and more modern fleet is more attractive to them because newer well servicing rigs require less down time for maintenance and generally are more reliable than older equipment. In addition, we believe that the level of our business is not subject to the same fluctuations as may be experienced by our competitors who operate primarily older equipment because new equipment is typically the first to be deployed and the last to be idled. As part of our strategy, we have undertaken to enhance our design specifications to better address operational and safety issues characteristic of older equipment.

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Exposure to Revenue Streams Throughout the Life Cycle of the Well. Our maintenance and workover services expose us to demand from our customers throughout the life cycle of a well, from drilling through production and eventual abandonment. Each new well that is drilled provides us a potential multi-year stream of well services revenue, as our customers attempt to maximize and maintain a well’s productivity. Accordingly, demand for our services is generally driven by the total number of producing wells in a region and is generally less volatile than demand for new well drilling services.

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High Level of Customer Retention with a Blue Chip Customer Base. Our top customers include many of the largest integrated and independent oil and natural gas companies operating onshore in the United States. We believe we have been successful in growing in our existing markets as well as expanding to new markets with existing customers due to the quality of our well servicing rigs, our personnel and our safety record. For example, members of our senior management have maintained excellent working relationships for the past 20 years with ConocoPhillips, which is currently our largest customer. We believe the complementary nature of our two business segments also helps retain customers because of the efficiency we offer a customer that has multiple needs at the wellsite. Notably, 85.9% of our revenues from the year ended December 31, 2007 were from customers that utilize services of both of our business segments.

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Industry-Leading Safety Record. For 2006, we had approximately 83% fewer incidents than the industry average. Our customers tell us that our safety record and reputation are critical factors to purchasing and operations managers in their decision-making process. Over several years, we have developed a strong safety culture based on our training programs and safety seminars for our employees and customers. For example, for several years, members of our senior management have played an integral part in monthly joint safety training meetings with ConocoPhillips’ personnel. In addition, our purchase and deployment of new well servicing rigs with enhanced safety features has contributed to our strong safety record and reputation.

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Experienced Senior Management Team and Operations Staff. Our senior management team of John E. Crisp and Charles C. Forbes have over 63 years of combined experience within the oilfield services industry. In addition, our next level of management, which includes our location managers, has an average of approximately 23 years of experience in the industry. We believe our employee turnover rate is among the lowest in the oilfield services industry due to our younger equipment, strong safety record, ongoing growth opportunities and competitive compensation.

Our Business Strategy

Our strategy is to continue to do the following:

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Invest in New Equipment. We intend to continue to build our fleet organically and maintain one of the youngest fleets in the industry. Our customers tell us that they prefer newer equipment, which is generally safer to operate with increased capabilities at the well site, including less down time and greater operational efficiency. Additionally, employees also prefer to work with new equipment, which allows us to attract and retain the high-quality, experienced personnel that are critical to maintaining customer loyalty.

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Focus on Proven and Established Oil and Natural Gas Basins. We focus our operations on customers that operate in well-established basins that have proven production histories and that have remained active throughout various oil and natural gas pricing environments. We believe that this creates a stable revenue stream for us as the production related services we provide our customers are tied more to ongoing production from proven wells and less to exploratory activity driven by near-term fluctuations in oil and natural gas prices. This allows us to maintain high utilization and margins for our fleet of assets. Also, we intend to selectively expand into newer, unconventional resource plays to complement our geographic portfolio by following our customers there.

•

Establish and Maintain Leadership Position in Core Operating Areas. Based on our estimates, we believe that we have a majority market share in well servicing and fluid logistics in South Texas. We strive to establish and maintain market leadership positions within all of our core operating areas. To achieve this goal, we maintain close customer relationships and offer high-quality services and the newest equipment for our customers. In addition, our significant presence in our core operating areas facilitates employee retention and hiring and brand recognition.

•

Maintain a Disciplined Growth Strategy. We have grown our business by following our customers to new locations which have been in close proximity to our existing locations. In 2007, we expanded from our initial presence in the Cotton Valley with a location in Marshall to Kilgore and Carthage, Texas. We have followed the same strategy in the Permian Basin, where we established an initial presence in

Ozona and subsequently expanded to San Angelo, Monahans, Odessa and Big Spring, Texas. We believe that this growth strategy allows us to create synergies in geographic areas and then permits us to expand profitably from those geographic areas in which we have created a critical mass.

Description of Business Segments

Well Servicing Segment

Through a modern fleet of 101 well servicing rigs, as of December 31, 2007, situated in nine locations across Texas, we provide a comprehensive offering of well servicing activities to oil and natural gas companies in Texas, including completions of newly drilled oil and natural gas wells, wellbore maintenance, workovers and re-completions, tubing testing and plugging and abandonment services. Our well servicing rig fleet has an average age of approximately two years, with approximately 57% of the fleet manufactured in the last twelve months. As part of our operational strategy, we have undertaken to enhance our design specifications to better address operational and safety issues characteristic of older equipment operated by others in the industry. These would include the ability to provide 24-hour service, increased derrick height and weight ratings, and increased mud pump horsepower. We believe these enhanced features will translate into increased demand for our equipment and services along with better pricing for our equipment and personnel. In addition, we augment our well servicing rig fleet with auxiliary equipment, such as mud pumps, power swivels, mud plants, mud tanks, blow-out preventers, lighting plants, generators, pipe racks and tongs, which results in incremental rental revenue and increases the profitability of a specific well service job.

We provide the following services in our well servicing segment:

•

Completions. Utilizing our well servicing rig fleet, we perform completion services, which involve perforating and/or stimulating a wellbore to allow it to flow oil or natural gas, along with swabbing operations that are utilized to clean a wellbore prior to production. Completion operations are generally shorter term in nature and involve our equipment on site for a period of two to three days.

•

Maintenance. Through our fleet of well servicing rigs, we provide for the removal and repair of sucker rods, downhole pumps and other production equipment, the repair of failed production tubing, and the removal of sand, paraffin and other downhole production-related byproducts that impair well productivity. These operations typically involve our well servicing rigs on a wellsite for five to seven days.

•

Workovers and Re-completions. We provide workover and re-completion services for existing wellbores. These services are designed to significantly enhance productivity by re-perforating to initiate or re-establish productivity from an oil and natural gas wellbore. In addition, we provide major downhole repairs such as casing repair, production tubing replacement, and deepening and sidetracking operations used to extend a wellbore laterally or vertically. These operations are typically longer term in nature and involve our well servicing rigs on a wellsite for one to two weeks at a time.

•

Tubing Testing. Through a fleet of six downhole testing units, we provide downhole tubing testing services that allow operators to verify tubing integrity. Tubing testing services are performed as production tubing is run into a new wellbore or on older wellbores as production tubing is replaced during a workover operation. Tubing testing services are complementary to our other service offerings and provide a significant opportunity for cross selling.

•

Plugging and Abandonment. Our well servicing rigs are also used in the process of permanently closing oil and natural gas wells that are no longer capable of producing in economic quantities. Plugging and abandonment work can be performed with a well servicing rig along with wireline and cementing equipment; however, this service is typically provided by companies that specialize in plugging and abandonment work. Many well operators bid this work on a “turnkey” basis, requiring the service company to perform the entire job, including the sale or disposal of equipment salvaged from the well as part of the compensation received, and complying with state regulatory requirements. We perform plugging and abandonment work in conjunction with equipment provided by other service companies.

Fluid Logistics Segment

Our fluid logistics segment provides an integrated array of oilfield fluid sales, transportation, storage and disposal services that are required on most workover, drilling and completion projects and are routinely used in daily operation of producing wells by oil and natural gas producers. We have a substantial operational footprint with 17 locations across Texas as of December 31, 2007 and an extensive fleet of transportation trucks, high- pressure pump trucks, frac tanks, and proprietary disposal wells. This combination of services enables us to provide a one-stop source for oil and natural gas companies. We believe that the vast majority of our smaller competitors in this segment can provide some, but not all, of the equipment and services required by customers, thereby requiring them to use several companies to meet their requirements and increasing their administrative burden. In addition, by pursuing an integrated approach to service, we experience increased asset utilization rates, as multiple assets are usually required to provide a given service.

We provide the following services in our fluid logistics segment:

•

Fluid Hauling. At December 31, 2007, we owned or leased 205 fluid service vacuum trucks and trailers equipped with a fluid hauling capacity of up to 150 barrels per unit. Each fluid service truck unit is equipped to pump fluids from or into wells, pits, tanks, and other on-site storage facilities. The majority of our fluid service truck units are also used to transport water to fill frac tanks on well locations, including frac tanks provided by us and others, to transport produced salt water to disposal wells, including injection wells owned and operated by us, and to transport drilling and completion fluids to and from well locations. In conjunction with the rental of frac tanks, we use fluid service trucks to transport water for use in fracturing operations. Following completion of fracturing operations our fluid service trucks are used to transport the flowback produced as a result of the fracturing operations from the wellsite to disposal wells.

•

Disposal Services. Most oil and natural gas wells produce varying amounts of salt water throughout their productive lives. Under Texas law, oil and natural gas wastes and salt water produced from oil and natural gas wells are required to be disposed of in authorized facilities, including permitted salt water disposal wells. Injection wells are licensed by state authorities and are completed in permeable formations below the fresh water table. We operate 14 disposal wells in 11 locations across Texas, with injection capacity of over 105,000 Bbl/d, that are permitted to dispose of salt water and incidental non-hazardous oil and natural gas wastes throughout our operational bases in south, east and west Texas. Our transport trucks frequently transport fluids that are disposed of in these salt water disposal wells. The disposal wells have injection capacities ranging up to 12,500 bbl/d. The salt water disposal wells are strategically located in close proximity to the producing wells of our customers. We maintain separators at all 14 disposal wells, which permits us to salvage residual crude oil that is used in operations or later sold.

•

Equipment Rental. At December 31, 2007, we owned or leased a fleet of 951 fluid storage tanks that can store up to 500 barrels of fluid each. This equipment is used by oilfield operators to store various fluids at the wellsite, including fresh water, brine and acid for frac jobs, flowback, temporary production, and mud storage. We transport the tanks on our trucks to well locations that are usually within a 75-mile radius of our nearest location. Frac tanks are used during all phases of the life of a producing well. A typical fracturing operation can be completed within four days using five to 25 or more frac tanks. We believe we maintain one of the youngest storage tank fleets in the industry with an average equipment age of approximately two years.

•

Fluid Sales. We sell and transport a variety of fluids used in drilling, completion and workover operations for oil and natural gas wells. Although a relatively small percentage of our overall business, the provision of these fluids drives asset utilization rates and revenue from associated equipment. Through these services, we provide fresh water used in fracturing fluid, completion fluids, cement, and drilling mud. In addition, we provide potassium chloride for completion fluids, brine water and water-based drilling mud.

Sales and Marketing

Sales and marketing are comprised of two levels: at the field level and through our sales representatives and executives. At the field level, our operations and rig supervisors are in constant contact with their counterparts at our customers. This contact includes working closely in the field, including by problem resolution efforts and 24 hour availability. Our customers’ employees become accustomed to working closely with and depending on our personnel for assistance, guidance, advice, and other areas where teams typically interact. Our objective is for our customers to see our employees as an extension of the customers’ employees and resources. These relationships not only secure business long-term, but generate additional business as new opportunities arise.

Our sales representatives and executives perform more traditional sales activities such as calling on customers, sending proposals, and following up on jobs to ensure customer satisfaction. This includes heavy participation in customer safety programs where our executives and sales staff either participate in or teach safety classes at various customer locations. From a sales standpoint, this close involvement and support is key to establishing and maintaining long-term relationships with the major oil and natural gas companies.

We operate a decentralized sales and marketing organization, where local management teams are largely responsible for developing stronger relationships with customers at the field level. Our customers typically are relationship driven, make decisions at the local level, and are willing to pay higher rates for responsiveness and quality services.

We cross-market our well servicing rigs along with our fluid logistics services, thereby offering our customers the ability to minimize vendors, which we believe, improves the efficiency of our customers. This is demonstrated by the fact that 85.9% of our revenues from the year ended December 31, 2007 are from customers that utilize services from both of our business segments.

Employees

At December 31, 2007, we had 1,222 employees. We have made significant investments to recruit employees, provide comprehensive employee training, and implement recognized standards for health and safety. None of our employees are represented by a union or employed pursuant to a collective bargaining agreement or similar arrangement. We have not experienced any strikes or work stoppages, and we believe we have good relations with our employees.

Continued retention of existing qualified management and field employees and availability of additional qualified management and field employees as we pursue growth opportunities will be a critical factor in our continued success.

Competition

Our competition includes small regional service providers as well as larger companies with operations throughout the continental United States. The four largest competitors are Basic Energy Services Inc., Complete Production Services, Inc., Key Energy Services Inc., and Nabors Industries Ltd. We believe that these competitors primarily have centralized management teams that direct their operations and decision-making primarily from corporate and regional headquarters. In addition, because of their size, these companies market a large portion of their work to the major oil and natural gas companies. We compete primarily on the basis of the young age and quality of our equipment, our safety record, the quality and expertise of our employees and our responsiveness to customer needs.

Customers

We served in excess of 800 customers for the year ended December 31, 2007. For this same time period, our largest customer, ConocoPhillips, comprised approximately 11.5% of our combined revenues, our five largest customers comprised approximately 38.6% of our combined revenues, and our top ten customers comprised approximately 52.1% of our combined revenues. Although we have been continually expanding our market base and adding new customers during the period from inception through 2007, these customers currently represent a large portion of our revenues. The loss of the top customer or of several of the customers in the top ten would adversely affect our revenues and results of operations. We believe that customers lost could be replaced with other customers, but there can be no assurance that lost revenues could be replaced in a timely manner or at all. We also believe that such concentration will continue to decrease as we add additional customers to our customer base.

Our business segments charge customers by the hour, day or project for services, equipment and personnel.

We have master service agreements in place with most of our customers, under which projects are awarded on the basis of price, type of service, location of equipment, and the experience level of work crews.

Suppliers

We purchase our well servicing rigs from several third-party suppliers. The following table provides information regarding our largest rig providers during the year ended December 31, 2007:

Rig Suppliers	Percentage of Purchases
Dragon Rig Sales and Service	70%
Lanco Well Services Corp.	23%
Other	7%

We have a strong and flexible working relationship with our two principal well servicing rig suppliers who have verbally provided us with a right of first refusal on well servicing rigs under construction. We believe these verbal assurances permit us to delay any commitment to purchase a rig until such time as we are in need of it while effectively preventing our competitors from having access to such well servicing rigs unless we decline to accept them upon completion of construction.

We purchase our raw materials from various third-party suppliers. For our potassium chloride, we purchase from two suppliers. For all other raw materials, such as barite, surfactants and drilling fluids, we purchase from various suppliers of raw materials when needed.

While we do not have written agreements with any of our suppliers, we have not historically suffered from an inability to purchase equipment and raw materials.

Properties

Location	Date in Service	Service Offering
South Texas
Alice—truck location	9/1/2003	Fluid Logistics
Alice—rig location	9/1/2003	Well Servicing
Freer	9/1/2003	Fluid Logistics
Laredo	10/1/2003	Fluid Logistics
San Ygnacio	4/1/2004	Fluid Logistics
Goliad	8/1/2005	Fluid Logistics
Bay City	9/1/2005	Fluid Logistics
Edna	2/1/2006	Well Servicing/Fluid Logistics
Three Rivers	8/1/2006	Fluid Logistics
Carrizo Springs	12/1/2006	Fluid Logistics
Edinburg	11/30/2007	Fluid Logistics

West Texas
Ozona	3/1/2006	Well Servicing /Fluid Logistics
San Angelo	7/1/2006	Well Servicing /Fluid Logistics
Monahans	8/31/2007	Well Servicing /Fluid Logistics
Odessa	9/30/2007	Well Servicing /Fluid Logistics
Big Spring	10/15/2007	Well Servicing /Fluid Logistics

East Texas
Marshall	12/1/2005	Fluid Logistics
Carthage	3/1/2007	Well Servicing
Kilgore	11/1/2007	Well Servicing/Fluid Logistics

North Texas
Godley	2/15/2008	Well Servicing

Mississippi
Baxterville	3/20/2008	Well Servicing

Insurance

Our operations are subject to risks inherent in the oilfield services industry, such as equipment defects, malfunctions, failures and natural disasters. In addition, hazards such as unusual or unexpected geological formations, pressures, blow-outs, fires or other conditions may be encountered in drilling and servicing wells, as well as the transportation of fluids and company assets between locations. We have obtained insurance coverage against certain of these risks which we believe is customary in the industry, including $1 million in general liability per occurrence, $21 million in umbrella coverage and $20 million of excess liability coverage. Such insurance is subject to coverage limits and exclusions and may not be available for all of the risks and hazards to which we are exposed. In addition, no assurance can be given that such insurance will be adequate to cover our liabilities or will be generally available in the future or, if available, that premiums will be commercially justifiable. If we were to incur substantial liability and such damages were not covered by insurance or were in excess of policy limits, or if we were to incur such liability at a time when we are not able to obtain liability insurance, our business, results of operations and financial condition could be materially and adversely affected.

Environmental Regulations

Our operations are subject to various federal, state, and local laws and regulations pertaining to health, safety and the environment. Laws and regulations protecting the environment have become more stringent over the years, and in certain circumstances may impose strict liability, rendering us liable for environmental damage without regard to negligence or fault on our part. Moreover, cleanup costs, penalties, and other damages arising as a result of new or changes to existing environmental laws and regulations could be substantial and could have a material adverse effect on our financial condition, results of operations and cash flows. We believe that we conduct our operations in substantial compliance with current federal, state and local requirements related to health, safety and the environment.

The following is a summary of the more significant existing environmental, health and safety laws and regulations to which our operations are subject and for which compliance may have a material adverse impact on our results of operation or financial position.

Hazardous Substances and Waste

The Comprehensive Environmental Response, Compensation, and Liability Act, as amended, referred to as CERCLA or the Superfund law, and comparable state laws impose liability without regard to fault or the legality of the original conduct on certain defined persons, including current and prior owners or operators of the site where a release of hazardous substances occurred and entities that disposed or arranged for the disposal of the hazardous substances found at the site. Under CERCLA, these responsible persons may be liable for the costs of cleaning up the hazardous substances, for damages to natural resources, and for the costs of certain health studies. In the course of our operations, we generate materials that are regulated as hazardous substances and, as a result, may incur CERCLA liability for cleanup costs. Also, claims may be filed for personal injury and property damage allegedly caused by the release of hazardous substances or other pollutants.

We also generate solid wastes that are subject to the requirements of the Resource Conservation and Recovery Act, as amended, or RCRA, and comparable state statutes. Certain materials generated in the exploration, development, or production of crude oil and natural gas are excluded from RCRA’s hazardous waste regulation, but these wastes, which include wastes currently generated during our operations, could be designated as “hazardous wastes” in the future and become subject to more rigorous and costly disposal requirements. Any such changes in the laws and regulations could have a material adverse effect on our operating expense.

Although we have used operating and disposal practices that were standard in the industry at the time, hydrocarbons or other wastes may have been released at properties owned or leased by us now or in the past, or at other locations where these hydrocarbons and wastes were taken for treatment or disposal. Under CERCLA, RCRA and analogous state laws, we could be required to clean up contaminated property (including contaminated groundwater), perform remedial activities to prevent future contamination or pay for associated natural resource damages.

Water Discharges

We operate facilities that are subject to requirements of the Clean Water Act, or CWA, and analogous state laws that impose restrictions and controls on the discharge of pollutants into navigable waters. Pursuant to these laws, permits must be obtained to discharge pollutants into state waters or waters of the United States, including to discharge storm water runoff from certain types of facilities. Spill prevention, control and countermeasure requirements under the CWA require implementation of measures to help prevent the contamination of navigable waters in the event of a hydrocarbon spill. The CWA can impose substantial civil and criminal penalties for non-compliance.

Employee Health and Safety

We are subject to the requirements of the federal Occupational Safety and Health Act, as amended, or OSHA, and comparable state laws that regulate the protection of employee health and safety. OSHA’s hazard communication standard requires that information about hazardous materials used or produced in our operations be maintained and provided to employees, state and local government authorities and citizens. We believe that our operations are in substantial compliance with OSHA requirements.

Other Laws and Regulations

We operate saltwater disposal wells that are subject to the CWA, Safe Drinking Water Act, and state and local laws and regulations, including those established by the EPA’s Underground Injection Control Program which establishes the minimum program requirements. Our saltwater disposal wells are located in Texas, which requires us to obtain a permit to operate each of our saltwater disposal wells. The Texas regulatory agency may suspend or modify any of these permits if such well operation is likely to result in pollution of freshwater, substantial violation of permit conditions or applicable rules, or leaks to the environment. We maintain insurance against some risks associated with our well service activities, but there can be no assurance that this insurance will continue to be commercially available or available at premium levels that justify its purchase by us. The occurrence of a significant event that is not fully insured or indemnified could have a materially adverse effect on our financial condition and operations.

Legal Proceedings

Except as described in this paragraph, there are no pending material legal proceedings, and we are not aware of any threatened legal proceedings, to which we are a party or to which our property is subject, other than in the ordinary course of business. Texas Energy has been named among a list of other defendants in a lawsuit filed by R&K Fabricating, Inc. on May 2, 2008 that alleges patent infringement under a patent related to portable storage tanks. Among the other defendants are two of the principal suppliers of portable storage tanks to Texas Energy. While it is too early to determine if this lawsuit should be considered material, based on our initial review of the complaint, we believe that the lawsuit is without merit and intend to defend the suit vigorously. Further, one of our suppliers has agreed to indemnify us for tanks purchased from such supplier.

In 2004, Messrs. Crisp and Forbes, the predecessor to C.C. Forbes, LLC and the predecessor to TX Energy Services, LLC, among others, were named as defendants in a lawsuit filed by Key Energy Services, Inc., or Key. The allegations included claims of theft and fraud in various forms, tortious interference with contracts and breach of fiduciary duty and a non-compete covenant, among other things. During the two year period following the initial complaint, there was extensive discovery and Key’s complaint was amended four times. In 2006, Key’s final amended complaint focused mainly on alleged breaches of fiduciary duty and a non-compete covenant by Mr. Crisp, including his involvement in the predecessor companies. During this time, the defendants vigorously defended and contested the claims made against them. A business decision was made to settle this litigation in August 2006 as part of a court-mandated mediation in order to permit Messrs. Crisp and Forbes to focus on our business. Since it has been settled, we do not believe there will be any additional expense or liability to us or any of our officers or directors as a result of this litigation or the events that gave rise to this litigation. In addition, some shareholders of Key filed a class action lawsuit against Key in an unrelated matter that did not name Messrs. Crisp or Forbes or any of our companies as defendants. That complaint repeated some of the original allegations against Messrs. Crisp and Forbes and these predecessor companies, among others, contained in Key’s lawsuit against them. Key recently announced that it had reached an agreement to settle this class action lawsuit pending approval by the court.

MANAGEMENT

The following table sets out information for each of our directors and executive officers.

Name	Age	Position
John E. Crisp	45	Chairman of the Board, President and Chief Executive Officer
Charles C. Forbes	54	Executive Vice President, Chief Operating Officer and Director
L. Melvin Cooper	54	Senior Vice President, Chief Financial Officer and Secretary
Dale W. Bossert	63	Director
Travis H. Burris	46	Director
Janet L. Forbes	53	Director
William W. Sherrill	81	Director

The following are brief biographies of each of our executive officers and directors, including a description of their present occupations and their principal occupations during the last five years.

Executive Officers

John E. Crisp, Chairman of the Board, President and Chief Executive Officer

Mr. Crisp is our President and Chief Executive Officer and was appointed to such offices and elected as a director and Chairman of the Board in connection with the reorganization effective January 1, 2008. Prior to the reorganization, Mr. Crisp was a founding partner of the Forbes Group and Director of Operations of TX Energy Services since 2003. Prior to founding the Forbes Group, Mr. Crisp was a Division Manager at Key Energy from 1998 to 2003. Key Energy acquired Dawson Production Services shortly after Dawson acquired Hellums Services, Inc. in 1998. Mr. Crisp became a partner of Hellums in 1995, after serving as their Equipment and Safety Manager from 1990, and served in the same capacity until it was sold to Dawson in 1998, at which time Mr. Crisp was serving as a district manager. Mr. Crisp started in the energy industry in 1978, working as an equipment operator. Mr. Crisp has over 29 years of oilfield services industry experience and has twice before founded, built and later sold oilfield service businesses.

Charles C. Forbes, Executive Vice President, Chief Operating Officer and Director

Mr. Forbes is our Executive Vice President and Chief Operating Officer and was appointed to such offices and elected a director in connection with the reorganization effective January 1, 2008. Prior to the reorganization, Mr. Forbes was a founding partner of the Forbes Group and Director of Operations of C.C. Forbes since 2003. Mr. Forbes founded Forbes Oil & Gas Company, an independent exploration and production company, in the mid-1980s which he continues to operate. From 1998 to 2003, Mr. Forbes served as a consultant to various independent oilfield services companies in South Texas. Mr. Forbes started in the oilfield with Otis Engineering doing workover and wireline work. Mr. Forbes purchased Hellums Services, Inc. in 1995, which was acquired by Dawson Production Services in 1998. Mr. Forbes started O.K. Well Service in 1978, with three rigs and sold it to Pride Petroleum Services in 1990, when the company had 22 workover rigs, 12 swabbing rigs and 6 winch trucks with approximately 145 employees. Mr. Forbes managed the operations of oil and natural gas leases from 1980 thru 2006 and various salt water disposals from 1980 thru 2006. Mr. Forbes has over 34 years of oilfield services industry experience and has founded, built and later sold oilfield services businesses for the past 17 years.

L. Melvin Cooper, Senior Vice President, Chief Financial Officer and Secretary

Mr. Cooper is our Senior Vice President and Chief Financial Officer, a position Mr. Cooper has held since he was appointed to such offices in connection with the reorganization effective January 1, 2008. Prior to the reorganization, Mr. Cooper was Senior Vice President & Chief Financial Officer of the Forbes Group from June 2007. From January to June, 2007, he served as Senior Vice President and Chief Financial Officer of Cude

Oilfield Contractors, Inc., an oilfield construction company. From September 2004 to January 2007, Mr. Cooper served as President of SpectraSource Company, a supplier of products and services to the new home building industry. From April 2000 to September 2004, Mr. Cooper served as President and Chief Executive Officer of Cerqa, the supply chain management division of Nationwide Graphics, Inc., a national printing and supply chain management company where Mr. Cooper served as Senior Vice President and Chief Financial Officer. Mr. Cooper has also served as Chief Financial Officer of private and public companies involved in scrap metal recycling, manufacturing, water purification, natural gas marketing, and drilling fluids. Mr. Cooper earned a degree in accounting from Texas A & I University in 1975. Mr. Cooper is a Certified Public Accountant.

Directors

In addition to Messrs. Crisp and Forbes, the following individuals are our directors.

Dale W. Bossert

Mr. Bossert has served as a director since March 20, 2008. Mr. Bossert has been the Chairman of the Board and a director of Turnkey E&P Inc. since June 19, 2007, prior to that date was the President and Chief Executive Officer of Turnkey E&P Inc. for three years, and prior to that was President of DWB Oil and Gas Consulting Ltd. for four years. Mr. Bossert has approximately 40 years of experience in the upstream oil and natural gas industry and has held various positions with Amoco Corporation in Calgary, Alberta, and Chicago, Illinois, and with Union Pacific Resources Company in Calgary, Alberta, Denver, Colorado, and Fort Worth, Texas. Mr. Bossert has worked for or acted as a consultant to a number of U.S. based energy companies, including Celsius Energy Company, Chesapeake Energy Corp. and Bass Enterprises.

Travis H. Burris

Mr. Burris has been President, Chief Executive Officer and a director of Texas Champion Bank since 1987. Mr. Burris received a BBA degree in Finance from Texas A & M University. Mr. Burris was elected a director of our company effective January 1, 2008.

Janet L. Forbes

Ms. Forbes has served as a director since January 1, 2008. Ms. Forbes was one of the initial investors in Forbes Group. Ms. Forbes was a partner and Chief Financial Officer of O.K. Well Service from 1978 until it was sold to Pride Petroleum Services in 1990. When the company was sold, it had 22 workover rigs, 12 swabbing rigs and 6 winch trucks with approximately 145 employees. Ms. Forbes has been the Managing Director and owner of CJC Ventures, LLC since January 2007. Prior to that time, Ms. Forbes was a private investor.

William W. Sherrill

Mr. Sherrill has extensive experience in both operations and finance. In addition to his active business interests, Mr. Sherrill has taught Entrepreneurship as an Executive Professor at the University of Houston’s Bauer College of Business Administration since September 1990 and has been Chairman of the Center for Entrepreneurship and Innovation at that university since September 1993, which recently ranked second in the nation among similar programs at other universities. Mr. Sherrill is also an Adjunct Professor at the Cullen College of Engineering. Mr. Sherrill was President of Associates Company of North America. Mr. Sherrill has served as a director of Gulf and Western and Dasa Company. In addition, Mr. Sherrill was a director of the Federal Deposit Insurance Corporation, a Commissioner to the United Nations Commission for UNESCO (the United Nations Educational, Scientific and Cultural Organization), a Governor of the Federal Reserve System in Washington D.C., Treasurer of the City of Houston, President of a commercial bank, Executive Vice President of a savings and loan association, and President of a federal credit union. Mr. Sherrill holds an MBA from Harvard Graduate School of Business Administration, with Distinction in Finance and Manufacturing. Mr. Sherrill was elected a director of our company effective January 1, 2008.

The Board of Directors has determined that Dale W. Bossert, Travis H. Burris, Janet L. Forbes and William W. Sherrill are independent directors as that term is defined under U.S. securities laws.

Corporate Governance

Our Board of Directors has implemented corporate governance initiatives consistent with the Sarbanes-Oxley Act of 2002 and has adopted corporate governance principles. Our corporate governance principles address various topics, including:

•	responsibilities and duties of our Board of Directors;

•	composition of our Board of Directors, including criteria for remaining a director;

•	compensation of our Board of Directors;

•	the audit committee of our Board of Directors;

•	the relationship of our Board of Directors to management; and

•	director orientation and continuing education.

Our Board of Directors will continue to evaluate, and improve upon as appropriate, our corporate governance principles and policies on a going-forward basis.

In connection with the Delaware Reorganization, our Board of Directors and audit committee adopted a code of business conduct and ethics that applies to our directors and officers, which addresses various topics, including:

•	compliance with laws, rules and regulations;

•	competition and fair dealing;

•	protection and proper use of company assets;

•	corporate opportunities;

•	conflicts of interest;

•	confidentiality;

•	insider trading; and

•	record keeping and public disclosure obligations.

Board of Directors

Our limited liability company agreement provides for a Board of Directors consisting of six directors, which is the current number of directors we have. At the time of this prospectus, our Board of Directors has had only one meeting, conducting all other business to date by unanimous written consent. The Board of Directors intends to meet at least quarterly every year.

Audit Committee

In connection with the Delaware Reorganization, we for the first time established an audit committee comprised of two of our independent directors to assist our Board of Directors in matters involving our accounting, auditing, financial reporting, internal controls and legal compliance functions. At the time of this prospectus, our audit committee has had no history of meetings but intends to meet at least quarterly in connection with the review of our quarterly and annual financial statements every year.

Our Board of Directors expects to perform the functions of a compensation committee and a nominating committee.

Indemnification of Directors and Officers

Our limited liability company agreement provides our officers and directors with the maximum indemnification provisions permitted under Delaware law. Section 108 of the Delaware Limited Liability Company Law, or Delaware law, empowers a Delaware limited liability company to indemnify any member or manager or other person from and against any and all claims and demands whatsoever. In addition, Delaware case law provides broad discretion to a limited liability company to provide advancement or insurance in respect of such indemnification.

In addition to the indemnification provided for in our limited liability company agreement, we have entered into indemnification agreements with each of our directors and officers for liabilities and costs in respect of any action or suit against them in connection with the execution of their duties, subject to customary limitations prescribed by applicable law. These agreements, among other things, would indemnify our directors and officers for certain expenses (including advancing expenses for attorneys’ fees), judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by us or in our right, arising out of such person’s services as a director or officer of our Company, any subsidiary of ours or any other company or enterprise to which the person provides services at our request. We maintain a directors, officers and company liability insurance policy. The policy has a $5.0 million coverage limit and corporate indemnification deductibles apply.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Limited Liability Company Agreement

We are governed by a limited liability company agreement among us and our equity holders. The following is a description of certain terms of this agreement. The following is not a complete summary and is qualified in its entirety by reference to that agreement.

Cash Distribution Policy

Subject to the indenture, we are permitted to make tax and other distributions to our members. We would be prohibited from making any distributions (other than tax distributions) to equity holders if it would cause an event of default, or if an event of default is existing under the indenture governing the notes. We have additional restrictions under our new credit facility.

Issuance of Additional Units

Our limited liability company agreement authorizes us to issue an unlimited number of additional securities and rights to buy securities for the consideration and on the terms and conditions determined by our Board of Directors without the approval of the members. It is possible that we will fund acquisitions through the issuance of additional equity securities. Holders of any additional membership interests we issue will be entitled to their pro rata tax distributions of available cash. In addition, the issuance of additional equity securities may dilute the value of the interests of the then-existing holders of membership interests in our net assets. In accordance with Delaware law and the provisions of our limited liability company agreement, we may also issue additional securities that, as determined by our Board of Directors, may have special voting rights to which the membership interests are not entitled. The holders of membership interests will not have preemptive rights to acquire additional securities.

Voting Rights

Members have the right to vote with respect to the election of our Board of Directors, certain amendments to our limited liability company agreement, the merger of our company or the sale of all or substantially all of our assets, and the dissolution of our company.

Transfer of the Equity Interests

Initially, our equity interests may be transferred by a member at any time but the admission of the transferee as a member is only effective upon the approval of holders of at least two-thirds of our equity interests.

By transfer of membership interests in accordance with our limited liability company agreement, each transferee of membership interests shall be admitted as a member with respect to the membership interests transferred when such transfer and admission is reflected in our books and records.

EXECUTIVE COMPENSATION

Compensation of Executive Officers

The following table sets forth information concerning the compensation during each of the years in the three-year period ended December 31, 2007, of the Chief Executive Officer and the other executive officers of the Forbes Group employed during such three year period, each of whose total salary and bonus during 2007 exceeded $100,000 for those officers employed by the Forbes Group. None of the compensation reported in this table was paid by Forbes Energy Services LLC, which became the parent of our three operating subsidiaries on January 1, 2008.

Summary Compensation Table

Annual Compensation
Name and Principal Position(1)	Year	Salary	Bonus	Other Annual Compen- sation(2)
John E. Crisp, Chairman of the Board, President and Chief Executive Officer(1)	2007 2006 2005	$263,710 245,030 193,261	$127,147 104,074 111,500	— — —

Charles C. Forbes, Executive Vice President and Chief Operating Officer	2007 2006 2005	301,508 245,030 193,261	10,147 5,074 —	— — —

L. Melvin Cooper, Senior Vice President and Chief Financial Officer	2007	115,385	2,537	—

(1)	During 2006, Mr. Crisp also performed the functions of the Chief Financial Officer for Forbes Group. Mr. Cooper was appointed the Chief Financial Officer of Forbes Group in June 2007. All of the Company’s executive officers had been employed by the Forbes Group prior to the Delaware Reorganization.
(2)	Pursuant to the Delaware Reorganization, Messrs. Crisp and Forbes have received equity interests in Forbes Energy Services LLC in exchange for their equity interests in our three operating subsidiaries. In addition, they received payments indirectly from us as a result of the transactions described under “Related Party Transactions” below. Finally, as owners of the member entities of the Forbes Group, Messrs. Crisp and Forbes received cash distributions from the Forbes Group during the fiscal year ended December 31, 2007 of $4.3 million and $3.1 million, respectively, primarily to allow them to make tax payments.

Director Compensation

We anticipate that the directors will be compensated as described herein after the reorganization. Prior to the reorganization, neither we nor the Forbes Group paid any compensation to the directors, although we did reimburse directors for expenses.

In the future, we expect to pay our directors customary fees, including customary fees for attending board meetings or audit committee meetings. Expenses that are incurred by each director related to attendance at meetings of the Board of Directors or committees thereof will be reimbursed.

Compensation Committee Interlocks and Insider Participation

Prior to January 1, 2008, the managers of C.C. Forbes, LLC, TX Energy Services, LLC and Superior Tubing Testers, LLC, Mr. Forbes, Mr. Crisp, and Mr. Robert E. Jenkins, Jr., respectively, performed the functions of a compensation committee. Each of such managers was an officer or employee of the Forbes Group during 2007. With the exception of those matters described below under “Transactions with Related Persons,” none of such managers during 2007 had any relationship that requires disclosure in this prospectus as a transaction with a related person. During 2007, none of our executive officers served as a member of the compensation committee of another entity.

TRANSACTIONS WITH RELATED PERSONS

John E. Crisp and Charles C. Forbes are the managers of Alice Environmental Services, LP (“AES”), and each owns 50% of the equity interests of AES. The following describes certain material agreements and arrangements between us and AES. The following is not a complete summary of all of our agreements and arrangements with AES and is qualified in its entirety by reference to the actual agreements and arrangements.

•

We have ten separate lease agreements with AES for certain real property. All ten of the leases are 60 months in duration and have start dates ranging from August 1, 2005, to August 23, 2007. On two of such leases, AES was paid an up-front payment upon the signing of each such lease of $120,000 per lease, which was for the first year of rental payments under each lease. Thereafter, under such leases, AES is entitled to be paid a lease payment of $10,000 per month for each such lease. The remaining eight leases are payable monthly with lease payments per month ranging from $5,000 to $10,000. The average amount of acreage of each of these properties is five acres, and each has an office and a shop that we use. AES retains the environmental liability on these properties to the extent permitted under federal environmental laws. For the year ended December 31, 2006, and the year ended December 31, 2007, AES was paid aggregate payments under all such leases of $210,000 and $465,000, respectively.

•

We operate under one salt water disposal lease agreement and one salt water disposal operating agreement, each with AES. The operating agreement is dated January 1, 2007, for our Hemphill, Crockett County, Texas, property. Under an agreement with a third-party lessor, AES leases its rights in a certain wellbore, and under the operating agreement AES is paid $5,000 per month and $0.15 per barrel for any barrel treated over 50,000 barrels per month. Under this agreement, AES also is paid a “skim oil” payment of 20% of the amount realized by us for all oil and hydrocarbons removed from liquids injected into the premises. The lease agreement is dated April 1, 2007, for our Harrison County, Texas, property and provides for an operating fee of $2,500 per month plus $.05 per barrel for any barrel treated over 50,000 barrels per month. The skim oil payment under this agreement is 10%. We have arrangements with other operators for these services which contain similar terms to our agreements with AES. For the year ended December 31, 2006, and the year ended December 31, 2007, AES was paid aggregate payments under such disposal lease agreements of $0 and $18,000, respectively.

•

AES owns and operates an oilfield supply store from which we purchase a material amount of our oilfield supplies. For the year ended December 31, 2006, we paid this store an aggregate amount of $4.4 million, and for the year ended December 31, 2007, we paid this store an aggregate amount of $4.3 million. This store charges a small mark up to us, which essentially covers AES’ overhead expenses for the store. This type of arrangement is not uncommon in the oilfield services industry.

•

AES owns and operates a King Air 300 turbo-prop airplane that we lease from time to time, which permits our senior management to efficiently visit our locations that are not conveniently located near commercial airfields. In addition, AES recently acquired a Robinson R-44 helicopter that we intend to lease from time to time. For the year ended December 31, 2006, we paid AES an aggregate amount of $135,865 for use of the airplane, and for the year ended December 31, 2007, we paid AES an aggregate amount of $304,524 for use of the airplane.

•

We lease a number of frac tanks from AES. For the year ended December 31, 2006, and the year ended December 31, 2007, we paid AES an aggregate of $500,066 and $778,000, respectively, for such leased frac tanks. As of December 31, 2007, we rented 134 frac tanks from AES.

•	AES provides mud disposal services to us for which we paid AES $261,735 and $216,000 for the year ended December 31, 2006, and the year ended December 31, 2007, respectively.

Dorsal Services, Inc. is a trucking service provider that provides services to the Forbes Group. One of the Forbes Group’s members is a partial owner of Dorsal Services, Inc. The Forbes Group recognized revenues of approximately $1,500, $5,500 and $61,400 related to trucking services, equipment rental, and wash out activities, expenses of approximately $107,000, $240,000, and $401,940, and capital expenditures of approximately $760, $266,000, and $193,500 related to transactions with Dorsal Services, Inc. for the years ended December 31, 2005, 2006 and 2007, respectively. The Forbes Group had accounts payable totaling $266,500 and $154,400, and accounts receivable of $0 and $55,200 with Dorsal Services, Inc. as of December 31, 2006 and 2007, respectively, resulting from these transactions.

Tasco Tool Services, Inc. is a down-hole tool company that is partially owned and managed by one of the Forbes Group’s members. Tasco rents and sells tools to the Forbes Group from time to time. The Forbes Group recognized revenues of approximately $0, $0, and $10,700, expenses of approximately $0, $0, and $41,600, and capital expenditures of approximately $0, $34,400, and $93,100 related to transactions with Tasco for the years ended December 31, 2005, 2006 and 2007, respectively. The Forbes Group had accounts payable with Tasco of $7,500 and $59,800 as of December 31, 2006 and 2007, respectively, resulting from these transactions.

The C.W. Hahl Lease, an oil and natural gas lease, is owned by one of the members of the Forbes Group. The Forbes Group recognized revenues of $28,300 for the year ended December 31, 2007, and had accounts receivable of $20,400 as of December 31, 2007, resulting from these transactions. The Forbes Group had no expenses or accounts payable from the C.W. Hahl Lease for either period.

Mr. Forbes and his father, Charles C. Forbes, Sr., have loaned money to the Forbes Group since inception in order to provide the Forbes Group with working capital for continued operations. At December 31, 2007, those loans totaled approximately $7.1 million and had interest rates ranging from 6% to 12%. The interest rates charged by these individuals were comparable to market rates at the time of each loan granted. These loans were repaid with the proceeds from the Debt Offering.

We believe all of the terms with the companies described above are comparable to terms that were and are available to us in arm’s-length transactions with non-related parties. In the future, we intend to have any additional arrangements with these companies approved by the independent members of our Board of Directors.

PRINCIPAL HOLDERS OF EQUITY SECURITIES

No person is the direct or indirect beneficial owner of or exercises control or direction over more than 5% of our membership interests other than Messrs. Crisp and Forbes and Ms. Janet L. Forbes, who each own a 30% equity interest in us. Ms. Janet L. Forbes was previously married to Mr. Forbes. The equity interests owned by each reflect their separate ownership of our equity interests.

DESCRIPTION OF CERTAIN INDEBTEDNESS

Our New Credit Facility

General

Our new credit facility:

•	is a senior secured revolving credit facility with a maximum commitment amount of $20.0 million;

•	is used for general corporate purposes; and

•	has a portion available for swing line loans and the issuance of letters of credit, which if outstanding would reduce the total availability under the new credit facility on a dollar-for-dollar basis.

Interest Rate; Fees

Borrowings under the new credit facility bear interest at a floating rate based upon excess availability and/or a leverage formula. In addition to paying interest on outstanding principal under the new credit facility, we are required to pay an unused commitment fee to the lenders in respect of unutilized loan commitments and letter of credit fees at rates to be agreed upon.

Guarantees; Security

Our obligations under the new credit facility, together with other future indebtedness to be agreed upon, are guaranteed by all of our current and future domestic subsidiaries and foreign subsidiaries that have elected to be treated as a partnership or to be disregarded as an entity separate from its owner for United States federal income tax purposes (a “check-the-box subsidiary”) on a senior secured basis. Pursuant to the terms of an intercreditor agreement between Citibank, N.A. and Wells Fargo Bank, National Association, as collateral agent under the indenture, these obligations are secured, subject to certain exceptions and permitted liens, by first-priority liens on substantially all of our and the guarantors’ assets, including a pledge of all of the capital stock owned by us and each guarantor, except that only 65% of the voting stock of our first-tier foreign subsidiaries that are not check-the-box subsidiaries, if any, will be pledged. See “Description of Notes—Collateral” for a summary of the terms of the intercreditor agreement.

Prepayment

Subject to certain conditions, we are entitled to prepay any outstanding loans and terminate all or any part of the commitments under the new credit facility at any time. We are required to repay borrowings under the new credit facility at its termination date. Borrowings under the new credit facility will also be prepaid and outstanding letters of credit will be cash collateralized or replaced to the extent such extensions of credit at any time exceed the then current maximum availability under our new revolving credit facility.

Covenants

Our new credit facility contains customary representations, warranties and covenants for the type and nature of the new credit facility, including certain limitations on our and certain of our future subsidiaries’ ability to incur additional debt, guarantee other obligations, create or incur liens on assets, make investments or acquisitions, make certain dispositions of assets, make capital expenditures, make prepayments or modifications of certain debt instruments (including the exchange notes offered hereby), pay dividends or other payments to our equity holders, engage in mergers or consolidations, sell assets or enter into sale-leaseback transactions, change our line of business, hoard cash and engage in transactions with affiliates. Our new credit facility also requires the company and its subsidiaries to comply with certain financial ratios, including regarding minimum excess availability, fixed charge coverage, minimum EBITDA and/or total leverage or similar ratios.

Events of Default

Our new credit facility contains events of default with respect to default in the payment of principal when due, default in the payment of interest, fees or other amounts after a specified grace period, inaccuracy of representations or warranties in any material respect, violation of specified covenants, cross-defaults and cross-accelerations under any indebtedness with a principal amount in excess of a specified amount, certain bankruptcy events, certain ERISA events, material judgments, actual or asserted invalidity or impairment of certain security agreements or guarantees, a change in the nature of our business and a change of control (as defined in our new credit facility).

DESCRIPTION OF NOTES

For purposes of this description, references to the “Company” mean Forbes Energy Services LLC, but not any of its subsidiaries, and if the Bermuda Reorganization is completed, references to the Company will mean Forbes Energy Services Ltd. References to the “Issuers,” “we,” “our” and “us” refer only to Forbes Energy Services LLC and Forbes Energy Capital Inc. , as co-issuers of the notes, and not to their subsidiaries (other than Capital, which is a subsidiary of Forbes Energy Services LLC). You will find the definitions of some of the other capitalized terms used in this description under the heading “—Certain Definitions.”

On February 12, 2008, the Company issued $205 million aggregate principal amount of 11% Senior Secured Initial Notes due 2015, or the initial notes, under an indenture among the Company, the Guarantors (defined therein) and Wells Fargo Bank, National Association, as trustee, or the Trustee, dated February 12, 2008, or the Indenture. The Company is offering to exchange up to $205 million in principal amount of its 11% Senior Secured Exchange Notes due 2015, or the exchange notes, for a like amount of its outstanding initial notes in this exchange offer. The exchange notes will be identical to the initial notes except that they will not have registration rights and will not be eligible for Additional Interest.

This description assumes that all outstanding initial notes will be exchanged for exchange notes in the exchange offer. Except as the context otherwise requires, the term “notes” means all 11% Senior Secured Notes due 2015 issued by the Company pursuant to the Indenture, including the outstanding initial notes, the exchange notes and any additional notes that the Company may issue from time to time under the Indenture. The terms of the notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”).

This description of notes is intended to be a useful overview of the material provisions of the notes, the Indenture and the registration rights agreement. As this description is only a summary, you should refer to the Indenture, the form of notes and the registration rights agreement for a complete description of our obligations and your rights.

Brief Description of the Notes and the Note Guarantees

The Notes

The notes will:

•	be senior secured obligations of the Issuers;

•

rank equally in right of payment with all other existing and future senior obligations of the Issuers, including debt borrowed under any future Credit Facilities, and senior in right of payment to all Indebtedness that by its terms is subordinated to the notes;

•	be secured by second priority Liens on substantially all of the assets of the Issuers and the Company’s Domestic Subsidiaries, subject to certain exceptions and Permitted Liens;

•

be unconditionally guaranteed, jointly and severally, on a senior secured basis by all of the Company’s existing and future Domestic Subsidiaries (other than Capital and Immaterial Subsidiaries) as set forth under “Note Guarantees” below; and

•	be issued with original issue discount for federal income tax purposes.

The Note Guarantees

The notes will be guaranteed by all of the Company’s existing and future Domestic Subsidiaries (other than Capital and Immaterial Subsidiaries).

Each Note Guarantee will:

•	be a senior secured obligation of such Guarantor;

•

rank equally in right of payment with all other existing and future senior obligations of such Guarantor, including debt borrowed under any future Credit Facilities, and senior in right of payment to all Indebtedness that by its terms is subordinated to the Note Guarantee of such Guarantor; and

•	be secured by second priority Liens on substantially all of the assets of such Guarantor, subject to certain exceptions and Permitted Liens.

We recently entered into the Credit Facility and also entered into the Intercreditor Agreement and other collateral agreements. Pursuant to the Intercreditor Agreement and other collateral agreements, the Liens on the assets of the Guarantors that secure the notes and the Note Guarantees are or will be contractually subordinated to the Liens thereon that secure such Credit Facility and certain other permitted Indebtedness. Consequently, the notes and the Note Guarantees are or will be effectively subordinated to borrowings under such Credit Facility and such other Indebtedness to the extent of the value of such assets.

The notes will be eligible for trading in The PORTALSM Market.

The registered holder of a note will be treated as the owner of it for all purposes. Only registered holders will have rights under the indenture.

Restricted and Unrestricted Subsidiaries

As of the date of the indenture, all of the Company’s Subsidiaries were “Restricted Subsidiaries.” However, under the circumstances described below under the caption “—Certain Covenants—Designation of Restricted and Unrestricted Subsidiaries,” the Company will be permitted to designate certain of its Subsidiaries as “Unrestricted Subsidiaries.” The Company’s Unrestricted Subsidiaries will not be subject to many of the restrictive covenants in the indenture and will not guarantee the notes.

Principal, Maturity and Interest

We will issue $205.0 million in aggregate principal amount of notes in this offering. We may issue additional notes under the indenture from time to time after this offering. Any issuance of additional notes will be subject to all of the covenants in the indenture, including the covenant described below under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock.” The notes and any additional notes subsequently issued under the indenture will be treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. We will issue notes in denominations of $2,000 and integral multiples of $1,000.

The notes will mature on February 15, 2015.

Interest on the notes will accrue at the rate of 11% per year and will be payable semi-annually in arrears on February 15 and August 15 of each year, commencing on August 15, 2008. Interest on overdue principal and interest and Additional Interest, if any, will accrue at a rate that is 2% higher than the then applicable interest rate on the notes. We will make each interest payment to the holders of record on the immediately preceding February 1 and August 1. Interest on the notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. Additional Interest may also accrue on the notes in the circumstances described under “—Registration Rights; Additional Interest.” All references to “interest” mean the initial interest rate borne by the notes and any increases in that rate due to overdue interest, principal or Additional Interest.

Methods of Receiving Payments on the Notes

If a holder of notes has given wire transfer instructions to us (or our paying agent), the paying agent will pay all principal of, and interest, premium and Additional Interest, if any, on, that holder’s notes in accordance with those instructions. All other payments on the notes will be made at the office or agency of the paying agent and registrar unless we elect to make interest payments by check mailed to the noteholders at their address set forth in the register of holders; such payment by check may only be paid so long as no event of default under the indenture is continuing.

Paying Agent and Registrar for the Notes

The trustee will initially act as paying agent and registrar. We may change the paying agent or registrar without prior notice to the holders of the notes, and the Company or any of its Subsidiaries may act as paying agent or registrar; provided no event of default is continuing.

Transfer and Exchange

A holder may transfer or exchange notes in accordance with the provisions of the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents in connection with a transfer of notes. Holders will be required to pay all taxes due on transfer. We will not be required to transfer or exchange any note selected for redemption. In addition, we will not be required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

New Parent

If the owners of the Equity Interests of the Company form one or more new parent companies to own directly or indirectly Equity Interests of the Company (any such new parent company, a “New Parent”), then:

(1) such New Parent will be required, pursuant to a supplemental indenture to (a) become a party to the indenture at the time any such New Parent becomes the direct or indirect owner of any such Equity Interests of the Company and (b) agree to be bound by all applicable provisions of the indenture, including the covenants and other agreements summarized in this “Description of notes” section;

(2) any Subsidiary of such New Parent that is to become one of its Restricted Subsidiaries will guarantee the notes by becoming a Guarantor pursuant to a supplemental indenture; and

(3) the Board of Directors of the Company at such time will become the initial Board of Directors of such New Parent.

Restrictions on Activities of Capital

Capital will not hold any material assets, become liable for any material obligations or engage in any significant business activities; provided that Capital may be a co-obligor or guarantor with respect to Indebtedness if the Company is an obligor or guarantor on such Indebtedness and the net proceeds of such Indebtedness are received by the Company or one or more Guarantors. At any time after the Company is or becomes a corporation, Capital may consolidate or merge with or into any New Parent, the Company or any Restricted Subsidiary of the Company.

Note Guarantees

The notes will be guaranteed jointly and severally on a senior secured basis by each of the Company’s current and future Domestic Subsidiaries (other than Capital and Immaterial Subsidiaries), any New Parent and any Restricted Subsidiary of any New Parent as set forth under “New Parent.”

The Note Guarantees will be effectively subordinated to all current and future secured obligations of the Guarantors, including any borrowings under future Credit Facilities, to the extent of the value of the assets securing such obligations. The obligations of each Guarantor under its Note Guarantee will be limited as necessary to prevent that Note Guarantee from constituting a fraudulent transfer or conveyance under applicable law. See “Risk Factors—Risks Relating to the notes—A court could cancel the notes or the current or future guarantees and security interests under fraudulent conveyance laws or certain other circumstances.”

A Guarantor may not transfer, sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into (whether or not such Guarantor is the surviving Person) another Person, other than a New Parent, the Company or another Guarantor, unless:

(1) immediately after giving effect to that transaction, no Default or Event of Default exists; and

(2) either:

(a) the Person acquiring the property in any such transfer, sale or disposition or the Person formed by or surviving any such consolidation or merger assumes all the obligations of that Guarantor under the indenture and its Note Guarantee pursuant to a supplemental indenture and an amendment to the registration rights agreement; or

(b) the Net Proceeds of such transfer, sale or other disposition are applied in accordance with the applicable provisions of the indenture,

provided, however, that the transfer, sale or other disposition of all or substantially all of the assets of, or the consolidation or merger into another person, of a New Parent will be governed by the “Merger, Consolidation or Sale of Assets” covenant and may be subject to the covenant contained under “Repurchase at the Option of the Holders—Change of Control.”

The Note Guarantee of a Guarantor will be released:

(1) in connection with any transfer, sale or other disposition of all or substantially all of the assets of that Guarantor (including by way of merger or consolidation) to a Person that is not (either before or after giving effect to such transaction) a New Parent, an Issuer or a Restricted Subsidiary of a New Parent or an Issuer, if the transfer, sale or other disposition does not violate the “Asset Sale” provisions of the indenture with respect to that Guarantor (other than any New Parent) and the “Merger, Consolidation or Sale of Assets” and “Repurchase at the Option of the Holders—Change of Control” covenants of the indenture with respect to any New Parent;

(2) in connection with any transfer, sale or other disposition of all of the Capital Stock of that Guarantor to a Person that is not (either before or after giving effect to such transaction) an Issuer or a Restricted Subsidiary of an Issuer, if the sale or other disposition does not violate the “Asset Sale” provisions of the indenture with respect to Guarantors (other than any New Parent) and the “Merger, Consolidation or Sale of Assets” and “Repurchase at the Option of the Holders—Change of Control” covenants of the indenture with respect to any New Parent;

(3) if the Company designates that Guarantor to be an Unrestricted Subsidiary in accordance with the applicable provisions of the indenture;

(4) upon legal defeasance or satisfaction and discharge of the indenture as provided below under the captions “—Legal Defeasance and Covenant Defeasance” and “—Satisfaction and Discharge;” or

(5) as provided in the Intercreditor Agreement we entered into in connection with the new Credit Facility.

Collateral

Currently, the notes and the Note Guarantees are secured by first priority liens on substantially all of the assets owned by the Issuers and the Guarantors, except as described below. The lenders under our new Credit

Facility have effectively taken that first priority position and caused the notes’ and Note Guarantees’ Liens to rank second to that of these lenders. As a result, this prospectus describes the notes and the Note Guarantees as secured by second priority liens on substantially all of the assets owned by the Issuers and the Guarantors, except as described below.

The Collateral does not include the following:

(1)	undocumented interests in real property with respect to which an Issuer or any Guarantor is an owner (which will include salt water disposal wells located on property owned by third parties for which there are no written leases or that otherwise are not reasonably susceptible to mortgages, easements or other liens or rights to access or use), but, subject to the requirements of the covenant set forth under “Certain Covenants—Disposal Well Mortgages and Filings,” only for so long as such interests are not subject to a valid and enforceable real property lease;

(2)	light trucks and other non-commercial passenger motor vehicles;

(3)	certain rental equipment and leasehold interests in real property with respect to which the Company or a Guarantor is a tenant or subtenant;

(4)	the Voting Stock of any Foreign Subsidiary in excess of 65% of the outstanding Voting Stock of such Foreign Subsidiary;

(5)	certain accounts that are exclusively used for payroll purposes;

(6)	rights under any contracts that contain a valid and enforceable prohibition on assignment of such rights other than to the extent that any such prohibition would be rendered ineffective pursuant to any applicable law or principles of equity, but only for so long as such prohibition exists and is effective and valid; and

(7)	property and assets owned by the Issuers or any Guarantor in which a Lien may not be granted without governmental approval or consent or in which the granting of a Lien is prohibited by applicable law but only for so long as the Issuers or the applicable Guarantor has not obtained such approval or consents

(such excluded assets collectively referred to in the prospectus as the “Excluded Collateral”). In addition, if the trustee determines that the burden or cost of obtaining a security interest (or a perfection thereof) in any assets sufficiently outweighs the benefit to the holders of the notes of the security to be afforded thereby (or the perfection thereof), the trustee, in its discretion, may exclude such assets from the requirement that a security interest be granted therein or that security interests therein be perfected, as the case may be. In making any such determination, the trustee may rely on an opinion of counsel.

Intercreditor Agreement

In connection with the new Credit Facility, the Issuers, the Guarantors party to our new Credit Facility, the trustee, First Lien Collateral Agent, on behalf of the First Lien Secured Parties, and the Collateral Agent, on behalf of the holders of Second Lien Secured Parties, entered into the Intercreditor Agreement, which defines the rights of such parties with respect to the Collateral. The following description is a summary of the principal terms contained in the Intercreditor Agreement, rather than a complete and definitive description of such terms.

First Lien Obligations; notes Effectively Subordinated to First Lien Obligations. The Intercreditor Agreement provides, among other things, that all Indebtedness under the Credit Facility permitted pursuant to clause (1) of Permitted Debt under the second paragraph of the covenant described under the caption “Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” and certain other Indebtedness permitted under the indenture and all other Obligations related to such Indebtedness and owing under the documents relating to such Indebtedness (collectively, “First Lien Obligations”) are secured by First Priority Liens (as defined below) on the Collateral, which Liens are contractually senior to the Liens thereon that secure the notes and the Note Guarantees pursuant to the Intercreditor Agreement. The First Lien Obligations are entitled to the benefit of the Intercreditor Agreement to the extent that the aggregate principal amount thereof does not exceed the amount that the Company and the Guarantors are entitled to incur pursuant to the indenture (the “Maximum First Lien Amount”). As a result, the notes and the Note Guarantees (collectively the “Second Lien Obligations”) are effectively subordinated to the First Lien Obligations to the extent of the value of the Collateral.

Relative Priorities. The Intercreditor Agreement provides, among other things, that notwithstanding the date, manner or order of grant, attachment or perfection of any Lien securing the notes or the Note Guarantees (a “Second Priority Lien”) or any Lien or Collateral securing the First Lien Obligations (a “First Priority Lien”), and notwithstanding any provision of the Uniform Commercial Code of any applicable jurisdiction or any other applicable law or the provisions of any Indenture Document or any agreement, instrument or other document evidencing or governing any First Lien Obligations (collectively, the “First Lien Debt Documents” and together with the Indenture Documents, the “Debt Documents”) or any other circumstance whatsoever, each Agent (i.e., the First Lien Collateral Agent and the Collateral Agent), for itself and on behalf of the Secured Parties (i.e., the holders of the First Lien Obligations and the First Lien Collateral Agent (collectively, the “First Lien Secured Parties”) and the holders of notes, the trustee and the Collateral Agent (collectively, the “Second Lien Secured Parties”)) on whose behalf it acts in such capacity therefor, will agree that, so long as the First Lien Obligations have not been discharged as set forth in the Intercreditor Agreement (such discharge, the “Discharge of First Lien Obligations”) (a) any First Priority Liens then or thereafter held by or for the benefit of any First Lien Secured Party are senior in right, priority, operation, effect and all other respects to any and all Second Priority Liens and (b) any Second Priority Liens then or thereafter held by or for the benefit of any Second Lien Secured Party are junior and subordinate in right, priority, perfection, operation, effect and all other respects to any and all First Priority Liens, and the First Priority Liens are and remain senior in right, priority, perfection, operation, effect and all other respects to any Second Priority Liens for all purposes, whether or not any First Priority Liens are subordinated in any respect to any other Liens securing any other obligation of the Issuers, any Guarantor or any other Person and whether or not any such Liens are voided, avoided, invalidated, lapsed or unperfected.

Prohibition on Contesting Liens; Additional Collateral. The Intercreditor Agreement provides, among other things, that (a) each Agent, for itself and on behalf of the other Secured Parties on whose behalf it acts in such capacity therefor, will agree that it will not, and will waive any right to contest or support any other Person in contesting, in any proceeding (including any insolvency or liquidation proceeding), the priority, validity or enforceability of any Second Priority Lien or any First Priority Lien, as the case may be; provided that nothing in the Intercreditor Agreement will be construed to prevent or impair the rights of any Agent or any other Secured Party to enforce the Intercreditor Agreement to the extent provided thereby and (b) if an Issuer or a Guarantor creates any additional Liens upon any assets to secure (i) any First Lien Obligations, it must substantially concurrently grant a Lien upon such assets as security for the notes or the Note Guarantee of such Guarantor, as the case may be, and (ii) the notes or Note Guarantee of such Guarantor, it must substantially concurrently grant a Lien upon such assets as security for the First Lien Obligations.

Exercise of Rights and Remedies; Standstill. The Intercreditor Agreement provides, among other things, that the First Lien Collateral Agent and the other holders of First Lien Obligations will, at all times prior to the payment in full in cash of the First Lien Obligations, have the exclusive right to enforce rights and exercise remedies (including any right of setoff) with respect to the Collateral (including making determinations regarding the release, disposition or restrictions with respect to the Collateral), or to commence or seek to commence any action or proceeding with respect to such rights or remedies (including any foreclosure action or proceeding or any insolvency or liquidation proceeding), in each case, without any consultation with or the consent of the Collateral Agent or any other Second Lien Secured Party and no Second Lien Secured Party will have any such right; provided, however, that (i) the Second Lien Secured Parties will be entitled to take certain actions to preserve and protect their claims and interests with respect to the notes, to create, prove, preserve and protect the validity, enforceability, perfection and priority, the Collateral and actions that unsecured creditors are entitled to take (which in any event cannot be in contravention to the limitations imposed on the Second Lien Secured

Parties in any the Intercreditor Agreement), in each case, to the extent set forth in the Intercreditor Agreement and (ii) after a period of 180 days has elapsed since the date on which the Collateral Agent has delivered to the First Lien Collateral Agent written notice of the acceleration by the Second Lien Secured Parties of the maturity of the notes (the “Standstill Period”) the Second Lien Secured Parties may enforce or exercise any rights or remedies with respect to any Collateral subject to the following proviso; provided further, however, that notwithstanding the expiration of the Standstill Period or anything in the Intercreditor Agreement to the contrary, in no event may the Collateral Agent or any other Second Lien Secured Party enforce or exercise any rights or remedies with respect to any Collateral or take any other enforcement action, if the Trustee has actual knowledge through a written notice from the First Lien Collateral Agent that the First Lien Collateral Agent or any other First Lien Secured Party shall have commenced, and shall be pursuing the enforcement or exercise of any rights or remedies with respect to all or a material portion of the Collateral.

Automatic Release of Second Priority Liens. The Intercreditor Agreement provides, among other things, that if, in connection with (i) any disposition of any Collateral permitted under the terms of the First Lien Debt Documents or (ii) the enforcement or exercise of any rights or remedies with respect to the Collateral, including any disposition of Collateral, the First Lien Collateral Agent, for itself and on behalf of the other First Lien Secured Parties, (x) releases any of the First Priority Liens, or (y) releases any Guarantor from its obligations under its guarantee of the First Lien Obligations (in each case, a “Release”), other than any such Release granted following the Discharge of First Lien Obligations, and termination of commitments under the First Lien Debt Documents, then the Second Priority Liens on such Collateral, and the obligations of such Subsidiary that is a Guarantor under its Note Guarantee of the notes, will be automatically, unconditionally and simultaneously released, and the Collateral Agent will, for itself and on behalf of the other Second Lien Secured Parties, promptly execute and deliver to the First Lien Collateral Agent, the Issuers or such Guarantor, as the case may be, such termination statements, releases and other documents as the First Lien Collateral Agent, the Issuers or such Guarantor, as the case may be, may reasonably request to effectively confirm such Release and as may be otherwise reasonably required to consummate such Release and any related transactions.

Waterfall. The Intercreditor Agreement provides, among other things, that any Collateral or proceeds thereof received by any Secured Party in connection with any disposition of, or collection on such Collateral upon the enforcement or exercise of any right or remedy (including any right of setoff) will be applied as follows:

•	first, to the payment of the First Lien Obligations to the extent that such First Lien Obligations shall be entitled to the benefit of the Intercreditor Agreement;

•	second, after the Discharge of First Lien Obligations has occurred, to the payment of the notes and Note Guarantees;

•	third, to the payment in full in cash of any other outstanding First Lien Obligations; and

•

fourth, after the Discharge of First Lien Obligations has occurred and the notes and Note Guarantees have been paid in full in cash, any surplus Secondary Collateral or proceeds then remaining will be returned to the Company, the applicable Guarantor or to whosoever may be lawfully entitled to receive the same or as a court of competent jurisdiction may direct.

Payment Over. The Intercreditor Agreement provides, among other things, that so long as the Discharge of First Lien Obligations has not occurred, any Collateral or any proceeds thereof received by the Collateral Agent or any other Second Lien Secured Party in connection with any disposition of, or collection on, such Collateral upon the enforcement or the exercise of any right or remedy (including any right of setoff) with respect to the Collateral by the Collateral Agent, or in connection with any insurance policy claim or any condemnation award (or deed in lieu of condemnation) with respect to the Collateral, as contemplated under certain provisions of the indenture or by any other means (whether as a matter of law or otherwise), will be segregated and held in trust and forthwith transferred or paid over to the First Lien Collateral Agent for the benefit of the First Lien Secured Parties in the same form as received, together with any necessary endorsements, or as a court of competent jurisdiction may otherwise direct.

Insolvency and Liquidation Proceedings. The Intercreditor Agreement provides, among other things, that:

(a) Until the Discharge of First Lien Obligations has occurred, the Collateral Agent, for itself and on behalf of the other Second Lien Secured Parties, will agree that, in the event of any insolvency or liquidation proceeding, the Second Lien Secured Parties:

(i) will not oppose or object to the use of any Collateral constituting cash collateral under Section 363 of the Bankruptcy Code or any other provision of any other bankruptcy law, unless the First Lien Secured Parties, or a representative authorized by the First Lien Secured Parties, shall oppose or object to such use of cash collateral;

(ii) will not oppose or object to (or join with any third party in opposing or objecting to) any post-petition financing provided to the Company or any Guarantors, whether provided by the First Lien Secured Parties or any other Person, under Section 364 of the Bankruptcy Code, or any comparable provision of any other bankruptcy Law (a “DIP Financing”), or the Liens securing any DIP Financing (“DIP Financing Liens”), unless (a) the First Lien Secured Parties, or a representative authorized by the First Lien Secured Parties, shall then oppose or object to such DIP Financing or such DIP Financing Liens, or (b) such DIP Financing Liens are not senior to, or do not rank pari passu with the First Priority Liens and, to the extent that such DIP Financing Liens are senior to, or rank pari passu with, the First Priority Liens, the Collateral Agent will, for itself and on behalf of the other Second Lien Secured Parties, subordinate the Second Priority Liens to the First Priority Liens and the DIP Financing Liens on substantially similar terms as are set forth in any such intercreditor agreement:

(iii) except to the extent permitted by paragraph (b) or (d) below, in connection with the use of cash collateral as described in clause (i) above or a DIP Financing or otherwise, will not request adequate protection or any other relief in connection with such use of cash collateral, DIP Financing or DIP Financing Liens; and

(iv) will not oppose or object to any disposition of any Collateral free and clear of the Second Priority Liens or other claims under Section 363 of the Bankruptcy Code or any other provision of any other bankruptcy law, if the First Priority Secured Parties, or a representative authorized by the First Lien Secured Parties, shall consent to or otherwise approve such disposition;

(b) The Collateral Agent, for itself and on behalf of the other Second Lien Secured Parties, will agree that no Second Lien Secured Party may contest, or support any other Person in contesting, (i) any request by the First Lien Collateral Agent or any other First Lien Secured Party for adequate protection in respect of any First Lien Obligations or (ii) any objection, based on a claim of a lack of adequate protection in respect of any First Lien Obligation, by the First Lien Collateral Agent or any other First Lien Secured Party to any motion, relief, action or proceeding. Notwithstanding the immediately preceding sentence, if, in connection with any insolvency or liquidation proceeding, (A) any First Lien Secured Party seeks or requests adequate protection in the form of a Lien or Liens on additional collateral, the Collateral Agent may, for itself and on behalf of the other Second Lien Secured Parties, seek or request adequate protection in the form of a Lien or Liens on such additional collateral, which Lien or Liens will be subordinated to the First Priority Liens and DIP Financing Liens on the same basis as the other Second Priority Liens are subordinated to the First Priority Liens under any such intercreditor agreement or (B) any Second Lien Secured Party is granted adequate protection in the form of a Lien or Liens on additional collateral, the First Lien Collateral Agent will, for itself and on behalf of the other First Lien Secured Parties, be granted adequate protection in the form of a Lien or Liens on such additional collateral that is senior to such Second Priority Liens as security for the First Lien Obligations, except to the extent that (x) the First Lien Collateral Agent has not requested such adequate protection, or (y) the First Lien Collateral Agent has requested such adequate protection from a court of competent jurisdiction and such adequate protection was not granted to the First Lien Secured Parties.

(c) Notwithstanding the foregoing, (i) any DIP Financing provided by the First Lien Secured Parties, together with the aggregate amount of the pre-petition First Lien Obligations, shall not exceed the sum of $4.0 million plus the Maximum First Lien Amount, and (ii) the Second Lien Secured Parties may object to a DIP

Financing provided by any person other than a First Lien Secured Party to the extent that the amount of such DIP Financing, together with the aggregate amount of the pre-petition First Lien Obligations, exceeds the sum of $4.0 million plus the Maximum First Lien Amount and the First Lien Secured Parties shall not consent to any DIP Financing provided by any such person other than a First Lien Secured Party to the extent that the amount of such DIP Financing, together with the aggregate amount of the pre-petition First Lien Obligations, exceeds the Maximum First Lien Amount.

(d) Notwithstanding anything in the Intercreditor Agreement, the Second Lien Secured Parties may request post-petition interest in accordance with this paragraph and the paragraph below under the caption “—Post-Petition Interest” and/or adequate protection payments in accordance with this paragraph and clause (b) above in any insolvency or liquidation proceeding, and the First Lien Secured Parties may oppose such motions; provided that the First Lien Secured Parties will not raise any objection to a request by the Second Lien Secured Parties for post-petition interest and/or adequate protection payments in the form of (i) payment of interest on the Second Lien Obligations during the pendency of an insolvency or liquidation proceeding so long as the rate of interest so requested by the Second Lien Secured Parties does not exceed the default rate of interest applicable to the Second Lien Obligations immediately prior to the commencement of such insolvency or liquidation proceedings, (ii) the Second Lien Secured Parties retaining a Lien or Liens on the Collateral (including proceeds thereof arising after the commencement of such proceeding) with the same priority in relation to the First Lien Secured Parties as existed prior to the commencement of the insolvency or liquidation proceedings as contemplated by clause (b) above, (iii) the Second Lien Secured Parties receiving a replacement Lien or Liens on post-petition assets with the same priority relative to the First Priority Liens as existed immediately prior to the commencement of the insolvency or liquidation proceeding and (iv) a superpriority claim junior in all respects to the superpriority claims granted to the First Lien Secured Parties; provided that, if the Second Lien Secured Parties receive adequate protection payments in an insolvency or liquidation proceeding pursuant to the provisions described herein under the caption “—Insolvency and Liquidation Proceedings” (“Second Lien Bankruptcy Payments”), and the Discharge of First Lien Obligations has not occurred upon the effectiveness of the plan of reorganization for, or conclusion of, that insolvency or liquidation proceeding, then the Second Lien Secured Parties shall pay over to the First Lien Secured Parties an amount equal to the lesser of (i) the Second Lien Bankruptcy Payments and (ii) the amount of the shortfall in the payment in full of the First Lien Obligations.

Relief from the Automatic Stay. Prior to the expiration of the Standstill Period, the Collateral Agent, for itself and on behalf of the other Second Lien Secured Parties, will agree that, so long as the Discharge of First Lien Obligations has not occurred, no Second Lien Secured Party may, without the prior written consent of the First Lien Collateral Agent, seek or request relief from or modification of the automatic stay or any other stay in any insolvency or liquidation proceeding in respect of any part of the Collateral, any proceeds thereof or any Second Priority Lien.

Reorganization Securities. If, in any insolvency or liquidation proceeding, debt obligations of the reorganized debtor secured by Liens upon any property of the reorganized debtor are distributed, pursuant to a plan of reorganization or similar dispositive restructuring plan, on account of the First Lien Obligations and the notes and Note Guarantees, then, to the extent the debt obligations distributed on account of the First Lien Obligations and on account of the notes and Note Guarantees, the provisions of the Intercreditor Agreement will survive the distribution of such debt obligations pursuant to such plan and will apply with like effect to the Liens securing such debt obligations.

Post-Petition Interest. Neither the Collateral Agent nor any other Second Lien Secured Party may oppose or seek to challenge any claim by the First Lien Collateral Agent or any other First Lien Secured Party for allowance in any insolvency or liquidation proceeding of First Lien Obligations consisting of post-petition interest (including interest at the default rate), fees or expenses. Neither the First Lien Collateral Agent nor any other First Lien Secured Party shall oppose or seek to challenge any claim by the Collateral Agent or any other Second Lien Secured Party for allowance in any insolvency or liquidation proceeding of Second Lien Obligations consisting of post-petition interest (including interest at the default rate), fees or expenses so long as the First

Lien Secured Parties are receiving post-petition interest, fees or expenses in at least the same form being requested by the Second Lien Secured Parties and then only to the extent of the value of the Second Priority Lien of the Collateral Agent on behalf of the Second Lien Secured Parties on the Collateral (after taking into account the value of the First Priority Lien of the First Lien Collateral Agent on behalf of the First Lien Secured Parties on the Collateral); provided, however, to the extent that any such post-petition interest payments are later recharacterized as payments of principal by the applicable bankruptcy court, such payments shall, upon such recharacterization, be turned over to the First Lien Secured Parties in accordance with the applicable provisions of the Intercreditor Agreement and applied to the First Lien Obligations in accordance with the Intercreditor Agreement.

Certain Waivers by the Second Lien Secured Parties. The Collateral Agent, for itself and on behalf of the other Second Lien Secured Parties, will waive any claim any Second Lien Secured Party may have against any First Lien Secured Party arising out of the election by any First Lien Secured Party of the application of Section 111l(b)(2) of the Bankruptcy Code, or any comparable provision of any other bankruptcy law.

Certain Voting Matters. Each of the First Lien Collateral Agent, on behalf of the First Lien Secured Parties and the Collateral Agent on behalf of the Second Lien Secured Parties, agree that, without the written consent of the other, it will not seek to vote with the other as a single class in connection with any plan of reorganization in any insolvency or liquidation proceeding. Except as provided in this paragraph, nothing in any intercreditor agreement will be intended, or may be construed, to limit the ability of the Second Lien Secured Parties to vote on any plan of reorganization (including, without limitation, the right to vote to accept or reject any plan of partial or complete liquidation, reorganization, arrangement, composition or extension).

Postponement of Subrogation. The Intercreditor Agreement provides that the Collateral Agent will agree that no payment or distribution to any First Lien Secured Party pursuant to the provisions of the Intercreditor Agreement will entitle any Second Lien Secured Party to exercise any rights of subrogation in respect thereof until the Discharge of the First Lien Obligations shall have occurred.

Purchase Option. The Intercreditor Agreement provides that, following the occurrence of a “Purchase Option Event” (the definition of which will be agreed upon between the Collateral Agent and the First Lien Collateral Agent, but is expected to include the commencement of an insolvency or liquidation proceeding with respect to the Company), the Second Lien Secured Parties shall have the option, subject to criteria to be agreed upon, to require the First Lien Secured Parties to transfer and assign the First Lien Obligations to the Second Lien Secured Parties at par, subject to adjustments and arrangements to be agreed upon in respect of letters of credit and hedging and similar agreements.

Collateral Documents

Because we recently entered into the Credit Facility and the Intercreditor Agreement, the Issuers, the Guarantors and the Collateral Agent entered into collateral agreements and other documents granting, in favor of the Collateral Agent for the benefit of the holders of the notes, Second Priority Liens on the Collateral securing the notes and Note Guarantees, subject to certain exceptions and subject to Permitted Liens. Whether prior to or after the claims with respect to such Credit Facility and other Indebtedness secured by First Priority Liens in the Collateral have been paid in full, the Issuers and the Guarantors will be entitled to releases of assets included in the Collateral from the Liens securing the notes under any one or more of the following circumstances:

(1) if any Subsidiary that is a Guarantor is released from its Guarantee pursuant to the terms of the indenture, that Subsidiary’s assets will also be released from the Liens securing the notes;

(2) as described under “Amendment, Supplement or Waiver” below; or

(3) if required in accordance with the terms of the Intercreditor Agreement.

The Liens on all Collateral that will secure the notes and the Note Guarantees also will be released:

(1) if the Issuers exercise their legal defeasance option or covenant defeasance option as described below under “Legal Defeasance and Covenant Defeasance;”

(2) upon satisfaction and discharge of the indenture or payment in full of the principal of, and premium, if any, and accrued and unpaid interest on, the notes and all other Obligations that are then due and payable as provided below under the caption “Satisfaction and Discharge”; or

(3) as described under “Amendment, Supplement or Waiver” below.

Certain Bankruptcy and Other Limitations

The ability of the Collateral Agent and the holders to realize upon the Collateral may be subject to certain bankruptcy law limitations in the event of a bankruptcy. See the section entitled “Risk Factors—Risks Relating to the notes—In the event of a bankruptcy, the ability of the noteholders to realize upon the collateral will be subject to certain bankruptcy law limitations.” The ability of the Collateral Agent and the holders to foreclose on the Collateral may be subject to lack of perfection, the consent of third parties, prior Liens and practical problems associated with the realization of the Collateral Agent’s Lien on the Collateral.

Additionally, the Collateral Agent may need to evaluate the impact of the potential liabilities before determining to foreclose on Collateral consisting of real property (if any) because a secured creditor that holds a Lien on real property may be held liable under environmental laws for the costs of remediating or preventing release or threatened releases of hazardous substances at such real property. Consequently, the Collateral Agent may decline to foreclose on such Collateral or exercise remedies available if it does not receive indemnification to its satisfaction from the holders.

The Company and any New Parent are permitted to form new Restricted Subsidiaries and to transfer all or a portion of the Collateral to one or more of their Restricted Subsidiaries that are Domestic Subsidiaries; provided that each such new Domestic Subsidiary will be required to execute a Note Guarantee in respect of the Issuers’ obligations under the notes and the indenture and a supplement to the applicable collateral agreement granting to the Collateral Agent a Lien on the assets of such Domestic Subsidiary on the same basis and subject to the same limitations as described in this section.

So long as no Event of Default shall have occurred and be continuing, and subject to certain terms and conditions in the indenture and the Collateral Agreements (including, without limitation, the Intercreditor Agreement), each of any New Parent, the Issuers and the Guarantors will be entitled to receive all cash dividends, interest and other payments made upon or with respect to the Equity Interests of any of their respective Subsidiaries and to exercise any voting, consensual rights and other rights pertaining to such Collateral pledged by it. Upon the occurrence and during the continuance of an Event of Default, subject to the terms of the Intercreditor Agreement, upon notice and demand from the Collateral Agent, (a) all rights of any New Parent, the Issuers or such Guarantor, as the case may be, to exercise such voting, consensual rights, or other rights shall cease and all such rights shall become vested in the Collateral Agent, which, to the extent permitted by law, shall have the sole right to exercise such voting, consensual rights or other rights, (b) all rights of any New Parent, the Issuers or such Guarantor, as the case may be, to receive cash dividends, interest and other payments made upon or with respect to the Collateral shall cease, and such cash dividends, interest and other payments shall be paid to the Collateral Agent, and (c) the Collateral Agent may sell the Collateral or any part thereof in accordance with, and subject to the terms of, the Collateral Agreements. Subject to the Intercreditor Agreement, all funds distributed under the Collateral Agreements and received by the Collateral Agent for the ratable benefit of the holders shall be distributed by the Collateral Agent in accordance with the provisions of the indenture.

There can be no assurance that the proceeds from the sale of the Collateral remaining after the satisfaction of all Obligations owed pursuant to claims under the new Credit Facility or after the satisfaction of all other

Obligations in which any Collateral secures such other Obligations owing to the holders of other Liens which have priority over the Lien securing the notes would be sufficient to satisfy the obligations owed to the holders of the notes.

To the extent third parties hold Permitted Liens, such third parties may have rights and remedies with respect to the property subject to such Liens that, if exercised, could adversely affect the value of the Collateral. By its nature, some or all of the Collateral will be illiquid and may have no readily ascertainable market value and any sale of such Collateral separately from the assets of the Company as a whole may not be feasible. Accordingly, there can be no assurance that the Collateral can be sold in a short period of time, if salable. See “Risk Factors—Risks Relating to the notes—There may not be sufficient collateral to pay all or any of the notes.”

Optional Redemption

Optional Redemption Prior to February 15, 2012. At any time prior to February 15, 2012, the Issuers may redeem the notes, at their option, in whole or in part, upon not less than 30 nor more than 60 days’ prior notice, at a redemption price equal to 100% of the principal amount of notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest and Additional Interest, if any, to the date of redemption (the “Redemption Date”), subject to the rights of holders of notes on the relevant record date to receive interest due on the relevant interest payment date.

Optional Redemption on or After February 15, 2012. After February 15, 2012, the Issuers may redeem the notes, at their option, in whole or in part, upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Additional Interest, if any, to the Redemption Date, if redeemed during the twelve-month period beginning on February 15 of the years set forth below:

Year	Percentage
2012	105.750%
2013	102.875%
2014 and thereafter	100.000%

Optional Redemption Upon Equity Offerings. At any time, or from time to time, prior to February 15, 2011, the Issuers may, at their option, use an amount not to exceed the net cash proceeds of one or more Equity Offerings to redeem up to 35% of the aggregate principal amount of the notes originally issued under the indenture at a redemption price of 111.500% of the aggregate principal amount thereof plus accrued and unpaid interest thereon, to the date of redemption; provided that:

(1) at least 65% of the principal amount of notes originally issued under the indenture remains outstanding immediately after any such redemption; and

(2) the Issuers make such redemption not more than 45 days after the consummation of any such Equity Offering.

Mandatory Redemption

The Issuers are not required to make mandatory redemption or sinking fund payments with respect to the notes.

Repurchase at the Option of Holders

Change of Control

If a Change of Control occurs, each holder of notes will have the right to require the Issuers to repurchase all or any part (equal to minimum amounts of $2,000 and integral multiples of $1,000) of that holder’s notes pursuant to the offer described below (“Change of Control Offer”) on the terms set forth in the indenture. In the Change of Control Offer, the Issuers will offer a payment (the “Change of Control Payment”) in cash equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest and Additional Interest, if any, on the notes repurchased to the date of purchase, subject to the rights of holders of notes on the relevant record date to receive interest due on the relevant interest payment date that is on or prior to the date of repurchase. Within ten days following any Change of Control, the Issuers will send a notice to each holder and the trustee describing the transaction or transactions that constitute the Change of Control and offering to repurchase notes on the date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is sent (the “Change of Control Payment Date”), pursuant to the procedures required by the indenture and described in such notice. The Issuers will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the indenture, the Issuers will comply with the applicable securities laws and regulations and will not be deemed to have breached their obligations under the Change of Control provisions of the indenture by virtue of such compliance.

On or before the Change of Control Payment Date, the Issuers will, to the extent lawful:

(1) accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;

(2) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

(3) deliver or cause to be delivered to the trustee the notes properly accepted together with an officers’ certificate stating the aggregate principal amount of notes or portions of notes being purchased by the Issuers.

The paying agent will promptly send to each holder of notes properly tendered the Change of Control Payment for such notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any, with each such new note in a minimum principal amount of $2,000 and integral multiples of $1,000. The Issuers will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

The provisions described above that require the Issuers to make a Change of Control Offer following a Change of Control will be applicable whether or not any other provisions of the indenture are applicable. Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the holders of the notes to require that the Issuers repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

In addition, the Company could enter into certain transactions, including acquisitions, refinancings, or other recapitalizations, that could affect the Company’s capital structure or the value of the notes, but that would not constitute a Change of Control. The occurrence of a Change of Control may result in a default under the new Credit Facility or any future such facility and give the lenders thereunder the right to require the Issuers to repay all outstanding obligations thereunder. The Issuer’s ability to repurchase notes following a Change of Control may also be limited by the Issuers’ then existing financial resources.

The Issuers will not be required to make a Change of Control Offer upon a Change of Control if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by the Issuers and purchases all notes properly tendered and not withdrawn under the Change of Control Offer, or (2) notice of redemption has been given pursuant to the indenture as described above under the caption “—Optional Redemption,” unless and until there is a default in payment of the applicable redemption price.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of the Company or a New Parent, as applicable, and their respective Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require the Issuers to repurchase its notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of the Company or a New Parent, as applicable, and their respective Subsidiaries taken as a whole to another Person or group may be uncertain.

The agreements governing any New Parent’s, the Issuers’ and their Subsidiaries’ other Indebtedness contain, and future agreements may contain, prohibitions of certain events, including events that would constitute a Change of Control. The exercise by the holders of notes of their right to require the Issuers to repurchase the notes upon a Change of Control could cause a default under these other agreements, even if the Change of Control itself does not, due to the financial effect of such repurchases on the Issuers. In the event a Change of Control occurs at a time when the Issuers are prohibited from purchasing notes, the Issuers could seek the consent of their lenders to the purchase of notes or could attempt to refinance the borrowings that contain such prohibition. If the Issuers do not obtain a consent or repay those borrowings, the Issuers will remain prohibited from purchasing notes. In that case, the Issuers’ failure to purchase tendered notes would constitute an Event of Default under the indenture which could, in turn, constitute a default under the other Indebtedness. Finally, the Issuers’ ability to pay cash to the holders of notes upon a repurchase may be limited by the Issuers’ then existing financial resources. See “Risk Factors—Risks Relating to the notes—We may not be able to purchase the notes upon a change of control or to offer to repurchase the notes in connection with an asset sale required by the indenture.”

Asset Sales

Any New Parent will not, the Company will not and neither of them will permit any of their Restricted Subsidiaries to, consummate an Asset Sale unless:

(1) such New Parent, the Company or the Restricted Subsidiary, as the case may be, receives consideration at the time of the Asset Sale at least equal to the Fair Market Value of the assets or Equity Interests issued or sold or otherwise disposed of; and

(2) at least 75% of the consideration received in the Asset Sale by such New Parent, the Company or such Restricted Subsidiary, as the case may be, is in the form of cash or Cash Equivalents.

For purposes of this provision, each of the following will be deemed to be cash:

(a) any liabilities, as shown on such New Parent’s or the Company’s most recent combined or consolidated balance sheet, of such New Parent, the Company or any of their Restricted Subsidiaries (other than contingent liabilities and liabilities that are by their terms subordinated to the notes or any Note Guarantee) that are assumed by the transferee of any such assets or Equity Interests pursuant to a customary novation agreement that releases such New Parent, the Company or such Restricted Subsidiary, as the case may be, from further liability;

(b) any securities, notes or other obligations received by such New Parent, the Company or any of their Restricted Subsidiaries from such transferee that are contemporaneously, subject to ordinary settlement periods, converted by such New Parent, the Company or such Restricted Subsidiary, as the case may be, into cash, to the extent of the cash received in that conversion; and

(c) any stock or assets of the kind referred to in clauses (2) or (4) of the next paragraph of this covenant.

Within 365 days after the receipt of any Net Proceeds from an Asset Sale, any such New Parent, the Company or the applicable Restricted Subsidiary, as the case may be, shall apply such Net Proceeds:

(1) to repay Indebtedness and other Obligations under any Credit Facility, and if the Indebtedness repaid is revolving credit Indebtedness, such New Parent, the Company or applicable borrower or borrowers will be required to correspondingly reduce commitments with respect thereto;

(2) to acquire (including by merger or consolidation) all or substantially all of the assets of, or any Capital Stock of, another Permitted Business, if, after giving effect to any such acquisition of Capital Stock, the Permitted Business is or becomes a Restricted Subsidiary of any New Parent or of the Company;

(3) to make capital expenditures; or

(4) to acquire other assets that are not classified as current assets under GAAP and that are used or useful in a Permitted Business.

Pending the final application of any Net Proceeds, such New Parent, the Issuers or the applicable Restricted Subsidiary, as the case may be, may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in any manner that is not prohibited by the indenture.

Any Net Proceeds from Asset Sales that are not applied or invested as provided in the second paragraph of this covenant will constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $5.0 million, the Issuers will, within five days thereof, make an offer (the “Asset Sale Offer”) to all holders of notes and all holders of other Indebtedness that is pari passu with the notes containing provisions similar to those set forth in the indenture with respect to offers to purchase or redeem with the proceeds of sales of assets to purchase the maximum principal amount of notes and such other pari passu Indebtedness that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of the principal amount plus accrued and unpaid interest and Additional Interest, if any, to the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, the Company may use those Excess Proceeds for any purpose not otherwise prohibited by the indenture. If the aggregate principal amount of notes and other pari passu Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the trustee will select the notes and the Issuers or such other agent will select for such other pari passu Indebtedness to be purchased on a pro rata basis. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

Any New Parent will not, the Issuers will not and none of them will permit their Restricted Subsidiaries to, enter into or suffer to exist any agreement (other than any agreement governing Credit Facilities for Indebtedness permitted to be incurred pursuant to clause (1) of the second paragraph of the covenant “Incurrence of Indebtedness and Issuance of Preferred Stock”) that would place any restriction of any kind (other than pursuant to law or regulation) on the ability of the Issuers to make an Asset Sale Offer. Any agreement governing current or future credit facilities may contain prohibitions of certain events, including events that would constitute a Change of Control or an Asset Sale. In addition, the exercise by the holders of notes of their right to require the Issuers to repurchase the notes upon a Change of Control or Asset Sale could cause a default under these other agreements, even if the Change of Control or when Excess Proceeds exceed $5.0 million as described above itself does not, due to the financial effect of such repurchases on the Issuers. Finally, the Issuer’s ability to pay cash to the holders of notes upon a repurchase may be limited by the Issuers’ then existing financial resources.

The Issuers will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the indenture, the Issuers will comply with the applicable securities laws and regulations and will not be deemed to have breached their obligations under the Asset Sale provisions of the indenture by virtue of such compliance.

Excess Cash Flow Offer

If any New Parent and its Restricted Subsidiaries or the Company and its Restricted Subsidiaries has Excess Cash Flow for any fiscal year commencing with the fiscal year ending December 31, 2008, each holder will have the right to require the Issuers to repurchase all or any part of that holder’s notes (in minimum amounts of $2,000 and integral multiples of $1,000) at a purchase price in cash equal to 101% of the principal amount of the notes repurchased, plus any accrued and unpaid interest and Additional Interest, if any, to the date of purchase (subject to the rights of holders of notes on the relevant record date to receive interest due on the relevant interest payment date that is on or prior to the date of repurchase), with 50% of Excess Cash Flow of such New Parent and its Restricted Subsidiaries or the Company and its Restricted Subsidiaries, in each case, on a consolidated basis for such fiscal year (less the amount of any open market purchases and any redemptions of notes pursuant to the indenture made during such fiscal year).

Within 90 days after the end of any fiscal year, commencing with the fiscal year ending December 31, 2008, the Issuers will send a notice to each holder and the trustee describing the offer to repurchase notes with Excess Cash Flow (the “Excess Cash Flow Offer”) and offering to purchase notes on the date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is sent. The Issuers will be required to purchase notes validly tendered in response to an Excess Cash Flow Offer in accordance with the procedures set forth in the indenture and such notice. The Issuers will not be required to make an Excess Cash Flow Offer if the Excess Cash Flow for such relevant fiscal year is less than $5.0 million. With respect to each Excess Cash Flow Offer, the Issuers shall be entitled to reduce the applicable amount of the Excess Cash Flow Offer (the “Excess Cash Flow Offer Amount”) with respect theretofore by the aggregate repurchase price of any notes therefore repurchased by the Issuers in the open market or redeemed by the Issuers pursuant to the indenture (to the extent such amount has not previously reduced any Excess Cash Flow Offer Amount). If the aggregate principal amount of notes tendered pursuant to an Excess Cash Flow Offer exceeds the Excess Cash Flow Offer Amount, the trustee will select the notes to be accepted for purchase on a pro rata basis. If the aggregate repurchase price of notes tendered pursuant to an Excess Cash Flow Offer is less than the applicable Excess Cash Flow Offer Amount, the Issuers may, subject to the other provisions of the Indenture, use any such Excess Cash Flow for any purpose not otherwise prohibited by the indenture.

The Issuers will comply with the requirements of Rule 14a-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of notes pursuant to an Excess Cash Flow Offer. To the extent that the provisions of any securities laws or regulations conflict with these provisions of the indenture, the Issuers will comply with the applicable securities laws and regulations and will not be deemed to have breached their obligations under these provisions of the indenture by virtue of such compliance.

Selection and Notice

If less than all of the notes are to be redeemed at any time, the trustee will select notes for redemption on a pro rata basis, by lot or by such other method as the trustee considers fair and appropriate, unless otherwise required by law or applicable stock exchange requirements.

No notes of $2,000 or less can be redeemed in part. Notices of redemption will be mailed by first class mail or sent electronically at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address, except that redemption notices may be sent more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the indenture. Notices of redemption may not be conditional.

If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount of that note that is to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the holder of notes upon cancellation of the original notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes or portions of notes called for redemption.

Certain Covenants

Restricted Payments

Any New Parent will not, the Company will not and neither of them will permit any of their Restricted Subsidiaries to directly or indirectly:

(1) declare or pay any dividend or make any other payment or distribution on account of such New Parent’s or the Company’s Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving such New Parent or the Company) or to the direct or indirect holders of such New Parent’s or the Company’s Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of such New Parent or the Company or dividends, payments or distributions by the Company to any such New Parent), as the case may be;

(2) purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving any such New Parent or the Company) any Equity Interests of such New Parent or the Company or any other direct or indirect parent of the Company;

(3) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness of such New Parent, the Company or any Guarantor that is contractually subordinated to the notes or to any Note Guarantee (excluding any intercompany Indebtedness between or among such New Parent, the Company and any of their Restricted Subsidiaries), except a payment of interest or principal at the Stated Maturity thereof; or

(4) make any Restricted Investment

(all such payments and other actions set forth in these clauses (1) through (4) above being collectively referred to as “Restricted Payments”),

unless, at the time of and after giving effect to such Restricted Payment:

(1) no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment;

(2) any such New Parent or the Company, as the case may be, would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock;” and

(3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by such New Parent, the Company and their Restricted Subsidiaries, as the case may be, since the date of the indenture (excluding Restricted Payments permitted by clauses (2) through (10) of the next succeeding paragraph), is less than the sum, without duplication, of:

(a) 50% of the Consolidated Net Income of such New Parent or the Company, as the case may be, for the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing after the date of the indenture to the end of such New Parent’s or the Company’s, as the case may be, most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit); plus

(b) subject to clause (2) of the next succeeding paragraph, 100% of the aggregate net cash proceeds received by such New Parent or the Company, as the case may be, since the date of the indenture as a contribution to its common equity capital or from the issue or sale of Equity Interests of such New Parent or the Company (other than Disqualified Stock), as the case may be, or from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of such New Parent or the Company, as the case may be, that have been converted into or exchanged for such Equity Interests (other than any such Equity Interests, Disqualified Stock or convertible or exchangeable debt securities sold to a Subsidiary of the Company); plus

(c) to the extent that any Restricted Investment that was made after the date of the indenture is sold for cash or otherwise liquidated or repaid for cash, the lesser of (i) the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any) and (ii) the initial amount of such Restricted Investment; plus

(d) to the extent that any Unrestricted Subsidiary of such New Parent or the Company designated as such after the date of the indenture is redesignated as a Restricted Subsidiary after the date of the indenture, the lesser of (i) the Fair Market Value of such New Parent’s or the Company’s Investment in such Subsidiary, as the case may be, as of the date of such redesignation or (ii) such Fair Market Value as of the date on which such Subsidiary was originally designated as an Unrestricted Subsidiary after the date of the indenture; plus

(e) 50% of any dividends received by such New Parent, the Company or any of their Restricted Subsidiaries, as the case may be, after the date of the indenture from an Unrestricted Subsidiary of such New Parent or the Company, to the extent that such dividends were not otherwise included in the Consolidated Net Income of such New Parent or the Company, as the case may be, for such period.

So long as no Default has occurred and is continuing or would be caused thereby (provided that with respect to clause (9) below, the no Default limitation is not required), the preceding provisions will not prohibit:

(1) the payment of any dividend or distribution or the consummation of any irrevocable redemption within 60 days after the date of declaration of the dividend or distribution or giving of the redemption notice, as the case may be, if at the date of declaration or notice, the dividend, distribution or redemption payment would have complied with the provisions of the indenture;

(2) the making of any Restricted Payment in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of any such New Parent or the Company, as the case may be) of, Equity Interests of such New Parent or the Company (other than Disqualified Stock), as the case may be, or from the substantially concurrent contribution of common equity capital to such New Parent or the Company, as the case may be; provided that the amount of any such net cash proceeds that are utilized for any such Restricted Payment will be excluded from clause (3)(b) of the preceding paragraph;

(3) the repurchase, redemption, defeasance or other acquisition or retirement for value of Indebtedness of such New Parent, the Company or any Guarantor that is contractually subordinated to the notes or to any Note Guarantee with the net cash proceeds from a substantially concurrent incurrence of Permitted Refinancing Indebtedness;

(4) the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of such New Parent, the Company or any of their Restricted Subsidiaries held by any current or former officer, director or employee of such New Parent, the Company or any of their Restricted Subsidiaries, as the case may be, pursuant to an agreement approved by the Board of Directors of such New Parent or the Company, as the case may be; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests may not exceed $500,000 in any twelve-month period;

(5) the repurchase of Equity Interests deemed to occur upon the exercise of stock options to the extent such Equity Interests represent a portion of the exercise price of those stock options or the repurchase of stock appreciation rights by way of cashless exercise or in connection with the satisfaction of withholding tax obligations;

(6) the declaration and payment of regularly scheduled or accrued dividends to holders of any class or series of Disqualified Stock of such New Parent, the Company or any of their Restricted Subsidiaries issued after the date of the indenture in accordance with the Fixed Charge Coverage Ratio test described below under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock;”

(7) in connection with an acquisition by such New Parent, the Company or any of their Restricted Subsidiaries, the return to such New Parent, the Company or any of their Restricted Subsidiaries, as the case may be, of Equity Interests of such New Parent, the Company or such Restricted Subsidiary constituting a portion of the purchase price consideration in settlement of indemnification claims;

(8) the purchase by such New Parent or the Company of fractional shares of Equity Interests arising out of stock dividends, splits or combinations or business combinations;

(9) Permitted Tax Distributions; and

(10) other Restricted Payments in an aggregate amount not to exceed $5.0 million since the date of the indenture.

The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by such New Parent, the Company or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The Fair Market Value of any assets or securities that are required to be valued by this covenant will be determined by the Board of Directors of such New Parent or the Company, whichever entity is then the ultimate parent company, whose resolution with respect thereto will be delivered to the trustee. Such Board of Directors’ determination must be based upon an opinion or appraisal issued by a reputable accounting, appraisal or investment banking firm if the Fair Market Value exceeds $5.0 million.

Incurrence of Indebtedness and Issuance of Preferred Stock

Any New Parent will not, the Company will not and neither of them will permit any of their Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt), and any such New Parent or the Company will not issue any Disqualified Stock and neither of them will permit any of their Restricted Subsidiaries to issue any shares of preferred stock; provided, however, that such New Parent or the Company, whichever entity is then the ultimate parent company, may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock, and the Guarantors may incur Indebtedness (including Acquired Debt) or issue preferred stock, if the Fixed Charge Coverage Ratio for such New Parent’s or the Company’s, as the case may be, most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or such preferred stock is issued, as the case may be, would have been at least 2.5 to 1 until December 31, 2009 and 3.0 to 1 thereafter, in each case, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the Disqualified Stock or the preferred stock had been issued, as the case may be, at the beginning of such four-quarter period.

The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness (collectively, “Permitted Debt”):

(1) the incurrence by such New Parent, the Company and any Guarantor of additional Indebtedness and letters of credit under any Credit Facility (i) in an aggregate principal amount at any one time outstanding under this clause (1) (with letters of credit being deemed to have a principal amount equal to the maximum stated amount thereof of the Company and its Restricted Subsidiaries thereunder) not to exceed $20.0 million, less the aggregate amount of all Net Proceeds of Asset Sales applied by any such New Parent, the Company or any of their Restricted Subsidiaries since the date of the indenture to repay any term Indebtedness under a Credit Facility or to repay any revolving credit Indebtedness under a Credit Facility and in each case, effect a corresponding commitment reduction thereunder pursuant to the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales;”

(2)(A) the incurrence by any such New Parent, the Company and their Restricted Subsidiaries of Existing Indebtedness and (B) encumbrances or restrictions existing under agreements existing on the date of the indenture as in effect on that date;

(3) the incurrence by any such New Parent, the Company and the Guarantors of Indebtedness represented by the notes and the related Note Guarantees to be issued on the date of the indenture and the exchange notes and the related Note Guarantees to be issued pursuant to the registration rights agreement;

(4) the incurrence by any such New Parent, the Company or any of their Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of design, construction, installation or improvement of property, plant or equipment used in the business of any such New Parent, the Company or any of their Restricted Subsidiaries, as the case may be, in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (4), not to exceed $10.0 million at any time outstanding;

(5) the incurrence by any such New Parent, the Company or any of their Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge any Indebtedness (other than intercompany Indebtedness) that was permitted by the indenture to be incurred under the first paragraph of this covenant or clauses (2), (3), (4), (5) or (12) of this paragraph;

(6) the incurrence by any such New Parent, the Company or any of their Restricted Subsidiaries of intercompany Indebtedness between or among such New Parent, the Company and any of their Restricted Subsidiaries; provided, however, that:

(a) if such New Parent, the Company or any Guarantor is the obligor on such Indebtedness and the payee is not such New Parent, the Company or a Guarantor, such Indebtedness must be expressly subordinated to the prior payment in full in cash of all Obligations then due with respect to the notes and the Note Guarantees; and

(b) any (i) subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than such New Parent, the Company or any of their Restricted Subsidiaries, or (ii) sale or other transfer of any such Indebtedness to a Person that is not any of such New Parent, the Company or any of their Restricted Subsidiaries, will be deemed, in each case, to constitute an incurrence of such Indebtedness by such New Parent, the Company or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);

(7) the issuance by any such New Parent’s or the Company’s Restricted Subsidiaries to such New Parent, the Company or to any of their Restricted Subsidiaries of shares of preferred stock; provided, however, that any

(a) subsequent issuance or transfer of Equity Interests that results in any such preferred stock being held by a Person other than such New Parent, the Company or such Restricted Subsidiary, or (b) sale or other transfer of any such preferred stock to a Person that is not any of such New Parent, the Company or such Restricted Subsidiary, will be deemed, in each case, to constitute an issuance of such preferred stock by such Restricted Subsidiary that was not permitted by this clause (7);

(8) the incurrence by any such New Parent, the Company or any of their Restricted Subsidiaries of Hedging Obligations in the ordinary course of business;

(9) the guarantee by any such New Parent, the Company or any of the Guarantors of Indebtedness of such New Parent, the Company or any of their Restricted Subsidiaries, as the case may be, that was permitted to be incurred by another provision of this covenant; provided that if the Indebtedness being guaranteed is subordinated to or pari passu with the notes, then the Guarantee shall be subordinated or pari passu, as applicable, to the same extent as the Indebtedness guaranteed;

(10) the incurrence by any such New Parent, the Company or any of their Restricted Subsidiaries of Indebtedness in respect of workers’ compensation claims, self-insurance obligations, bankers’ acceptances, bids, performance and surety bonds in the ordinary course of business, including Guarantees or obligations of such New Parent, the Company or such Restricted Subsidiary, as the case may be, with respect to letters of credit supporting such bid, performance or surety obligations (in each case other than for an obligation for money borrowed);

(11) the incurrence by any such New Parent, the Company or any of their Restricted Subsidiaries of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds, so long as such Indebtedness is covered within five business days; and

(12) the incurrence by any such New Parent, the Company or any of the Guarantors of additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to extend, renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (12), not to exceed $5.0 million at any one time outstanding after giving pro forma effect to such incurrence and the application of the proceeds therefrom.

Any New Parent and the Issuers will not incur, and will not permit any Guarantor to incur, any Indebtedness (including Permitted Debt) that is contractually subordinated in right of payment to any other Indebtedness of such New Parent, the Issuers or such Guarantor unless such Indebtedness is also contractually subordinated in right of payment to the notes and the applicable Note Guarantee on substantially identical terms; provided, however, that no Indebtedness will be deemed to be contractually subordinated in right of payment to any other Indebtedness of the Issuers solely by virtue of being unsecured or by virtue of being secured on a first or junior Lien basis.

For purposes of determining compliance with this “Incurrence of Indebtedness and Issuance of Preferred Stock” covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (12) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, any such New Parent or the Company, as the case may be, will be permitted to classify such item of Indebtedness on the date of its incurrence, or later reclassify all or a portion of such item of Indebtedness, in any manner that complies with this covenant, and such item of Indebtedness will be treated as having been incurred pursuant to such category. Indebtedness under Credit Facilities outstanding on the date on which notes are first issued and authenticated under the indenture will initially be deemed to have been incurred on such date in reliance on the exception provided by clause (1) of the definition of Permitted Debt. The accrual of interest, the accretion or amortization of original issue discount, if applicable, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, the reclassification of preferred stock as

Indebtedness due to a change in accounting principles, and the payment of dividends on Disqualified Stock in the form of additional shares of the same class of Disqualified Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock for purposes of this covenant; provided, in each such case, that the amount of any such accrual, accretion or payment is included in Fixed Charges of such New Parent or the Company, as the case may be, as accrued. Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that any such New Parent, the Company or any Restricted Subsidiary may incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in exchange rates or currency values.

The amount of any Indebtedness outstanding as of any date will be:

(1) the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount;

(2) the principal amount of the Indebtedness, in the case of any other Indebtedness; and

(3) in respect of Indebtedness of another Person secured by a Lien on the assets of the specified Person, the lesser of:

(a) the Fair Market Value of such assets at the date of determination; and

(b) the amount of the Indebtedness of the other Person.

Limitation on Capital Expenditures

Any New Parent will not, the Company will not and neither of them will permit any of their Restricted Subsidiaries to make or commit to make any Capital Expenditure, except Adjusted Capital Expenditures not exceeding the amount set forth below for such period, provided that the amount of Adjusted Capital Expenditures permitted in any fiscal year may increase beyond the amount set forth below by the sum of the amounts contained in the second clause (3) of the first paragraph of the “Restricted Payments” covenant provided that any such increase in Adjusted Capital Expenditures made with such amount will be excluded from the sum of the amounts in such clause (3):

Period	Amount

Fiscal Year ending December 31, 2008	$89 million plus or minus the amount by which Consolidated Cash Flow for the year ending December 31, 2007 exceeds or falls below, respectively, $70 million

Fiscal Year ending December 31, 2009	$70 million plus or minus the amount by which Consolidated Cash Flow for the year ending December 31, 2008 exceeds or falls below, respectively, $110 million

Fiscal Year ending December 31, 2010	$85 million plus or minus the amount by which Consolidated Cash Flow for the year ending December 31, 2009 exceeds or falls below, respectively, $130 million

Fiscal Year ending December 31, 2011	$115 million plus or minus the amount by which Consolidated Cash Flow for the year ending December 31, 2010 exceeds or falls below, respectively, $160 million

Fiscal Year ending December 31, 2012	$135 million plus or minus the amount by which Consolidated Cash Flow for the year ending December 31, 2011 exceeds or falls below, respectively, $200 million

Fiscal Year ending December 31, 2013	$135 million plus or minus the amount by which Consolidated Cash Flow for the year ending December 31, 2012 exceeds or falls below, respectively, $240 million

Fiscal Year ending December 31, 2014	$150 million plus or minus the amount by which Consolidated Cash Flow for the year ending December 31, 2013 exceeds or falls below, respectively, $280 million

Period ending February 15, 2015	The product of (a) 12.6% and (b) $150 million plus or minus the amount by which Consolidated Cash Flow for the year ending December 31, 2014 exceeds or falls below, respectively, $320 million

Liens

Any New Parent will not, the Company will not and neither of them will permit any of their Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien of any kind on any asset now owned or hereafter acquired, except Permitted Liens.

Dividend and Other Payment Restrictions Affecting Subsidiaries

Any New Parent will not, the Company will not and neither of them will permit any of their Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1) pay dividends or make any other distributions on its Capital Stock to any such New Parent, the Company or any of their Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any Indebtedness owed to any such New Parent, the Company or any of their Restricted Subsidiaries;

(2) make loans or advances to any such New Parent, the Company or any of their Restricted Subsidiaries; or

(3) sell, lease or transfer any of its properties or assets to any such New Parent, the Company or any of their Restricted Subsidiaries.

However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1) agreements governing Existing Indebtedness and Credit Facilities as in effect on the date of the indenture and any amendments, restatements, modifications, renewals, supplements, extensions, refundings, replacements or refinancings of those agreements; provided that the amendments, restatements, modifications, renewals, supplements, extensions, refundings, replacements or refinancings are not materially more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in those agreements on the date of the indenture;

(2) the indenture, the notes and the Note Guarantees;

(3) applicable law, rule, regulation or order;

(4) any instrument governing Indebtedness or Capital Stock of a Person acquired by any such New Parent, the Company or any of their Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness or Capital Stock was incurred or issued in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the indenture to be incurred;

(5) customary non-assignment provisions in leases, contracts and licenses entered into in the ordinary course of business, including by reason of customary provisions restricting the transfer of copyrighted or patented materials consistent with industry practice;

(6) purchase money obligations for property acquired in the ordinary course of business and Capital Lease Obligations that impose restrictions on the property purchased or leased of the nature described in clause (3) of the preceding paragraph;

(7) any agreement for the sale or other disposition of a Restricted Subsidiary or assets that restricts distributions by that Restricted Subsidiary pending the sale or other disposition;

(8) Permitted Refinancing Indebtedness; provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

(9) Liens permitted to be incurred under the provisions of the covenant described above under the caption “—Liens” that limit the right of the debtor to dispose of the assets subject to such Liens;

(10) provisions limiting the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements and other similar agreements entered into with the approval of the Board of Directors of any such New Parent or the Company, whichever entity is then the ultimate parent company, which limitation is applicable only to the assets that are the subject of such agreements;

(11) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business; and

(12) any instrument governing Indebtedness of a Foreign Subsidiary; provided that such Indebtedness was not prohibited by the terms of the indenture.

Merger, Consolidation or Sale of Assets

Any New Parent will not and the Company will not, directly or indirectly: (1) consolidate or merge with or into another Person (whether or not any such New Parent or the Company, as the case may be, is the surviving corporation); or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of either (a) the Company and its Restricted Subsidiaries taken as a whole or (b) any such New Parent and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person, unless:

(1) either: (a) such New Parent is the Surviving Corporation in a transaction with such New Parent, (b) the Company is the surviving corporation in a transaction with the Company; or (c) the Person formed by or surviving any such consolidation or merger (if other than such New Parent or the Company) or to which such sale, assignment, transfer, conveyance or other disposition has been made is a corporation or limited liability company organized or existing under the laws of the United States, any state of the United States or the District of Columbia; provided that if the Person formed by or surviving any such consolidation or merger or the Person to which such sale, assignment, transfer, conveyance or other disposition has been made is not a corporation and Capital would not then be a co-issuer of the notes, such Person causes a corporation to co-issue the notes in the same way as Capital will do so on the Issue Date and causes such corporation to enter into the “Restrictions on Activities of Capital” covenant;

(2) the Person formed by or surviving any such consolidation or merger (if other than such New Parent or the Company) or the Person to which such sale, assignment, transfer, conveyance or other disposition has been made assumes all the obligations of the Company under the notes, the indenture and the registration rights agreement pursuant to a supplemental indenture;

(3) immediately after such transaction, no Default or Event of Defaults exists; and

(4) such New Parent, the Company or the Person, as the case may be, formed by or surviving any such consolidation or merger (if other than such New Parent or the Company, as the case may be), or to which such sale, assignment, transfer, conveyance or other disposition has been made would, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock.”

In addition, neither any such New Parent nor the Company will directly or indirectly, lease all or substantially all of the properties and assets of it and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to any other Person.

There is a limited body of case law interpreting the phrase “substantially all,” and there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances, there may be a degree of uncertainty as to whether a particular transaction would involve “all or substantially all” of the assets of any such New Parent or the Company.

This “Merger, Consolidation or Sale of Assets” covenant:

(1) will not apply to a merger of any such New Parent or the Company with an Affiliate solely for the purpose of reincorporating such New Parent or the Company, as the case may be, in another jurisdiction;

(2) will not apply to any consolidation or merger, or any sale, assignment, transfer, conveyance, lease or other disposition of assets between or among any such New Parent, the Company and their Restricted Subsidiaries or between or among Restricted Subsidiaries;

(3) will apply, for the avoidance of doubt, to a sale, assignment, transfer, conveyance or other disposition of the Equity Interests of the Company by any such New Parent.

Transactions with Affiliates

Any New Parent will not, the Company will not and neither of them will permit any of their Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of such New Parent or the Company, as the case may be (each, an “Affiliate Transaction”), unless:

(1) the Affiliate Transaction is on terms that are no less favorable to such New Parent, the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by such New Parent, the Company or such Restricted Subsidiary, as the case may be, with an unrelated Person or, if there is no such comparable transaction, on terms that are fair and reasonable to such New Parent, the Company or such Restricted Subsidiary and reflect an arms’-length negotiation as determined by the Independent Directors;

(2) the Company delivers to the trustee:

(a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $500,000, whether or not subject to the following clause (2)(b), a resolution of the Board of Directors of such New Parent or the Company, whichever is then the ultimate parent company, set forth in an officers’ certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members of such Board of Directors who are Independent Directors; and

(b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $2.5 million, an opinion as to the fairness to such New Parent, the Company or such Restricted Subsidiary, as the case may be, of such Affiliate Transaction from a financial point of view issued by a reputable accounting, appraisal or investment banking firm.

The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1) any employment agreement, employee benefit plan, officer or director indemnification agreement or any similar arrangement entered into by any such New Parent, the Company or any of their Restricted Subsidiaries in the ordinary course of business and payments pursuant thereto;

(2) transactions between or among any such New Parent, the Company and/or their Restricted Subsidiaries;

(3) transactions with a Person (other than an Unrestricted Subsidiary of the Company) that is an Affiliate of any such New Parent or the Company solely because such New Parent or the Company, as the case may be, owns, directly or through a Restricted Subsidiary, an Equity Interest in, or controls, such Person;

(4) payment of reasonable directors’ fees to Persons who are not employees of any such New Parent or the Company, whichever entity is then the ultimate parent company;

(5) any issuance of Equity Interests (other than Disqualified Stock) of any such New Parent or the Company, whichever entity is then the ultimate parent company, to Affiliates of such New Parent or the Company;

(6) Restricted Payments that do not violate the provisions of the indenture described above under the caption “—Restricted Payments;”

(7) loans or advances to employees in the ordinary course of business not to exceed $500,000 in the aggregate at any one time outstanding;

(8) registration rights or similar agreements with officers, directors or significant shareholders of any such New Parent or the Company, whichever entity is then the ultimate parent company, provided that any such registration rights do not materially interfere with or impede the rights granted to holders under the registration rights agreement;

(9) Permitted Tax Distributions;

(10) Permitted Affiliate Leases; and

(11) Permitted Affiliate Store Transactions.

Business Activities

The Company will not, and will not permit any of its Restricted Subsidiaries to, engage in any business other than Permitted Businesses, except to such extent as would not be material to the Company and its Restricted Subsidiaries taken as a whole; and any New Parent will engage only in Permitted New Parent Businesses.

Additional Note Guarantees

If any New Parent, the Company or any of their Restricted Subsidiaries acquires or creates another Domestic Subsidiary after the date of the indenture that is not declared by the Board of Directors of such New Parent or the Company, whichever entity is then the ultimate parent company, to be an Unrestricted Subsidiary, then such New Parent or the Company, whichever entity is then the ultimate parent company, will (1) cause that newly acquired or created Domestic Subsidiary to (a) execute a supplemental indenture pursuant to which it becomes a Guarantor and (b) execute an amendment to the registration rights agreement pursuant to which it becomes subject to the obligations of a Guarantor thereunder, and (2) deliver an opinion of counsel and officers’ certificate satisfactory to the trustee, in each case within 10 business days of the date on which the Domestic Subsidiary was acquired or created; provided that any Domestic Subsidiary that constitutes an Immaterial Subsidiary need not become a Guarantor until such time as it ceases to be an Immaterial Subsidiary.

Designation of Restricted and Unrestricted Subsidiaries

The Board of Directors of any New Parent or the Company, whichever entity is then the ultimate parent company, may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate Fair Market Value of all outstanding Investments owned by such New Parent, the Company and their Restricted Subsidiaries in the Subsidiary designated as Unrestricted will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under the covenant described above under the caption “—Restricted Payments” or under one or more clauses of the definition of Permitted Investments, as determined by such New Parent or the Company, as the case may be. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. As of the Issue Date, all Subsidiaries of the Company will be Restricted Subsidiaries.

If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary and will be deemed as of the date of such failure to be a Restricted Subsidiary for purposes of the indenture. In that event, any Indebtedness of such Subsidiary will be deemed to be incurred by such Restricted Subsidiary of any such New Parent or the Company as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock,” such New Parent, the Company or both of them, as the case may be, will be in default of such covenant.

The Board of Directors of a New Parent or the Company, whichever entity is then the ultimate parent company, may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary of such New Parent or the Company, as the case may be; provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of such New Parent or the Company of any outstanding Indebtedness of such Unrestricted Subsidiary, and such designation will only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock,” calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; and (2) no Default or Event of Default would be in existence following such designation.

Any change in the designation of a Subsidiary of a New Parent or the Company as an Unrestricted Subsidiary or as a Restricted Subsidiary, as the case may be, will be evidenced by such New Parent or the Company, whichever entity is then the ultimate parent company, to the trustee by filing with the trustee a certified copy of a resolution of its Board of Directors giving effect to such designation and an officers’ certificate certifying that such designation complied with the preceding conditions and was permitted by the applicable covenants above.

Payments for Consent

No New Parent, the Company or any of their Restricted Subsidiaries shall, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any holder of notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture or the notes unless such consideration is offered to be paid and is paid to all holders of the notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Impairment of Security Interest

Subject to the Intercreditor Agreement, no New Parent, Issuer or any of their Restricted Subsidiaries will take or omit to take any action which would adversely affect or impair in any material respect the Liens in favor of the Collateral Agent with respect to the Collateral, except as otherwise permitted or required by the Collateral Agreements or the indenture. No New Parent, Issuer or any of their Restricted Subsidiaries will enter into any agreement that requires the proceeds received from any sale of Collateral to be applied to repay, redeem, defease or otherwise acquire or retire any Indebtedness of any Person, other than as permitted by the indenture and the Collateral Agreements (including the Intercreditor Agreement). Any New Parent and the Issuers shall and they shall cause each Guarantor to, at their sole cost and expense, execute and deliver all such agreements and instruments and take all further action as the Collateral Agent or the trustee shall reasonably request to more fully or accurately describe the property intended to be Collateral or the obligations intended to be secured by the Collateral Agreements. Any New Parent and the Issuers shall, and they shall cause each Guarantor to, at their sole cost and expense, file any such notice filings or other agreements or instruments as may be reasonably necessary or desirable under applicable law to perfect the Liens created by the Collateral Agreements.

Real Estate Mortgages and Filings

With respect to any real property other than the Disposal Well Assets and Excluded Collateral (individually and collectively, the “Premises”) owned by any New Parent, the Company or a Domestic Subsidiary on the date of the indenture with a Fair Market Value in excess of $500,000 and with respect to any such property to be acquired by any such New Parent, the Company or a Domestic Subsidiary after the date of the indenture with a purchase price in excess of $500,000 (within 90 days of the acquisition thereof), such New Parent or the Company, whichever entity is then the ultimate parent company, shall deliver to the Collateral Agent (subject to the terms of the Intercreditor Agreement):

(1) fully executed counterparts of Mortgages, duly executed by such New Parent, the Company or the applicable Domestic Subsidiary, together with evidence of the completion (or satisfactory arrangements for the completion), of all recordings and filings of such Mortgage as may be necessary to create a valid, perfected Lien, (subject to no liens other than Permitted Liens) against the properties purported to be covered thereby;

(2) mortgagee’s title insurance policies in favor of the Collateral Agent, as mortgagee for the ratable benefit of the Collateral Agent, the trustee and the Holders in an amount equal to 100% of the Fair Market Value of the Premises purported to be covered by the related Mortgage, insuring that title to such property is indefeasible and that the interests created by the Mortgage constitute valid Liens thereon free and clear of all Liens, defects and encumbrances other than Permitted Liens together with typical endorsements, coinsurance and reinsurance and shall be accompanied by evidence of the payment in full of all premiums thereon;

(3) with respect to each of the covered Premises, the most recent survey of such Premises, together with either (i) an updated survey certification in favor of the trustee and the Collateral Agent from the applicable surveyor stating that, based on a visual inspection of the property and the knowledge of the surveyor, there has been no change in the facts depicted in the survey or (ii) an affidavit from such New Parent, the Company and the Guarantors, as the case may be, stating that there has been no change sufficient for the title insurance company to remove all standard survey exceptions and issue the endorsements; and

(4) an opinion from local counsel and special regulatory counsel in each state where a Premises is located in form and substance reasonably satisfactory to the Collateral Agent and covering typical collateral matters, including without limitation, the enforceability of the relevant Mortgages.

Disposal Well Mortgages and Filings

With respect to any Disposal Well Assets owned by the Company or a Domestic Subsidiary on the date of the indenture, or acquired by any New Parent, the Company or a Domestic Subsidiary after the date of the indenture, subject to the immediately succeeding paragraph, excluding in all cases Excluded Collateral: (1) such New Parent or the Company, whichever entity is then the ultimate parent company, shall deliver to the Collateral Agent, as mortgagee, fully executed counterparts of Mortgages or amendments and supplements to prior Mortgages, duly executed by such New Parent or the Company or the applicable Domestic Subsidiary, as the case may be (together with evidence of the completion–or satisfactory arrangements for the completion–of all recordings and filings of such instruments), as may be necessary to create a valid, perfected Lien (subject to no Liens other than Permitted Liens) on such Disposal Well Assets; and (2) such New Parent or the Company, whichever entity is then the ultimate parent company, shall deliver to the Collateral Agent an opinion from local counsel in each state where such Disposal Well Assets are located, covering typical matters, including without limitation, the enforceability of the relevant Mortgage, as it may be supplemented or amended.

Each such Mortgage, amendment or supplement shall be delivered by the Company promptly after such Mortgage, amendment or supplement is entered into by the parties thereto, but in no event later than (1) 45 days either (a) after the acquisition of such Disposal Well Assets by any such New Parent, the Company or a Domestic Subsidiary or (b) if such Disposal Well Assets were previously Excluded Collateral but have ceased to be Excluded Collateral, after such cessation or (2) the first business day of each fiscal quarter after such acquisition or cessation; provided that if, prior to such date, such New Parent, the Company or a Domestic Subsidiary grants a Lien on such Disposal Well Assets to secure any applicable Credit Facility or any other Indebtedness secured by a first priority security interest in the Collateral, such Mortgage, amendment or supplement must be delivered to the Collateral Agent at the same time as such grant to secure the first priority Liens.

With respect to any Disposal Well Assets owned by the Company or a Domestic Subsidiary on, or acquired after the date of, the indenture that are situated on real property for which the Company or any Domestic Subsidiary has not entered into a written lease or does not otherwise have a written leasehold interest therein, the Company shall, and shall cause any applicable Domestic Subsidiary to, use its reasonable best efforts to (1) enter into such leases on commercially reasonable terms to permit the applicable collateral agent to take a perfected security interest in such Disposal Well Assets and/or such leasehold interest, as the case may be, and (2) perform the covenant contained in the first paragraph of this covenant.

Leasehold Mortgages and Filings; Landlord Waivers

Any New Parent, the Company and each of their Domestic Subsidiaries shall deliver Mortgages with respect to such New Parent’s, the Company’s and such Domestic Subsidiaries’ leasehold interests in the premises (the “Leased Premises”) leased by such New Parent or the Company or such Domestic Subsidiary, as the case may be, pursuant to written leases that may be mortgaged by their terms or the terms of the landlord consents (collectively, the “Leases,” and, individually, a “Lease”).

Prior to the date of the indenture or, if later, the effective date of any Lease, such New Parent, the Company and each such Domestic Subsidiary, as the case may be, shall provide to the Trustee all of the items described in clauses (2), (3) and (4) of “Certain Covenants—Real Estate Mortgages and Filings” above and shall use their commercially reasonable efforts to obtain an agreement executed by the lessor under the Lease, whereby such lessor consents to the Mortgage and waives or subordinates its landlord Lien (whether granted by the instrument creating the leasehold estate or by applicable law), if any, and which shall be entered into by the Collateral Agent.

Each of any New Parent, the Company and any Domestic Subsidiary that is a lessee of, or becomes a lessee of, real property, is, and will be, required to use commercially reasonable efforts to deliver to the Collateral Agent a landlord waiver executed by the lessor of such real property; provided that if such lease is in existence on the date of the indenture, such New Parent, the Company or the Domestic Subsidiary that is the lessee thereunder shall have 90 days from the date of the indenture to satisfy such requirement.

Other Collateral

With respect to any other assets or property (herein called “Other Collateral”) that is not Excluded Collateral or addressed in “—Real Estate Mortgages and Filings,” “—Well Servicing Mortgages and Filings,” “—Leasehold Mortgages and Filings; Landlord Waivers,” or subject to the Collateral Agreements and is owned by the Company or a Domestic Subsidiary on the date of the indenture or acquired by any New Parent, the Company or a Domestic Subsidiary, as the case may be, after the date of the indenture, such New Parent, the Company or such Domestic Subsidiary, as the case may be, will promptly grant Liens covering such Other Collateral to the Collateral Agent pursuant to a document or instrument on commercially reasonable terms that contains provisions similar to those of the Security Agreement, if such Other Collateral is personal property, or provisions similar to those of the Mortgages described in “—Real Estate Mortgages and Filings,” if such Other Collateral is real property.

Reports

Whether or not required by the rules and regulations of the Commission, so long as any notes are outstanding, any New Parent or the Company will furnish to the trustee and the holders of notes or request the trustee to furnish to the holders of notes, within the time periods specified in the Commission’s rules and regulations:

(1) all quarterly and annual reports that would be required to be filed with the Commission on Forms 10-Q and 10-K if the Company were required to file such reports, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that describes the financial condition and results of operations of the Company and its consolidated Subsidiaries, as the case may be; and

(2) all current reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports,

in each case, within the time periods specified in the Commission’s rules and regulations, provided, that (1) it is understood that the Company will furnish to the holders of notes an Annual Report on Form 10-K for the year ended December 31, 2007 by April 15, 2008 (which the Company complied with), but such annual report need only include the financial statements, notes related thereto and a “Management’s Discussion and Analysis of Financial Condition and Results of Operation” in accordance with the rules and regulations of the Commission applicable to such report, in all material respects; and (2) if a New Parent is formed, such New Parent may become the reporting company contemplated hereby, provided that such election would comply with the applicable rules and regulations of the Commission.

All such reports will be prepared in all material respects in accordance with all of the rules and regulations applicable to such reports. Each annual report on Form 10-K of such New Parent or the Company, as applicable, will include a report on such New Parent’s or the Company’s consolidated financial statements by such New Parent’s or the Company’s certified independent accountants. In addition, any such New Parent or the Company, whichever entity is then the ultimate parent company, will post the reports on its website within the time periods specified in the rules and regulations applicable to such reports and, following the consummation of the exchange offer contemplated by the registration rights agreement, such New Parent or the Company, whichever entity is then the ultimate parent company, will file a copy of each of the reports referred to in clauses (1) and (2) above with the Commission for public availability within those time periods (unless the Commission will not accept such a filing).

If, at any time after consummation of the exchange offer contemplated by the registration rights agreement, any such New Parent or the Company, as the case may be, is no longer subject to the periodic reporting requirements of the Exchange Act for any reason, such company will nevertheless continue filing the reports specified in the preceding paragraphs of this covenant with the Commission within the time periods specified above unless the Commission will not accept such a filing. Neither any such New Parent nor the Company will take any action for the purpose of causing the Commission not to accept any such filings.

Any such New Parent or the Company, as the case may be, will hold a quarterly conference call for the holders of the notes and securities analysts to discuss such financial information no later than ten business days after distribution of such financial information.

If any such New Parent or the Company, as the case may be, has designated any of its Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraphs will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in Management’s Discussion and Analysis of Financial Condition and Results of Operations, of the financial condition and results of operations of such New Parent or the Company, as the case may be, and their Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of such New Parent or the Company, as the case may be.

In addition, the Issuers and the Guarantors agree that, for so long as any notes remain outstanding, if at any time they are not required or permitted to file with the Commission the reports required by the preceding paragraphs, they will furnish to the holders of notes and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Events of Default and Remedies

Each of the following is an “Event of Default:”

(1) default for 30 days in the payment when due of interest on, or Additional Interest, if any, with respect to, the notes;

(2) default in the payment when due (at maturity, upon redemption or otherwise) of the principal of, or premium, if any, on, the notes;

(3) failure by any New Parent, the Issuers or any of the their Restricted Subsidiaries to comply with the provisions described under the captions “New Parent,” “Restriction on Activities of Capital,” “—Repurchase at the Option of Holders—Change of Control,” “—Repurchase at the Option of Holders—Asset Sales,” “—Certain Covenants—Restricted Payments,” “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” or “—Certain Covenants—Merger, Consolidation or Sale of Assets;”

(4) failure by any New Parent, the Company or any of their Restricted Subsidiaries for 60 days after notice to such New Parent or the Company, as the case may be, by the trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding voting as a single class to comply with any of the other agreements in the indenture;

(5) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by any New Parent, the Company or any of their Restricted Subsidiaries (or the payment of which is guaranteed by such New Parent, the Company or any of their Restricted Subsidiaries), whether such Indebtedness or Guarantee now exists, or is created after the date of the indenture, if that default:

(a) is caused by a failure to pay principal of, or interest or premium, if any, on, such Indebtedness prior to the expiration of any grace period provided in such Indebtedness on the date of such default (a “Payment Default”); or

(b) results in the acceleration of such Indebtedness prior to its express maturity,

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $5.0 million or more;

(6) failure by any New Parent, the Company or any of their Restricted Subsidiaries to pay final judgments entered by a court or courts of competent jurisdiction aggregating in excess of $5.0 million, which judgments are not paid, discharged or stayed for a period of 60 days;

(7) except as permitted by the indenture, any Note Guarantee is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect, or any Guarantor, or any Person acting on behalf of any Guarantor, denies or disaffirms its obligations under its Note Guarantee;

(8) any Collateral Agreement at any time for any reason shall cease to be in full force and effect in all material respects, or ceases to give the Collateral Agent the Liens, rights, powers and privileges purported to be created thereby, superior to and prior to the rights of all third Persons other than the holders of Permitted Liens and subject to no other Liens except as expressly permitted by the applicable Collateral Agreement or the indenture; or the Company or any of the Guarantors, directly or indirectly, contest in any manner the effectiveness, validity, binding nature or enforceability of any Collateral Agreement; or

(9) certain events of bankruptcy or insolvency described in the indenture with respect to any New Parent, the Company or any of their Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary.

In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to any New Parent, the Company, any Restricted Subsidiary of such New Parent or the Company that is a Significant Subsidiary or any group of Restricted Subsidiaries of such New Parent or the Company that, taken together, would constitute a Significant Subsidiary, all outstanding notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the holders of at least 25% in aggregate principal amount of the then outstanding notes may declare all the notes to be due and payable immediately.

Subject to certain limitations, holders of a majority in aggregate principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the notes notice of any continuing Default or Event of Default if it determines that withholding notice is in their interest, except a Default or Event of Default relating to the payment of principal, interest, premium or Additional Interest, if any.

Subject to the provisions of the indenture relating to the duties of the trustee, in case an Event of Default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any holders of notes unless such holders have offered to the trustee reasonable indemnity or security satisfactory to the trustee against any loss, liability or expense. Except to enforce the right to receive payment of principal, interest, premium, or Additional Interest, if any, when due, no holder of a note may pursue any remedy with respect to the indenture or the notes unless:

(1) such holder has previously given the trustee notice that an Event of Default is continuing;

(2) holders of at least 25% in aggregate principal amount of the then outstanding notes have requested the trustee to pursue the remedy;

(3) such holders have offered the trustee security or indemnity reasonably satisfactory to it against any loss, liability or expense;

(4) the trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

(5) holders of a majority in aggregate principal amount of the then outstanding notes have not given the trustee a direction inconsistent with such request within such 60-day period.

The holders of a majority in aggregate principal amount of the then outstanding notes by notice to the trustee may, on behalf of the holders of all of the notes, rescind an acceleration or waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of principal, interest, premium or Additional Interest, if any.

In the case of any Event of Default occurring by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company with the intention of avoiding payment of the premium that the Company would have had to pay if the Company then had elected to redeem the notes pursuant to the optional redemption provisions of the indenture, an equivalent premium will also become and be immediately due and payable to the extent permitted by law upon the acceleration of the notes. If an Event of Default occurs by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company with the intention of avoiding the prohibition on redemption of the notes prior to that date, then an additional premium specified in the indenture will also become and be immediately due and payable to the extent permitted by law upon the acceleration of the notes.

The Company will be required to deliver to the trustee annually a statement regarding compliance with the indenture. Upon becoming aware of any Default or Event of Default, the Company is required to deliver to the trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Equity Holders

No director, officer, employee, incorporator or equity holder of any New Parent, the Company, Capital or any Guarantor, as such, will have any liability for any obligations of any New Parent, the Company, Capital or the Guarantors under the notes, the indenture or the Note Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

The Issuers may at any time, at the option of the Board of Directors of a New Parent or the Company, whichever entity is then the ultimate parent company, evidenced by a resolution set forth in an officers’ certificate, elect to have all of their obligations discharged with respect to the outstanding notes and all obligations of the Guarantors discharged with respect to their Note Guarantees (“Legal Defeasance”) except for:

(1) the rights of holders of outstanding notes to receive payments in respect of the principal of, and interest, premium and Additional Interest, if any, on, such notes when such payments are due from the trust referred to below;

(2) the Issuers’ obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the trustee, and the Issuers’ and the Guarantors’ obligations in connection therewith; and

(4) the Legal Defeasance and Covenant Defeasance provisions of the indenture.

In addition, the Issuers may, at their option and at any time, elect to have the obligations of the Issuers and the Guarantors released with respect to certain covenants (including their obligation to make Change of Control Offers and Asset Sale Offers) that are described in the indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under “—Events of Default and Remedies” will no longer constitute an Event of Default with respect to the notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1) the Issuers must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the notes, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants, to pay the principal of, and interest, premium and Additional Interest, if any, on, the outstanding notes on the stated date for payment thereof or on the applicable redemption date, as the case may be, and the Issuers must specify whether the notes are being defeased to such stated date for payment or to a particular redemption date;

(2) in the case of Legal Defeasance, the Issuers must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that (a) the Issuers have received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, the Issuers must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit);

(5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the indenture) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

(6) the Issuers must deliver to the trustee an officers’ certificate stating that the deposit was not made by the Issuers with the intent of preferring the holders of notes over the other creditors of the Issuers with the intent of defeating, hindering, delaying or defrauding any creditors of the Issuers or others; and

(7) the Issuers must deliver to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

If the Issuers exercise Legal Defeasance or Covenant Defeasance, any Liens securing the notes that were created pursuant to the indenture and the Collateral Agreements will be released.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, the indenture, the notes, the Collateral Agreements or the Note Guarantees may be amended or supplemented with the consent of the holders of at least a majority in aggregate principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes), and any existing Default or Event of Default or compliance with any provision of the indenture, the notes, the Collateral Agreements or the Note Guarantees may be waived with the consent of the holders of a majority in aggregate principal amount of the then outstanding notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes).

Without the consent of each holder of notes, an amendment, supplement or waiver may not:

(1) reduce the principal amount of notes whose holders must consent to an amendment, supplement or waiver;

(2) reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to the redemption or repurchase of the notes (other than provisions relating to the covenants described above under the caption “—Repurchase at the Option of Holders”);

(3) reduce the rate of or change the time for payment of interest, including default interest, on any note;

(4) waive a Default or Event of Default in the payment of principal of, or interest, premium or Additional Interest, if any, on, the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the then outstanding notes and a waiver of the payment default that resulted from such acceleration);

(5) make any note payable in money other than that stated in the notes;

(6) make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of holders of notes to receive payments of principal of, or interest, premium or Additional Interest, if any, on, the notes;

(7) waive a redemption or repurchase payment with respect to any note (other than a payment required by one of the covenants described above under the caption “—Repurchase at the Option of Holders”);

(8) release any Guarantor from any of its obligations under its Note Guarantee or the indenture, except in accordance with the terms of the indenture;

(9) release all or substantially all of the Collateral from the Liens created pursuant to the Collateral Agreements, except in accordance with the indenture and the Collateral Agreements; or

(10) make any change in the preceding amendment and waiver provisions.

Notwithstanding the preceding, without the consent of any holder of notes, the Issuers, the Guarantors, the trustee and, if any amendment or supplement relates to any Collateral Agreement, the Collateral Agent, may amend or supplement the indenture, the notes, the Collateral Agreements or the Note Guarantees:

(1) to cure any ambiguity, defect or inconsistency;

(2) to provide for uncertificated notes in addition to or in place of certificated notes;

(3) to provide for the assumption of an Issuer’s or a Guarantor’s obligations to holders of notes and Note Guarantees in the case of a merger or consolidation or sale of all or substantially all of such Issuer’s or such Guarantor’s assets, as applicable;

(4) to make any change that would provide any additional rights or benefits to the holders of notes or that does not adversely affect the legal rights under the indenture, the notes, any Collateral Agreement or the Note Guarantees of any such holder;

(5) to comply with requirements of the Commission in order to effect or maintain the qualification of the indenture under the Trust Indenture Act;

(6) to conform the text of the indenture, the notes, or the Note Guarantees to any provision of this Description of notes to the extent that such provision in this Description of notes was intended to be a verbatim recitation of a provision of the indenture, the notes or the Note Guarantees;

(7) to provide for the issuance of additional notes in accordance with the limitations set forth in the indenture as of the date of the indenture;

(8) to allow any Guarantor to execute a supplemental indenture and/or a Note Guarantee with respect to the notes;

(9) to allow any New Parent to execute a supplemental indenture as set forth under “New Parent”; or

(10) in connection with any addition or release of Collateral permitted under the terms of the indenture or the Collateral Agreements.

Satisfaction and Discharge

The indenture will be discharged and will cease to be of further effect as to all notes issued thereunder, when:

(1) either:

(a) all notes that have been authenticated, except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has been deposited in trust and thereafter repaid to the Issuers, have been delivered to the trustee for cancellation; or

(b) all notes that have not been delivered to the trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and the Issuers or any Guarantor has irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the notes not delivered to the trustee for cancellation for principal, interest, premium and Additional Interest, if any, to the date of maturity or redemption;

(2) no Default or Event of Default has occurred and is continuing on the date of the deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit or the granting of Liens to secure such borrowings) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which an Issuer or any Guarantor is a party or by which an Issuer or any Guarantor is bound;

(3) the Issuers have or any Guarantor has paid or caused to be paid all sums payable by it under the indenture; and

(4) the Issuers have delivered irrevocable instructions to the trustee under the indenture to apply the deposited money toward the payment of the notes at maturity or on the redemption date, as the case may be.

In addition, the Issuers must deliver an officers’ certificate and an opinion of counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Concerning the Trustee

Wells Fargo Bank, National Association, will serve as trustee, registrar and paying agent under the indenture. If the trustee becomes a creditor of an Issuer or any Guarantor, the indenture limits the right of the trustee to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions. However, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue as trustee (if the indenture has been qualified under the Trust Indenture Act) or resign.

The holders of a majority in aggregate principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that in case an Event of Default occurs and is continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless such holder has offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Governing Law

The indenture will provide that it, the notes and the Note Guarantees will be governed by the laws of the State of New York.

Additional Information

Anyone who receives this prospectus may obtain a copy of the indenture and registration rights agreement without charge by writing to Forbes Energy Services LLC, P.O. Box 250, Alice, Texas 78333, Attention: L. Melvin Cooper, Chief Financial Officer.

Book-Entry, Delivery and Form

The notes will be issued in the form of one or more notes in global form (the “Global Notes”). The notes will be issued in minimum denominations of $1,000 and integral multiples of $1,000 in excess of $1,000. The Global Notes will be deposited upon issuance with the trustee as custodian for DTC, and registered in the name of DTC or its nominee (such nominee being referred to as the “Global Note Holder”), in each case for credit to an account of a direct or indirect participant in DTC as described below.

Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for new notes in certificated form except in the limited circumstances described below. See “—Exchange of Global Notes for Certificated Notes.” Except in the limited circumstances described below, owners of beneficial interests in the Global Notes will not be entitled to receive physical delivery of notes in certificated form.

In addition, transfers of beneficial interests in the Global Notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of Euroclear and Clearstream), which may change from time to time.

Depository Procedures

The following description of the operations and procedures of DTC, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. The Issuers take no responsibility for these operations and procedures and urge investors to contact the system or their participants directly to discuss these matters.

DTC has advised the Issuers that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between the Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

DTC has also advised the Issuers that, pursuant to procedures established by it:

(1) upon deposit of the Global Notes, DTC will credit the accounts of the Participants designated by the initial purchasers with portions of the principal amount of the Global Notes; and

(2) ownership of these interests in the Global Notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interest in the Global Notes).

Investors in the Global Notes who are Participants may hold their interests therein directly through DTC. Investors in the Global Notes who are not Participants may hold their interests therein indirectly through organizations (including Euroclear and Clearstream) that are Participants. All interests in a Global Note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems. The laws of some states require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such Persons will be limited to that extent. Because DTC can act only on behalf of the Participants, which in turn act on behalf of the Indirect Participants, the ability of a Person having beneficial interests in a Global Note to pledge such interests to Persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Except as described below, owners of interests in the Global Notes will not have new notes registered in their names, will not receive physical delivery of new notes in certificated form and will not be considered the registered owners or “holders” thereof under the Indenture for any purpose.

Payments in respect of the principal of, and interest and premium, if any, and Additional Interest, if any, on, a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder under the Indenture. Under the terms of the Indenture, the Issuers and the trustee will treat the Persons in whose names the notes, including the Global Notes, are registered as the owners of the notes for the purpose of receiving payments and for all other purposes. Consequently, neither the Issuers, the trustee nor any agent of the Issuers or the trustee has or will have any responsibility or liability for:

(1) any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interest in the Global Notes or for maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the Global Notes; or

(2) any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

DTC has advised the Issuers that its current practice, upon receipt of any payment in respect of securities such as the notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe that it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the trustee or the Issuers. Neither the Issuers nor the trustee will be liable for any delay by DTC or any of the Participants or the Indirect Participants in identifying the beneficial owners of the notes, and the Issuers and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Transfers between the Participants will be effected in accordance with DTC’s procedures, and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

Subject to compliance with the transfer restrictions applicable to the notes described herein, cross-market transfers between the Participants, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by their respective depositaries; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

DTC has advised the Issuers that it will take any action permitted to be taken by a holder of notes only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the notes, DTC reserves the right to exchange the Global Notes for legended notes in certificated form, and to distribute such notes to its Participants.

Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the Global Notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. None of the Issuers, the trustee and any of their respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes

A Global Note is exchangeable for Certificated Notes if:

(1) DTC (a) notifies the Issuers that it is unwilling or unable to continue as depositary for the Global Notes or (b) has ceased to be a clearing agency registered under the Exchange Act and, in either case, the Issuers fail to appoint a successor depositary;

(2) the Issuers, at their option, notify the trustee in writing that they elect to cause the issuance of the Certificated Notes; or

(3) there has occurred and is continuing a Default or Event of Default with respect to the notes.

In addition, beneficial interests in a Global Note may be exchanged for Certificated Notes upon prior written notice given to the trustee by or on behalf of DTC in accordance with the Indenture. In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).

Exchange of Certificated Notes for Global Notes

Certificated Notes may not be exchanged for beneficial interests in any Global Note unless the transferor first delivers to the trustee a written certificate (in the form provided in the Indenture) to the effect that such transfer will comply with the appropriate transfer restrictions applicable to such notes.

Same Day Settlement and Payment

The Issuers will make payments in respect of the notes represented by the Global Notes (including principal, premium, if any, interest and Additional Interest, if any) by wire transfer of immediately available funds to the accounts specified by DTC or its nominee. The Issuers will make all payments of principal, interest and premium, if any, and Additional Interest, if any, with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the holders of the Certificated Notes or, if no such account is specified, by mailing a check to each such holder’s registered address. The notes represented by the Global Notes are expected to be eligible to trade in The PORTAL SM Market and to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such notes will, therefore, be required by DTC to be settled in immediately available funds. The Issuers expect that secondary trading in any Certificated Notes will also be settled in immediately available funds.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a Participant will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised the Issuers that cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream participant to a Participant will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.

Registration Rights; Additional Interest

The following description is a summary of the material provisions of the registration rights agreement. It does not restate that agreement in its entirety. We urge you to read the proposed form of registration rights agreement in its entirety because it, and not this description, defines your registration rights as holders of these notes. See “—Additional Information.”

The Issuers, the Guarantors and the initial purchaser entered into the registration rights agreement on February 7, 2008. Pursuant to the registration rights agreement, the Issuers and the Guarantors agree to file with the Commission the Exchange Offer Registration Statement (as defined in the registration rights agreement) on the appropriate form under the Securities Act with respect to the exchange notes. Upon the effectiveness of the Exchange Offer Registration Statement, the Issuers and the Guarantors will offer to the holders of Transfer Restricted Securities pursuant to the Exchange Offer (as defined in the registration rights agreement) who are able to make certain representations the opportunity to exchange their Transfer Restricted Securities for exchange notes.

If:

(1) the Issuers and the Guarantors are not:

(a) required to file the Exchange Offer Registration Statement; or

(b) permitted to consummate the Exchange Offer because the Exchange Offer is not permitted by applicable law or Commission policy; or

(2) any holder of Transfer Restricted Securities notifies the Issuers prior to the 20th business day following consummation of the Exchange Offer that:

(a) it is prohibited by law or Commission policy from participating in the Exchange Offer;

(b) it may not resell the exchange notes acquired by it in the Exchange Offer to the public without delivering a prospectus and the prospectus contained in the Exchange Offer Registration Statement is not appropriate or available for such resales; or

(c) it is a broker-dealer and owns notes acquired directly from an Issuer or an affiliate of an Issuer,

the Issuers and the Guarantors will file with the Commission a Shelf Registration Statement (as defined in the registration rights agreement) to cover resales of the notes by the holders of the notes who satisfy certain conditions relating to the provision of information in connection with the Shelf Registration Statement.

For purposes of the preceding, “Transfer Restricted Securities” means each note until the earliest to occur of:

(1) the date on which such note has been exchanged by a Person other than a broker-dealer for an exchange note in the Exchange Offer;

(2) following the exchange by a broker-dealer in the Exchange Offer of a note for an exchange note, the date on which such exchange note is sold to a purchaser who receives from such broker-dealer on or prior to the date of such sale a copy of the prospectus contained in the Exchange Offer Registration Statement;

(3) the date on which such note has been effectively registered under the Securities Act and disposed of in accordance with the Shelf Registration Statement; or

(4) the date on which such note is distributed to the public pursuant to Rule 144 under the Securities Act.

The registration rights agreement will provide that:

(1) the Issuers and the Guarantors will file an Exchange Offer Registration Statement with the Commission on or prior to 90 days after the closing of this offering;

(2) the Issuers and the Guarantors will use all commercially reasonable efforts to have the Exchange Offer Registration Statement declared effective by the Commission on or prior to 210 days after the closing of this offering;

(3) unless the Exchange Offer would not be permitted by applicable law or Commission policy, the Issuers and the Guarantors will:

(a) upon the effectiveness of the Exchange Offer Registration Statement, commence the Exchange Offer; and

(b) use all commercially reasonable efforts to issue on or prior to 30 business days, or longer, if required by the federal securities laws, after the date on which the Exchange Offer Registration Statement was declared effective by the Commission, exchange notes in exchange for all notes tendered prior thereto in the Exchange Offer; and

(4) if obligated to file the Shelf Registration Statement, the Issuers and the Guarantors will use all commercially reasonable efforts to file the Shelf Registration Statement with the Commission on or prior to 30 days after such filing obligation arises and to cause the Shelf Registration Statement to be declared effective by the Commission on or prior to 90 days after such obligation arises.

If:

(1) the Issuers and the Guarantors fail to file any of the registration statements required by the registration rights agreement on or before the date specified for such filing;

(2) any of such registration statements is not declared effective by the Commission on or prior to the date specified for such effectiveness (the “Effectiveness Target Date”);

(3) the Issuers and the Guarantors fail to consummate the Exchange Offer within 30 business days after the Effectiveness Target Date with respect to the Exchange Offer Registration Statement; or

(4) the Shelf Registration Statement or the Exchange Offer Registration Statement is declared effective but thereafter ceases to be effective or usable in connection with resales of Transfer Restricted Securities during the periods specified in the registration rights agreement (each such event referred to in clauses (1) through (4) above, a “Registration Default”), then the Issuers and the Guarantors will pay Additional Interest to each holder of Transfer Restricted Securities. With respect to the first 90-day period immediately following the occurrence of the first Registration Default, Additional Interest will be paid in an amount equal to $0.05 per week per $1,000 principal amount of Transfer Restricted Securities. The amount of the Additional Interest will increase by an additional $0.05 per week per $1,000 principal amount of Transfer Restricted Securities with respect to each subsequent 90-day period until all Registration Defaults have been cured, up to a maximum amount of Additional Interest for all Registration Defaults of $0.50 per week per $1,000 principal amount of Transfer Restricted Securities. The Company will pay such additional interest on regular interest payment dates in the same manner as other interest is paid on the notes. Such Additional Interest will be in addition to any other interest payable from time to time with respect to the notes.

All accrued Additional Interest will be paid by the Issuers and the Guarantors on the next scheduled interest payment date to DTC or its nominee by wire transfer of immediately available funds or by federal funds check and to holders of Certificated notes by wire transfer to the accounts specified by them or by mailing checks to their registered addresses if no such accounts have been specified.

Following the cure of all Registration Defaults, the accrual of Additional Interest will cease.

Holders of notes will be required to make certain representations to the Issuers (as described in the registration rights agreement) in order to participate in the Exchange Offer and will be required to deliver certain information to be used in connection with the Shelf Registration Statement and to provide comments on the Shelf Registration Statement within the time periods set forth in the registration rights agreement in order to have their notes included in the Shelf Registration Statement and benefit from the provisions regarding Additional Interest set forth above. By acquiring Transfer Restricted Securities, a holder will be deemed to have agreed to indemnify the Issuers and the Guarantors against certain losses arising out of information furnished by such holder in writing for inclusion in any Shelf Registration Statement. Holders of notes will also be required to suspend their use of the prospectus included in the Shelf Registration Statement under certain circumstances upon receipt of written notice to that effect from the Issuers.

Certain Definitions

Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all defined terms used therein, as well as any other capitalized terms used herein for which no definition is provided.

“Acquired Debt” means, with respect to any specified Person:

(1) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person (regardless of the form of the applicable transaction by which such Person became a Subsidiary) or expressly assumed in connection with the acquisition of assets from any such Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Restricted Subsidiary of, such specified Person or of such Indebtedness being incurred in connection with the acquisition of assets; and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

Acquired Debt will be deemed to be incurred on the date the acquired Person becomes a Subsidiary or the date of the related acquisition of assets from such Person.

“Additional Interest” means all additional interest then owing pursuant to the registration rights agreement.

“Adjusted Capital Expenditures” means, for any period, Capital Expenditures and Capital Lease Obligations incurred by any New Parent, the Company and their Restricted Subsidiaries during such period but excluding in each case (i) any such expenditures made to restore, replace or rebuild property to the condition of such property immediately prior to any damage, loss, destruction or condemnation of such property, to the extent such expenditure is made with insurance proceeds, condemnation awards or damage recovery proceeds relating to any such damage, loss, destruction, or condemnation, (ii) any such expenditure constituting reinvestment of the Net Proceeds of any Asset Sale permitted by the indenture and (iii) any Capital Expenditures made or deemed to be made resulting from the acquisition of property or assets by any New Parent, the Company or any of their Restricted Subsidiaries the consideration for which acquisition was Equity Interests (other than Disqualified Stock) of any New Parent, the Company or any of their Restricted Subsidiaries otherwise permitted by the indenture.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the Voting Stock of a Person will be deemed to be control. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” have correlative meanings.

“Applicable Premium” means, with respect to any note on any redemption date, the greater of:

(1) 1.0% of the principal amount of the note; or

(2) the excess of:

(a) the present value of such redemption date of (i) the redemption price of the note at February 15, 2012, (such redemption price being set forth in the table appearing above under the caption “—Optional Redemption”) plus (ii) all required interest payments due on the note through February 15, 2012 (excluding accrued but unpaid interest to the redemption date), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over

(b) the principal amount of the note, if greater.

“Asset Sale” means:

(1) the sale, lease, conveyance or other voluntary disposition of any assets or rights; provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of either (a) any New Parent and its Restricted Subsidiaries taken as a whole or (b) the Company and its Restricted Subsidiaries taken as a whole will, in each case, be governed by the provisions of the indenture described above under the caption “—Repurchase at the Option of Holders—Change of Control” and/or the provisions described above under the caption “—Certain Covenants—Merger, Consolidation or Sale of Assets” and not by the provisions of the Asset Sale covenant; and

(2) the issuance or sale of Equity Interests in any of any New Parent’s or the Company’s Restricted Subsidiaries or the sale of Equity Interests in any of their Subsidiaries; provided that, for the avoidance of doubt, the sale of Equity Interests of the Company (and any New Parent) will be governed by the provisions of the indenture described above under the caption “—Repurchase at the Option of Holders—Change of Control” and/or the provisions described above under the caption “—Certain Covenants—Merger, Consolidation or Sale of Assets” and not by the provisions of the Asset Sale covenant.

Notwithstanding the preceding, none of the following items will be deemed to be an Asset Sale:

(1) any single transaction or a series of related transactions that involves assets having a Fair Market Value of less than $2.0 million;

(2) a transfer of assets, including, with respect to Restricted Subsidiaries, Equity Interests, between or among any New Parent, the Company and their Restricted Subsidiaries;

(3)(a) an issuance of Equity Interests by a Restricted Subsidiary of any New Parent or the Company to any New Parent, the Company or to a Restricted Subsidiary of the Company or any New Parent or (b) the issuance of Equity Interests of the Company to any New Parent;

(4) the sale or lease of products, services or accounts receivable in the ordinary course of business and any sale or other disposition of damaged, worn-out or obsolete assets in the ordinary course of business;

(5) the sale or other disposition of cash or Cash Equivalents;

(6) a Restricted Payment that does not violate the covenant described above under the caption “—Certain Covenants—Restricted Payments” or a Permitted Investment; and

(7) any trade or exchange by the Company or any Restricted Subsidiary of the Company of equipment or other assets for equipment or other assets owned or held by another Person, provided that the Fair Market Value of the assets traded or exchanged by the Company or such Restricted Subsidiary (together with any cash or Cash Equivalents) is reasonably equivalent to the Fair Market Value of the assets (together with any cash or Cash Equivalents) to be received by the Company or such Restricted Subsidiary.

“Asset Sale Offer” has the meaning assigned to that term under “Repurchase at the Option of Holders—Asset Sales.”

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only after the passage of time. The terms “Beneficially Owns” and “Beneficially Owned” have a corresponding meaning.

“Board of Directors” means:

(1) with respect to a corporation, the board of directors of the corporation or any committee thereof duly authorized to act on behalf of such board;

(2) with respect to a partnership, the board of directors of the general partner of the partnership;

(3) with respect to a limited liability company, the managing member or members or any controlling committee of managing members thereof; and

(4) with respect to any other Person, the board or committee of such Person serving a similar function.

“Capital Expenditures” means for any period all direct or indirect (by way of acquisition of securities of a Person or the expenditure of cash or the transfer of property or the incurrence of Indebtedness) expenditures in respect of the purchase or other acquisition of fixed or capital assets determined in conformity with GAAP.

“Capital Lease Obligation” means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet prepared in accordance with GAAP, and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty.

“Capital Stock” means:

(1) in the case of a corporation, corporate stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.

“Cash Equivalents” means:

(1) United States dollars;

(2) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality of the United States government (provided that the full faith and credit of the United States is pledged in support of those securities) having maturities of not more than six months from the date of acquisition;

(3) certificates of deposit and Eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers’ acceptances with maturities not exceeding six months and overnight bank deposits, in each case, with any domestic commercial bank having capital and surplus in excess of $500.0 million and a Thomson Bank Watch Rating of “B” or better;

(4) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5) commercial paper having one of the two highest ratings obtainable from Moody’s or S&P and, in each case, maturing within six months after the date of acquisition;

(6) deposits available for withdrawal on demand with any commercial bank not meeting the qualifications specified in clause (3) above, provided all deposits referred to in this clause (6) are made in the ordinary course of business and do not exceed $2.0 million in the aggregate at any one time; and

(7) money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (7) of this definition.

“Change of Control” means the occurrence of any of the following:

(1) the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of either (a) any New Parent and its Subsidiaries taken as a whole or (b) the Company and its Subsidiaries taken as a whole, in either case, to any “person” (as that term is used in Section 13(d) of the Exchange Act) other than the Permitted Holders;

(2) the adoption of a plan relating to the liquidation or dissolution of any New Parent or the Company;

(3) the consummation of any transaction (including, without limitation, any merger or consolidation), the result of which is that any “person” (as defined above), other than a Permitted Holder, becomes the Beneficial Owner, directly or indirectly, of more than 35% of the Voting Stock of any New Parent or the Company, measured by voting power rather than number of shares;

(4) the consummation of the first transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as defined above) other than a Permitted Holder becomes the Beneficial Owner, directly or indirectly, of more of the Voting Stock of any New Parent or the Company (measured by voting power rather than number of shares) than is at the time Beneficially Owned by the Permitted Holders in the aggregate; or

(5) after an initial public offering of any New Parent or the Company, the first day on which a majority of the members of the Board of Directors of such New Parent or the Company, as the case may be, are not Continuing Directors.

For the avoidance of doubt, a Change of Control will not be deemed to have occurred solely as a result of the formation of and the transfer of ownership of any Equity Interests of the Company or any New Parent to any New Parent as described in the section “—New Parent”; provided that none of the events described in paragraphs (1) through (5) above has occurred.

“Change of Control Offer” has the meaning assigned to that term in the section “—Repurchase at the Option of Holders—Change of Control.”

“Collateral” means collateral as such term is defined in the Security Agreement, all property mortgaged under the Mortgages and any other property, whether now owned or hereafter acquired, upon which a Lien securing the Obligations under the indenture, the Collateral Agreements, the notes or the Note Guarantees is granted or purported to be granted under any Collateral Agreement; provided, however, that “Collateral” shall not include any Excluded Collateral.

“Collateral Agent” means the party named as the collateral agent for the Second Lien Secured Parties in the indenture until a successor replaces it in accordance with the provisions of the indenture and thereafter means any such successor.

“Collateral Agreements” means, collectively, the Intercreditor Agreement, the Security Agreement, each Mortgage and each other instrument creating Liens in favor of the trustee as required by the indenture, in each case, as the same may be in force from time to time.

“Commission” means the U.S. Securities and Exchange Commission.

“Common Stock” of any Person means any and all shares, interests or other participations in, and other equivalents (however designated and whether voting or non-voting) of such Person’s common stock, whether outstanding on the date of the indenture or issued after the date of the indenture, and includes, without limitation, all series and classes of such common stock.

“Consolidated Cash Flow” means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus, without duplication:

(1) an amount equal to any extraordinary loss plus any net loss realized by such Person or any of its Restricted Subsidiaries in connection with an Asset Sale, to the extent such losses were deducted in computing such Consolidated Net Income; plus

(2) provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

(3) the Fixed Charges of such Person and its Restricted Subsidiaries for such period, to the extent that such Fixed Charges were deducted in computing such Consolidated Net Income; plus

(4) depreciation, amortization (including amortization of intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; minus

(5) non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue in the ordinary course of business,

in each case, on a consolidated basis and determined in accordance with GAAP, it being understood that for any reference period that includes time prior to the date of formation of the Company and the reorganization that results in the Guarantors on the date of the indenture becoming Subsidiaries of the Company, such amounts shall be determined on a combined rather than a consolidated basis in accordance with GAAP.

Notwithstanding the preceding, the provision for taxes based on the income or profits of, and the depreciation, amortization and other non-cash expenses of, a Restricted Subsidiary of any New Parent or the Company will be added to Consolidated Net Income to compute Consolidated Cash Flow of such New Parent or the Company, as the case may be, only to the extent that a corresponding amount would be permitted at the date of determination to be dividended to such New Parent or the Company, as the case may be, by such Restricted Subsidiary without prior governmental approval (that has not been obtained), and without direct or indirect restriction pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Restricted Subsidiary or its stockholders.

“Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated or combined basis, determined in accordance with GAAP; provided that:

(1) the Net Income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or similar distributions paid in cash to the specified Person or a Restricted Subsidiary of the Person;

(2) the Net Income of any Restricted Subsidiary will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders; and

(3) the cumulative effect of a change in accounting principles will be excluded.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors of any New Parent or the Company who:

(1) was a member of such Board of Directors of the Company on the date of the indenture or was a member of any such New Parent’s Board of Directors on the date such New Parent was required to become a party to the indenture; or

(2) was nominated for election or appointed or elected to the Board of Directors of any such New Parent or the Company with the approval of a majority of the Continuing Directors who were members of the Board of Directors of such New Parent or the Company at the time of such nomination or election.

“Credit Facilities” means, one or more debt facilities (including, without limitation, one or more credit agreements, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith) or commercial paper facilities, in each case, with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, supplemented, renewed, refunded, replaced (whether upon or after termination or otherwise) or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Disposal Well Assets” means all rights, titles, interests and estates in and to any and all salt water disposal wells, including property and equipment of whatever nature, together with all fixtures and improvements pertaining thereto, in each case that is now owned or hereafter acquired and used, held for use or useful in connection with the provision of salt water disposal services (excluding rental equipment or other personal property).

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case, at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the date on which the notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require any New Parent or the Company to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that any New Parent or the Company may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption “—Certain Covenants—Restricted Payments.” The amount of Disqualified Stock deemed to be outstanding at any time for purposes of the indenture will be the maximum amount that such New Parent, the Company and their Restricted Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Disqualified Stock, exclusive of accrued dividends.

“Domestic Subsidiary” means any Restricted Subsidiary of any New Parent or the Company that is not a Foreign Subsidiary.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means an underwritten public offering of Common Stock of the Company or any New Parent pursuant to a registration statement filed with the Commission (other than on Form S-8), a public offering in a foreign jurisdiction, or any private placement of Common Stock of any New Parent or the Company to any Person other than issuances upon exercise of options by employees of any New Parent, the Company or any of their Restricted Subsidiaries.

“Excess Cash Flow” means, for any period, Consolidated Cash Flow for such period, adjusted as follows:

(i) minus the cash portion of Fixed Charges (net of interest income) and the cash portion of any related financing fees with respect to such period;

(ii) minus Permitted Tax Distributions made or to be made or the cash portion of all federal, state, local and foreign income taxes and franchise or margin taxes paid or payable (without duplication) by any New Parent and its Restricted Subsidiaries or the Company and its Restricted Subsidiaries during such period;

(iii) minus all Capital Expenditures made or committed to be made during such period by any New Parent and its Restricted Subsidiaries or the Company and its Restricted Subsidiaries; and

(iv) minus or plus, respectively, any net increase or decrease in Working Capital from the beginning to the end of such period.

“Existing Indebtedness” means Indebtedness of the Company and its Subsidiaries in existence on the date of the indenture, until such amounts are repaid.

“Fair Market Value” means the value that would be paid by a willing and able buyer to an unaffiliated willing seller in an arm’s length, free market transaction for cash not involving distress or necessity of either party, determined in good faith by the Board of Directors of any New Parent or the Company, whichever entity is then the ultimate parent company, or a duly authorized committee thereof (unless otherwise provided in the indenture) as evidenced by a resolution of such Board of Directors or committee.

“First Lien Collateral Agent” means the collateral agent for the First Lien Secured Parties named in any Credit Facility and any successor or replacement collateral agent designated as such by the holders of First Lien Obligations.

“Fixed Charge Coverage Ratio” means with respect to any specified Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, guarantees, repays, repurchases, redeems, defeases or otherwise discharges any Indebtedness (other than ordinary revolving credit borrowings) or issues, repurchases or redeems preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect to such incurrence, assumption, Guarantee, repayment, repurchase, redemption, defeasance or other discharge of Indebtedness, or such issuance, repurchase or redemption of preferred stock, and the use of the proceeds therefrom, as if the same had occurred at the beginning of the applicable four-quarter reference period.

In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(1) acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations, or any Person or any of its Restricted Subsidiaries acquired by the specified Person or any of its Restricted Subsidiaries, and including any related financing transactions and including increases in ownership of Restricted Subsidiaries, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date will be given pro forma effect as if they had occurred on the first day of the four-quarter reference period;

(2) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded;

(3) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date;

(4) any Person that is a Restricted Subsidiary on the Calculation Date will be deemed to have been a Restricted Subsidiary at all times during such four-quarter period;

(5) any Person that is not a Restricted Subsidiary on the Calculation Date will be deemed not to have been a Restricted Subsidiary at any time during such four-quarter period; and

(6) if any Indebtedness bears a floating rate of interest, the interest expense on such Indebtedness will be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligation applicable to such Indebtedness if such Hedging Obligation has a remaining term as at the Calculation Date in excess of 12 months).

“Fixed Charges” means, with respect to any specified Person for any period, the sum, without duplication, of:

(1) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations in respect of interest rates; plus

(2) the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

(3) any interest on Indebtedness of another Person that is guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such Guarantee or Lien is called upon; plus

(4) the product of (a) all dividends, whether paid or accrued and whether or not in cash, on any series of preferred stock of such Person or any of its Restricted Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests of the Company or any New Parent (other than Disqualified Stock) or to any New Parent, the Company or a Restricted Subsidiary of the Company or any New Parent, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, determined on a consolidated basis in accordance with GAAP.

“Flow Through Entity” means an entity that is treated as a partnership not taxable as a corporation, a grantor trust, a disregarded entity, an “S” corporation or a qualified subchapter “S” subsidiary for U.S. federal income tax purposes or subject to treatment on a comparable basis for purposes of state, local or foreign tax law.

“Foreign Subsidiary” means any Restricted Subsidiary of the Company that was not formed under the laws of the United States or any state of the United States or the District of Columbia.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect from time to time.

“Guarantee” means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take or pay or to maintain financial statement conditions or otherwise).

“Guarantors” means (1) each Domestic Subsidiary of the Company on the date of the indenture and (2) each other Subsidiary of the Company or any New Parent that executes a Note Guarantee in accordance with the provisions of the indenture, in each case, together with their respective successors and assigns until the Note Guarantee of such Person has been released in accordance with the provisions of the indenture.

“Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:

(1) interest rate swap agreements (whether from fixed to floating or from floating to fixed), interest rate cap agreements and interest rate collar agreements;

(2) other agreements or arrangements designed to manage interest rates or interest rate risk; and

(3) other agreements or arrangements designed to protect such Person against fluctuations in currency exchange rates or commodity prices.

“Immaterial Subsidiary” means, as of any date, any Restricted Subsidiary whose total assets, as of that date, are less than $250,000 and whose total revenues for the most recent 12-month period do not exceed $250,000; provided that a Restricted Subsidiary will not be considered to be an Immaterial Subsidiary if it, directly or indirectly, guarantees or otherwise provides direct credit support for any Indebtedness of an Issuer.

“Indebtedness” means, with respect to any specified Person, any indebtedness of such Person (excluding accrued expenses and trade payables), whether or not contingent:

(1) in respect of borrowed money;

(2) evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(3) in respect of banker’s acceptances;

(4) representing Capital Lease Obligations;

(5) representing the balance deferred and unpaid of the purchase price of any property or services due more than six months after such property is acquired or such services are completed; or

(6) representing any Hedging Obligations,

if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term “Indebtedness” includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the Guarantee by the specified Person of any Indebtedness of any other Person.

“indenture” means the indenture to be entered into among the Issuers, the Guarantors and the trustee.

“Indenture Documents” means, collectively, the indenture, the notes, the Note Guarantees and the Collateral Agreements.

“Independent Director” means a member of the Board of Directors of any New Parent or the Company, whichever entity is then the ultimate parent company, who qualifies as “independent” within the meaning of the listing requirements of either the New York Stock Exchange or the Nasdaq Stock Market.

“Intercreditor Agreement” means the Intercreditor Agreement dated April 10, 2008 entered into in connection with entering into the Credit Facility, among the Collateral Agent, the Issuers and the Guarantors, as the same may be amended, supplemented or modified from time to time.

“Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including Guarantees or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If any new Parent, the Company or any their Subsidiaries sells or otherwise disposes of any Equity Interests of any direct or indirect Subsidiary of any New Parent or the Company, as the case may be, such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary of such New Parent or the Company, then such New Parent or the Company, as the case may be, will be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of such New Parent’s or the Company’s Investments in such Subsidiary that were not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption “—Certain Covenants—Restricted Payments.” The acquisition by any New Parent, the Company or any of their Subsidiaries of a Person that holds an Investment in a third Person will be deemed to be an Investment by such New Parent, the Company or such Subsidiary in such third Person in an amount equal to the Fair Market Value of the Investments held by the acquired Person in such third Person in an amount determined as provided in the final paragraph of the covenant described above under the caption “—Certain Covenants—Restricted Payments.” Except as otherwise provided in the indenture, the amount of an Investment will be determined at the time the Investment is made and without giving effect to subsequent changes in value.

“Issue Date” means the first date on which the notes are issued under the indenture.

“Leased Premises” has the meaning assigned to that term in the section “—Certain Covenants—Leasehold Mortgages and Filings; Landlord Waivers.”

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

“Mortgages” means the mortgages, deeds of trust, deeds to secure Indebtedness or other similar documents granting Liens on any New Parent’s, the Company’s and their Domestic Subsidiaries’ Premises, the Leased Premises and/or the Disposal Well Assets to secure the notes or the Note Guarantees.

“Net Income” means, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

(1) any gain (but not loss), together with any related provision for taxes on such gain (but not loss), realized in connection with (a) any Asset Sale or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries; and

(2) any extraordinary gain (but not loss), together with any related provision for taxes on such extraordinary gain (but not loss).

“Net Proceeds” means the aggregate cash proceeds received by any New Parent, the Company or any of their Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of (1) the direct costs relating to such Asset Sale, including, without limitation, legal, accounting and investment banking fees, sales commissions, recording fees, title transfer fees, title insurance premiums, appraiser fees and costs incurred in connection with preparing such asset for sale, and any relocation expenses incurred as a result of the Asset Sale, and taxes paid or estimated in good faith to be payable as a result of the Asset Sale after taking into account any available tax credits or deductions and any tax sharing arrangements, (2) amounts required to be applied to the repayment of Indebtedness, other than Indebtedness under a Credit Facility, secured by a Lien on the asset or assets that were the subject of such Asset Sale, and (3) any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP or any amount placed in escrow, until such time as such reserve is reversed or such escrow arrangement is terminated, in which case Net Proceeds shall include only the amount of the reserve so reversed or the amount returned to the Company or its Restricted Subsidiaries from such escrow arrangement, as the case may be.

“New Parent” has the meaning assigned to that term under the caption “New Parent” and any successor.

“Non-Recourse Debt” means Indebtedness:

(1) as to which none of any New Parent, the Company or any of their Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable as a guarantor or otherwise, or (c) constitutes the lender;

(2) no default with respect to which (including any rights that the holders of the Indebtedness may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness of any New Parent, the Company or any of their Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment of the Indebtedness to be accelerated or payable prior to its Stated Maturity; and

(3) as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of any New Parent, the Company or any of their Restricted Subsidiaries.

“Note Guarantee” means the Guarantee by each Guarantor of the Issuers’ obligations under the indenture and the notes, executed pursuant to the provisions of the indenture.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

“Permitted Affiliate Lease” means a lease for any premises or buildings occupied by the Company or a Restricted Subsidiary of the Company on the date of the indenture that has been entered into with an Affiliate of the Company, the terms of which are fully and accurately summarized in all material respects under the caption “Transactions with Related Persons” in the prospectus, and any amendment, extension or other modification thereto; provided that any such amendment, extension or modification (1) is on terms that are no less favorable to the Company or the relevant Restricted Subsidiary, as the case may be, than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary, as the case may be, with an unrelated Person or, if there is no such comparable transaction, on terms that are fair and reasonable to the Company or such Restricted Subsidiary, as the case may be, and reflect an arms’-length negotiation as determined by the Independent Directors and (2) is not, in the good faith determination of the Independent Directors or the Board of Directors of such New Parent or the Company, whichever entity is then the ultimate parent company, materially worse for the Holders.

“Permitted Affiliate Store Transactions” means purchases from or returns to the oil field supply store owned by Alice Environmental Services, LP by any New Parent, the Company or any of their Restricted Subsidiaries, as such transactions are described under “Transactions with Related Persons” in this prospectus, in each case on terms that are no less favorable to any such New Parent, the Company or the relevant Restricted Subsidiary, as the case may be, than those that would have been obtained in a comparable transaction by any such New Parent, the Company or such Restricted Subsidiary with an unrelated Person or, if there is no such comparable transaction, on terms that are fair and reasonable to any such New Parent, the Company or such Restricted Subsidiary and reflect an arms’-length negotiation as determined by the Independent Directors.

“Permitted Business” means any business that is the same as or similar, reasonably related, complementary or incidental to the business in which the Company and its Restricted Subsidiaries are engaged on the date of the indenture.

“Permitted Holders” means (1) John E. Crisp, Charles C. Forbes and Janet L. Forbes and (2) any Affiliate or family member of a Person described in clause (1).

“Permitted Investments” means:

(1) any Investment in any New Parent, the Company or in any of their Restricted Subsidiaries;

(2) any Investment in Cash Equivalents;

(3) any Investment by any New Parent, the Company or any of their Restricted Subsidiaries in a Person, if as a result of such Investment:

(a) such Person becomes a Restricted Subsidiary of such New Parent or the Company, as the case may be; or

(b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, any New Parent, the Company or any of their Restricted Subsidiaries;

(4) any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales” or any non-cash consideration received in connection with a disposition of assets excluded from the definition of “Asset Sales;”

(5) any acquisition of assets or Capital Stock solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of any New Parent or the Company, whichever entity is then the ultimate parent company;

(6) any Investments received in compromise or resolution of, or upon the foreclosure, perfection or enforcement of any Lien in favor of any New Parent, the Company or any of their Restricted Subsidiaries, in each case (a) obligations of trade creditors or customers that were incurred in the ordinary course of business of the Company or any of its Restricted Subsidiaries, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer; or (b) litigation, arbitration or other disputes;

(7) Investments represented by Hedging Obligations;

(8) loans or advances to employees made in the ordinary course of business of any New Parent, the Company or any of their Restricted Subsidiaries in an aggregate principal amount not to exceed $500,000 at any one time outstanding;

(9) investments in or repurchases of the notes; and

(10) other Investments in any Person having an aggregate Fair Market Value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (10) since the date of the indenture that are at the time outstanding, not to exceed $5.0 million;

provided, however, that the funds invested in Permitted Investments in any New Parent, the Company or any of their Restricted Subsidiaries, will, in such entity in which the funds are invested, be subject to the Limitation on Capital Expenditures covenant.

“Permitted Liens” means:

(1) Liens on assets of any New Parent, the Company or any of their Restricted Subsidiaries securing Indebtedness and other Obligations under Credit Facilities that are permitted by the terms of the indenture to be incurred pursuant to clause (1) of the second paragraph of the covenant “Incurrence of Indebtedness and Issuance of Preferred Stock”;

(2) Liens in favor of the Company or the Guarantors;

(3) Liens on property of a Person existing at the time such Person is merged with or into or consolidated with any New Parent, the Company or any of their Restricted Subsidiaries; provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with any such New Parent, the Company or such Restricted Subsidiary, as the case may be;

(4) Liens on property (including Capital Stock) existing at the time of acquisition of the property by any New Parent, the Company or any of their Restricted Subsidiaries; provided that such Liens were in existence prior to, such acquisition, and not incurred in contemplation of, such acquisition;

(5) Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

(6) Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (4) of the second paragraph of the covenant entitled “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” covering only the assets constructed or acquired with or financed by such Indebtedness;

(7) Liens existing on the date of the indenture;

(8) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided that any accrual or other appropriate provision as is required in conformity with GAAP has been made therefor;

(9) Liens imposed by law, such as carriers’, warehousemen’s, landlord’s and mechanics’ Liens, in each case, incurred in the ordinary course of business;

(10) survey exceptions, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property that were not incurred in connection with Indebtedness and that do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(11) Liens created for the benefit of (or to secure) the notes and all other Obligations under the indenture, the Collateral Agreements and the Note Guarantees;

(12) Liens to secure any Permitted Refinancing Indebtedness permitted to be incurred under the indenture; provided, however, that:

(a) the new Lien is limited to all or part of the same property and assets that secured or, under the written agreements pursuant to which the original Lien arose, could secure the original Indebtedness (plus improvements and accessions to such property, or proceeds or distributions thereof); and

(b) the Indebtedness secured by the new Lien is not increased to any amount greater than the sum of (i) the outstanding principal amount, or, if greater, committed amount, of the original Indebtedness and (ii) an amount necessary to pay any fees and expenses, including premiums, related to such renewal, refunding, refinancing, replacement, defeasance or discharge; and

(13) Liens securing reimbursement obligations with respect to commercial letters of credit which encumber documents and other assets relating to such letters of credit and products and proceeds thereof;

(14) judgment Liens not giving rise to an Event of Default so long as any appropriate legal proceeding that may have been duly initiated for the review of such judgment has not been finally terminated or the period within which such proceeding may be initiated has not expired;

(15) rights of banks to set off deposits against Indebtedness owed to said banks;

(16) Liens upon specific items of inventory or other goods and proceeds of the Company or its Restricted Subsidiaries to secure the Company’s or any such Restricted Subsidiary’s obligations in respect of bankers’ acceptances issued or created for the account of any such Person to facilitate the purchase, shipment or storage of such inventory or other goods in the ordinary course of business;

(17) Liens securing Hedging Obligations permitted to be entered into by the indenture;

(18) Liens arising from precautionary Uniform Commercial Code financing statements in connection with operating leases or consignment of goods; and

(19) Liens incurred in the ordinary course of business of any New Parent, the Company or any of their Restricted Subsidiaries with respect to obligations that do not exceed $10.0 million at any one time outstanding.

“Permitted New Parent Business” means the ownership directly or indirectly by any New Parent of the Equity Interests of the Company and any Restricted Subsidiaries of such New Parent and reasonably related, complementary or incidental activities.

“Permitted Refinancing Indebtedness” means any Indebtedness of any New Parent, the Company or any of their Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge other Indebtedness of such New Parent, the Company or any of their Restricted Subsidiaries (other than intercompany Indebtedness), as the case may be; provided that:

(1) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness extended, renewed, refunded, refinanced, replaced, defeased or discharged (plus all accrued interest on the Indebtedness and the amount of all fees and expenses, including premiums, incurred in connection therewith);

(2) such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged;

(3) if the Indebtedness being extended, renewed, refunded, refinanced, replaced, defeased or discharged is subordinated in right of payment to the notes, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the notes on terms at least as favorable, taken as a whole, to the holders of notes as those contained in the documentation governing the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged; and

(4) such Indebtedness is incurred either by such New Parent, the Company or by one of their Restricted Subsidiaries who is the obligor on the Indebtedness being extended, renewed, refunded, refinanced, replaced, defeased or discharged.

“Permitted Tax Distributions” means:

(a) with respect to each tax year or portion thereof that any New Parent or the Company qualifies (or any predecessor in interest qualified) as a Flow Through Entity, the distribution by such New Parent or the Company, whichever entity is then the ultimate parent company, to the holders of Equity Interests of such New Parent or the Company, as the case may be, of an amount equal to the product of (x) the amount of aggregate net taxable income of such New Parent or the Company allocated to the holders of Equity Interests of such New Parent or the Company, as the case may be, for such period and (y) the Presumed Tax Rate for such period; provided that to the extent that the aggregate net taxable income of such New Parent or the Company for a taxable year actually reported to the holders of the Equity Interests is less than the aggregate net taxable income assumed in calculating such amounts for a taxable year, the holders of such Equity Interests can return an amount equal to the product of such shortfall and the Presumed Tax Rate used in such calculations, or an amount equal to such product shall be deducted from the next scheduled Permitted Tax Distributions payable to such holders for later years; and

(b) if any New Parent or the Company (whichever is then the ultimate parent company) is not a Flow Through Entity, the payment by such parent entity (or distribution by the Company to New Parent) of the combined federal, state and local income taxes that would be paid by such entity if it were a separate Delaware corporation filing separate federal, state and local income tax returns with respect to its taxable income for such period (or, to the extent applicable because there are corporate subsidiaries, if it were the common parent of an affiliated group filing consolidated or combined returns with respect to the taxable income of such entity, the Company and the Company’s consolidated corporate subsidiaries for such period).

For purposes of such computation, it will be assumed that any net operating loss carryforwards or other carryforwards or tax attributes, such as alternative minimum tax carryforwards, that arise in any period will be available to offset taxable income payable in later years (regardless of any change in status as a Flow Through Entity). Notwithstanding anything to the contrary, for purposes of clause (b) above, the applicable taxable income or taxes shall not include taxable income or taxes resulting from any change in the status from a Flow Through Entity to an entity taxable as a corporation.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

“Presumed Tax Rate” means 39.6% or, if there is a change in applicable federal, state or local tax rates, such other rate as the Chief Financial Officer of any New Parent or the Company, whichever entity is then the ultimate parent company, certifies in writing to the trustee to be a reasonable approximation of the highest, net marginal federal, state and local income taxation rates payable by the holders of Equity Interests of such New Parent or the Company, as the case may be, or with respect to the aggregate net taxable income of such New Parent or the Company.

“Redemption Date” has the meaning given to it under “Optional Redemption—Optional Redemption prior to February 15, 2012.”

“registration rights agreement” means the registration rights agreement to be entered into among the Issuers, the Guarantors and the initial purchaser.

“Related Party” means:

(1) any controlling stockholder, 80% (or more) owned Subsidiary, or immediate family member (in the case of an individual) of a Person described in clause (1) of the definition of “Permitted Holder”; or

(2) any trust, corporation, partnership, limited liability company or other entity, the beneficiaries, stockholders, partners, members, owners or Persons beneficially holding an 80% or more controlling interest of which consist of any one or more Permitted Holder.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

“Significant Subsidiary” means any Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date of the indenture.

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the documentation governing such Indebtedness as of the date of the indenture, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Subsidiary” means, with respect to any specified Person:

(1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency and after giving effect to any voting agreement or stockholders’ agreement that effectively transfers voting power) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

“Treasury Rate” means, as of any redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to February 15, 2012; provided, however, that if the period from the redemption date to February 15 , 2012, is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Unrestricted Subsidiary” means any Subsidiary of any New Parent or the Company that is designated by the Board of Directors of such New Parent or the Company, whichever entity is then the ultimate parent company, as an Unrestricted Subsidiary pursuant to a resolution of such Board of Directors, but only to the extent that such Subsidiary:

(1) has no Indebtedness other than Non-Recourse Debt;

(2) except as permitted by the covenant described above under the caption “—Certain Covenants—Transactions with Affiliates,” is not party to any agreement, contract, arrangement or understanding with any New Parent, the Company or any of their Restricted Subsidiaries unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to such New Parent, the Company or such Restricted Subsidiary, as the case may be, than those that might be obtained at the time from Persons who are not Affiliates of the Company;

(3) is a Person with respect to which none of any New Parent, the Company or any of their Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results; and

(4) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of any New Parent, the Company or any of their Restricted Subsidiaries.

“Voting Stock” of any specified Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the directors, managers or trustees, as applicable, of such Person or that is convertible into such voting Capital Stock.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in lprespect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2) the then outstanding principal amount of such Indebtedness.

“Working Capital” means, as of any date, the difference between (x) current assets, other than cash and cash equivalents, of any New Parent and its Restricted Subsidiaries or the Company and its Restricted Subsidiaries for such date and (y) current liabilities of any New Parent and its Restricted Subsidiaries or the Company and its Restricted Subsidiaries for such date; provided, however, that the amount of accounts receivable at any date shall be the average of accounts receivable on the last day of each of the three fiscal months immediately preceding such date.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following summary describes the material United States federal income tax consequences of the ownership and disposition of notes as of the date of this prospectus. Except where noted, it deals only with notes held as capital assets by purchasers that purchased the notes as part of the initial distributions of the notes at their issue price and does not deal with special situations, such as those of dealers in securities or currencies, financial institutions, tax-exempt entities, insurance companies, persons who hold the notes through partnerships or other pass through entities, persons holding notes as a part of a hedging, integrated, conversion, or constructive sale transaction or a straddle, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, persons liable for alternative minimum tax or holders of notes whose “functional currency” is not the U.S. dollar. Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in United States federal income tax consequences different from those discussed below. Persons considering the purchase, ownership or disposition of notes should consult their own tax advisors concerning the United States federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

As used herein, a “U.S. Holder” means a holder of a note that is (i) a citizen or resident of the United States, (ii) a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, that was created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate, the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust (X) that is subject to the supervision of a court within the United States and the control of one or more United States persons as described in section 7701(a)(30) of the Code or (Y) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person. A “Non-U.S. Holder” is a holder of a note that is not a U.S. Holder. If a partnership holds our notes, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our notes, you should consult your tax advisors.

YOU SHOULD CONSULT YOUR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO YOU OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE EXCHANGE NOTES, INCLUDING THE EFFECT AND APPLICABILITY OF STATE, LOCAL OR FOREIGN TAX LAWS.

Payments of Interest

Stated interest on a note will be taxable to a U.S. Holder as ordinary income at the time it is paid or accrued in accordance with the U.S. Holder’s method of accounting for tax purposes. The exchange notes are not expected to be issued with “original issue discount” for federal income tax purposes.

Original Issue Discount on Notes

The notes were issued at a discount from their principal amount at maturity. For U.S. federal income tax purposes, the excess of the principal amount of each note over its issue price constitutes original issue discount (“OID”). You will be required to include OID in income as it accrues, in accordance with a constant yield method, before receipt of the cash attributable to such income, regardless of your regular method of accounting for U.S. federal income tax purposes. Under these rules, you will have to include in gross income increasingly greater amounts of OID in each successive accrual period. Your original tax basis for determining gain or loss on the sale or other disposition of a note will be increased by any accrued OID included in your gross income.

You may elect, subject to certain limitations, to include all interest that accrues on a note in gross income on a constant yield basis. For purposes of this election, interest includes stated interest and OID. When applying the constant yield method to a note for which this election has been made, the issue price of a note will equal your basis in the note immediately after its acquisition and the issue date of the note will be the date of its acquisition by you. This election generally will apply only to the note with respect to which it is made and may not be revoked without IRS consent.

We do not intend to treat the possibility of (a) an optional redemption or repurchase of the notes or (b) payment of additional interest as a result of our failure to cause the initial notes to be registered under the Securities Act, as (x) affecting the determination of the yield to maturity of the notes or (y) giving rise to any additional accrual of OID or recognition of ordinary income upon redemption, sale or exchange of the notes.

In particular, we intend to take the position that the notes are not subject to the special rules applying to contingent payment debt obligations because the Excess Cash Flow Offer is a contingent put option rather than a “contingent payment” for purposes of such rules. If those rules did apply, holders of the notes could be required for federal income tax purposes to accrue taxable income on a different schedule, and gain on sale of the notes would generally be ordinary income rather than capital gain.

Contingent Payment Debt Obligations

The Company intends to take the position that the notes are not subject to the special rules applying to contingent payment debt obligations because the Excess Cash Flow Offer is a contingent put option rather than a “contingent payment” for purposes of such rules. If those rules did apply, holders of the notes could be required for federal income tax purposes to accrue taxable income on a different schedule, and gain on sale of the notes would generally be ordinary income rather than capital gain.

Sale, Exchange and Retirement of Notes

A U.S. Holder’s tax basis in a note will, in general, be the U.S. Holder’s cost therefor, reduced by any cash payments on the note other than qualified stated interest. Upon the sale, exchange, retirement or other disposition of a note, a U.S. Holder will recognize gain or loss equal to the difference between the amount realized upon the sale, exchange, retirement or other disposition (less any accrued qualified stated interest, which will be taxable as such) and the adjusted tax basis of the note. Such gain or loss will be capital gain or loss.

Non-U.S. Holders

Under present United States federal income and estate tax law, and subject to the discussion below concerning backup withholding:

(a) no withholding of United States federal income tax will be required with respect to the payment by our company or any paying agent of principal or interest on a note owned by a Non U.S. Holder, provided (i) that the beneficial owner does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of our company entitled to vote within the meaning of section 871(h)(3) of the Code and the regulations thereunder, (ii) the beneficial owner is not a controlled foreign corporation that is related to us through stock ownership, (iii) the beneficial owner is not a bank whose receipt of interest on a note is described in section 881(c)(3)(A) of the Code, (iv) the beneficial owner satisfies the statement requirement (described generally below) set forth in section 871(h) and section 881(c) of the Code and the regulations thereunder;

(b) no withholding of United States federal income tax will be required with respect to any gain or income realized by a Non-U.S. Holder upon the sale, exchange, retirement or other disposition of a note; and

(c) a note beneficially owned by an individual who at the time of death is a Non-U.S. Holder will not be subject to United States federal estate tax as a result of such individual’s death, provided that such individual does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of our company entitled to vote within the meaning of section 871(h)(3) of the Code and provided that the interest payments with respect to such note would not have been, if received at the time of such individual’s death, effectively connected with the conduct of a United States trade or business by such individual.

(d) To satisfy the requirement referred to in (a)(iv) above, the beneficial owner of such note, (1) must provide his name and address on an IRS Form W-8BEN (or successor form), and certify, under penalties of perjury, that he is not a United States person, or (2) if he holds the note through certain foreign intermediaries or certain foreign partnerships, satisfy the certification requirements of applicable United States Treasury regulations. Special certification rules apply to certain non-U.S. holders that are entities rather than individuals.

If a Non-U.S. Holder cannot satisfy the requirements of the “portfolio interest” exception described in (a) above, payments of interest made to such non-U.S. Holder will be subject to a 30% withholding tax unless the beneficial owner of the note provides our company or its paying agent, as the case may be, with a properly executed (1) IRS Form W 8BEN claiming an exemption from or reduction in withholding under the benefit of a tax treaty or (2) IRS Form W-8ECI stating that interest paid on the note is not subject to withholding tax because it is effectively connected with the beneficial owner’s conduct of a trade or business in the United States. Alternative documentation may be applicable in certain situations.

If a Non-U.S. Holder is engaged in a trade or business in the United States and interest on the note is effectively connected with the conduct of such trade or business, the non-U.S. Holder, although exempt from the withholding tax discussed above, will be subject to United States federal income tax on such interest on a net income basis in the same manner as if it were a U.S. Holder. In addition, if such holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or lesser rate under an applicable tax treaty) of its effectively connected earnings and profits for the taxable year, subject to adjustments. For this purpose, such premium, if any, and interest on a note will be included in such foreign corporation’s earnings and profits.

Any gain or income realized upon the sale, exchange, retirement or other disposition of a note generally will not be subject to United States federal income tax unless (i) such gain or income is effectively connected with a trade or business in the United States of the Non-U.S. Holder, or (ii) in the case of a Non-U.S. Holder who is an individual, such individual is present in the United States for 183 days or more in the taxable year of such sale, exchange, retirement or other disposition, and certain other conditions are met.

Special rules may apply to certain Non-U.S. Holders, such as “controlled foreign corporations,” “passive foreign investment companies” and “foreign personal holding companies,” that are subject to special treatment under the Code. Such entities should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

Information Reporting and Backup Withholding

U.S. Holders. Information reporting will apply to payments of principal and interest made by us on, or the proceeds of the sale or other disposition of, the notes with respect to certain noncorporate U.S. holders, and backup withholding at a rate of 31% may apply unless the recipient of such payment provides the appropriate intermediary with a taxpayer identification number, certified under penalties of perjury, as well as certain other information or otherwise establishes an exemption from backup withholding. Any amount withheld under the backup withholding rules is allowable as a credit against the U.S. holder’s federal income tax, provided the required information is provided to the IRS.

Non-U.S. Holders. Backup withholding and information reporting will not apply to payments of principal and interest on the notes to a Non-U.S. Holder if he certifies as to his Non-U.S. Holder status under penalties of perjury or otherwise qualifies for an exemption (provided that neither our company nor our agent knows or has reason to know that he is a U.S. person or that the conditions of any other exemptions are not in fact satisfied).

The payment of the proceeds of the disposition of notes to or through the U.S. office of a U.S. or foreign broker will be subject to information reporting and backup withholding unless the Non-U.S. Holder provides the certification described above or otherwise qualifies for an exemption. The proceeds of a disposition effected outside the United States by a Non-U.S. Holder to or through a foreign office of a broker generally will not be subject to backup withholding or information reporting. However, if such broker is a U.S. person, a controlled foreign corporation for U.S. tax purposes, a foreign person 50% or more of whose gross income from all sources for certain periods is effectively connected with a trade or business in the United States, or a foreign partnership that is engaged in the conduct of a trade or business in the United States or that one or more partners that are U.S. persons who in the aggregate hold more than 50 percent of the income or capital interests in the partnership, information reporting requirements will apply unless such broker has documentary evidence in its files of the holder’s non-U.S. status and has no actual knowledge or reason to know to the contrary or unless the holder otherwise qualifies for an exemption. Any amount withheld under the backup withholding rules will be refunded or will be allowable as a credit against the Non-U.S. Holder’s federal income tax liability, if any, provided the required information or appropriate claim for refund is provided to the IRS.

PLAN OF DISTRIBUTION

Based on interpretations by the staff of the Commission in no-action letters issued to third parties, we believe that you may transfer exchange notes issued under the exchange offer in exchange for the initial notes if:

•	you acquire the exchange notes in the ordinary course of your business; and

•	you are not engaged in, do not intend to engage in and have no arrangement or understanding with any person to participate in a distribution of such exchange notes.

You may not participate in the exchange offer if you are:

•	our “affiliate” within the meaning of Rule 405 under the Securities Act; or

•	a broker-dealer that acquired outstanding initial notes directly from us.

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. To date, the staff of the Commission has taken the position that broker-dealers may fulfill their prospectus delivery requirements with respect to transactions involving an exchange of securities such as this exchange offer, other than a resale of an unsold allotment from the original sale of the initial notes, with the prospectus contained in this registration statement. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for initial notes where such initial notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of up to 180 days after the effective date of this registration statement or until such time as such broker-dealers no longer own any initial notes, we will make this prospectus, as amended or supplemented, available to any broker-dealer as it may reasonably request for use in connection with any such resale. In addition, until such date, all dealers effecting transactions in exchange notes may be required to deliver a prospectus.

If you wish to exchange exchange notes for your initial notes in the exchange offer, you will be required to make representations to us as described in “Exchange Offer-Purpose and Effect of the Exchange Offer” and “—Procedures for Tendering-Your Representations to Us” in this prospectus. As indicated in the letter of transmittal, you will be deemed to have made these representations by tendering your initial notes in the exchange offer. In addition, if you are a broker-dealer who receives exchange notes for your own account in exchange for initial notes that were acquired by you as a result of market-making activities or other trading activities, you will be required to acknowledge, in the same manner, that you will deliver a prospectus in connection with any resale by you of such exchange notes.

We will not receive any proceeds from any sale of exchange notes by broker-dealers. exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market:

•	in negotiated transactions;

•	through the writing of options on the exchange notes or a combination of such methods of resale;

•	at market prices prevailing at the time of resale; and

•	at prices related to such prevailing market prices or negotiated prices.

Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

We have agreed to pay all expenses incident to the exchange offer other than agency fees and commissions and underwriting discounts and commissions attributable to the sale of the exchange notes and will indemnify the holders of the outstanding notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

Certain legal matters with respect to the validity of the exchange notes offered hereby will be passed on for us by Winstead PC, Houston, Texas.

EXPERTS

The combined financial statements of C.C. Forbes, LLC and Affiliates, or the Forbes Group, as of December 31, 2006 and 2007, and for each of the three years in the period ended December 31, 2007 included in this prospectus, have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Combined Financial Statements of C.C. Forbes, LLC and Affiliates (the “Forbes Group”) as of

December 31, 2006 and 2007, and for the Three Years Ended December 31, 2005, 2006 and 2007

Unaudited Pro Forma Financial Statements of

Forbes Energy Services LLC

Report of Independent Registered Public Accounting Firm

To the Members of

C.C. Forbes, LLC and Affiliates

In our opinion, the accompanying combined balance sheets and the related combined statements of operations, of changes in members’ equity and of cash flows present fairly, in all material respects, the financial position of C.C. Forbes, LLC and Affiliates (a/k/a the “Forbes Group”) at December 31, 2006 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Forbes Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Houston, Texas

April 8, 2008

C.C. Forbes, LLC and Affiliates

Combined Balance Sheets

December 31, 2006 and 2007

	December 31, 2006	December 31, 2007
Assets
Current assets
Cash and cash equivalents	$7,649,635	$5,209,345
Accounts receivable—trade, net	23,799,121	42,998,005
Accounts receivable—related parties	—	151,676
Accounts receivable—other	531,960	505,101
Prepaid expenses	3,263,865	4,466,493

Total current assets	35,244,581	53,330,620
Property and equipment, net	92,131,350	204,132,089
Other assets	1,142,346	2,532,457

Total assets	$128,518,277	$259,995,166

Liabilities and Members’ Equity
Current liabilities
Current maturities of long-term debt	$16,567,296	$3,823,422
Notes payable—related parties	500,000	—
Accounts payable—trade	11,093,733	66,496,676
Accounts payable—related parties	811,475	3,431,701
Accrued expenses	4,556,954	7,826,518

Total current liabilities	33,529,458	81,578,317
Long-term debt, net of current maturities	51,009,012	100,409,507
Notes payable—related parties	5,179,075	7,048,075
Deferred tax liability	—	500,000

Total liabilities	89,717,545	189,535,899

Commitments and contingencies (note 8)
Members’ equity	38,800,732	70,459,267

Total liabilities and members’ equity	$128,518,277	$259,995,166

The accompanying notes are an integral part of these combined financial statements.

C.C. Forbes, LLC and Affiliates

Combined Statements of Operations

Years Ended December 31, 2005, 2006 and 2007

	2005	2006	2007
Revenues
Well servicing	$22,971,635	$56,728,146	$101,753,405
Fluid logistics	36,799,279	74,140,794	103,405,487
Other services	1,050,769	1,846,417	1,847,523

Total revenues	60,821,683	132,715,357	207,006,415

Expenses
Well servicing	15,696,434	31,471,992	59,515,430
Fluid logistics	23,683,587	49,620,296	69,887,441
Other services	650,155	980,961	1,055,313
General and administrative	2,747,070	6,026,184	8,823,299
Depreciation and amortization	3,771,188	7,409,381	15,341,906

Total expenses	46,548,434	95,508,814	154,623,389

Operating income	14,273,249	37,206,543	52,383,026

Other income (expense)
Interest expense	(2,181,883)	(5,074,367)	(8,342,652)
Other income (expense)	(27,901)	140,901	236,583

Income before income taxes	12,063,465	32,273,077	44,276,957
Income tax expense	—	—	(683,291)

Net income	$12,063,465	$32,273,077	$43,593,666

The accompanying notes are an integral part of these combined financial statements.

C.C. Forbes, LLC and Affiliates

Combined Statements of Changes in Members’ Equity

Years Ended December 31, 2005, 2006 and 2007

	2005	2006	2007
Balance, beginning of year	$1,566,579	$11,265,843	$38,800,732
Net income	12,063,465	32,273,077	43,593,666
Contributions	157,744	—	—
Distributions	(2,521,945)	(4,738,188)	(11,935,131)

Balance, end of year	$11,265,843	$38,800,732	$70,459,267

The accompanying notes are an integral part of these combined financial statements.

C.C. Forbes, LLC and Affiliates

Combined Statements of Cash Flows

Years Ended December 31, 2005, 2006 and 2007

	2005	2006	2007
Cash flows from operating activities
Net income	$12,063,465	$32,273,077	$43,593,666
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization expense	3,771,188	7,409,381	15,341,906
Deferred income taxes	—	—	500,000
Loss on disposal of property and equipment	110,366	126,622	36,836
Bad debt expense	169,847	848,334	55,455
Deferred loan cost amortization	66,836	104,478	253,935
Changes in operating assets and liabilities, net of effects of acquisitions
Accounts receivable	(8,914,464)	(10,441,547)	(19,227,480)
Accounts receivable—related parties	—	—	(151,676)
Prepaid expenses	(188,940)	(1,524,796)	(1,202,628)
Other assets	22,704	27,041	(139,859)
Accounts payable	1,275,531	(222,590)	1,631,865
Accounts payable—related parties	—	—	2,620,226
Accrued expenses and other liabilities	1,193,784	(4,941,239)	3,269,564

Net cash provided by operating activities	9,570,317	23,658,761	46,581,810

Cash flows from investing activities
Decrease in restricted cash	395,000	—	—
Proceeds from sale of property and equipment	75,115	77,500	11,478
Purchase of property and equipment	(21,620,459)	(40,883,585)	(68,234,687)
Cash paid for acquisitions	(4,500,000)	(150,000)	—

Net cash used in investing activities	(25,650,344)	(40,956,085)	(68,223,209)

Cash flows from financing activities
Payments for debt issuance costs	(318,735)	(611,613)	(1,653,208)
Proceeds from related party debt	—	700,000	1,800,000
Repayments of related party debt	(131,350)	(200,000)	(431,000)
Proceeds from debt	44,677,652	39,052,738	58,780,339
Repayments of debt	(24,378,510)	(12,519,654)	(27,359,891)
Members’ cash contributions	157,744	—	—
Members’ cash distributions	(1,021,945)	(4,738,188)	(11,935,131)

Net cash provided by financing activities	18,984,856	21,683,283	19,201,109

Net increase (decrease) in cash and cash equivalents	2,904,829	4,385,959	(2,440,290)

Cash and cash equivalents
Beginning of year	358,847	3,263,676	7,649,635

End of year	$3,263,676	$7,649,635	$5,209,345

The accompanying notes are an integral part of these combined financial statements.

C.C. FORBES, LLC AND AFFILIATES (AKA THE “FORBES GROUP”)

NOTES TO COMBINED FINANCIAL STATEMENTS

1.	Organization and Nature of Operations

Nature of Business

C.C. Forbes, LLC and its affiliates, TX Energy Services, LLC and Superior Tubing Testers, LLC (collectively referred to as the “Forbes Group”), is headquartered in Alice, Texas, and does business primarily in the state of Texas.

The Forbes Group is an independent oilfield services contractor that provides a complete range of well site services to oil and natural gas drilling and producing companies including well servicing, fluid logistics, and tube-testing services. The Forbes Group’s operations are concentrated in the major onshore oil and natural gas producing regions of Texas.

In June 2007, C.C. Forbes, L.P. and its affiliates, Texas Energy Services, L.P. and Superior Tubing Testers, L.P., were reorganized as Delaware limited liability companies. The companies are now known as C.C. Forbes, LLC, TX Energy Services, LLC, and Superior Tubing Testers, LLC, respectively.

2.	Summary of Significant Accounting Policies

Basis of Presentation

These combined statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and in US dollars.

Principles of Combination

The accompanying combined financial statements include the accounts of C.C. Forbes, LLC, TX Energy Services, LLC, and Superior Tubing Testers, LLC as they are under common management. All significant intercompany balances and transactions have been eliminated in the combination.

Revenue Recognition

Well Servicing—Well servicing consists primarily of maintenance services, workover services, completion services, plugging and abandonment services, and tubing testing. The Forbes Group prices well servicing by the hour of service performed.

Fluid Logistics—Fluid logistics consists primarily of the sale, transportation, storage, and disposal of fluids used in drilling, production, and maintenance of oil and natural gas wells. The Forbes Group prices fluid logistics services by the job, by the hour, or by the quantities sold, disposed, or hauled.

Other Services—The Forbes Group prices other services by the hour, day, or project, depending on the type of service provided.

The Forbes Group recognizes revenue when services are performed, collection of the relevant receivables is probable, persuasive evidence of an arrangement exists, and the price is fixed or determinable. In accordance with EITF Issue No. 06-03 “How Sales Taxes Collected from Customers and Remitted to Government Authorities Should be Presented in the Income Statement (That is, Gross Versus Net Presentation)”, revenues are presented net of any sales taxes collected by the Forbes Group from its customers that are remitted to governmental authorities.

Income Taxes

The Forbes Group is not subject to federal income tax. All income, losses, credit, and deductions of the Forbes Group are passed through to the members’ individual tax returns. Accordingly, no provision for federal

C.C. FORBES, LLC AND AFFILIATES (AKA THE “FORBES GROUP”)

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

income taxes is included in the accompanying combined financial statements. In May 2006, Texas substantially revised its tax rules and imposed a new tax based on modified gross margin, beginning in 2007. The margin tax consists in general of a 1% tax on the amount by which total revenues exceed cost of goods sold, as apportioned to Texas. Pursuant to the guidance of Statement of Financial Accounting Standards (“SFAS”) No. 109, Accounting for Income Taxes, the Forbes Group has accounted for this tax as an income tax. Accordingly, for the year ended December 31, 2007, the Forbes Group estimated liability for this tax and recorded a current tax liability of $183,291 in accrued expenses, and a deferred tax liability of $500,000 associated with differences between financial accounting and tax bases of property and equipment.

Cash and Cash Equivalents

The Forbes Group considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable are based on earned revenues. The Forbes Group provides an allowance for doubtful accounts, which is based upon a review of outstanding receivables, historical collection information, and existing economic conditions. Delinquent receivables are written off based on individual credit evaluation and specific circumstances of the customer. Based on its review, management believes that an allowance of $0 and $50,000 at December 31, 2006 and 2007, respectively, is reasonable.

Property and Equipment

Property and equipment are recorded at cost. Improvements or betterments that extend the useful life of the assets are capitalized. Expenditures for maintenance and repairs are charged to expense when incurred. The costs of assets retired or otherwise disposed of and the related accumulated depreciation are eliminated from the accounts in the period of disposal. Gains or losses resulting from property disposals are credited or charged to operations currently. The Forbes Group provides for depreciation using the straight-line method over the estimated useful lives of the assets.

The Forbes Group operates salt water disposal facilities for disposal of fluids that are by-products of the drilling process. These properties are subject to future costs related to the abandonment of these facilities. The Forbes Group follows SFAS No. 143, Accounting for Asset Retirement Obligations, in which the fair value of a liability for an asset retirement obligation is recorded as an asset and a liability when there is a legal obligation associated with the retirement of a long-term asset and the liability can be reasonably estimated. Significant judgment is involved in estimating future cash flows related to these asset retirement obligations and the ultimate timing of associated cash flows.

Impairments

In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, long-lived assets, such as property and equipment, and finite-lived intangibles subject to amortization are reviewed for impairment whenever, in management’s judgment, events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of such assets to estimated undiscounted future cash flows expected to be generated by the assets. Expected future cash flows and carrying values are aggregated at the lowest identifiable level of cash flow. If the carrying amount of such assets exceeds their estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of such assets exceeds the fair value of the assets. Assets to be disposed of would be separately presented in the combined balance sheet and reported at the

C.C. FORBES, LLC AND AFFILIATES (AKA THE “FORBES GROUP”)

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

lower of the carrying amount or fair value less costs to sell, and would no longer be depreciated. The assets and liabilities, if material, of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the combined balance sheet.

The Forbes Group had no impairment expense in 2005, 2006 or 2007.

Estimates

The preparation of combined financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management believes that these estimates and assumptions provide a reasonable basis for the fair presentation of the combined financial statements.

Fair Value of Financial Instruments

The carrying value of cash, accounts receivable, accounts payable, and accrued liabilities approximates fair value due to the short maturity of these instruments. The carrying amount of the Forbes Group’s variable rate long-term debt approximates fair value because the borrowing rate is based on a variable market rate of interest. Management has determined that the difference between the historical cost of the fixed rate debt recorded in the financial statements and fair market value is immaterial.

Environmental

The Forbes Group is subject to extensive federal, state, and local environmental laws and regulations. These laws, which are constantly changing, regulate the discharge of materials into the environment and may require the Forbes Group to remove or mitigate the adverse environmental effects of the disposal or release of petroleum or chemical substances at various sites. Environmental expenditures are expensed or capitalized depending on their future economic benefit. Expenditures that relate to an existing condition caused by past operations and that have no future economic benefits are expensed. Liabilities for expenditures of a non-capital nature are recorded when environmental assessment and/or remediation is probable and the costs can be reasonably estimated.

Other Assets

Other assets include debt issuance costs which are amortized over the period of the loan agreement as a component of interest expense using the effective interest method.

The gross carrying amount of debt issuance costs subject to amortization totaled $903,000 and $1,521,842 at December 31, 2006 and 2007, respectively. Accumulated amortization related to these debt issuance costs totaled $117,807 and $371,742 at December 31, 2006 and 2007, respectively.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in GAAP, and enhances disclosures about fair value measurements. SFAS No. 157 applies when other accounting pronouncements require fair value measurements; it does not require new fair value measurement. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, with early adoption encouraged. FASB Staff Position (“FSP”) 157-2 delays the effective date of SFAS 157 for nonfinancial assets and liabilities, except for items that are recognized or disclosed at fair value on a recurring basis (at least annually). Beginning January 1, 2008, the Forbes

C.C. FORBES, LLC AND AFFILIATES (AKA THE “FORBES GROUP”)

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Group has applied the provisions of SFAS 157 to its financial instruments and the impact is not material. The Forbes Group is currently assessing the impact this standard will have when applied to the Forbes Group’s nonfinancial assets and liabilities and its potential impact on the Forbes Group’s combined financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115. This statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of SFAS No. 157. The Forbes Group adopted SFAS No. 159 beginning January 1, 2008. The Forbes Group has determined that the impact of this standard on the Forbes Group’s results of operations, cash flows, and financial position is immaterial.

In December 2007, the FASB issued SFAS No. 141R, Business Combinations. SFAS No. 141R replaces SFAS No. 141 and addresses the recognition and accounting for identifiable assets acquired, liabilities assumed, and noncontrolling interests in business combinations. This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date. The Forbes Group is currently assessing the impact this standard will have on the Forbes Group’s results of operations, cash flows, and financial position.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements. SFAS No. 160 addresses the accounting and reporting framework for minority interests by a parent company. This Statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 (that is, January 1, 2009, for entities with calendar year-ends). Early adoption is prohibited. The Forbes Group is currently assessing the impact this standard will have on the Forbes Group’s results of operations, cash flows, and financial position.

C.C. FORBES, LLC AND AFFILIATES (AKA THE “FORBES GROUP”)

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

3.	Property and Equipment

Property and equipment at December 31, 2006 and 2007, consisted of the following:

	Estimated Life In Years	2006	2007
Land		$91,242	$91,242
Building and improvements	5-30 years	1,554,031	2,813,116
Autos and trucks	5-10 years	35,228,317	60,386,415
Well servicing equipment	3-15 years	62,979,321	158,973,304
Wells	5-15 years	4,246,214	8,268,355
Furniture and fixtures	3-10 years	782,513	1,287,552
Retirement obligations		—	91,665

		104,881,638	231,911,649
Less: accumulated depreciation
Land		—	—
Building and improvements		(105,509)	(199,283)
Autos and trucks		(7,139,025)	(13,328,563)
Well servicing equipment		(4,943,509)	(13,007,083)
Wells		(456,847)	(921,123)
Furniture and fixtures		(105,398)	(323,508)

		(12,750,288)	(27,779,560)

		$92,131,350	$204,132,089

4.	Acquisitions

Assets acquired in a business combination are recorded on the Forbes Group’s combined balance sheet as of the acquisition date based upon the estimated fair values at such date. The results of operations of the business acquired by the Forbes Group have been included in the Forbes Group’s combined statement of operations since the date of acquisition. The acquisitions discussed below were not considered material to the Forbes Group’s operations, financial position, and cash flows.

In March 2005, the Forbes Group acquired a group of assets constituting a business which included frac tanks, trucks, and vacuum trailers, among other assets. The total consideration given was $4,500,000 consisting entirely of cash.

In February 2006, the Forbes Group acquired a group of assets constituting a business which included trucks and finite-lived intangibles. The total consideration given was $950,000 consisting of $150,000 in cash and a promissory note with a principal amount of $800,000 payable in installments through April 2009 at a rate of 8% annually.

C.C. FORBES, LLC AND AFFILIATES (AKA THE “FORBES GROUP”)

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

5.	Accrued Expenses

Accrued expenses at December 31, 2006 and 2007, consisted of the following:

	2006	2007
Accrued insurance	$1,261,626	$3,288,593
Accrued sales tax	1,670,000	1,633,288
Accrued wages	792,248	1,553,889
Other accrued expenses	833,080	1,350,748

	$4,556,954	$7,826,518

6.	Long-Term Debt

Long-term debt at December 31, 2006 and 2007, consisted of the following:

	2006	2007
FNB Note—August 2005	$25,359,000	$21,075,000
FNB Note—January 2006	4,523,810	3,809,524
FNB Note—May 2006	19,396,967	16,592,586
FNB Note—August 2006	6,400,000	3,756,881
FNB Note—January 2007	—	8,336,339
FNB Note—June 2007	—	14,278,807
FNB Note—October 2007	—	4,804,393
CIT notes	3,070,137	—
Wells Fargo notes	—	9,198,751
Paccar notes	—	5,833,805
Center Capital notes	—	5,022,452
Daimler Chrysler notes	—	3,329,847
Ford Motor Credit notes	2,962,228	2,695,874
Insurance notes	2,942,850	3,823,422
Other bank financing	2,921,316	1,675,248

	67,576,308	104,232,929
Less: Current maturities	(16,567,296)	(3,823,422)

	$51,009,012	$100,409,507

The Forbes Group has entered into a number of debt arrangements with commercial banks to finance acquisitions and for working capital purposes.

First National Bank

In August 2005, the Forbes Group entered into a promissory note with First National Bank (“FNB”) with a total principal amount of $30 million. The proceeds were used for working capital and for the purchase of equipment. Principal is payable in 83 monthly installments of $357,000 beginning December 2005 with the balance due in November 2012. Interest accrues at a rate equal to the Prime Rate plus 1% and is payable monthly. This note is collateralized by certain real property, equipment, and accounts receivable.

In January 2006, the Forbes Group entered into a promissory note with FNB with a total principal amount of $5.0 million. The proceeds were used for the purchase of equipment. Principal is payable in 84 monthly installments of $59,524 beginning May 2006 through April 2013. Interest accrues at a rate equal to the Prime Rate plus 1% and is payable monthly. This note is collateralized by certain of the Forbes Group’s equipment.

C.C. FORBES, LLC AND AFFILIATES (AKA THE “FORBES GROUP”)

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

In May 2006, the Forbes Group entered into a promissory note with FNB with a total principal amount of approximately $19.6 million. The proceeds were used for the purchase of well servicing rigs and other equipment. Principal is payable in 84 monthly installments of $233,698 beginning December 2006 through November 2013. Interest accrues at a rate equal to the Prime Rate plus 1% and is payable monthly. This note is collateralized by certain of the Forbes Group’s equipment.

In August 2006, the Forbes Group entered into a promissory note with FNB with a total principal amount of $7.2 million. Principal is payable in 36 monthly installments of $200,000 beginning September 2006 through August 2009. Interest accrues at a rate equal to the Prime Rate plus 1% and is payable monthly. This note is collateralized by certain of the Forbes Group’s equipment.

In January 2007, the Forbes Group entered into a promissory note with FNB with a total principal amount of $10 million. The proceeds were used for working capital and for the purchase of equipment. Principal is payable in 60 monthly installments of $166,667 beginning February 2007. Interest accrues at a rate equal to the Prime Rate plus 1% and is payable monthly. This note is collateralized by certain equipment and accounts receivable.

In June 2007, the Forbes Group entered into a promissory note with FNB with a total principal amount of $15 million. The proceeds were used for working capital and for the purchase of equipment. Principal is payable in 36 monthly installments of $416,686 beginning October 2007 through September 2010. Interest accrues at a rate equal to the Prime Rate plus 1% and is payable monthly. This note is collateralized by certain equipment and accounts receivable.

In October 2007, the Forbes Group entered a promissory note with FNB with a total principal amount of $6.0 million. The proceeds are intended to be used for the purchase of equipment and for working capital. Principal is payable in 10 monthly installments of $600,000 beginning November 2007 through August 2008. Interest accrues at a rate equal to the Prime Rate plus 1% and is payable monthly. This note is collateralized by certain equipment and accounts receivable.

Wells Fargo Equipment Finance

The Forbes Group financed the purchase of certain vehicles and equipment through commercial loans with Wells Fargo Equipment Finance. These loans are generally payable in 60 monthly installments with the maturity dates ranging from June 2012 to January 2013. One loan is payable in 36 months. Interest accrues at rates ranging from 7.85% to 8.45% and is payable monthly. The loans are collateralized by certain of the Forbes Group’s equipment.

Paccar Financial Group

The Forbes Group financed the purchase of certain vehicles and equipment through commercial loans with Paccar Financial Group. These loans are payable in 60-72 monthly installments with the maturity dates ranging from December 2011 to September 2013. Interest accrues at rates ranging from 8.95% to 9.65% and is payable monthly. The loans are collateralized by certain of the Forbes Group’s equipment.

Center Capital Corp.

The Forbes Group financed the purchase of certain vehicles and equipment through commercial loans with Center Capital Corp. These loans are payable in 36-60 monthly installments with the maturity dates ranging from June 2010 to August 2012. Interest accrues at rates ranging from 8% to 9% and is payable monthly. The loans are collateralized by certain of the Forbes Group’s equipment.

C.C. FORBES, LLC AND AFFILIATES (AKA THE “FORBES GROUP”)

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Daimler Chrysler

The Forbes Group financed certain of its vehicles on an individual vehicle basis through direct financing with Daimler Chrysler Truck Financial. These notes generally are payable in monthly installments over 36 months with stated interest rates ranging from 8.29% to 10.9%. The notes are collateralized by the specific vehicles they finance.

Ford Motor Credit Corporation

The Forbes Group finances many of its vehicles on an individual vehicle basis through direct financing with Ford Motor Credit Corporation. The Forbes Group issues notes that generally are payable in monthly installments over 36 months with stated interest rates ranging from 0% to 3.90%. The notes are collateralized by the specific vehicles they finance.

Senior Secured Notes

On February 12, 2008, Forbes Energy Services LLC and Forbes Energy Capital Inc. issued $205.0 million of 11% Senior Secured Notes due 2015 (the “Debt Offering”) which is more fully disclosed in note 12—Subsequent Events. A portion of the proceeds was used to pay off existing debt as well as existing vendor financings.

Future Maturities

After giving consideration to the use of proceeds from the Debt Offering, future maturities of long-term debt that existed at December 31, 2007, are as follows:

2008	$3,823,422
2009	—
2010	—
2011	—
2012	—
Thereafter	100,409,507

$104,232,929

7.	Related Party Transactions

The Forbes Group enters into transactions with related parties in the normal course of conducting business. Accounts Receivable—related parties and Accounts Payable—related parties result from transactions with related parties which are at terms consistent with those available to third-party customers and from third-party vendors.

Certain members of the Forbes Group are also owners and managers of Alice Environmental Services, LP (“AES”). The Forbes Group has entered into the following transactions with AES and its subsidiaries:

•	AES, through a wholly owned subsidiary, owns and operates an oil field supply store from which the Forbes Group purchases oil field supplies.

•	AES owns an airplane that the Forbes Group contracts from time to time.

•	The Forbes Group also has entered into long-term operating leases with AES.

C.C. FORBES, LLC AND AFFILIATES (AKA THE “FORBES GROUP”)

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

The Forbes Group recognized revenues from AES of approximately $0, $392,500 and $228,400 related to rig, trucking, and equipment rental activities, expenses of approximately $1,030,000, $5,250,000, and $4,303,600, and capital expenditures of approximately $0, $246,600, and $5,343,200 from these transactions for the years ended December 31, 2005, 2006 and 2007, respectively. The Forbes Group had accounts payable totaling $537,000 and $3,217,500, and accounts receivable totaling $0 and $76,100 with AES and its subsidiaries as of December 31, 2006 and 2007, respectively, resulting from these transactions.

Dorsal Services, Inc. is a trucking service provider that provides services to the Forbes Group. One of the Forbes Group’s members is a partial owner of Dorsal Services, Inc. The Forbes Group recognized revenues of approximately $1,500, $5,500 and $61,400 related to trucking services, equipment rental, and wash out activities, expenses of approximately $107,000, $240,000, and $401,940, and capital expenditures of approximately $760, $266,000, and $193,500 related to transactions with Dorsal Services, Inc. for the years ended December 31, 2005, 2006 and 2007, respectively. The Forbes Group had accounts payable totaling $266,500 and $154,400, and accounts receivable of $0 and $55,200 with Dorsal Services, Inc. as of December 31, 2006 and 2007, respectively, resulting from these transactions.

Tasco Tool Services, Inc. is a down-hole tool company that is partially owned and managed by one of the Forbes Group’s members. Tasco rents and sells tools to the Forbes Group from time to time. The Forbes Group recognized revenues of approximately $0, $0, and $10,700, expenses of approximately $0, $0, and $41,600, and capital expenditures of approximately $0, $34,400, and $93,100 related to transactions with Tasco for the years ended December 31, 2005, 2006 and 2007, respectively. The Forbes Group had accounts payable with Tasco of $7,500 and $59,800 as of December 31, 2006 and 2007, respectively, resulting from these transactions.

The C.W. Hahl Lease, an oil and natural gas lease, is owned by one of the members of the Forbes Group. The Forbes Group recognized revenues of $28,300 for the year ended December 31, 2007, and had accounts receivable of $20,400 as of December 31, 2007, resulting from these transactions. The Forbes Group had no expenses or accounts payable from the C.W. Hahl Lease for either period.

Related party note balances as of December 31, 2006 and 2007, were as follows:

	2006	2007
Note payable to partner, interest at 6%, unsecured	$4,679,075	$4,679,075
Note payable to partner, interest at 6%, unsecured	300,000	—
Note payable to relative of partner, interest at 10%, unsecured	200,000	—
Note payable to relative of partner, interest at 10%, unsecured	500,000	—
Note payable to relative of partner, interest at 12%, unsecured	—	1,500,000
Note payable to relative of partner, interest at 12%, unsecured	—	300,000
Note payable to partner, interest at 12%, unsecured	—	500,000
Note payable to partner, interest at 7.5%, unsecured	—	69,000

	5,679,075	7,048,075
Less: current portion	(500,000)	—

	$5,179,075	$7,048,075

In June 2007, all related party notes were renewed and extended. The term of the note in the amount of $4,679,075 was extended to December 31, 2010. The term of the note in the amount of $69,000 was extended to November 1, 2012. The terms of all other notes were extended to December 31, 2012. These related party notes were retired in February 2008 with a portion of the proceeds from the Debt Offering.

C.C. FORBES, LLC AND AFFILIATES (AKA THE “FORBES GROUP”)

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

The Forbes Group entered into seven separate leases with AES for separate parcels of land and buildings at various dates subsequent to December 31, 2006. Each has a five-year term with the Forbes Group having the option to extend from between one and five years. Aggregate rentals between the seven leases total $55,000 per month.

The Forbes Group entered into a waste water disposal operating agreement dated January 1, 2007, with AES pursuant to which AES leases its rights in a certain well bore and receives payments in the form of a minimum fee of $5,000 per month plus $0.15 per barrel for any barrel injected over 50,000 barrels. Under this agreement, AES also receives a “skim oil” payment of 20% of the amount realized by the Forbes Group for all oil and hydrocarbons removed from liquids injected into the premises. The agreement term is for three years and shall renew for successive three year terms as long as AES has rights to the well.

The Forbes Group entered into a waste water disposal lease agreement dated April 1, 2007, with AES. Under the agreement, the Forbes Group is entitled to use the leased land for the disposal of waste water for a term of five years with three successive three year renewal periods. The Forbes Group will pay a monthly rental of $2,500 per month plus $.05 per barrel for any barrel over 50,000 barrels of waste water injected per month. Additionally, the Forbes Group will pay an amount equal to 10% of all oil or other hydrocarbons removed from liquids injected or any skim oil.

8.	Commitments and Contingencies

Major Customers and Concentrations of Credit Risk

Financial instruments which subject the Forbes Group to credit risk consist primarily of cash balances maintained in excess of federal depository insurance limits and trade receivables. The Forbes Group restricts investment of temporary cash investments to financial institutions with high credit standings. The Forbes Group’s customer base consists primarily of multi-national and independent oil and natural gas producers. It performs ongoing credit evaluations of its customers but generally does not require collateral on its trade receivables. Any concentrations of credit risk are considered by management to be limited due to the large number of customers comprising its customer base.

The Forbes Group had an individual customer that represented 17% of total combined revenues during the year ended December 31, 2005. The Forbes Group had two individual customers that represented 13% and 10% of total combined revenues for the year ended December 31, 2006. Of these, the largest customer represented 18.0% of fluid logistics revenues and 7.8% of well servicing revenues. The second largest customer represented 10.5% of fluid logistics revenues and 9.8% of well servicing revenues. For the year ended December 31, 2007, the Forbes Group had two individual customers that represented 11.5% and 11.0% of total combined revenues. Of these, the largest customer represented 7.8% of well servicing revenues and 15.1% of fluid logistics revenues. The second largest customer represented 4.7% of well servicing revenues and 17.5% of fluid logistics revenues.

Employee Benefit Plan

In 2005, the Forbes Group implemented a 401(k) retirement plan for substantially all of its employees based on certain eligibility requirements. The Forbes Group may provide profit sharing contributions to the plan at the discretion of management. No such discretionary contributions have been made since inception of the plan.

Self-Insurance

Effective March 2007, the Forbes Group entered into a self-insured health insurance program for its employees. The Forbes Group retains the risk for health insurance claims, after employee deductibles per

C.C. FORBES, LLC AND AFFILIATES (AKA THE “FORBES GROUP”)

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

occurrence. The Forbes Group is only responsible for claims up to a $75,000 annual aggregate limit per employee. The Forbes Group’s maximum exposure is also limited on a monthly basis which was approximately $569,500 as of December 31, 2007. The monthly maximum will fluctuate in the future based upon the number of employees enrolled in the insurance program. The Forbes Group has an estimated value of all unprocessed claims at December 31, 2007, of approximately $1.4 million which is included in accrued expenses in the accompanying combined balance sheet.

Litigation

The Forbes Group, in the normal course of business, is a defendant in legal actions. However, in the opinion of management, the settlement of such outstanding matters will not result in a significant liability to the Forbes Group.

Sales Tax Audit

In January 2007, the Forbes Group started undergoing a Texas sales tax audit including the 2004, 2005, and 2006 fiscal years. As part of the audit, the Forbes Group determined that it should have been charged sales tax on certain purchases of well servicing equipment during 2004, 2005, and 2006. In May 2007, the Forbes Group received the results of the audit, resulting in approximately $1,400,000 due in additional sales tax, including interest. The accompanying combined financial statements for 2006 and 2007 include an accrual for approximately $1,400,000 and $341,000, respectively, related to these assessments. The Forbes Group paid $1,218,596 on July 2, 2007, and $341,484 on January 28, 2008, to satisfy the assessments.

9.	Supplemental Cash Flow Information

	Years Ended December 31,
	2005	2006	2007
Cash paid for Interest	$2,115,083	$4,658,661	$8,164,287

Supplemental schedule of non-cash investing and financing activities
Seller-financed purchases of property and equipment	$1,354,066	$2,992,404	$5,236,173
Buy-out of partner through extension of debt	1,500,000	—	—
Note exchanged for acquisition of business	—	800,000	—
Change in accrued capital expenditures	359,340	8,953,163	53,771,078
Sale of property and equipment on credit	—	450,000	—

10.	Operating Lease Commitments

The Forbes Group leases trucks under noncancelable operating leases which expire in 2011. Rental expenses relating to these operating leases totaled approximately $0, $265,000 and $362,300 for the years ended December 31, 2005, 2006 and 2007, respectively.

The Forbes Group leases under a Saltwater Injection Surface Lease and Pipeline Right of Way Agreement the use of a salt water disposal well from a third party. The lease was entered into in February 2005 and has an initial term of six years with three successive renewal options of three years each. The Forbes Group currently pays the lesser of $5,000 or $.09 per barrel of salt water injected into the well on a monthly basis. The variable rate of $.09 per barrel per month increases to $.11 per barrel in February 2008. The Forbes Group recognized $37,900, $141,700 and $0 of rental expense under this lease for the years ended December 31, 2005, 2006, and 2007, respectively.

C.C. FORBES, LLC AND AFFILIATES (AKA THE “FORBES GROUP”)

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

The Forbes Group also leases two salt water disposal wells from AES, one with a three-year initial term and one with a five-year initial term, both with an option to renew for three years. The Forbes Group recognized $0, $0 and $82,500 of rental expense under these leases for the years ended December 31, 2005, 2006, and 2007, respectively.

Additionally, the Forbes Group leases land and buildings under ten long-term operating leases from AES. Each has a five-year initial term with an option by the Forbes Group to renew for one additional year. Monthly payments total $83,000. The Forbes Group recognized $90,000, $328,000, and $816,000 of rental expense under these leases for the years ended December 31, 2005, 2006, and 2007, respectively.

Future minimum lease payments under these operating leases are as follows:

Year Ending December 31,	Related Party	Total
2008	$1,086,000	$1,529,983
2009	1,086,000	1,521,628
2010	1,086,000	1,483,937
2011	1,086,000	1,198,231
2012	1,086,000	1,146,000

	$5,430,000	$6,879,779

11.	Business Segment Information

The Forbes Group has determined that it has two reportable segments based on its products and services—well servicing and fluid logistics. The accounting policies of the segments are the same as those described in the summary of significant accounting policies (note 2).

Well Servicing

The well servicing segment consists of operations in the U.S., which provides (i) well maintenance, including remedial repairs and removal and replacement of downhole production equipment, (ii) well workovers, including significant downhole repairs, re-completions, and re-perforations, (iii) completion and swabbing activities, and (iv) plugging and abandoning services. In addition, the Forbes Group has a fleet of four tubing testing units that are used to conduct pressure testing of oil and natural gas production tubing.

Fluid Logistics

The fluid logistics segment consists of operations in the U.S., which provide, transport, store, and dispose of a variety of drilling and produced fluids used in and generated by oil and natural gas production activities. These services are required in most workover and completion projects and are routinely used in daily producing well operations.

C.C. FORBES, LLC AND AFFILIATES (AKA THE “FORBES GROUP”)

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

The following table sets forth certain financial information with respect to the Forbes Group’s reportable segments (in thousands):

Segment Operations

	Well Servicing	Fluid Logistics	Combined
For the year ended December 31, 2005
External revenues	$24,023	$36,799	$60,822
Internal revenues	2,704	—	2,704
Direct operating costs	(16,347)	(23,684)	(40,031)

Segment profits	$10,380	$13,115	$23,495

Depreciation and amortization	$2,575	$1,196	$3,771
Capital expenditures and acquisition of business	18,563	9,297	27,860
Assets	42,992	26,007	68,999

For the year ended December 31, 2006
External revenues	$58,575	$74,140	$132,715
Direct operating costs	(32,453)	(49,620)	(82,073)

Segment profits	$26,122	$24,520	$50,642

Depreciation and amortization	$4,213	$3,196	$7,409
Capital expenditures and acquisition of business	36,529	16,889	53,418
Assets	87,937	51,217	139,154

For the year ended December 31, 2007
External revenues	$103,601	$103,405	$207,006
Direct operating costs	(60,570)	(69,887)	(130,457)

Segment profits	$43,031	$33,518	$76,549

Depreciation and amortization	$9,411	$5,931	$15,342
Capital expenditures and acquisition of business	91,860	35,548	127,408
Assets	181,512	86,103	267,615

	For the year ended December 31,
	2005	2006	2007
Reconciliations of the Forbes Group Operating Income as Reported:
Segment profits	$23,495	$50,642	$76,549
Elimination of internal transactions	(2,704)	—	—
General and administrative expenses	(2,747)	(6,026)	(8,824)
Depreciation and amortization	(3,771)	(7,409)	(15,342)

Operating income	14,273	37,207	52,383
Other income and expenses, net	(2,210)	(4,934)	(8,106)

Income before income taxes	$12,063	$32,273	$44,277

Reconciliation of the Forbes Group Assets as Reported:
Total reportable segments	$68,999	$139,154	$267,615
Elimination of internal transactions	(2,630)	(10,636)	(7,620)

Total assets	$66,369	$128,518	$259,995

C.C. FORBES, LLC AND AFFILIATES (AKA THE “FORBES GROUP”)

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

12.	Subsequent Events

Formation of Forbes Energy Services LLC

Forbes Energy Services LLC (“FES”) is a new Delaware limited liability company formed effective January 1, 2008, to act as the holding company for the three wholly owned operating companies, namely C.C. Forbes, LLC (“CCF”), TX Energy Services, LLC (“TES”), and Superior Tubing Testers, LLC (“STT”). In the reorganization, ownership of the three operating subsidiaries comprising the Forbes Group’s predecessor business was transferred to FES by their equity investors in exchange for equity interest in FES. In connection with the offering of the Senior Secured Notes discussed below, a new Delaware corporation, Forbes Energy Capital Inc., was also formed as a wholly owned subsidiary of FES. It was organized to act in a borrower capacity for a contemplated financing.

Although FES was the legal acquirer in the reorganization, CCF was considered the acquirer for accounting purposes. As a result of this determination, the net assets of CCF will remain at their historical cost, while purchase accounting will be applied to TES and STT. The purchase prices of TES and STT are based on preliminary estimates of the enterprise value of each company. Amounts allocated to identifiable tangible and intangible assets acquired and liabilities assumed are based upon preliminary valuations and other assessments that have not progressed to a stage where there is sufficient information to make definitive allocations. FES’ preliminary allocation assigned approximately $48 million to intangible assets, $24 million to property and equipment, and $11 million to goodwill. The allocation of the purchase price is dependent upon a final determination of the fair value of the assets of TES and STT as of the date of reorganization.

Senior Secured Notes

At the closing of the Debt Offering on February 12, 2008, FES and Forbes Energy Capital Inc. issued $205.0 million principal amount of Senior Secured Notes and realized net proceeds of approximately $188.7 million, which was used to repay and fully extinguish all of the Forbes Group’s outstanding long-term debt and most current maturities incurred prior to the Debt Offering as well as existing vendor equipment financings. The Senior Secured Notes mature on February 15, 2015, and require semi-annual interest payments at an annual rate of 11% on February 15 and August 15 of each year until maturity, with the first payment due on August 15, 2008. No principal payments are due until maturity. The Senior Secured Notes are senior obligations and rank equally in right of payment with other existing and future senior indebtedness and senior in right of payment to any subordinated indebtedness incurred by FES in the future.

The Senior Secured Notes are secured by substantially all of the assets of FES and of its subsidiaries, subject to certain exceptions and permitted liens. The Senior Secured Notes are guaranteed by all of the subsidiaries (other than Forbes Energy Capital Inc., which co-issued the notes).

FES may, at its option, redeem all or part of the Senior Secured Notes from time to time at specified redemption prices and subject to certain conditions required by the indenture governing the Senior Secured Notes. FES is required to make an offer to repurchase the notes and to repurchase any notes put to FES at 101% of their principal amount, plus accrued and unpaid interest, if there is a change of control or if FES has excess cash flow. FES is required to make an offer to repurchase the notes and to repurchase any notes for which the offer is accepted at 100% of their principal amount, plus accrued and unpaid interest, following certain asset sales.

FES is permitted under the terms of the indenture to incur additional indebtedness in the future, provided that certain financial conditions set forth in the Indenture are satisfied by FES. FES is subject to certain covenants contained in the indenture, including one limiting its annual capital expenditures to certain amounts based on the year in which such expenditures are made.

Forbes Energy Services LLC

Unaudited Pro Forma Financial Statements

The following unaudited pro forma financial statements are based on the historical financial information of Forbes Energy Services LLC (the “Company” or “FES”) and C.C. Forbes, LLC and Affiliates (the “Forbes Group”) as adjusted to give effect to the estimated pro forma effects of (i) the Delaware Reorganization described below and (ii) the completion on February 12, 2008, of the offering and sale of $205,000,000 of Senior Secured Notes by the Company and Forbes Energy Capital Inc. (together, the “Transactions”). The historical combined financial statements prepared under US GAAP have been adjusted to give effect to pro forma events directly related to the Transactions that are factually supportable and, with respect to the statement of operations, that are expected to have a continuing impact on the Company’s results.

The unaudited pro forma balance sheet has been prepared as if the Transactions had occurred on December 31, 2007, and the unaudited pro forma statement of operations gives effect to the Transactions as if they had occurred on January 1, 2007.

The unaudited pro forma financial information is presented for informational purposes only and is not intended to represent or to be indicative of the combined results of operations or financial position that the Company would have reported had the Transactions been completed as of the dates described, and should not be taken as representative of the Company’s future results of operations or financial position. The following unaudited pro forma financial information should be read in conjunction with the historical combined financial statements of the Forbes Group and the notes thereto included elsewhere in this prospectus.

Delaware Reorganization

Effective January 1, 2008, the Forbes Group was reorganized (the “Delaware Reorganization”), resulting in C.C. Forbes, LLC (“CCF”), TX Energy Services, LLC (“TES”), and Superior Tubing Testers, LLC (“STT”) becoming wholly owned subsidiaries of FES, a newly formed Delaware limited liability company serving as a holding company. Although FES was the legal acquirer in the Delaware Reorganization, CCF was considered the acquirer for accounting purposes. As a result of this determination, the net assets of CCF remain at their historical cost, while purchase accounting has been applied to TES and STT. The purchase prices of TES and STT were based on preliminary estimates of the enterprise value of each such company. Amounts allocated to identifiable tangible and intangible assets acquired and liabilities assumed were based upon preliminary valuations and other assessments that have not progressed to a stage where there is sufficient information to make definitive allocations. The allocation of the purchase price is dependent upon a final determination of the fair value of the assets of TES and STT as of the date of reorganization. Accordingly, the pro forma purchase price adjustments are subject to future adjustments. Final determinations of fair value may differ materially from those presented herein.

Unaudited Pro Forma Balance Sheet

as of December 31, 2007

(in thousands)

	Forbes Energy Services LLC	CC Forbes and Affiliates	Pro Form Adjustments		Ref		Consolidated Pro Forma
			FES LLC Reorg	Debt Offering
Assets
Current assets
Cash and cash equivalents	$1	$5,209	$—	$13,713	(A	)	$13,713
Accounts receivable—trade, net	—	42,998	—	—			42,998
Accounts receivable—related parties	—	505	—	—			505
Accounts receivable—other	—	152	—	—			152
Prepaid expenses	—	4,466	—	—			4,466

Total current assets	1	53,330	—	13,713			67,044
Property and equipment, net	—	204,132	23,792	—	(B	)	227,924
Other assets	—	2,533	—	11,160	(C	)	13,693
Goodwill	—	—	11,501	—	(B	)	11,501
Intangibles	—	—	48,155	—	(B	)	48,155

Total assets	$1	$259,995	$83,448	$24,873			$368,317

Liabilities and Shareholders’ Equity
Current liabilities
Current maturities of long-term debt	$—	$3,823	$—	$—			$3,823
Notes payable—related parties	—	—	—	—			—
Accounts payable—trade	—	66,497	—	(63,239)	(E	)	3,258
Accounts payable—related parties	—	3,432	—	(3,432)	(D	)	—

Accrued expenses	—	7,826	—	—			7,826

Total current liabilities	—	81,578	—	(66,671)			14,907
Deferred tax liability	—	500	—	—			500
Senior secured notes	—	—	—	200,152	(F	)	200,152
Long-term debt, net of current maturities	—	100,410	—	(100,410)	(D	)	—
Notes payable—related parties	—	7,048	—	(7,048)	(D	)	—

Total liabilities	—	189,536	—	26,023			215,559
Shareholders’ equity	1	70,459	83,448	(1,150)	(G	)	152,758

Total liabilities and shareholders’ equity	$1	$259,995	$83,448	$24,873			$368,317

The accompanying notes are an integral part of these pro forma financial statements.

Unaudited Pro Forma Statement of Operations

for the Year Ended December 31, 2007

(in thousands)

	Forbes Energy Services LLC	CC Forbes and Affiliates	Pro Forma Adjustments		Ref		Consolidated Pro Forma
			FES LLC Reorg	Debt Offering
Revenues
Well servicing	$—	$101,753	$—	$—			$101,753
Fluid logistics	—	103,406	—	—			103,406
Other services	—	1,847	—	—			1,847

Total revenues	—	207,006	—	—			207,006

Expenses
Well servicing	—	59,515	—	—			59,515
Fluid logistics	—	69,888	—	—			69,888
Other services	—	1,055	—	—			1,055
General and administrative	—	8,823	—	—			8,823
Depreciation and amortization	—	15,342	7,136	—	(H	)	22,478

Total expenses	—	154,623	7,136	—			161,759

Operating income	—	52,383	(7,136)	—			45,247

Other income (expense)
Interest expense	—	(8,343)	—	(17,982)	(I	)	(26,325)
Other income	—	237	—	—			237

Earnings before income taxes	—	44,277	(7,136)	(17,982)			19,159
Income tax expense	—	683	—	—			683

Net income	$—	$43,594	$(7,136)	$(17,982)			$18,476

The accompanying notes are an integral part of these pro forma financial statements.

Notes to Unaudited Pro Forma

Financial Statements

(A)	Reflects the adjustment to cash calculated as follows (in thousands):

Debt Offering
Gross proceeds from debt offering	$200,152
Payment of transaction costs	(12,310)
Payment of notes payable—related parties	(7,048)
Payment of vendor financed accounts payable	(63,239)
Payment of long-term debt	(100,410)
Payment of accounts payable—related parties	(3,432)

Net adjustment to cash	$13,713

(B)	Reflects the adjustments to record the difference between the preliminary estimate of fair value and the historical amount of property and equipment, goodwill, and other intangibles (in thousands):

	Forbes Energy Services LLC Reorganization
	TX Energy	Superior Tubing	Total
Estimated purchase price(i)	$115,700	$2,950	$118,650
Net equity at historical cost(ii)	34,304	898	35,202

Net adjustment to equity(vi)	$81,396	$2,052	$83,448

Purchase price adjustments:
Property and equipment(iii)	$23,792	$—	$23,792
Goodwill(iv)	9,449	2,052	11,501
Intangibles(v)	48,155	—	48,155

Net adjustment to equity(vi)	$81,396	$2,052	$83,448

(i)	Reflects the preliminary estimate of the fair market value of TX Energy Services, LLC and Superior Tubing Testers, LLC as of December 31, 2007, as determined by a third party appraisal.
(ii)	Reflects the book value of each entity’s equity at December 31, 2007.
(iii)	Reflects the adjustments to record the difference between the preliminary estimate of the fair value and the historical cost basis of property and equipment.
(iv)	Reflects the adjustments to record the preliminary estimate of goodwill.
(v)	Reflects the adjustments to record the preliminary estimate of the fair value of finite life relationships, trade name, and dispatch software.
(vi)	Reflects the difference between the estimated purchase price and the net book value of each entity at December 31, 2007.

(C)	Represents adjustments to other assets as follows (in thousands):

Debt Offering
Transaction/financing costs	$12,310
Write-off of deferred financing costs associated with retired debt	(1,150)

Net adjustment to other assets	$11,160

Notes to Unaudited Pro Forma

Financial Statements—(Continued)

(D)	Represents the retirement of outstanding debt and related party payables with proceeds from the debt offering.

(E)	Reflects payment of certain accounts payable related to vendor financing of equipment. These accounts payable were primarily with rig suppliers who advanced the Forbes Group credit pending completion of the debt offering.

(F)	Represents the $200.2 million principal amount of the 11% Senior Secured Notes due 2015 after original issue discount is deducted from the $205 million face amount.

(G)	Represents the net effect on equity of the pro forma adjustments as follows (in thousands):

	Pro Forma Adjustments
	FES LLC Reorg	Debt Offering
Net impact of purchase accounting (see note (B) above)	$83,448	$—
Write-off of deferred financing costs associated with retired debt	—	(1,150)

Net effect on equity of pro forma adjustments	$83,448	$(1,150)

(H)	Reflects the estimated adjustment to depreciation and amortization expense for (1) the increased depreciation expense due to the stepped up basis of property and equipment resulting from the preliminary purchase price adjustments made to TX Energy Services, LLC and Superior Tubing Testers, LLC and (2) the estimated adjustment to amortization expense for the preliminary purchase price adjustment to TX Energy Services, LLC’s finite-lived intangible assets based on an estimated useful life for customer relationships of 15 years and 10 years for all other finite-lived intangible assets (in thousands).

	Forbes Energy Services LLC Reorganization
	TX Energy	Superior Tubing	Total
Historical depreciation and amortization	$(5,743)	$(143)	$(5,886)
Pro forma depreciation on fair market value of assets	9,375	143	9,518
Pro forma amortization of intangibles	3,504	—	3,504

	$7,136	$—	$7,136

A ten percent increase or decrease in the fair value of property and equipment and intangible assets would result in an annual increase or decrease in depreciation and amortization expense of approximately $947,000 and $350,000, respectively.

Notes to Unaudited Pro Forma

Financial Statements—(Continued)

(I)	Reflects the adjustment to interest expense due to the following assumptions (in thousands):

Debt Offering
Historical interest expense(i)	$8,339
Pro forma interest expense on $205 million of 11% Senior Secured Notes due 2015(ii)	(22,017)
Pro forma transaction cost amortization(iii)	(2,462)
Pro forma bond discount amortization(iv)	(693)
Write-off of deferred loan cost	(1,150)

$(17,983)

(i)	To reverse historical interest expense associated with retired debt.
(ii)	To reflect pro forma interest expense based on $205 million Senior Secured Notes due 2015 from the beginning of the year.
(iii)	To reflect amortization of estimated deferred financing costs amortized over seven years, the term of the Senior Secured Notes due 2015.
(iv)	To reflect amortization of the original issue discount on the Senior Secured Notes. Net proceeds to Forbes Energy Services LLC were 97.635% before transaction costs.

ANNEX A

GLOSSARY OF OIL AND NATURAL GAS TERMS

We have included below the definitions for certain oil and natural gas terms used in this prospectus:

“Bbl”: One stock tank barrel, or 42 U.S. gallons liquid volume, used in this prospectus in reference to oil and other liquid hydrocarbons.

“Bbl/d”: One Bbl per day.

“brine water”: Water that is heavily saturated with salt used in various well completion and workover activities.

“casing”: Steel pipe placed in an oil or natural gas well as drilling progresses to prevent the wall of the hole from caving in, to prevent seepage of fluids, and to provide a means of extracting oil or natural gas if the well is productive.

“completion”: The installation of permanent equipment for the production of oil or natural gas, or in the case of a dry hole, the reporting of abandonment to the appropriate agency.

“drilling mud”: The fluid pumped down the drilling string and up the wellbore to bring debris from the drilling and workover operations to the surface. Drilling muds also cool and lubricate the bit, protect against blowouts by holding back underground pressures and, in new well drilling, deposit a mud cake on the wall of the borehole to minimize loss of fluid to the formation.

“field”: An area consisting of a single reservoir or multiple reservoirs all grouped on, or related to, the same individual geological structural feature or stratigraphic condition. The field name refers to the surface area, although it may refer to both the surface and the underground productive formations.

“frac tank”: A steel tank used to store fluids at the well location to facilitate completion and workover operations. The largest demand is related to the storage of fluid used in fracturing operations.

“Henry Hub natural gas price”: Price of natural gas sales contracted for spot or future delivery and title transfer at the Henry Hub, a natural gas pipeline hub in Louisiana that serves as the delivery point for New York Mercantile Exchange natural gas contracts.

“MMbtu”: Millions of British thermal units.

“plugging and abandonment”: Refers to the sealing off of fluids in the strata penetrated by a well so that the fluids from one stratum will not escape into another or to the surface. Regulations of many states require plugging of abandoned wells.

“producing well”: A well found to be capable of producing either natural gas or oil in sufficient quantities to justify completion as a natural gas or oil well.

“resource play”: A term used to describe an accumulation of oil and natural gas known to exist over a large area which, when compared to a conventional play, has lower development risks as well as lower average decline rates.

“stimulation”: The general process of improving well productivity through fracturing or acidizing operations.

A-1

“swab” or “swabbing”: Use of truck mounted equipment consisting of a hoist and mast to remove, or “swab,” wellbore fluids by alternatively lowering and raising tools in a well’s tubing or casing.

“Tcf”: Trillions of cubic feet of natural gas.

“wellbore”: The drilled hole of a well, which may include open hole or uncased portions, and which may also refer to the rock face that bounds the inside diameter of the wall of the drilled hole.

“well servicing”: The maintenance work performed on an oil or natural gas well to improve or maintain the production from a formation already producing. It usually involves repairs to the downhole pump, rods, tubing, and so forth or removal of sand, paraffin or other debris which is preventing or restricting production of oil or natural gas.

“wireline”: A general term used to describe well-intervention operations conducted using single-strand or multistrand wire or cable for intervention in oil or natural gas wells. Although applied inconsistently, the term is used commonly in association with electric logging and cables incorporating electrical conductors.

“workover”: Refers to a broad category of procedures preformed on an existing well to correct a major downhole problem, such as collapsed casing, or to establish production from a formation not previously produced, including deepening the well from its originally completed depth.

“WTI Cushing price”: Price of light, sweet crude oil produced in the United States and commonly referred to as West Texas Intermediate or WTI. WTI is the underlying commodity of the New York Mercantile Exchange’s oil spot and futures contracts. Prices for WTI are quoted at Cushing, Oklahoma, which is a major crude oil shipment point that has extensive pipeline connection to oil producing areas and refining centers.

A-2

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not offering the exchange notes in any jurisdiction where the offer is not permitted. We do not claim the information in this prospectus is accurate as of any date other than the date stated on the cover.

$205,000,000

Forbes Energy Services LLC

Forbes Energy Capital Inc.

Forbes Energy Services Ltd.

Offer to Exchange

11% Senior Secured Exchange Notes due 2015

with issuance registered under the Securities Act of 1933

for

11% Senior Secured Initial Notes due 2015

PROSPECTUS

                    , 2008

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our limited liability company agreement provides our officers and directors with the maximum indemnification provisions permitted under Delaware law. Section 108 of the Delaware Limited Liability Company Law, or Delaware law, empowers a Delaware limited liability company to indemnify any member or manager or other person from and against any and all claims and demands whatsoever. In addition, Delaware case law provides broad discretion to a limited liability company to provide advancement or insurance in respect of such indemnification.

In addition to the indemnification provided for in our limited liability company agreement, we have entered into indemnification agreements with each of our directors and officers for liabilities and costs in respect of any action or suit against them in connection with the execution of their duties, subject to customary limitations prescribed by applicable law. These agreements, among other things, would indemnify our directors and officers for certain expenses (including advancing expenses for attorneys’ fees), judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by us or in our right, arising out of such person’s services as a director or officer of our Company, any subsidiary of ours or any other company or enterprise to which the person provides services at our request. We maintain a directors, officers and company liability insurance policy. The policy has a $5.0 million coverage limit and corporate indemnification deductibles apply.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

ITEM 21.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)	Exhibits:

Exhibit Number	Description of Exhibit
1.1	Purchase Agreement for 11% Senior Secured Notes dated February 7, 2008 among Forbes Energy Services LLC and Forbes Energy Capital Inc., as Co-Issuers, C.C. Forbes, LLC, TX Energy Services, LLC and Superior Tubing Testers, LLC, as Guarantors, and Jefferies & Company, Inc., as Purchaser

3.1	Certificate of Formation of Forbes Energy Services LLC.

3.2	Limited Liability Company Agreement of Forbes Energy Services LLC.

3.3	Certificate of Incorporation of Forbes Energy Capital Inc.

3.4	Bylaws of Forbes Energy Capital Inc.

3.5	Certificate of Formation of C.C. Forbes, LLC.

3.6	Limited Liability Company Agreement of C.C. Forbes, LLC.

3.7	Certificate of Formation of TX Energy Services, LLC.

3.8	Limited Liability Company Agreement of TX Energy Services, LLC.

3.9	Certificate of Formation of Superior Tubing Testers, LLC.

3.10	Limited Liability Company Agreement of Superior Tubing Testers, LLC.

4.1	Indenture, dated February 12, 2008 among Forbes Energy Services LLC and Forbes Energy Capital Inc., as issuers, the guarantors party thereto and Wells Fargo Bank, National Association, as trustee.

4.2	Registration Rights Agreement, dated as of February 7, 2008, among Jefferies & Company, Inc., Forbes Energy Services Inc., Forbes Energy Capital Inc. and the guarantors party thereto.

4.3	Specimen 144A Global 11% Senior Secured Initial Note due 2015.

Exhibit Number	Description of Exhibit
4.4	Specimen Regulation S Global 11% Senior Secured Initial Note due 2015.

4.5	Specimen 11% Senior Secured Exchange Note due 2015.

4.6	Credit Agreement dated April 10, 2008 among C.C. Forbes, LLC, TX Energy Services, LLC and Superior Tubing Testers, LLC, as borrowers, Forbes Energy Services LLC, as guarantor, and Citibank, N.A., as lender, governing the Credit Facility.

4.7	Intercreditor Agreement dated April 10, 2008 among C.C. Forbes, LLC, TX Energy Services, LLC, Superior Tubing Testers, LLC, as borrowers, Forbes Energy Services LLC and Forbes Energy Capital Inc., as issuers, Citibank, N.A. and Wells Fargo Bank, National Association.

5	Opinion of Winstead PC

12	Calculation of Ratio of Earnings to Fixed Charges (included in the prospectus heading “Ratio of Earnings to Fixed Charges”).

16	Letter from Melton & Melton, LLP

21	Subsidiaries

23.1	Consent of Winstead PC (contained in Exhibit 5).

23.2	Consent of PricewaterhouseCoopers LLP.

24	Powers of Attorney (set forth on page II-3 hereof).

25	Statement of Eligibility of Wells Fargo Bank, National Association.

99.1	Form of Letter Transmittal.

99.2	Form of Letter to Registered Holders and Depository Trust Participants.

99.3	Form of Letter to Clients.

(b)	Financial Statement Schedules.

None.

ITEM 22.	UNDERTAKINGS

(i) The undersigned co-registrants hereby undertake as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the undersigned undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(ii) The co-registrants undertake that every prospectus (i) that is filed pursuant to paragraph (i) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(iii) The undersigned co-registrants hereby undertake to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(iv) The undersigned co-registrants hereby undertake to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(v) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 20 above, or otherwise, the co-registrants have been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the co-registrants of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the co-registrants will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Alice, the State of Texas, on May 12, 2008.

FORBES ENERGY SERVICES LLC

By:	/s/ JOHN E. CRISP
John E. Crisp President and Chief Executive Officer

We, the undersigned directors and officers of Forbes Energy Services LLC, do hereby constitute and appoint John E. Crisp and L. Melvin Cooper and each of them our true and lawful attorneys-in-fact and agents, to do any and all acts and things in our names and on our behalf in our capacities as directors and officers and to execute any and all instruments for us and in our name in the capacities indicated below, which said attorneys and agents may deem necessary or advisable to enable said corporation to comply with the Securities Act of 1933 and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with this Registration Statement, or any registration statement for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, including specifically, but without limitation, power and authority to sign for us or any of us in names in the capacities indicated below, any and all amendments (including post-effective amendments) hereto; and we do hereby ratify and confirm all that said attorneys and agents shall do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

	Signature	Title	Date

	/s/ JOHN E. CRISP (John E. Crisp)	Chairman of the Board, President, Chief Executive Officer and Director (Principal Executive Officer)	May 12, 2008

	/s/ L. MELVIN COOPER (L. Melvin Cooper)	Senior Vice President, Chief Financial Officer and Secretary (Principal Financial and Accounting Officer)	May 12, 2008

*By:	/s/ CHARLES C. FORBES (Charles C. Forbes)	Executive Vice President, Chief Operating Officer and Director	May 12, 2008

*By:	/s/ DALE BOSSERT (Dale Bossert)	Director	May 12, 2008

*By:	/s/ TRAVIS H. BURRIS (Travis H. Burris)	Director	May 12, 2008

*By:	/s/ JANET L. FORBES (Janet L. Forbes)	Director	May 12, 2008

*By:	/s/ WILLIAM W. SHERRILL (William W. Sherrill)	Director	May 12, 2008

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Alice, the State of Texas, on May 12, 2008.

FORBES ENERGY SERVICES LTD.

By:	/s/ JOHN E. CRISP
John E. Crisp President and Chief Executive Officer

We, the undersigned directors and officers of Forbes Energy Services Ltd., do hereby constitute and appoint John E. Crisp and L. Melvin Cooper and each of them our true and lawful attorneys-in-fact and agents, to do any and all acts and things in our names and on our behalf in our capacities as directors and officers and to execute any and all instruments for us and in our name in the capacities indicated below, which said attorneys and agents may deem necessary or advisable to enable said corporation to comply with the Securities Act of 1933 and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with this Registration Statement, or any registration statement for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, including specifically, but without limitation, power and authority to sign for us or any of us in names in the capacities indicated below, any and all amendments (including post-effective amendments) hereto; and we do hereby ratify and confirm all that said attorneys and agents shall do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

	Signature	Title	Date

	/s/ JOHN E. CRISP (John E. Crisp)	Chairman of the Board, President, Chief Executive Officer and Director (Principal Executive Officer)	May 12, 2008

	/s/ L. MELVIN COOPER (L. Melvin Cooper)	Senior Vice President, Chief Financial Officer and Secretary (Principal Financial and Accounting Officer)	May 12, 2008

*By:	/s/ CHARLES C. FORBES (Charles C. Forbes)	Executive Vice President, Chief Operating Officer and Director	May 12, 2008

*By:	/s/ DALE BOSSERT (Dale Bossert)	Director	May 12, 2008

*By:	/s/ TRAVIS H. BURRIS (Travis H. Burris)	Director	May 12, 2008

*By:	/s/ JANET L. FORBES (Janet L. Forbes)	Director	May 12, 2008

*By:	/s/ WILLIAM W. SHERRILL (William W. Sherrill)	Director	May 12, 2008

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, each of the registrants below has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Alice, the State of Texas, on May 12, 2008.

Forbes Energy Capital Inc.

By:	/s/ JOHN E. CRISP
John E. Crisp President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons on behalf of each of the above-referenced registrants and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ JOHN E. CRISP (John E. Crisp)	President, Chief Executive Officer and Sole Director (Principal Executive Officer of the Registrant)	May 12, 2008

/s/ L. MELVIN COOPER (L. Melvin Cooper)	Senior Vice President, Chief Financial Officer and Secretary (Principal Financial and Accounting Officer of the Registrant)	May 12, 2008

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, each of the registrants below has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Alice, the State of Texas, on May 12, 2008.

TX Energy Services, LLC

By:	/s/ JOHN E. CRISP
John E. Crisp President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons on behalf of each of the above-referenced registrants and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ JOHN E. CRISP (John E. Crisp)	President, Chief Executive Officer and Sole Manager (Principal Executive Officer of the Registrant)	May 12, 2008

/s/ L. MELVIN COOPER (L. Melvin Cooper)	Senior Vice President, Chief Financial Officer and Secretary (Principal Financial and Accounting Officer of the Registrant)	May 12, 2008

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, each of the registrants below has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Alice, the State of Texas, on May 12, 2008.

C.C. Forbes, LLC

By:	/s/ CHARLES C. FORBES
Charles C. Forbes President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons on behalf of each of the above-referenced registrants and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ CHARLES C. FORBES (Charles C. Forbes)	President, Chief Executive Officer and Sole Manager (Principal Executive Officer of the Registrant)	May 12, 2008

/s/ L. MELVIN COOPER (L. Melvin Cooper)	Senior Vice President, Chief Financial Officer and Secretary (Principal Financial and Accounting Officer of the Registrant)	May 12, 2008

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, each of the registrants below has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Alice, the State of Texas, on May 12, 2008.

Superior Tubing Testers, LLC

By:	/s/ ROBERT E. JENKINS, JR.
Robert E. Jenkins, Jr. President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons on behalf of each of the above-referenced registrants and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ ROBERT E. JENKINS, JR. (Robert E. Jenkins, Jr.)	President, Chief Executive Officer and Sole Manager (Principal Executive Officer of the Registrant)	May 12, 2008

/s/ L. MELVIN COOPER (L. Melvin Cooper)	Senior Vice President, Chief Financial Officer and Secretary (Principal Financial and Accounting Officer of the Registrant)	May 12, 2008

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
*1.1	Purchase Agreement for 11% Senior Secured Notes dated February 7, 2008 among Forbes Energy Services LLC and Forbes Energy Capital Inc., as Co-Issuers, C.C. Forbes, LLC, TX Energy Services, LLC and Superior Tubing Testers, LLC, as Guarantors, and Jefferies & Company, Inc., as Purchaser

*3.1	Certificate of Formation of Forbes Energy Services LLC.

*3.2	Limited Liability Company Agreement of Forbes Energy Services LLC.

*3.3	Certificate of Incorporation of Forbes Energy Capital Inc.

*3.4	Bylaws of Forbes Energy Capital Inc.

*3.5	Certificate of Formation of C.C. Forbes, LLC.

*3.6	Limited Liability Company Agreement of C.C. Forbes, LLC.

*3.7	Certificate of Formation of TX Energy Services, LLC.

*3.8	Limited Liability Company Agreement of TX Energy Services, LLC.

*3.9	Certificate of Formation of Superior Tubing Testers, LLC.

*3.10	Limited Liability Company Agreement of Superior Tubing Testers, LLC.

*4.1	Indenture, dated February 12, 2008 among Forbes Energy Services LLC and Forbes Energy Capital Inc., as issuers, the guarantors party thereto and Wells Fargo Bank, National Association, as trustee.

*4.2	Registration Rights Agreement, dated as of February 7, 2008, among Jefferies & Company, Inc., Forbes Energy Services Inc., Forbes Energy Capital Inc. and the guarantors party thereto.

*4.3	Specimen 144A Global 11% Senior Secured Initial Note due 2015.

*4.4	Specimen Regulation S Global 11% Senior Secured Initial Note due 2015.

*4.5	Specimen 11% Senior Secured Exchange Note due 2015.

*4.6	Credit Agreement dated April 10, 2008 among C.C. Forbes, LLC, TX Energy Services, LLC and Superior Tubing Testers, LLC, as borrowers, Forbes Energy Services LLC, as guarantor, and Citibank, N.A., as lender, governing the Credit Facility.

*4.7	Intercreditor Agreement dated April 10, 2008 among C.C. Forbes, LLC, TX Energy Services, LLC, Superior Tubing Testers, LLC, as borrowers, Forbes Energy Services LLC and Forbes Energy Capital Inc., as issuers, Citibank, N.A. and Wells Fargo Bank, National Association.

*5	Opinion of Winstead PC

*12	Calculation of Ratio of Earnings to Fixed Charges (included in the prospectus heading “Ratio of Earnings to Fixed Charges”).

*16	Letter from Melton & Melton, LLP

*21	Subsidiaries

*23.1	Consent of Winstead PC (contained in Exhibit 5).

*23.2	Consent of PricewaterhouseCoopers LLP.

*24	Powers of Attorney (set forth on page II-3 hereof).

*25	Statement of Eligibility of Wells Fargo Bank, National Association.

**99.1	Form of Letter Transmittal.

**99.2	Form of Letter to Registered Holders and Depository Trust Participants.

**99.3	Form of Letter to Clients.

*	filed herewith.
**	to be filed by amendment.